As filed with the Securities and Exchange Commission on May 18, 2020
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
HEARTLAND FINANCIAL USA, INC.
(Exact name of registrant as specified in its charter)
Delaware
(State or other jurisdiction of incorporation or organization)
6022
(Primary Standard Industrial Classification Code Number
42-1405748
(I.R.S. Employer Identification No.)
1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Bryan R. McKeag Executive Vice President and Chief Financial Officer Heartland Financial USA, Inc. 1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Jay L. Swanson	Lowell W. Harrison
John Marsalek	Jeremy S. Lemmon
Dorsey & Whitney LLP	Fenimore, Kay, Harrison & Ford, LLP
50 South Sixth Street, Suite 1500	812 San Antonio Street, Suite 600
Minneapolis, Minnesota 55402	Austin, Texas 78701
(612) 340-2600	(512) 583-5905
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “small reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (do not check if smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $1.00 par value	6,341,819(1)	N/A	$166,463,707(2)	$21,607
(1)
Represents the maximum number of shares to be issued pursuant to the Agreement and Plan of Merger dated as of February 11, 2020 (the “merger agreement”), between the registrant and AIM Bancshares, Inc. (“AIM”), computed by (a) multiplying the fixed stock exchange ratio of 207.0 shares of the registrant's common stock to be exchanged for each share of AIM common stock, by the total number of shares of AIM common stock issued and outstanding immediately prior to the effective time of the merger provided for in the merger agreement (assuming exercise of all currently outstanding options to acquire AIM common stock prior to the effective time and resulting in the issuance of 359,145 shares of the registrant's common stock), which equals 5,441,819 shares of the registrant's common stock, and (b) adding 900,000 shares in case the registrant exercises its “top-up” option as described in this Registration Statement.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) and (f)(3) of Regulation C under the Securities Act of 1933, as amended, and computed by multiplying 24,553.98 (the total number of shares of AIM common stock issued and outstanding) as of the date hereof by $6,779.50 (the book value per share of AIM common stock as of March 31, 2020).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 18, 2020
AIM BANCSHARES, INC.
PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT
Dear Shareholder of AIM Bancshares, Inc.:
We are happy to advise you that the board of directors of AIM Bancshares, Inc. (“AIM”) has unanimously approved the merger (the “merger”) of AIM into Heartland Financial USA, Inc. (“Heartland”) in accordance with an Agreement and Plan of Merger dated as of February 11, 2020 (the “merger agreement”). Before we can complete the merger, we must obtain the approval of the AIM shareholders. We are sending you this proxy statement/prospectus to ask you to vote in favor of approval of the merger agreement. The AIM board of directors unanimously recommends that you vote “FOR” approval of the merger agreement.
In the merger, AIM will merge with and into Heartland, and holders of shares of AIM common stock will receive 207.0 shares of Heartland common stock (the “stock exchange ratio”) and $685.00 of cash (the “cash exchange ratio”) for each share of AIM common stock owned by such holders immediately prior to the effective time of the merger, subject to adjustment as described below, plus cash in lieu of any fractional shares. As of the date of this proxy statement/prospectus, AIM shareholders owned 24,553.98 shares of AIM common stock.
Holders of options to acquire shares of AIM common stock outstanding and unexercised on the closing date of the merger will receive a cash payment equal to the product of (a) the number of shares of AIM common stock subject to such AIM stock option, and (b) the excess of (i) an amount determined by (A) multiplying 207.0 by the volume-weighted average trading prices for shares of Heartland common stock for each of the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding the fifth business day preceding the closing date, rounded to three decimal places, as quoted on the NASDAQ Global Select Market on such trading day plus (B) $685.00 (subject to adjustment as described below), less (ii) the exercise price per share of such AIM stock option (the amount determined by the foregoing formula, the “option consideration”), less any applicable taxes required to be withheld. If the option consideration for an AIM stock option is a negative number, the holder of the stock option will not be entitled to any such cash payment. As of the date of this proxy statement/prospectus, 1,735 shares of AIM common stock are reserved for issuance to holders of AIM stock options.
The stock exchange ratio is fixed and, except as described below, will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. If the price of Heartland common stock drops below a certain level and the performance of Heartland common stock is also below a certain level of performance of the KBW NASDAQ Regional Banking Index, as described under the section titled “The Merger Agreement—Termination” in this proxy statement/prospectus, AIM may exercise a “walk-away” right to terminate the merger agreement unless Heartland increases, at its option, either the stock exchange ratio or the cash exchange ratio by exercising a “top-up” option.
Alternatively, if the price of Heartland common stock increases above a certain level and the performance of Heartland common stock is also above a certain level of performance of the KBW NASDAQ Regional Banking Index, as described under the section titled “The Merger Agreement—Termination” in this proxy statement/prospectus, Heartland may exercise a “walk-away” right to terminate the merger agreement unless AIM accepts, at its option, either a decrease in either the stock exchange ratio or cash exchange ratio to avoid Heartland's termination of the merger agreement.
The cash exchange ratio is fixed, but may be adjusted in two instances. First, in the event the closing date of the merger occurs on or after June 30, 2020 and AIM's Adjusted Tangible Common Equity (as defined in this proxy statement/prospectus in the section titled “The Merger Agreement—The Merger—Determination of Merger Consideration”) as of the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the “determination date”) is less than $145,000,000 (the “minimum equity”), then the cash component of the merger consideration will be reduced by an amount equal to the amount by which the Adjusted Tangible Common Equity is below the minimum equity. If the closing date of the merger occurs before June 30, 2020, the minimum equity will be reduced by an amount equal to the product of $70,000 multiplied by the number of calendar days from the effective time through June 30, 2020 for purposes of determining whether a downward adjustment of the cash exchange ratio will be made.
Second, if AIM's Adjusted Tangible Common Equity as of the determination date is greater than $148,000,000, the cash component of the merger consideration will be increased by an amount equal to the lesser of (a) $5,000,000 and (b) the amount by which the Adjusted Tangible Common Equity is above $148,000,000.
Based on the closing price of a share of Heartland common stock as of February 10, 2020 (the last trading day before the merger agreement was executed) of $49.88, the aggregate merger consideration was valued at $280.4 million with (a) AIM shareholders receiving aggregate consideration of approximately $270.3 million, or $11,010.16 for each share of AIM common stock and (b) holders of AIM stock options receiving aggregate option consideration of approximately $10.0 million. Based on the price of a share of Heartland common stock as of May 15, 2020 (the last trading date before the date of this proxy statement/prospectus) of $26.76, the aggregate merger consideration was valued at $155.4 million with (i) AIM shareholders receiving aggregate consideration of approximately $152.8 million, or $6,224.32 for each share of AIM common stock and (ii) holders of AIM stock options receiving aggregate option consideration of approximately $2.6 million. These valuations are based on the assumption that no adjustments will be made to the cash exchange ratio based on AIM's Adjusted Tangible Common Equity. As of March 31, 2020, the book value per share of AIM common stock was $6,779.50 and the tangible book value per share of AIM common stock was $5,768.47. Heartland common stock is listed on the NASDAQ Global Select Market under the symbol “HTLF.” Because the market price for Heartland common stock will fluctuate prior to the effective date of the merger and the Adjusted Tangible Common Equity of AIM may increase or decrease, the value and amount, respectively, of the actual consideration you will receive may be different from the amounts described above.
At the closing of the merger, Heartland will assume all obligations of AIM with respect to certain subordinated debentures (which have a par value of approximately $3,100,000) issued in connection with a trust preferred securities financing by AIM.
To complete the merger, we must receive certain regulatory approvals and the holders of at least two-thirds of the issued and outstanding shares of AIM common stock entitled to vote must approve the merger agreement.
At its 2020 annual meeting of shareholders (the “annual meeting”), AIM will be seeking the shareholder approval necessary to complete the merger. The annual meeting will be held at              , at         local time on       , 2020, unless adjourned to a later date. At the annual meeting, AIM will ask its shareholders to consider and vote upon the following matters:
•	a proposal to approve the merger agreement, as it may be amended from time to time, pursuant to which AIM will merge with and into Heartland, with Heartland as the surviving corporation;
•
a proposal to elect four directors of AIM to serve until their successors are elected and qualified at the next annual meeting of shareholders of AIM or until their earlier death, resignation or removal from office (provided that, if the merger is completed, the separate corporate existence of AIM will cease and the composition of Heartland's board of directors will remain unchanged); and

•
a proposal to adjourn the AIM annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the merger agreement.

Your vote is important. Whether or not you plan to attend the annual meeting, please submit voting instructions for your shares of AIM common stock in accordance with the instructions contained in this proxy statement/prospectus. If you mark “ABSTAIN” on your proxy card or do not vote your shares of AIM common stock at the annual meeting, it will have the same effect as voting against the merger.
We urge you to read this proxy statement/prospectus carefully before voting, including the section titled “Risk Factors.” This proxy statement/prospectus gives you detailed information about the merger and includes a copy of the merger agreement as Appendix A.
Sincerely,

/s/ Scott L. Wade
Scott L. Wade Chairman of the Board and Chief Executive Officer
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The securities that Heartland is offering pursuant to this document are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/prospectus is    , 2020, and it is first being mailed to AIM shareholders on or about   , 2020.

AIM BANCSHARES, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON  , 2020
AIM Bancshares, Inc. (“AIM”) will hold an annual meeting of its shareholders (the “annual meeting”) at              , at      local time on     , 2020, to consider and vote upon the following matters:
•
a proposal to approve the Agreement and Plan of Merger, dated as of February 11, 2020 (the “merger agreement”), by and between Heartland Financial USA, Inc. (“Heartland”) and AIM, as it may be amended from time to time, pursuant to which AIM will merge with and into Heartland (the “merger”), with Heartland surviving the merger, on and subject to the terms and conditions contained therein (the “merger proposal”);

•
a proposal to elect four directors of AIM (the “AIM director nominees”) to serve until their successors are elected and qualified at the next annual meeting of shareholders of AIM or until their earlier death, resignation or removal from office (provided that, if the merger is completed, the separate corporate existence of AIM will cease and the composition of Heartland's board of directors will remain unchanged); and

•
a proposal to adjourn the AIM annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the merger proposal.

Upon completion of the merger, each share of AIM common stock will be converted into the right to receive shares of Heartland common stock and cash, and each AIM stock option will be converted into the right to receive a cash payment equal to the amount of merger consideration per share received by holders of AIM common stock less the exercise price of the option to acquire such share of AIM common stock. If the exercise price per share of an AIM stock option exceeds the merger consideration per share, the holder of the stock option will not be entitled to receive any such cash payment. The accompanying proxy statement/prospectus contains a detailed discussion of the merger and certain related transactions, and includes a copy of the merger agreement as Appendix A.
The board of directors has fixed    , 2020 as the record date for the annual meeting. Holders of record of AIM common stock at the close of business on such date are entitled to notice of, and to vote on the above proposals.
The AIM board of directors has unanimously approved the merger agreement and unanimously recommends that holders of AIM common stock vote “FOR” approval of the merger proposal. In addition, the AIM board of directors unanimously recommends that you vote for “FOR” the election of the AIM director nominees and “FOR” the adjournment of the annual meeting for the purpose described above.
AIM shareholders who do not vote in favor of the merger agreement and who strictly comply with Chapter 10, Subchapter H of the Texas Business Organizations Code have the right to assert dissenters' rights under that statute. For a description of the procedures that must be followed to make written demand for dissenters' rights, see the copy of the statute which is attached as Appendix B to this proxy statement/prospectus. In addition, a summary of the procedures to be followed in order to obtain payment for dissenting shares is set forth under the section titled “Dissenters' Rights of AIM Shareholders” in the proxy statement/prospectus.
Whether or not you plan to attend the annual meeting, please vote your shares of AIM common stock using one of the methods described on the enclosed proxy card. Any holder of AIM common stock present at the annual meeting may vote in person instead of voting prior to the annual meeting, and a vote by any such holder prior to the annual meeting may be revoked in writing at any time before or at the annual meeting. The presence of an AIM shareholder at the annual meeting will not automatically revoke that shareholder's previous vote. An AIM shareholder may revoke such shareholder's vote by (a) filing with the Secretary of AIM a written notice of revocation, (b) delivering to AIM a duly executed proxy bearing a later date, or (c) attending the meeting and voting in person.
Sincerely,

/s/ Jeremy Ferrell
Jeremy Ferrell Secretary
Your vote is important. Please vote by using one of the methods described in the enclosed proxy card, whether or not you plan to attend the annual meeting.
i

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about Heartland Financial USA, Inc. (“Heartland”) from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus and other filings of Heartland with the Securities and Exchange Commission by requesting them in writing or by telephone from Heartland at the following address:
Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Attention: Michael J. Coyle, Corporate Secretary
(Telephone (563) 589-2100)
You will not be charged for any of these documents that you request. Shareholders of AIM Bancshares, Inc. (“AIM”) requesting documents should do so by     , 2020 in order to receive them before the annual meeting.
See the section titled “Where You Can Find More Information” beginning on page 83.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus in determining whether to vote in favor of the proposed merger of AIM with and into Heartland. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated     , 2020. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to AIM shareholders nor the issuance by Heartland of common stock in connection with the merger of Heartland and AIM will create any implication to the contrary.
ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING
The following section provides answers to some commonly asked questions about the merger (the “merger”) of AIM Bancshares, Inc. (“AIM”) with and into Heartland Financial USA, Inc. (“Heartland”) and the annual meeting of AIM shareholders (the “annual meeting”) to be held to approve the merger proposal (as defined below) and elect the four AIM director nominees named in this proxy statement/prospectus. This section may not include all the information that may be important to you. You should read this entire proxy statement/prospectus carefully, including the Appendices, and any additional documents incorporated by reference herein to fully understand the merger agreement and the transactions contemplated thereby, including the merger, the proposals to be considered at the annual meeting, the voting procedures for the annual meeting, the issuance of Heartland common stock in connection with the merger and the risks of owning Heartland common stock.
Q:	What is the merger?
A:
Heartland and AIM entered into an Agreement and Plan of Merger on February 11, 2020 (the “merger agreement”), as it may be amended from time to time. Under the merger agreement, AIM will merge with and into Heartland, referred to herein as the merger, with Heartland continuing as the surviving corporation. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus. The merger cannot be completed unless, among other things, the parties receive all necessary regulatory approvals to consummate the merger. Also, in order to complete the merger, the holders of at least two-thirds of the issued and outstanding shares of AIM common stock vote “FOR” the proposal to approve the merger agreement and the merger (the “merger proposal”) at the annual meeting.

Q:	Why am I receiving this proxy statement/prospectus in connection with the merger?
A:
Heartland and AIM are delivering this proxy statement/prospectus to you for two purposes. First, AIM has called the annual meeting to approve the merger proposal and to elect four directors of AIM. This document contains notice of the annual meeting and serves as a proxy statement for the annual meeting, which describes the proposals to be presented at the annual meeting. Second, this document is a prospectus that is being delivered to AIM shareholders because Heartland is offering shares of its common stock to AIM shareholders in connection with the merger. This proxy statement/prospectus contains important information about the merger, the proposals being voted on at the annual meeting and an investment in Heartland common stock. You should read the proxy statement/prospectus carefully and in its entirety. The enclosed proxy card provides instructions to you on how to vote your shares of AIM common stock without attending the annual meeting. Your vote is important, and AIM encourages you to submit your vote as soon as possible.

Q:	When and where is the annual meeting?
A:	The annual meeting will be held at , at , local time, on , 2020.
Q:	What are AIM shareholders being asked to vote on at the annual meeting?
A:	AIM is soliciting proxies from its shareholders with respect to the following matters:
•	a proposal to approve the merger proposal;
•
a proposal to elect the following four director nominees to serve until their successors are elected and qualified at the next annual meeting of shareholders of AIM or until their earlier death, resignation or removal from office (provided that, if the merger is completed, the separate corporate existence of AIM will cease and the composition of Heartland's board of directors will remain unchanged): Buford Duff; Jeremy Ferrell; Scott L. Wade; and Kenneth D. Willmon (the “AIM director nominees”); and

•
a proposal to adjourn the AIM annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the merger agreement (the “adjournment proposal”).

The AIM board of directors unanimously recommends that you vote “FOR” the merger proposal, “FOR” the election of the AIM director nominees and “FOR” the adjournment proposal.

Q:	If the AIM shareholders are being asked to vote on the merger proposal, what is the purpose of electing AIM directors at the annual meeting?
A:
The bylaws of AIM require that AIM hold an annual meeting of shareholders each year and that AIM directors be elected at each such annual shareholder meeting. In the event the holders of AIM common stock do not approve the merger proposal at the annual meeting, AIM will not be required to hold an additional meeting of shareholders to elect directors because the directors will already have been elected.

Q:	What will AIM shareholders be entitled to receive in the merger?
A:
If the merger is completed, AIM shareholders will be entitled to receive 207.0 shares of Heartland common stock (the “stock exchange ratio”) and $685.00 of cash (the “cash exchange ratio”) for each share of AIM common stock owned by such holders immediately prior to the effective time of the merger (subject to adjustment as further described in this proxy statement/prospectus), plus cash in lieu of any fractional shares. For a summary of the merger consideration, see the section titled “Summary—What You Will Receive in the Merger.”

Q:	What is the value of the merger consideration?
A:
Between the date of this proxy statement/prospectus and the completion of the merger, the value of the merger consideration will fluctuate based on the market price of Heartland common stock and certain potential adjustments to the merger consideration. Based on the price of a share of Heartland common stock as of May 15, 2020 (the last trading date before the date of this proxy statement/prospectus), the aggregate merger consideration was valued at $155.4 million with (a) AIM shareholders receiving aggregate consideration of approximately $152.8 million, or $6,224.32 for each share of AIM common stock and (b) holders of AIM stock options receiving aggregate option consideration of approximately $2.6 million. Because the market price for shares of Heartland common stock will fluctuate and the Adjusted Tangible Common Equity (as defined in the section titled “The Merger Agreement—The Merger—Determination of Merger Consideration” in this proxy statement/prospectus) of AIM may increase or decrease prior to the effective time of the merger, the value and amount, respectively, of the actual consideration you will receive may be different from the amounts described above. See the section titled “Summary—What You Will Receive in the Merger.”

The cash exchange ratio is fixed, but may be adjusted in two instances. First, in the event the closing date of the merger occurs on or after June 30, 2020 and AIM's Adjusted Tangible Common Equity (as defined in this proxy statement/prospectus in the section titled “The Merger Agreement—The Merger—Determination of Merger Consideration”) as of the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the “determination date”) is less than $145,000,000 (the “minimum equity”), then the cash component of the merger consideration will be reduced by an amount equal to the amount by which the Adjusted Tangible Common Equity is below the minimum equity amount. If the closing date of the merger occurs before June 30, 2020, the minimum equity will be reduced by an amount equal to the product of $70,000 multiplied by the number of calendar days from the closing date through June 30, 2020 for purposes of determining whether a downward adjustment of the cash exchange ratio will be made. Second, if AIM's Adjusted Tangible Common Equity as of the determination date is greater than $148,000,000, the cash component of the merger consideration will be increased by an amount equal to the lesser of (a) $5,000,000 and (b) the amount by which the Adjusted Tangible Common Equity is above $148,000,000.
Q:	What will happen to AIM stock options?
A:
At the effective time of the merger, each option to purchase shares of AIM common stock that is outstanding, vested and unexercised immediately prior to the effective time will be canceled in exchange for the right to receive a cash payment equal to product of (a) the number of shares of AIM common stock subject to such AIM stock option, and (b) the excess of (i) an amount determined by (A) multiplying 207.0 by the volume-weighted average trading prices for shares of Heartland common stock for each of the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding the fifth business day preceding the closing date, rounded to three decimal places, as quoted on the NASDAQ Global Select Market on such trading day plus (B) $685.00 (subject to adjustment), less (ii) the exercise price per share of such AIM stock option (the amount determined by the foregoing formula, the “option consideration”). If the option consideration for an AIM stock option is a negative number, the holder of the stock option will not be entitled to any such cash payment.
As of May 15, 2020, options to acquire 1,735 shares of AIM common stock were outstanding, with a weighted average exercise price of $5,241.61. If these options remain outstanding as of the effective time of the merger, then (based on the price of a share of Heartland common stock as of May 15, 2020 (the last trading date before the date of this proxy statement/prospectus)) of $26.76, approximately $2.6 million of the aggregate merger consideration would be paid to holders of AIM stock options.
All AIM stock options will terminate at the effective time of the merger, and the surrender of an AIM stock option to Heartland in exchange for the AIM stock option consideration (or the cancellation of an out-of-the money AIM stock option) will be deemed a release of any and all rights the option holder had or may have had in respect of such AIM stock option.
Q:	Will Heartland pay cash dividends after the merger?
A:
Heartland paid a quarterly cash dividend of $0.20 per share of Heartland common stock in the first quarter of 2020. Heartland's ability to pay cash dividends on its common stock is largely dependent upon the cash dividends it receives from its bank subsidiaries, which are subject to regulatory restrictions on the amount of cash dividends they may pay. Although Heartland has paid quarterly dividends on its common stock without interruption for 39 years, there is no guarantee that Heartland will continue to pay dividends on its common stock or will continue to pay dividends at the same rate. All dividends on Heartland common stock are declared at the discretion of Heartland's board of directors.

Q:	Who is entitled to vote at the annual meeting?
A:
The AIM board of directors has fixed  , 2020 as the record date for the annual meeting. Accordingly, if you were a record shareholder of AIM common stock at the close of business on such date, you are entitled to notice of and to vote at the annual meeting. As of  , 2020, there were   shares of AIM common stock issued and outstanding and held of record by shareholders.

Q:	What constitutes a quorum for the annual meeting?
A:
The presence in person or by proxy of holders of at least a majority of the issued and outstanding shares of AIM common stock entitled to be voted at the annual meeting constitutes a quorum for the annual meeting. All shares of AIM common stock present in person or represented by proxy (including shares with respect to which the holders have abstained from voting) will be treated as present for purposes of determining the presence or absence of a quorum for the vote on the merger proposal, the election of the AIM director nominees and the adjournment proposal at the annual meeting.

Q:	What is the vote required to approve each proposal at the annual meeting?
A:
The affirmative vote of at least two-thirds of the issued and outstanding shares of AIM common stock is required to approve the merger proposal. If you mark “ABSTAIN” on your proxy card, fail to vote by proxy or in person at the annual meeting or fail to submit valid proxy instructions to your broker, bank or other nominee with respect to the merger proposal, it will have the effect of a vote “AGAINST” the merger proposal.

Directors will be elected by the affirmative vote of the holders of a majority of the shares of AIM common stock entitled to vote in the election of directors and represented in person or by proxy at the annual meeting. If you are represented in person or by proxy at the annual meeting but abstain or fail to vote on the proposal to elect the AIM director nominees, it will have the effect of a vote “AGAINST” such proposal. If you are not represented in person or by proxy at the annual meeting, and therefore, fail to vote prior to or at the annual meeting, it will have no effect on the proposal to elect the AIM director nominees.
The affirmative vote of a majority of votes cast by holders of AIM common stock is required to approve the adjournment proposal. With respect to the adjournment proposal, if you mark “ABSTAIN” on your proxy card or fail to vote prior to or at the annual meeting, it will have no effect on the adjournment proposal.

Q:	How does the AIM board of directors recommend that I vote at the annual meeting?
A:
The AIM directors unanimously recommend that you vote “FOR” the merger proposal, “FOR” the election of the AIM director nominees and “FOR” the adjournment proposal (if it is necessary or appropriate). For a discussion of the factors considered by the AIM board of directors in reaching its decision to approve the merger agreement, see the section titled “Background and Reasons for the Merger—AIM's Reasons for the Merger.”

Q:	What do I need to do now?
A:
After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares of AIM common stock, please indicate on the enclosed proxy card your vote and sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible so that your shares of AIM common stock may be represented at the annual meeting.

Q:	Can I attend the annual meeting and vote my shares in person?
A:
Yes. All shareholders of AIM are invited to attend and vote at the annual meeting, and voting by proxy will not affect your ability to attend the meeting and vote in person. However, voting by proxy will enable AIM to ensure the presence of a quorum to conduct business at the annual meeting in the event that you intend, but are unable, to attend the annual meeting. Accordingly, AIM encourages you to vote by proxy, even if you expect to attend the annual meeting in person.

Q:	Can I change my vote?
A:
Yes. You may change your vote at any time before the vote is taken at the annual meeting by (a) sending a written notice to the Secretary of AIM stating that you are revoking your vote, (b) completing and submitting a new proxy card bearing a later date, which form is actually received by the Secretary prior to the vote at the annual meeting, or (c) attending the annual meeting and voting in person (although your presence at the meeting, without voting, will not automatically revoke your proxy).

Q:	How do I vote if I own shares through the AIM Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions)?
A:
If you hold shares of AIM common stock beneficially through the AIM Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the “KSOP”), you will receive separate voting instructions from the trustees who administer the KSOP. If you follow those instructions, you will be able to direct the trustees with respect to the manner in which you would like your shares voted at the annual meeting.

Q:	Do I have dissenters' rights with respect to the merger?
A:
Yes. AIM shareholders may exercise dissenters' rights in connection with the merger. For further information, see “Summary—You Have Dissenters' Rights Under the TBOC” and “Dissenters' Rights of AIM shareholders,” which discussions are qualified by the full text of the provisions of the Texas Business Organizations Code (“TBOC”) relating to rights of dissent set forth in Appendix B to this proxy statement/prospectus.

Q:	Have any AIM shareholders agreed to vote in favor of the merger proposal?
A:
Yes. Pursuant to a shareholder voting agreement, certain holders of shares of AIM common stock have agreed to vote their shares in favor of the merger proposal. Under the terms of the shareholder voting agreement, such shareholders have also appointed Heartland as their proxy for voting their shares of AIM common stock at the annual meeting with respect to the merger proposal. The holders of AIM common stock who have agreed to vote for the merger proposal have the right to vote, or direct the voting of,  % of the outstanding shares of AIM common stock as of the record date. In the event the merger agreement is terminated, the shareholder voting agreement will terminate, and none of the AIM shareholders who have signed such agreement will be required to vote in favor of the merger proposal.

Q:	If certain AIM shareholders have entered into a shareholder voting agreement, why is my vote important?
A:	The percentage of shares of AIM common stock held AIM shareholders who have signed a shareholder voting agreement is insufficient to approve the merger proposal.

Q:
Will AIM be required to submit the merger proposal to its shareholders at the annual meeting even if AIM's board of directors has withdrawn, modified or qualified its recommendation regarding the merger proposal?

A:
Yes. Unless the merger agreement is terminated before the AIM annual meeting, AIM is required to submit the merger proposal to its shareholders even if AIM's board of directors has withdrawn, modified or qualified its recommendation.

Q:	Should I send in my AIM stock certificates now?
A:
No. Please do not send in your AIM stock certificates at this time or with your proxy card. If the merger is completed, Heartland's paying agent will send you instructions for exchanging AIM stock certificates for the merger consideration.

Q:	When do you expect to complete the merger?
A:
Heartland and AIM currently expect to complete the merger in the third quarter of 2020. However, neither Heartland nor AIM can assure you of when or if the merger will be completed. Before the merger is completed, AIM must obtain the approval of its shareholders for the merger proposal, necessary regulatory approvals must be obtained and certain other closing conditions must be satisfied.

Q:	What happens if the merger is not completed?
A:
If the merger is not completed, holders of AIM common stock will not receive any consideration for their shares of AIM common stock that otherwise would have been received in connection with the merger. Instead, AIM will remain an independent private company.

Q:
How is the deterioration in general business and economic conditions caused by the COVID-19 pandemic affecting the businesses, results of operations, financial conditions, liquidity and prospects of Heartland and AIM, and how are Heartland and AIM responding to this crisis?

A:
The COVID-19 pandemic is severely effecting Heartland and AIM and their customers, counterparties, employees and third-party providers. The severity of the pandemic, its duration and extent of its impact on Heartland's and AIM's businesses, results of operations, financial positions, liquidity and prospects remains uncertain. The deterioration in general business and economic conditions and turbulence in the domestic and global financial markets caused by COVID-19 have negatively affected Heartland's and AIM's net income, total equity and book value per common share, and continued economic deterioration could adversely affect the value of each company's assets and liabilities, reduce the availability of funding to Heartland and AIM and lead to a tightening of credit. In addition, continued economic disruption could further decrease the price of shares of Heartland common stock and increase stock price volatility. Some economists and investment banks believe that a prolonged recession or depression may result from the continued spread of COVID-19 and its economic consequences. For more information, see sections titled “Risk Factors—COVID-19 Pandemic,” “Information about AIM—Effect of and Response to COVID-19,” and “Information about Heartland—Effect of and Response to COVID-19.”

Heartland and AIM have implemented measures to protect employees and enable business continuity while providing relief and support to customers and communities facing challenges from the impacts of COVID-19. These steps have included the following: (a) allowed a large percentage of employees to work from home and canceled all in-person meetings and events; (b) closed most bank lobbies and implemented drive-through only for in-person transactions; (c) provided direct U.S. Small Business Administration (the “SBA”) guaranteed Paycheck Protection Program (“PPP”) loans under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”); and (d) participated in the CARES Act SBA loan payment and deferral program for existing SBA loans. For more information, see the sections titled “Information about AIM—Effect of and Response to COVID-19” and “Information about Heartland—Effect of and Response to COVID-19.”
Q:	Where can I find information about Heartland and AIM?
A:
You can find more information about Heartland in the section titled “Information About Heartland” and from the various sources described under “Where You Can Find More Information.” You can find more information about AIM in the section titled “Information About AIM.”

Q:	Whom should I call with questions?
A:
If you have any questions about the merger, the annual meeting or this proxy statement/prospectus, or would like additional copies of this proxy statement/prospectus or need help voting your shares of AIM common stock, please contact:

Jeremy Ferrell
Secretary
AIM Bancshares, Inc.
110 College Avenue
Levelland, Texas 79336
(806) 894-2265

SUMMARY
This summary highlights selected information from this proxy statement/prospectus. The summary does not contain all of the information that may be important to you. We urge you to read carefully this entire proxy statement/prospectus and the other documents that are referred to herein in order to understand fully the merger and any related transactions. In addition, important business and financial information about Heartland is incorporated by reference in this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section titled “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.
AIM and Heartland (Pages 71 to 75).
AIM. AIM is a Texas corporation and bank holding company headquartered in Levelland, Texas. Through its wholly owned banking subsidiary, AimBank, a Texas state non-member bank headquartered in Littlefield, Texas, AIM provides a broad range of financial products and services tailored to meet the needs of small to medium-sized businesses, professionals and retail customers who live or do business in its markets. AimBank's deposit products are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the full extent permitted by law. AimBank operates 25 banking centers located in West Texas and Northeastern New Mexico, with 19 Texas banking centers located in Bailey, Dallam, Ector, Gray, Hockley, Lamb (two locations), Lubbock (four locations), Midland, Parmer, Randall, Roberts, Scurry, Taylor, Wheeler and Yoakum Counties, and six New Mexico banking centers located in Colfax (two locations), Guadalupe, Quay (two locations) and Union Counties.
For a discussion of the effects of the COVID-19 outbreak on the business, results of operations, financial condition, liquidity and prospects of AIM and AIM's response to the economic conditions caused by COVID-19, see the section titled “Information about AIM—Effect of and Response to COVID-19.”
As of March 31, 2020, AIM had, on a consolidated basis, approximately $1.82 billion in total assets, $1.16 billion in gross loans outstanding, $1.58 billion in total deposits and $166.5 million in shareholders' equity. AIM's principal executive office is located at 110 College Avenue, Levelland, Texas 79336, and its telephone number is (806) 894-2265.
Heartland. Heartland is a multi-bank holding company. Heartland has 11 bank subsidiaries in the states of Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado, Minnesota, Missouri, Kansas, Texas and California.
As of March 31, 2020, Heartland's bank subsidiaries together operated a total of 114 banking locations in the above states. The principal business of Heartland's bank subsidiaries consists of making loans to and accepting deposits from businesses and individuals. Its bank subsidiaries provide full service commercial and retail banking in their communities. Both Heartland's loans and deposits are generated primarily through strong banking and community relationships and through management that is actively involved in the community. Heartland's lending and investment activities are funded primarily by core deposits. This stable source of funding is achieved through such relationships and by offering customers value-added product offerings, competitive market pricing, convenience and high-touch personal service. Deposit products, which are insured by the FDIC to the full extent permitted by law, include checking and other demand deposit accounts, NOW accounts, savings accounts, money market accounts, certificates of deposit, individual retirement accounts, health savings accounts and other time deposits. Loan products include commercial and industrial, commercial real estate, small business, agricultural, real estate mortgage, consumer and credit cards for commercial, business and personal use.
Heartland supplements the local services of its bank subsidiaries with a full complement of ancillary services, including wealth management, investment and insurance services. Heartland provides convenient electronic banking services and client access to account information through business and personal online banking, mobile banking, online bill payment, remote deposit capture, online treasury management services, debit cards and automated teller machines.
For a discussion of the effects of the COVID-19 outbreak on the business, results of operations, financial condition, liquidity and prospects of Heartland and Heartland's response to the economic conditions caused by COVID-19, see the section titled “Information about Heartland—Effect of and Response to COVID-19.”

At March 31, 2020, Heartland had, on a consolidated basis, approximately $13.29 billion of total assets, total loans held to maturity of $8.37 billion, total deposits of $11.17 billion and shareholders' equity of $1.55 billion. Heartland was formed as an Iowa corporation in 1981 and reincorporated in Delaware in 1993. Heartland's principal executive office is located at 1398 Central Avenue, Dubuque, Iowa 52001, and its telephone number is (563) 589-2100.
AIM Will be Merged into Heartland (Page 59).
We encourage you to read the merger agreement, which is attached as Appendix A to this proxy statement/prospectus. The merger agreement provides that AIM will be merged with and into Heartland. Heartland will survive the merger, and the separate corporate existence of AIM will cease. At or immediately following the effective time of the merger, AimBank will be merged with and into First Bank & Trust (“FB&T”), Heartland’s Texas state-chartered bank subsidiary, pursuant to an agreement of merger, dated February 11, 2020, between AimBank and FB&T (the “bank merger agreement”). Following the merger of AimBank with and into FB&T, FB&T plans to transfer the assets and liabilities of AimBank's bank branch offices in the State of New Mexico to New Mexico Bank & Trust (“NMB&T”), a New Mexico state-charted bank and wholly owned subsidiary of Heartland (the “New Mexico Branch Transfers”).
What You Will Receive in the Merger (Pages 59 to 62).
As a shareholder of AIM, you will receive merger consideration of 207.0 shares of Heartland common stock (the “stock exchange ratio”) and $685.00 in cash (the “cash exchange ratio”) for each share of AIM common stock you own immediately prior to the effective time of the merger (the “merger consideration”), subject to certain adjustments described below.
Pursuant to the merger agreement, holders of options to acquire shares of AIM common stock outstanding and unexercised on the closing date of the merger will receive a cash payment equal to the product of (a) the number of shares of AIM common stock subject to such AIM stock option, and (b) the excess of (i) an amount determined by (A) multiplying 207.0 by the volume-weighted average trading prices for shares of Heartland common stock for each of the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding the fifth business day preceding the closing date, rounded to three decimal places, as quoted on the NASDAQ Global Select Market on such trading day plus (B) $685.00 (subject to adjustment as described below), over (ii) the exercise price per share of such AIM stock option (the amount determined by the foregoing formula, the “option consideration”), less any applicable taxes required to be withheld. As of the date of this proxy statement/prospectus, 1,735 shares of AIM common stock are reserved for issuance to holders of outstanding AIM stock options.
The stock exchange ratio is fixed and, except as described below, will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. If the price of Heartland common stock drops below a certain level and the performance of Heartland common stock is also below a certain level of performance of the KBW NASDAQ Regional Banking Index, as described under the section titled “The Merger Agreement—Termination,” AIM may exercise a “walk-away” right to terminate the merger agreement unless Heartland increases, at its option, either the stock exchange ratio or cash exchange ratio used to calculate the merger consideration by exercising a “top-up” option.
Alternatively, if the price of Heartland common stock increases above a certain level and the performance of Heartland common stock is also above a certain level of performance of the KBW NASDAQ Regional Banking Index, as described under the section titled “The Merger Agreement—Termination,” Heartland may exercise a “walk-away” right to terminate the merger agreement unless AIM, at its option, accepts a decrease in either the stock exchange ratio or cash exchange ratio to avoid termination of the merger agreement.
The cash exchange ratio is fixed, but may be adjusted in two instances. First, in the event the closing of the merger occurs on or after June 30, 2020 and AIM's Adjusted Tangible Common Equity (as defined in this proxy statement/prospectus in the section titled “The Merger Agreement—The Merger—Determination of Merger Consideration”) as of the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the “determination date”) is less than $145,000,000 (the “minimum equity”), then the cash component of the merger consideration will be reduced by an amount equal to the amount by which the Adjusted Tangible Common Equity is below the minimum equity amount. If the closing of the merger occurs before June 30, 2020, the minimum equity will be reduced by an amount equal to the product of $70,000 multiplied by the number of calendar days from the closing date through June 30, 2020.

Second, if AIM's Adjusted Tangible Common Equity as of the determination date is greater than $148,000,000, the cash component of the merger consideration will be increased by an amount equal to the lesser of (a) $5,000,000 and (b) the amount by which the Adjusted Tangible Common Equity is above $148,000,000.
Based on the closing price of a share of Heartland common stock as of February 10, 2020 (the last trading day before the merger agreement was executed) of $49.88 (the “initial Heartland stock price”), the aggregate merger consideration was valued at $280.4 million with (a) AIM shareholders receiving aggregate consideration of approximately $270.3 million, or $11,010.16 for each share of AIM common stock and (b) holders of AIM stock options receiving aggregate option consideration of approximately $10.0 million. Based on the price of a share of Heartland common stock as of May 15, 2020 (the last trading date before the date of this proxy statement/prospectus) of $26.76, the aggregate merger consideration was valued at $155.4 million with (i) AIM shareholders receiving aggregate consideration of approximately $152.8 million, or $6,224.32 for each share of AIM common stock and (ii) holders of AIM stock options receiving aggregate option consideration of approximately $2.6 million. These valuations are based on the assumption that no adjustments will be made to the cash exchange ratio based on AIM's Adjusted Tangible Common Equity. As of March 31, 2020, the book value per share of AIM common stock was $6,779.50 and the tangible book value per share of AIM common stock was $5,768.47.
Heartland common stock is listed on the NASDAQ Global Select Market under the symbol “HTLF.” Because the market price for Heartland common stock will fluctuate prior to the effective date of the merger and the Adjusted Tangible Common Equity of AIM may increase or decrease, the value and amount, respectively, of the actual consideration you will receive may be different from the amounts described above.
AIM's board of directors unanimously recommends that you vote “FOR” the merger proposal, “FOR” the election of the AIM director nominees, and “FOR” the adjournment proposal (Pages 30 to 38).
The board of directors of AIM believes that the merger is in the best interests of AIM and its shareholders and has unanimously approved the merger agreement. For a discussion of the factors considered by the AIM board of directors in reaching its decision to approve the merger agreement, see the section titled “Background and Reasons for the Merger—AIM's Reasons for the Merger and Recommendation of AIM's Board of Directors.”
Opinion of AIM Financial Advisor (Pages 38 to 46).
In deciding to approve the merger agreement, the board of directors of AIM considered the opinion of its financial advisor, Magstar Capital, LLC (“Magstar”). On February 10, 2020, the board of directors of AIM received a written opinion from Magstar to the effect that, as of such date and subject to the assumptions and qualifications set forth in the opinion, the consideration to be received by the shareholders of AIM in the merger was fair from a financial point of view. A copy of this opinion is attached to this proxy statement/prospectus as Appendix C. AIM shareholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Magstar in providing its opinion. The opinion provided by Magstar was prepared prior the coronavirus pandemic, and does not reflect the current financial conditions of AIM and Heartland, or the current market conditions. For further information, please see the section of this proxy statement/prospectus entitled “Background and Reasons for the Merger—Opinion of AIM's Financial Advisor.” See also the section entitled “Risk Factors—COVID-19 Pandemic” for a discussion of risks relating to the potential effects of the coronavirus pandemic.
Regulatory Approvals Required for the Merger (Page 52).
The completion of the merger is subject to the receipt of approvals or waivers from the Board of Governors of the Federal Reserve System (the “FRB”), the FDIC and the Texas Department of Banking (the “TDB”) and the expiration of all required waiting periods. The New Mexico Branch Transfers are also subject to receipt of approvals from the FDIC, the TDB and the New Mexico Financial Institution Division (“NMFID”). Each of Heartland and AIM has agreed to cooperate with the other party to obtain all regulatory approvals and authorizations required to complete the merger and the New Mexico Branch Transfers. For a discussion of the manner in which the coronavirus pandemic could affect the timing and receipt of bank regulatory approvals and authorizations, see the section titled “Regulatory Matters and Tax Consequences and Accounting Treatment of the Merger—Regulatory Matters.” Although the parties expect to receive all required regulatory approvals in a timely manner, they cannot be certain when or if the approvals will be obtained or, if obtained, whether the approvals will contain terms, conditions or restrictions not currently contemplated that will be detrimental to Heartland or FB&T after the completion of the merger.
Conditions That Must Be Satisfied or Waived for the Merger to Occur (Pages 62 to 63).
The parties currently expect to complete the merger in the third quarter of 2020. As more fully described in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:
•	The approval of the merger proposal by the requisite vote of the shareholders of AIM;
•	The receipt of all required regulatory approvals and required consents;
•
The absence of any government action that would restrain or prohibit the merger, prohibit ownership by Heartland of a material portion of AIM's business or assets, or require Heartland to divest a material portion of its or AIM's businesses or assets;

•	The exercise of dissenters' rights by the holders of not more than 7.5% of the issued and outstanding shares of AIM common stock;
•	The effectiveness of the registration statement of which this proxy statement/prospectus is a part;
•	The truth and correctness of the representations and warranties of each party to the merger agreement, subject to the materiality qualifications contained in the merger agreement;
•	The performance by each party in all material respects of their obligations under the merger agreement;
•	The receipt by AIM of a legal opinion from its legal counsel that the merger will qualify as a tax-free reorganization under Section 368(a) of the Code;
•	The employment agreement by and among Heartland, AIM, AimBank, FB&T and Scott L. Wade being in full force and effect; and
•	The employment agreement by and among Heartland, AIM, AimBank, FB&T and Jeremy Ferrell being in full force and effect.
The parties cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Termination Provisions of the Merger Agreement (Pages 65 to 67).
Heartland or AIM may terminate the merger agreement if:
•	the boards of directors of Heartland and AIM mutually consent to the termination of the merger agreement;
•	there is a law or governmental order that prohibits the merger; or
•	a governmental entity has denied the approval of the merger on a final and non-appealable basis.
AIM may also terminate the merger agreement if:
•	the merger has not been completed by September 30, 2020, unless AIM's failure to comply fully with its obligations under the merger agreement has prevented the consummation of the merger;
•
Heartland has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given;

•	holders of at least two-thirds of the issued and outstanding shares of AIM common stock fail to approve the merger proposal at the annual meeting;
•
AIM has entered into a merger, acquisition or other agreement to effect a superior proposal (as defined in this proxy statement/prospectus in the section titled “The Merger Agreement—No Solicitation”) provided that AIM has complied with the provisions of its covenant not to solicit superior proposals; or

•	any of the mutual conditions or AIM's conditions to complete the merger become impossible to satisfy (other than through a failure of AIM to comply with its obligations under the merger agreement).

AIM also may terminate the merger agreement pursuant to a “walk-away” right. The walk-away right may be exercised by AIM at any time during the period beginning five business days before the anticipated closing date and ending three business days prior to the anticipated closing date, if both of the following conditions are met:
•
the volume-weighted average trading prices for the Heartland common stock for each of the 15 consecutive trading days ending on and including the trading day immediately preceding the fifth business day preceding the closing date (the “Heartland closing date stock VWAP”) is less than $42.40 (85% of the initial Heartland stock price); and

•
the ratio of the Heartland closing date stock VWAP to the initial Heartland stock price is less than the ratio of the average of the daily closing value of the KBW NASDAQ Regional Banking Index (^KRX) (the “index”) for the 15 consecutive trading days ending on and including the trading day immediately preceding the 10th day prior to the determination date, to the closing value of the index on the trading day immediately prior to the date of the merger agreement (the “index ratio”), after subtracting 0.150 from the index ratio.

However, AIM's written notice to terminate the merger agreement pursuant to the “walk-away” right will have no force and effect if Heartland exercises its “top-up” option and agrees in writing within two business days to increase the stock exchange ratio to an amount equal to:
•	the stock exchange ratio (207.0 shares of Heartland common stock for each share of AIM common stock), divided by the Heartland closing date stock VWAP,
•	multiplied by $42.40 (85% of the initial Heartland stock price).
Alternatively, Heartland, at its option, may elect to retain the original stock exchange ratio, but increase the cash exchange ratio so that each AIM shareholder would receive the same value as if the stock exchange ratio had been increased in accordance with the above formula.
Because the “walk-away” right is dependent on the future price of Heartland common stock and the index, it is not possible to determine at this time what the adjusted merger consideration would be if Heartland exercise this right, but, in general, more shares of Heartland common stock would be issued or more cash would be paid to AIM shareholders to take into account the extent to which the Heartland closing date stock VWAP is less than $42.40.
Heartland may terminate the merger agreement if:
•	the merger has not been completed by September 30, 2020, unless Heartland's failure to comply fully with its obligations under the merger agreement has prevented the consummation of the merger;
•	AIM has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given;
•	holders of at least two-thirds of the issued and outstanding shares of AIM common stock fail to approve the merger proposal at the annual meeting; or
•
any of the mutual conditions or Heartland's conditions to complete the merger become impossible to satisfy (other than through a failure of Heartland to comply with its obligations under the merger agreement).

Heartland also may terminate the merger agreement pursuant to a “walk-away” right. The walk-away right may be exercised by Heartland at any time during the period beginning five business days before the anticipated closing date and ending three business days prior to the anticipated closing date, if both of the following conditions are met:
•	the Heartland closing date stock VWAP is greater than $57.36 (115% of the initial Heartland stock price); and
•	the ratio of the Heartland closing date stock VWAP to the initial Heartland stock price, is greater than the sum of the index ratio plus 0.150.

However, Heartland's written notice to terminate the merger agreement pursuant to the “walk-away” right will have no force and effect if AIM agrees in writing within five business days to decrease the stock exchange ratio to an amount equal to:
•	the stock exchange ratio (207.0 shares of Heartland common stock for each share of AIM common stock), divided by the Heartland closing date stock VWAP,
•	multiplied by $57.36 (115% of the initial Heartland stock price).
However, AIM, at its option, may elect to retain the original stock exchange ratio, and, in lieu of decreasing the stock exchange ratio, decrease the cash exchange ratio so that the each holder of AIM common stock is entitled to receive the same value for each share of AIM common stock as such holder would have received had the stock exchange ratio been decreased in accordance with the above formula.
In the case of certain events of termination, where a party has materially breached its obligations under the merger agreement, and the breach cannot be cured in a 30-day period, or where the merger agreement has not been approved by the requisite vote of the AIM shareholders, the breaching party or AIM (if the AIM shareholders do not approve the merger) must reimburse the other party for out-of-pocket expenses in an amount not to exceed $750,000 in the aggregate.
AIM must pay a termination fee of $11,000,000 in cash if the merger agreement is terminated:
•	by AIM because it has determined to enter into an agreement with another acquirer that has submitted a superior proposal;
•
by Heartland if AIM has breached its agreement to call a meeting of AIM shareholders and to recommend that its shareholders approve the merger agreement at such meeting, subject to the AIM board's right under the merger agreement to change its recommendation if the AIM board determines in good faith, after consultation with counsel, that failure to change its recommendation would likely result in a breach of fiduciaries duties under applicable law; or

•	by Heartland if AIM has breached any of the provisions of its covenant not to solicit superior proposals.
If AIM is required to pay the termination fee, AIM will not be obligated to reimburse Heartland for its out-of-pocket expenses.
You have Dissenters' Rights under the Texas Business Organizations Act (Pages 56 to 58).
AIM shareholders are entitled to dissenters' rights under Chapter 10, Subchapter H of the TBOC. As a result, if the merger is completed, you are entitled to obtain payment equal to the fair value of each of your shares of AIM common stock instead of the per share merger consideration. The ultimate amount you receive in an appraisal proceeding may be less than, equal to or more than the amount you would have received under the merger agreement. To exercise your dissenters' rights, you must submit a written objection to the merger to AIM before the vote is taken on the merger agreement, vote “AGAINST” the merger proposal, and submit a written demand for appraisal after the vote is taken on the merger agreement. Your failure to follow exactly the procedures specified under the TBOC may result in the loss of your dissenters' rights. In light of the complexity of the TBOC, shareholders who may wish to pursue dissenters' rights should consult their legal and financial advisors. See the section titled “Dissenters' Rights of AIM Shareholders” and the text of Chapter 10, Subchapter H of the TBOC reproduced in its entirety as Appendix B to this proxy statement/prospectus.
The Interests of Certain Executive Officers and Directors of AIM May Be Different from the Interests of AIM's Shareholders Generally (Pages 49 to 51).
Certain executive officers and directors of AIM have interests in the merger that are different from, or in addition to, those interests of AIM's shareholders generally. For a description of these interests, see the section titled “Background and Reasons for the Merger—Interests of AIM Directors and Executive Officers in the Merger.” These interests and arrangements may cause the directors and executive officers to view the merger proposal differently than how you may view it. AIM's board of directors was aware of these interests and considered them, among other matters, when making the decision to approve the merger agreement and recommend that AIM shareholders approve the merger agreement.

United States Federal Income Tax Consequences (Pages 52 to 55).
The merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Provided that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, “U.S. Holders” (as defined in the section of this proxy statement/prospectus titled “Regulatory Matters and Tax Consequences and Accounting Treatment of the Merger—Material U.S. Federal Income Tax Consequences of the Merger”) of shares of AIM common stock will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (a) the amount of cash received (other than cash received in lieu of a fractional share of Heartland common stock) and (b) the excess, if any, of (i) the sum of the amount of such cash and the fair market value of the Heartland common stock received in the merger, over (ii) the U.S. Holder's adjusted tax basis in the shares of AIM common stock surrendered in the merger. With respect to any cash received in lieu of a fractional share of Heartland common stock, a U.S. Holder will recognize gain or loss measured by the difference between the amount of cash received for such fractional share and the U.S. Holder's adjusted tax basis in its shares of AIM common stock allocable to that fractional share.
The obligations of AIM to complete the merger are subject to, among other conditions as described in this proxy statement/prospectus and the merger agreement, the receipt of the opinion of Fenimore, Kay, Harrison & Ford, LLP, counsel to AIM, that, on the basis of facts, representations received from officers of AIM and Heartland and assumptions that are consistent with the facts existing at the effective time of the merger and as set forth and referred to in such opinion, the merger will qualify as a “reorganization” under Section 368(a) of the Code. If any of such representations and assumptions are incorrect, incomplete or false or are violated, the validity of the opinion described above may be affected, and the tax consequences of the merger could differ from those consequences described in this proxy statement/prospectus. AIM does not currently intend to waive the receipt of this opinion as a condition to its obligation to complete the merger.
The material U.S. federal income tax consequences of the merger to U.S. Holders are described further in the section titled “Regulatory Matters and Tax Consequences and Accounting Treatment of the Merger—Material U.S. Federal Income Tax Consequences of the Merger.” Tax matters can be complicated and the tax consequences of the merger to each U.S. Holder will depend on the U. S. Holder's particular tax situation. AIM shareholders should consult their own tax advisors regarding the tax consequences of the merger to them in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws.
Comparative Per Share Data
The following table presents comparative historical per share data of Heartland and AIM and unaudited pro forma per share data that reflect the combination of Heartland and AIM using the purchase method of accounting:
	As of and for the Three Months Ended March 31, 2020				As of and for the Year Ended December 31, 2019
	Heartland	AIM	Pro Forma Combined	Equivalent Pro Forma(1)(2)	Heartland	AIM	Proforma Combined	Equivalent Pro Forma(1)(2)
Net income per share
Basic	$0.54	$420.36	$0.72	$149.04	$4.14	$846.83	$4.14	$856.98
Diluted	$0.54	$405.37	$0.72	$149.04	$4.14	$819.30	$4.11	$850.77
Dividends per common share	$0.20	$—(1)	$0.20	$41.40	$0.68	$—(1)	$0.68	$140.76
Book value per common share(2)	$42.21	$6,779.50	$41.06	$8,499.42	$43.00	$6,472.93	$41.57	$8,604.99
Tangible book value per common share(2)	$28.84	$5,768.47	$28.73	$5,947.11	$29.51	$5,446.80	$29.12	$6,027.84
(1)	Prior to January 1, 2018, AIM was an S corporation. Since converting to a C corporation as of such date, AIM has not paid any cash dividends on its common stock.
(2)	The amounts under the heading “Equivalent Pro Forma” were determined by multiplying the amounts under the heading “Pro Forma Combined” by the stock exchange ratio of 207.0.

Heartland expects it will incur merger and integration charges as a result of the merger. Heartland also anticipates that the merger will provide Heartland with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, although helpful in illustrating the financial characteristics of Heartland after the merger under one set of assumptions, does not reflect these expenses or benefits. Accordingly, the pro forma information is not intended to predict future results. The pro forma financial information also does not necessarily reflect what the historical results of Heartland would have actually been had Heartland and AIM been combined as of the date and for the year presented.
Market Price Information
Heartland common stock is quoted on the NASDAQ Global Select Market under the symbol “HTLF.” AIM common stock is not publicly-traded. The following table sets forth the closing sale prices per share of Heartland common stock on February 10, 2020, the last trading day before Heartland and AIM executed the merger agreement, and on May 15, 2020, the last practicable trading day before the date of this proxy statement/prospectus:
	Heartland Common Stock Closing Sale Price	AIM Common Stock Closing Sale Price(1)	Equivalent Price per Share of Heartland Common Stock(2)
February 10, 2020	$49.88	$—	$10,325.16
May 15, 2020	$26.76	$—	$5,539.32
(1)	There is no active trading market for AIM common stock.
(2)
The amounts under the heading “Equivalent Price per Share of Heartland Common Stock” were determined by multiplying the closing sales price of a share of Heartland common stock on each of the above dates by the stock exchange ratio of 207.0, which is the number of shares of Heartland common stock that a AIM shareholder would receive for each share of AIM common stock in the merger. Such amounts do not include the cash component of the consideration to be received by holders of AIM common stock in the merger. AIM shareholders should obtain current market price quotations for shares of Heartland common stock prior to making any decisions with respect to approval of the merger proposal.

The market price of Heartland common stock has declined significantly since the merger agreement was signed and will fluctuate between the date of this proxy statement/prospectus and the date on which the merger is completed and thereafter. Because the market price of Heartland common stock is subject to fluctuations, the value of the shares of Heartland common stock that AIM shareholders will receive in the merger may increase or decrease prior to and after the closing date of the merger.
By voting to approve the merger proposal, holders of AIM common stock will be choosing to invest in Heartland because they will receive Heartland common stock in partial exchange for their shares of AIM common stock pursuant to the merger agreement. An investment in Heartland's common stock involves significant risk. In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section of this proxy statement/prospectus titled “Forward-Looking Statements” beginning on page 26, AIM shareholders should carefully consider the matters described below in the section titled “Risk Factors” beginning on page 20 when determining whether to approve the merger proposal.
Stock Trading and Dividend Information
Heartland. Shares of Heartland common stock are quoted on the NASDAQ Global Stock Market under the symbol “HTLF.” Heartland currently pays quarterly cash dividends on its common stock. During 2019, the amount of these dividends ranged from $0.16 to $0.18 per share for each quarter and totaled $0.68 per share. In the first quarter of 2020, Heartland paid a cash dividend of $0.20 per share.
Heartland's ability to pay cash dividends to its shareholders is largely dependent upon the cash dividends it receives from its bank subsidiaries, which are subject to regulatory limitations on the amount of cash dividends they may pay. Accordingly, there can be no guarantee that Heartland will continue to pay cash dividends on its common stock at the same rates it has in the past or at all. All dividends on Heartland common stock are declared at the discretion of Heartland's board of directors.

AIM. There is no established or active trading market for shares of AIM common stock. No registered broker/dealer makes a market in the shares of AIM common stock, and no shares of AIM common stock are listed or posted on any stock exchange or automated quotation system. Accordingly, any secondary sales of shares of AIM common stock cannot be characterized as amounting to an active market. Since January 1, 2018, the date on which AIM converted from an S corporation to a C corporation for federal tax purposes, AIM has not paid any cash dividends on the AIM common stock.

HEARTLAND SELECTED CONSOLIDATED FINANCIAL DATA
The summary selected consolidated financial data of Heartland presented below for and as of each of the years in the five-year period ended December 31, 2019, is derived from Heartland's historical audited consolidated financial statements. The summary selected consolidated financial data presented below for and as of the three months ended March 31, 2019 and 2020 are derived from Heartland's unaudited interim consolidated financial statements. This financial data is only a summary and should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference into this proxy statement/prospectus from Heartland's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the three months ended March 31, 2020. The historical results presented below, included elsewhere or incorporated by reference into this proxy statement/prospectus, are not necessarily indicative of the future performance of Heartland.
Selected Financial Data
	For the Three Months Ended March 31, (Unaudited)		For the Years Ended December 31,
(Dollars in thousands, except per common share data)	2020	2019	2019	2018	2017	2016	2015
Statement of Income Data
Total interest income	$131,049	$120,721	$514,329	$465,820	$363,658	$326,479	$265,968
Total interest expense	18,538	17,766	80,600	51,866	33,350	31,813	31,970
Net interest income	112,511	102,955	433,729	413,954	330,308	294,666	233,998
Provision for credit losses	21,520(1)	1,635	16,657	24,013	15,563	11,694	12,697
Net interest income after provision for credit losses	90,991	101,320	417,072	389,941	314,745	282,972	221,301
Noninterest income	25,817	26,717	116,208	109,160	102,022	113,601	110,685
Noninterest expenses	90,859	88,230	349,161	353,888	297,675	279,668	251,046
Income taxes	5,909	8,310	34,990	28,215	43,820	36,556	20,898
Net income	20,040	31,497	149,129	116,998	75,272	80,349	60,042
Preferred dividends and discount	—	—	—	(39)	(58)	(292)	(817)
Interest expense on convertible preferred debt	—	—	—	—	12	51	—
Net income available to common stockholders	$20,040	$31,497	$149,129	$116,959	$75,226	$80,108	$59,225

Per Common Share Data
Net income-diluted	$0.54	$0.91	$4.14	$3.52	$2.65	$3.22	$2.83
Cash dividends	$0.20	$0.16	$0.68	$0.59	$0.51	$0.50	$0.45
Dividend payout ratio	37.04%	17.58%	16.43%	16.76%	19.25%	15.53%	15.90%
Book value per common share (GAAP)	$42.21	$39.65	$43.00	$38.44	$33.07	$28.31	$25.92
Tangible book value per common share (non-GAAP)(2)	$28.84	$27.04	$29.51	$25.70	$23.99	$22.55	$20.57
Weighted average shares outstanding-diluted	36,895,591	34,699,839	36,061,908	33,213,148	28,425,652	24,873,430	20,929,385
(1)
On January 1, 2020, Heartland adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), commonly referred to as “CECL.” The calculation of the allowance for credit loss under CECL is an expected-loss model that includes expected credit losses over the life of the loan portfolio (including anticipated losses due to deteriorating economic conditions caused by COVID-19). Heartland recorded a provision for credit losses of $21.5 million during the three months ended March 31, 2020, primarily as a result of the economic dislocation caused by COVID-19.

(2)
Tangible book value per common share is total common stockholders' equity less goodwill and core deposit intangibles and customer relationship intangibles, net, divided by common shares outstanding, net of treasury shares. This amount is not a financial measure determined in accordance with United States generally accepted accounting principles (“GAAP”) but has been included as it is considered to be a critical metric with which to analyze and evaluate the financial condition and capital strength of Heartland. This measure should not be considered a substitute for operating results determined in accordance with GAAP. See the table titled “Reconciliation of Tangible Book Value Per Common Share (non-GAAP)” in of this proxy statement/prospectus.

	As of and for the Three Months Ended March 31, (Unaudited)		As of and for the Years Ended December 31,
(Dollars in thousands)	2020	2019	2019	2018	2017	2016	2015
Balance Sheet Data
Investments	$3,615,866	$2,516,055	$3,435,441	$2,715,388	$2,492,866	$2,131,086	$1,878,994
Loans held for sale	22,957	69,716	26,748	119,801	44,560	61,261	74,783
Total loans receivable	8,374,236	7,331,544	8,367,917	7,407,697	6,391,464	5,351,719	5,001,486
Allowance for credit losses	97,350	62,639	70,395	61,963	55,686	54,324	48,685
Total assets	13,294,509	11,312,495	13,209,597	11,408,006	9,810,739	8,247,079	7,694,754
Total deposits(1)	11,174,025	9,352,942	11,044,331	9,396,429	8,146,909	6,847,411	6,405,823
Long-term obligations	276,150	268,312	275,773	274,905	285,011	288,534	263,214
Preferred equity	—	—	—	—	938	1,357	81,698
Common stockholders' equity	1,553,714	1,372,102	1,578,137	1,325,175	990,519	739,559	581,475
Earnings Performance Data
Return on average total assets	0.61%	1.13%	1.24%	1.09%	0.83%	0.98%	0.88%
Return on average common stockholders' equity	4.98%	9.56%	10.12%	9.93%	8.63%	11.80%	11.92%
Annualized net interest margin (GAAP)	3.81%	4.12%	4.00%	4.26%	4.04%	3.95%	3.80%
Annualized net interest margin, fully tax-equivalent (non-GAAP)(2)	3.84%	4.18%	4.04%	4.32%	4.22%	4.13%	3.97%
Asset Quality Ratios
Nonperforming assets to total assets	0.64%	0.75%	0.66%	0.69%	0.76%	0.91%	0.67%
Nonperforming loans to total loans	0.95%	1.08%	0.96%	0.98%	0.99%	1.20%	0.79%
Net loan charge-offs to average loans	0.24%	0.05%	0.11%	0.25%	0.24%	0.11%	0.12%
Allowance for credit losses to total loans	1.16%	0.85%	0.84%	0.84%	0.87%	1.02%	0.97%
Allowance for credit losses to nonperforming credits	122.79%	79.29%	87.28%	85.27%	87.82%	84.37%	122.77%
Consolidated Capital Ratios
Average equity to average assets	12.32%	11.86%	12.26%	10.94%	9.69%	8.53%	8.55%
Average common equity to average assets	12.32%	11.86%	12.26%	10.93%	9.68%	8.31%	7.35%
Total capital to risk-weighted assets	13.91%	14.37%	13.75%	13.72%	13.45%	14.01%	13.74%
Tier 1 capital to risk-weighted assets	12.22%	12.77%	12.31%	12.16%	11.70%	11.93%	11.56%
Common equity tier 1 to risk-weighted assets	10.79%	11.24%	10.88%	10.66%	10.07%	10.09%	8.23%
Tier 1 leverage	9.85%	10.08%	10.10%	9.73%	9.20%	9.28%	9.58%
(1)	Excludes deposits held for sale.
(2)
Computed on a tax-equivalent basis using an effective tax rate of 21% for the quarter ending March 31, 2020, 21% for the years ended December 31, 2019 and December 31, 2018 and 35% for all years ended on or prior to December 31, 2017. Annualized net interest margin, fully tax-equivalent, is a non-GAAP measure, which adjusts net interest income for the tax-favored status of certain loans and securities. Management of Heartland believes this measure enhances the comparability of net interest income arising from taxable and tax-exempt sources. This measure should not be considered a substitute for operating results determined in accordance with GAAP. See the table titled “Reconciliation of Annualized Net Interest Margin, Fully Tax-Equivalent (non-GAAP)” in this proxy statement/prospectus.

Non-GAAP Financial Measures
Reconciliation of Tangible Book Value Per Common Share (non-GAAP) (Dollars in thousands, except per share data)	As of and for the Three Months Ended March 31, (Unaudited)		As of and for the Years Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Common stockholders’ equity (GAAP)	$1,553,714	$1,372,102	$1,578,137	$1,325,175	$990,519	$739,559	$581,475
Less goodwill	446,345	391,668	446,345	391,668	236,615	127,699	97,852
Less core deposit intangibles and customer relationship intangibles, net	45,707	44,637	48,688	47,479	35,203	22,775	22,020
Tangible common stockholders' equity (non-GAAP)	$1,061,662	$935,797	$1,083,104	$886,028	$718,701	$589,085	$461,603
Common shares outstanding	36,807,217	34,603,611	36,704,278	34,477,499	29,953,356	26,119,929	22,435,693
Common stockholders' equity (book value) per common share (GAAP)	$42.21	$39.65	$43.00	$38.44	$33.07	$28.31	$25.92
Tangible book value per common share (non-GAAP)	$28.84	$27.04	$29.51	$25.70	$23.99	$22.55	$20.57
Reconciliation of Annualized Net Interest Margin, Fully Tax-Equivalent (non-GAAP) (Dollars in thousands)	As of and for the Three Months Ended March 31, (Unaudited)		As of and for the Years Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Net interest income (GAAP)	$112,511	$102,955	$433,729	$413,954	$330,308	$294,666	$233,998
Plus tax-equivalent adjustment(1)	1,131	1,412	4,929	6,228	15,139	12,919	10,216
Net interest income, fully tax-equivalent (non-GAAP)	$113,642	$104,367	$438,658	$420,182	$345,447	$307,585	$244,214
Average earning assets	$11,891,455	$10,129,957	$10,845,940	$9,718,106	$8,181,914	$7,455,217	$6,152,090
Net interest margin (GAAP)	3.81%	4.12%	4.00%	4.26%	4.04%	3.95%	3.80%
Net interest margin, fully tax-equivalent (non-GAAP)	3.84%	4.18%	4.04%	4.32%	4.22%	4.13%	3.97%
(1)
Computed on a tax-equivalent basis using an effective tax rate of 21% for the quarter ending March 31, 2020, 21% for the years ended December 31, 2019 and December 31, 2018 and 35% for all years ended on or prior to December 31, 2017.

Recent Developments
COVID-19. In March 2020, the outbreak of COVID-19 was recognized as a pandemic by the World Health Organization. The spread of COVID-19 has created a global public health crisis that has resulted in unprecedented uncertainty, volatility and disruption in financial markets and in governmental, commercial and consumer activity in the United States, as well as globally. Governmental responses to the COVID-19 pandemic have included orders closing businesses not deemed essential and directing individuals to restrict their movements, observe social distancing and shelter in place. These actions, together with responses to the COVID-19 pandemic by businesses and individuals, have resulted in rapid decreases in commercial and consumer activity, temporary closures of many businesses, which have led to a loss of revenues and a rapid increase in unemployment, material decreases in commodity prices and business valuations, disruptions in global supply chains, market downturns and volatility, changes in consumer behavior related to fears from the COVID-19 pandemic, emergency response legislation and an expectation that the Federal Reserve will maintain a low interest rate environment for the foreseeable future.
Heartland's business is dependent upon the willingness and ability of its employees and customers to conduct banking and other financial transactions. If the global response to contain COVID-19 escalates further or is unsuccessful, Heartland could experience a material adverse effect on its business, financial condition, results of operations, liquidity and prospects. The full extent of the impact of the COVID-19 pandemic, and resulting measures to curtail its spread, will depend on future developments that are highly uncertain, including the scope, severity and duration of the pandemic, the actions taken to contain COVID-19 or mitigate its impact, and the direct and indirect economic effects of the COVID-19 pandemic and containment measures.
Adoption of ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326).” On January 1, 2020, Heartland adopted ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326),” commonly referred to as “CECL.” The impact of Heartland's adoption of CECL on January 1, 2020 resulted in the following:
•
an increase of $12.1 million to the allowance for credit losses related to loans, which included a reclassification of $6.0 million of purchased credit impaired loan discounts on previously acquired loans, and a cumulative-effect adjustment to retained earnings totaling $4.6 million, net of taxes of $1.5 million;

•	an increase of $13.6 million in the allowance for unfunded commitments and a cumulative-effect adjustment to retained earnings totaling $10.2 million, net of taxes of $3.4 million; and
•
established an allowance for credit losses for Heartland's held to maturity debt securities of $158,000 and a cumulative-effect adjustment to retained earnings totaling $118,000, net of taxes of $40,000.

The allowance calculation under CECL is an expected loss model, which encompasses expected losses over the life of loan and held to maturity securities portfolios, including expected losses due to changes in economic conditions and forecasts, such as those caused by the COVID-19 pandemic. Heartland recorded $21.5 million of provision for credit losses in the first quarter of 2020, primarily due to a deteriorating economic outlook resulting in an increase in expected credit losses.

RISK FACTORS
By voting in favor of the merger proposal, you will be choosing to invest in Heartland's common stock. In addition to the information contained elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, as a shareholder of AIM, you should carefully consider the following factors in making your decision as to how to vote on the merger proposal.
Risks Relating to the COVID-19 Pandemic
The ongoing COVID-19 pandemic and measures intended to prevent its spread are expected to have material adverse effects on Heartland's and AIM's businesses, results of operation, financial conditions, liquidity and prospects, and such effects are highly uncertain and difficult to predict. Global health concerns regarding the COVID-19 pandemic and related governmental actions taken to reduce the spread of the virus have negatively impacted the macroeconomic environment, and the COVID-19 pandemic has significantly increased economic uncertainty and abruptly reduced economic activity. The COVID-19 pandemic has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending. The COVID-19 pandemic has adversely impacted and could potentially further adversely impact Heartland's and AIM's workforce and operations, and the operations of their customers and business partners. In particular, Heartland and AIM may experience adverse financial consequences due to a number of factors, including, but not limited to:
•
increased credit losses due to financial strain on its customers as a result of the COVID-19 pandemic and governmental actions, specifically on loans to borrowers in the lodging, retail trade, restaurant and bar, nursing home/assisted living, oil and gas, childcare facilities, and gaming industries, and loans to borrowers that are secured by multi-family properties or retail real estate.

•	declines in collateral values.
•
disruptions if a significant portion of Heartland’s and AIM's workforces are unable to work effectively, including because of illness, quarantines, government actions, or other restrictions in connection with the COVID-19 pandemic. Heartland and AIM have modified their business practices, including restricting employee travel, and implementing work-from-home arrangements, and it may be necessary for Heartland and AIM to take further actions as may be required by governmental authorities or as Heartland or AIM determines are in the best interests of its employees, customers and business partners; there is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to governmental authorities.

•	the negative effect on earnings resulting from Heartland and AIM modifying loans and agreeing to loan payment deferrals due to the COVID-19 crisis.
•
increased demand on Heartland’s and AIM's liquidity as they meet borrowers’ needs and cover expenses related to managing the COVID-19 pandemic; reduced liquidity may negatively affect Heartland’s and AIM's capital and leverage ratios, and, although not currently contemplated, in the case of Heartland, reduce or force suspension of dividends.

•
third-party disruptions, including negative effects on network providers and other suppliers, which have been, and may continue to be, affected by, stay-at-home orders, market volatility and other factors that increase their risks of business disruption or that may otherwise affect their ability to perform under the terms of any agreements with Heartland or AIM or provide essential services.

•	increased cyber and payment fraud risk due to increased online and remote activity.
•	other operational failures due to changes in Heartland's and AIM's normal business practices because of COVID-19 and governmental actions to contain it.
These factors may remain prevalent for a significant period of time and may continue to adversely affect Heartland's and AIM's businesses, results of operations, financial conditions, liquidity and prospects even after the COVID-19 pandemic has subsided.

Governmental authorities worldwide have taken unprecedented measures to stabilize economic markets and support economic growth. The success of these measures is unknown, and they may not be sufficient to address the negative economic effects of COVID-19 or avert severe and prolonged reductions in economic activity.
Heartland's subsidiary banks and AimBank are participating lenders in the PPP, a loan program administered through the SBA, that was created to help eligible businesses, organizations and self-employed persons fund their operational costs during the COVID-19 pandemic. Under this program, the SBA guarantees 100% of the amounts loaned under the PPP. The PPP opened on April 3, 2020; however, because of the short window between the passing of the CARES Act and the opening of the PPP, there is some ambiguity in the laws, rules and guidance regarding the operation of the PPP, which has exposed Heartland and AIM to risks relating to noncompliance with the PPP. For instance, other financial institutions have experienced litigation related to their procedures used in processing applications for the PPP. Under the PPP, lending banks are generally entitled to rely on borrower representations and certifications of eligibility to participate in the PPP, and lending banks may also be held harmless by the SBA in certain circumstances for actions taken in reliance on borrower representations and certifications. Notwithstanding the foregoing, Heartland's subsidiary banks and AimBank have been, and may continue to be, exposed to credit risk on PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded or serviced. If a deficiency is identified, the SBA may deny its liability under its guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of any loss related to the deficiency from Heartland's subsidiary banks and AimBank.
Heartland's subsidiary banks and AimBank's participation in and execution of these and other measures taken by governments and regulatory authorities in response to the COVID-19 pandemic could result in reputational harm and may also lead to litigation, including class actions, or regulatory and government actions and proceedings. Such actions and proceedings may result in judgments, settlements, penalties and fines levied against Heartland's subsidiary banks and AimBank.
Heartland's and AimBank's current period results of operations are not necessarily indicative of results that may be expected for any other interim period or for 2020 as a whole. During the quarter ended March 31, 2020, the COVID-19 outbreak had a material impact on the provision for credit losses of Heartland and AIM, but they are unable to fully predict the impact that COVID-19 will have on its business financial position, results of operations, liquidity and prospects due to numerous uncertainties. Heartland and AIM will continue to assess the potential impacts on their financial positions and results of operations.
The extent to which the COVID-19 pandemic impacts Heartland's and AIM's businesses, results of operations and financial conditions will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration and spread of COVID-19, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 pandemic has subsided, Heartland and AIM may continue to experience materially adverse impacts to their businesses as a result of the COVID-19’s global economic impact, including the availability of credit, adverse impacts on liquidity and any recession or depression that has occurred or may occur in the future.
There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of COVID-19 is highly uncertain and subject to change. Neither Heartland nor AIM knows the full extent of the impacts of COVID-19 on its business, operations or the economy as a whole. However, the effects could have a material impact on Heartland's and AIM's results of operations, and, in the case of Heartland, heighten many of the known risks described in the “Risk Factors” sections of its Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
Risks Relating to the Merger
Because the stock exchange ratio is fixed and the market price for shares of Heartland common stock will continue to fluctuate prior to the completion of the merger, AIM shareholders cannot be sure of the value of the Heartland common stock to be received in the merger.
At the effective time of the merger, each share of AIM common stock will be converted into the right to receive 207.0 shares of Heartland common stock (the “stock exchange ratio”) and $685.00 of cash (the “cash exchange ratio”), subject to adjustment as described herein. The stock exchange ratio will not increase based on fluctuations in the market price of Heartland common stock. However, if (a) the price of Heartland common stock decreases below certain levels and (b) the performance of the Heartland common stock is also below a certain level of performance of the KBW NASDAQ Regional Banking Index, then AIM may invoke its “walk-away” right to terminate the merger agreement. Heartland may subsequently exercise its right to make a “top-up” election and increase, at its option, either the stock exchange ratio or cash exchange ratio to void the “walk-away” right as described in the section of this proxy statement/prospectus titled “The Merger Agreement—Termination.” Alternatively, if (a) the price of Heartland common stock increases above a certain level and (b) the performance of Heartland common stock is also above a certain level of performance of the KBW NASDAQ Regional Banking Index, as described under the section titled “The Merger Agreement—Termination” in this proxy statement/prospectus, Heartland may exercise a “walk-away” right to terminate the merger agreement unless AIM agrees to a decrease, at its option, in either the stock exchange ratio or cash exchange ratio used to calculate the merger consideration to avoid the termination of the merger agreement by Heartland. The market value of Heartland common stock has declined significantly since Heartland and AIM entered into the merger agreement and will continue to vary in the future due to changes in the business, operations or prospects of Heartland, developments related to the coronavirus pandemic, market and economic conditions, market assessments of the merger, regulatory considerations, and other factors both within and beyond the control of Heartland. Therefore, prior to and at the time of the annual meeting, AIM's shareholders will not know or be able to calculate the market value of the Heartland common stock they will receive upon completion of the merger.
The cash exchange ratio could be reduced if AIM's Adjusted Tangible Common Equity is less than $145 million as of the determination date.
The cash exchange ratio will determine the amount of cash that AIM shareholders will receive in the merger, which is dependent upon the Adjusted Tangible Common Equity of AIM as of the determination date and will be reduced to the extent that Adjusted Tangible Common Equity is less than $145 million. Reductions in Adjusted Tangible Common Equity may result from higher loan loss provisions, ordinary business conditions that impact the net interest and noninterest income of AIM, the financial effects of the coronavirus pandemic or more general market and economic conditions that impact AIM operations.
The global COVID-19 outbreak could have a material adverse effect on the merger.
The spread of the coronavirus throughout the United States, and the measures taken by national, regional and local governmental authorities attempting to contain the spread and impact of the coronavirus, such as travel bans and restrictions, quarantines, shelter in place orders, and limitations on business activity, including closures, are, among other things, severely restricting economic activity in the United States and the Texas and New Mexico banking markets of FB&T and AIM in particular, which is disrupting national and regional supply chains, lowering asset valuations, significantly increasing unemployment and underemployment levels, decreasing liquidity in markets for certain securities and causing significant volatility and disruptions in the financial markets, Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the coronavirus outbreak on businesses of Heartland and AIM, and there is no guarantee that efforts by Heartland and AIM to address the adverse impacts of the coronavirus will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the continued severity of COVID-19 and actions taken to contain COVID-19 or its impact, among others. The merger may also be delayed and adversely affected by the COVID-19 outbreak, and become more costly. Each of Heartland and AIM may also incur additional costs to remedy economic disruptions caused by the effect of the COVID-19 crisis, which are expected to adversely affect its financial condition and results of operations.
Because AIM common stock is traded infrequently, it is difficult to determine how the fair value of AIM common stock compares with the merger consideration.
AIM common stock is not traded on any public markets. Any market for AIM common stock has been illiquid and irregular. This lack of liquidity makes it difficult to determine the fair value of AIM common stock.
Regulatory approvals may not be received, may take longer to receive than expected, or may impose conditions that are not presently anticipated.
Before the merger may be completed, approvals must be obtained from federal and state bank regulators, including the FRB, the FDIC and the TDB. The New Mexico Branch Transfers are also subject to receipt of approvals from the FDIC, the TDB and the NMFID. The bank regulators will consider, among other factors, the competitive impact of the merger and the New Mexico Branch Transfers, the financial and managerial resources of Heartland and AIM, the convenience and needs of the communities to be served, the capital position of the combined company, safety and soundness, legal and regulatory compliance matters, and Community Reinvestment Act matters, and may impose conditions, limitations, obligations or restrictions on the completion of the merger or require changes to or waivers of certain terms of the merger agreement. There can be no assurance as to whether regulatory approvals will be received, the timing of those approvals, or whether any conditions, limitations, obligations or restrictions will be imposed and, if imposed, whether such conditions, limitations, obligations or restrictions will have the effect of preventing or materially delaying the completion of the merger, imposing additional material costs on or materially limiting the revenues of Heartland following the merger, or otherwise materially reducing the anticipated benefits of the merger. Further, the effects of the coronavirus may delay the regulatory approvals necessary to complete the merger.
AIM shareholders should bear in mind that regulatory approval reflects only the view that the merger does not contravene applicable competitive standards imposed by law, and that the merger is consistent with regulatory policies relating to safety and soundness. Further, regulatory approval is not an opinion that the proposed merger is favorable to the shareholders of either party to the merger from a financial point of view or that the regulatory authority has considered the adequacy of the terms of the merger. Regulatory approval is not an endorsement or recommendation of the merger.
The interests of certain directors and executive officers of AIM may be different from the interests of AIM's shareholders generally.
Certain executive officers and directors of AIM have interests in the merger that are different from, or in addition to, the interests of AIM's shareholders generally. For a description of these interests, see the sections titled “Background and Reasons for the Merger—Certain Interests of AIM Directors and Executive Officers in the Merger.” These interests and arrangements may cause the directors and executive officers to view the merger proposal differently than you may view it. AIM's board of directors was aware of these interests and considered them, among other matters, when making a decision to approve the merger agreement and recommend that AIM shareholders approve the merger agreement.
The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the prices of Heartland common stock and AIM common stock to decline and which may negatively impact the future businesses and financial results of Heartland and AIM.
Consummation of the merger is subject to customary conditions to closing in addition to the receipt of required bank regulatory approvals and approval of the merger agreement by the requisite vote of the AIM shareholders. If any condition to the merger is not satisfied or waived, the merger will not be completed. In addition, Heartland and AIM may terminate the merger agreement under certain circumstances even if the merger agreement is approved by the AIM shareholders, including the circumstance that the merger has not been completed on or before September 30, 2020. If the merger is not completed, the trading prices of Heartland common stock may decline to the extent that the current price reflects a market assumption that the merger will be completed. Also, the continued operations of AIM may be impaired because of costs, the departure of employees and customers, or other dislocation caused by the terminated merger. In addition, neither Heartland nor AIM would realize any of the expected benefits of having completed the merger. In addition, if the merger is not completed, Heartland and AIM may experience negative reactions from their respective shareholders, customers and employees. Heartland and AIM also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by Heartland or AIM against the other party seeking damages or to compel the other to perform its obligations under the merger agreement. These factors and similar risks could have an adverse effect on the results of operations and business of Heartland and AIM and the price of Heartland common stock. For more information on the closing conditions to the merger, see the section titled “The Merger Agreement—Conditions to Completion of the Merger.”
The shares of Heartland common stock to be received by AIM shareholders as a result of the merger will have different rights than shares of AIM common stock.
Upon completion of the merger, AIM shareholders will become Heartland stockholders, and their rights as shareholders will be governed by the Delaware General Corporation Law and the Heartland certificate of incorporation and bylaws, as they may be amended from time to time. The rights associated with AIM common stock are different from the rights associated with Heartland common stock. See the section titled “Comparison of Rights of Holders of Heartland Common Stock and AIM Common Stock.”
The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire AIM.
Until the completion of the merger, with certain exceptions, AIM is prohibited from initiating, soliciting, knowingly encouraging or taking other actions to facilitate any inquiries, discussions or the making of any proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any entity other than Heartland. In addition, AIM has agreed to pay a termination fee to Heartland if the merger agreement is terminated in specified circumstances, including the circumstance in which AIM terminates the merger agreement to enter into a superior proposal with another entity. These provisions could discourage other companies from trying to acquire AIM even though those other companies might be willing to offer greater value to AIM's shareholders than Heartland has offered in the merger proposal. See the sections titled “The Merger Agreement—Termination” and “The Merger Agreement—Termination Fee and Payment of Expenses” for more information about the termination fee and AIM's restrictions on solicitation.
The fairness opinion obtained by AIM from its financial advisor will not reflect changes in circumstances after the date of such fairness opinion.
Magstar, AIM's financial advisor in connection with the merger, has delivered to the board of directors of AIM its opinion dated as of February 10, 2020. The Magstar opinion states that as of such date, and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders of the outstanding shares of AIM common stock pursuant to the merger agreement was fair from a financial point of view to AIM shareholders. The opinion does not reflect changes that may occur or may have occurred after the date of such opinion, including, increases in the severity of the coronavirus, the decrease in the trading price of Heartland common stock, changes to the operations and prospects of AIM, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which such opinion is based, may materially alter or affect the estimated valuation conclusions reached in such opinion. The opinion does not speak as of any date other than its date.
Post-Merger Risks
Following completion of the merger, the COVID-19 outbreak could harm the business and operations of Heartland as the surviving corporation.
As noted above, COVID-19 has significantly disrupted economic markets and its prolonged economic impact is uncertain. Some economists and major investment banks have expressed concern that the continued spread of the virus in the United States and globally could lead to a world-wide recession or depression. If Heartland is unable to recover from any business disruption resulting from the COVID-19 pandemic on a timely basis following the closing of the merger, Heartland's business, results of operations, financial condition, liquidity and prospects would be adversely affected and the market price of shares of Heartland common stock could decline. The efforts to integrate the businesses of FB&T and AimBank may also be adversely affected by the COVID-19 outbreak.
Difficulties in combining the operations of AIM and Heartland may prevent the combined company from achieving the expected benefits from the merger.
The combination of AIM with Heartland may cause Heartland to have difficulty in achieving the full strategic objectives and operating efficiencies it hopes to achieve from the merger. The success of the merger will depend on a number of factors, including Heartland's ability to:
•	integrate the operations of AimBank with the operations of FB&T and NMB&T;
•	maintain existing relationships with depositors of AimBank so as to minimize withdrawals of deposits after the merger;
•	maintain and enhance existing AimBank relationships with borrowers;

•	control the incremental noninterest expense of AimBank so as to maintain overall operating efficiencies;
•	retain and attract qualified personnel for the combined Texas bank and the combined New Mexico bank; and
•	compete effectively in the communities served by AimBank, FB&T, NMB&T and in nearby communities.
These factors could contribute to the combined company consisting of Heartland and AIM not achieving the expected benefits from the merger within the desired time frames, if at all.
AIM shareholders will become stockholders of Heartland upon completion of the merger, and, following the merger, Heartland's operating results and financial condition may be adversely affected by a variety of factors causing volatility in the price of Heartland common stock.
Risks that may impact Heartland's net income and the strength of its balance sheet depend on a number of factors, including the following: (i) the strength of the national economy and the economies of local communities in which Heartland conducts business; (ii) the economic and other effects of the coronavirus; (iii) the economic impact of past and any future terrorist threats and attacks and any acts of war; (iv) changes in state and federal banking laws and regulations and governmental policies affecting financial institutions; (v) changes in interest rates and prepayment rates of Heartland's loans; (vi) increased competition in the financial services sector and the inability of Heartland to attract new customers; (vii) changes in technology and Heartland's ability to develop and maintain secure and reliable electronic systems; (viii) the potential impact of future acquisitions and Heartland's ability to successfully integrate acquired banks (which are discussed in the risk factor below relating to acquisitions by Heartland); (ix) the loss of key executives or employees; (x) changes in consumer spending; (xi) unexpected outcomes of existing or new litigation involving Heartland; and (xii) changes in accounting policies and practices. These factors are described in the section of this proxy statement/prospectus titled “Forward-Looking Statements” and are discussed in detail in Heartland's Annual Report on Form 10-K incorporated by reference into this proxy statement/prospectus.
The coronavirus, the general stock market downturn, industry factors and general economic and political conditions and events recently have caused a decline in Heartland's stock price, and these factors, as well as interest rate changes, unfavorable credit loss trends, or unforeseen events such as terrorist attacks could cause Heartland's stock price to be volatile regardless of its operating results. If a recession or depression results from the continued spread of the coronavirus, the price of Heartland's common stock could continue to decline.
Heartland, as the surviving company in the merger, and its stockholders, including the former shareholders of AIM, will be subjected to risks if Heartland effects future acquisitions.
Heartland intends to continue to investigate strategic acquisitions of other bank holding companies, banks and other businesses after the merger. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:
•	potential exposure to liabilities of any bank holding companies, banks or other businesses acquired;
•	the difficulty and expense of integrating the operations and personnel of any bank holding companies, banks or other businesses acquired;
•	potential dilution of existing Heartland stockholders as a result of additional equity issuances as merger consideration;
•	possible increases in leverage resulting from borrowings needed to finance an acquisition or augment regulatory capital;
•	potential disruption to Heartland's business;
•	potential diversion of the time and attention of Heartland's management; and
•	impairment of relationships with and the possible loss of key employees and customers of any bank holding companies, banks or other businesses acquired by Heartland.

FORWARD-LOOKING STATEMENTS
There are forward-looking statements in this proxy statement/prospectus (and in documents that are incorporated by reference in this proxy statement/prospectus) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of Heartland's and AIM's respective operations or performance both before and after the merger is completed. You can identify these statements from the use of words “believes,” “expects,” “anticipates,” “plans,” “intends,” “estimates,” “may,” “will,” “would,” “could,” “should” or similar expressions that are used in this proxy statement/prospectus and the documents that are incorporated by reference in this proxy statement/prospectus. Many events or factors could affect the future financial results and performance of Heartland after the merger and could cause those results or performance to differ materially from those expressed in Heartland's forward-looking statements. These risks are described in detail in Heartland's Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report for the quarter ended March 31, 2020 incorporated by reference into this proxy statement/prospectus. These risks include, but are not limited to, the following:
•	The impact of the COVID-19 pandemic on Heartland, AIM and the U.S. and global financial markets and the responses of the U.S. federal and state governments and private businesses to the pandemic;
•
The deterioration of the U.S. economy in general and in the local economies in which Heartland and AIM conduct their operations, which occur due to COVID-19, volatility in the price of oil, and other factors and may result in, among other things, a deterioration in the credit quality and value of Heartland's and AIM's assets;

•	The effects of past and any future terrorist threats and attacks, acts of war or threats thereof, and any such threats and attacks;
•	The impact of, and changes in, federal, state and local laws, regulations and policies affecting banking, taxes, securities, insurance and monetary and financial matters;
•	The effects of changes in interest rates (including the effects of changes in the rate of prepayment of loans) and the policies of the FRB;
•	Heartland's and AIM's ability to compete with other financial institutions as effectively as it currently intends to do as a result of increased competitive pressures in the financial services sector;
•	Heartland's and AIM's ability to obtain new customers and to retain existing customers;
•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet;
•
Technological changes implemented by Heartland, AIM and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to Heartland and AIM and their customers;

•	Heartland's and AIM's ability to develop and maintain secure and reliable electronic delivery systems;
•
Heartland's and AIM's ability to retain key executives and employees, including executives and employees of AimBank, FB&T and NMB&T, and the difficulty that Heartland and AIM may experience in replacing key executives and employees in an effective manner;

•	Consumer spending and saving habits that may change as a result of COVID-19 and other developments in a manner that adversely affects Heartland's and AIM's businesses;
•
Future business combinations and the related integration of acquired businesses that may not be successful (see the section of this proxy statement/prospectus titled “Risk Factors” for a more detailed discussion of these risks);

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board;
•	Major catastrophes such as earthquakes, floods or other natural disasters; and
•	Other factors discussed in the “Risk Factors” section of this proxy statement/prospectus and in the documents incorporated by reference in this proxy statement/prospectus.

These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on these statements.
The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus, and Heartland and AIM undertake no obligation to update any statement in light of new information or future events. Further information concerning Heartland and its business, including additional factors that could materially affect Heartland's financial results, is included in Heartland's filings with the Securities and Exchange Commission (the “SEC”). See the section titled “Where You Can Find More Information.”

THE AIM ANNUAL MEETING
Date, Time and Place
The annual meeting will be held at             , at      local time on     , 2020.
Matters to be Considered
At the annual meeting, holders of shares of AIM common stock will be asked to consider:
•
a proposal to approve the merger agreement, as it may be amended from time to time, pursuant to which AIM will merge with and into Heartland, with Heartland surviving the merger, on and subject to the terms and conditions contained therein, which is referred to herein as the merger proposal;

•
a proposal to elect four directors of AIM to serve until their successors are elected and qualified at the next annual meeting of the shareholders of AIM or until their earlier death, resignation or removal from office (provided that, if the merger is completed, the separate corporate existence of AIM will cease and the composition of Heartland's board of directors will remain unchanged); and

•
a proposal to adjourn the AIM annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the merger agreement.

Voting
The AIM board of directors unanimously recommends that you vote “FOR” the approval of the merger proposal and “FOR” the election of the AIM director nominees set forth and described below under the section titled “The AIM Annual Meeting—Election of AIM Directors.” In addition, the AIM board of directors unanimously recommends that you vote “FOR” the adjournment of the annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the merger proposal.
After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares of AIM common stock, please indicate on the enclosed proxy card your vote and sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible so that your shares of AIM common stock may be represented at the annual meeting.
If your shares of AIM common stock are indirectly owned by you through the KSOP, you will receive separate voting instructions from the KSOP trustees with your proxy materials. In order to have your shares voted at the annual meeting by the KSOP trustees, you must follow such voting instructions.
You may change your vote at any time by (i) filing with the Secretary of AIM a written notice of revocation, (ii) delivering to AIM a duly executed proxy card bearing a date later than the date of your previous proxy card, or (iii) attending the annual meeting and voting in person. Your presence at the annual meeting will not automatically revoke your proxy. All written notices of revocation and other communications with respect to revocation of proxies in connection with the annual meeting should be addressed as follows:
Jeremy Ferrell
Secretary
AIM Bancshares, Inc.
110 College Avenue
Levelland, Texas 79336
All shares of AIM common stock, unless the vote is revoked, will be voted in accordance with the instructions received from each AIM shareholder. If you submit a proxy card and make no specification on your proxy card as to how you want your shares of AIM common stock voted before signing and returning it, your proxy will be voted “FOR” the merger proposal, “FOR” the election of the AIM director nominees, and “FOR” the adjournment proposal, if necessary or appropriate.

Solicitation of Proxies
AIM will bear the entire cost of soliciting votes from you. If necessary, AIM may also use several of its regular employees, who will not be specially compensated, to solicit the vote from holders of AIM common stock, either personally or by telephone, facsimile, email or letter.
Record Date
The AIM board of directors has fixed the close of business on      , 2020 as the record date for determining the holders of AIM common stock entitled to receive notice of and to vote at the annual meeting. At that time,      shares of AIM common stock were outstanding. As of the record date, there were approximately      holders of record of AIM common stock.
Quorum and Vote Required
General. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of AIM common stock entitled to vote at the meeting is necessary to constitute a quorum at the annual meeting. Abstentions, if any, will be counted solely for the purpose of determining whether a quorum is present.
Approval of the merger proposal requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of AIM common stock. If you mark “ABSTAIN” on your proxy card, fail to vote by proxy or in person at the annual meeting or fail to submit valid proxy instructions to your broker, bank or other nominee with respect to the merger proposal, it will have the effect of a vote “AGAINST” the merger proposal.
Directors will be elected by the affirmative vote of the holders of a majority of the shares of AIM common stock entitled to vote in the election of directors and represented in person or by proxy at the annual meeting. If you are represented in person or by proxy at the annual meeting but abstain or fail to vote on the proposal to elect the AIM director nominees, it will have the effect of a vote “AGAINST” such proposal. If you are not represented in person or by proxy at the annual meeting, and therefore, fail to vote prior to or at the annual meeting, it will have no effect on the proposal to elect the AIM director nominees.
Approval of the adjournment proposal, if necessary or appropriate, requires a majority of the votes cast with respect to the proposal. With respect to the adjournment proposal, if you mark “ABSTAIN” on your proxy card or fail to vote prior to or at the annual meeting, it will have no effect on the adjournment proposal.
You are entitled to one vote for each share of AIM common stock you held as of the record date. As of the record date of the annual meeting, directors and executive officers of AIM and their respective affiliates held      % of the outstanding shares of AIM common stock.
The failure to vote prior to the annual meeting or in person at the annual meeting will have the same effect as a vote against the merger agreement, which is required to be approved by two-thirds of the issued and outstanding shares of AIM common stock. Abstentions also will have the same effect as a vote against the merger proposal. Accordingly, the AIM board of directors urges holders of AIM common stock to vote on the merger proposal prior to or at the annual meeting.
Voting Agreement. Pursuant to a shareholder voting agreement, certain holders of AIM common stock have agreed to vote their shares in favor of the merger proposal. Under the terms of the shareholder voting agreement, such shareholders have also appointed Heartland as their proxy for voting their shares of AIM common stock at the annual meeting with respect to the merger proposal. The holders of AIM common stock that have signed the shareholder voting agreement have the right to vote, or direct the voting of,  % of the outstanding shares of AIM common stock as of the record date. In the event the merger agreement is terminated, the shareholder voting agreement will terminate, and none of the AIM shareholders who have signed such agreement will be required to vote in favor of the merger proposal.
Shares Held in “Street Name”; Broker Non-Votes
Brokers, banks and other nominees who hold shares of AIM common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be

“non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the AIM annual meeting, but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker, bank or other nominee does not have discretionary voting power on such proposal. The merger proposal is a non-routine matter. Accordingly, if your broker, bank or other nominee holds your shares of AIM common stock in “street name,” your broker, bank or other nominee will vote your shares of AIM common stock with respect to the merger proposal only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus. If you do not instruct your broker, bank or other nominee on how to vote your shares of AIM common stock on the merger proposal, your broker, bank or other nominee may not vote your AIM common stock, which will have the same effect as a vote against the merger proposal for purposes of the required vote. You should therefore provide your broker, bank or other nominee with instructions as to how to vote your shares of AIM common stock. Please note that you may not vote your shares of AIM common stock held in “street name” on the merger proposal by returning a proxy card directly to AIM or by voting in person at the annual meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.
Election of AIM Directors
The bylaws of AIM require that AIM hold an annual meeting of shareholders each year and that AIM directors be elected at the annual shareholder meeting. The annual meeting will constitute AIM's 2020 annual meeting of shareholders, and, therefore, AIM directors must be elected. In the event the holders of AIM common stock do not approve the merger proposal at the annual meeting, AIM will not be required to hold an additional meeting of shareholders to elect directors because directors will have been elected at the annual meeting.
The board of directors of AIM has nominated the following four persons to stand for election at the annual meeting: Buford Duff; Jeremy Ferrell; Scott L. Wade; and Kenneth D. Willmon. Each nominee is currently a director of AIM, and has served as a director for the periods indicated below. The following information is furnished with respect to each AIM director nominee:
Name of Nominee	Director Since	Age	Title
Buford Duff	2008	86	Director and Vice President
Jeremy Ferrell	2017	46	Director, Secretary and Treasurer
Scott L. Wade	2003	55	Chairman of the Board and Chief Executive Officer
Kenneth D. Willmon	2003	68	Director and President
Adjournment of Annual Meeting
Holders of AIM common stock are also being asked to vote at the annual meeting on a proposal to adjourn the meeting. However, the annual meeting will only be adjourned if there are not sufficient votes at the time of the annual meeting to approve the merger proposal. The annual meeting will be adjourned if it is necessary and appropriate to permit further solicitation of proxies in order to obtain AIM shareholder approval of the merger proposal.
Other Business
AIM is not currently aware of any business to be acted upon at the annual meeting other than the matters discussed in this proxy statement/prospectus.
BACKGROUND AND REASONS FOR THE MERGER
Structure
The merger agreement provides that AIM will be merged with and into Heartland. Each share of AIM common stock outstanding immediately prior to the effective time of the merger will be converted, upon completion of the merger, into the right to receive 207.0 shares of Heartland common stock and $685.00 in cash, subject to adjustment as further described in this proxy statement/prospectus. Cash will be paid in lieu of any fractional shares. At or immediately after the effective time of the merger, AimBank will be merged with and into FB&T.

Background of the Merger
The board of directors and management of AIM regularly review AIM's future prospects for earnings and asset growth as well as the implementation and viability of AIM's strategic initiatives. From time to time, the board of directors and management of AIM will review and discuss AIM's long-term objectives and consider ways to enhance shareholder value and performance of the consolidated organization. This strategic planning exercise generally included an evaluation of the merits and drawbacks of (a) continuing to operate as an independent institution, (b) continued expansion through the strategic acquisition of other institutions and branch offices, and (c) entering into a strategic merger with another financial institution. These reviews and strategic discussions have focused on, among other things, prospects and developments in the financial services industry, in the regulatory environment, in the economy and financial markets, and the implications of such developments for financial institutions in general and AIM and the West Texas market in particular. Management of AIM has also engaged in, from time to time and as part of its stated mergers and acquisitions strategy, discussions with executives of other institutions in the financial services industry, including with respect to potential strategic transactions to enhance shareholder value, liquidity and return on investment. AIM has periodically received inquiries from potential acquirors and other merger partners in the industry.
Heartland's board of directors and management regularly reviews Heartland's business strategies, opportunities and challenges, with the goal of enhancing stockholder value. These strategic reviews have focused on, among other things, the business and regulatory environment facing Heartland and financial institutions generally, as well as ongoing consolidation in the financial services industry. The reviews conducted by Heartland's board of directors and management have included discussions regarding potential transactions that would further Heartland's strategic objectives, and the potential benefits and risks of these transactions. Through acquisition and organic growth, Heartland's goal is to reach at least $1.0 billion in assets in each state where Heartland operates.
In December 2018, Scott L. Wade, Chairman of the Board and Chief Executive Officer of AIM, and Jeremy Ferrell, Secretary, Treasurer and a Director of AIM, contacted representatives of Hillworth LLC (“Hillworth”), to discuss potential business combination opportunities, including the prospect of merging AIM into a larger institution, and to identify potential strategic merger partners. As part of these preliminary discussions with Hillworth, Messrs. Wade and Ferrell expressed the AIM board's desire to continue executing AIM's growth strategy both organically and through acquisitions, but that AIM would also be interested in establishing relationships with potential strategic merger partners. Messrs. Wade and Ferrell also indicated to Hillworth the AIM board's expectations regarding the economic terms of a proposed transaction.
During December 2018 and January 2019, AIM management met several times with representatives of Hillworth to discuss market conditions and to identify potential strategic merger partners. At the request of AIM management, Hillworth performed additional research and analysis during this time period to identify potential merger partners. As a result of these discussions and analyses, AIM management and Hillworth identified four institutions with which to initiate discussions regarding a potential business combination, as well as planned a course of action for determining the interest of each institution in such a transaction. The four institutions identified were Heartland, a second institution, referred to as Bank A, a third institution, referred to as Bank B, and a fourth institution, referred to as Bank C.
On January 3, 2019, AIM management met for dinner in Lubbock, Texas with the Chief Executive Officer and the President of Bank A. Shortly following the dinner meeting, the Chief Executive Officer of Bank A visited with representatives of Hillworth and indicated Bank A's interest in continuing to explore a potential business combination with AIM. In addition, following the dinner meeting, the Chief Executive Officer of Bank A invited AIM management to visit with Bank A's executive management team at Bank A's principal office.
On January 27 and 28, 2019, AIM management met separately with representatives of Bank B and Bank C. At these initial meetings, AIM management and representatives of Bank B and Bank C generally discussed their respective institutions, business plans and strategic objectives. At the conclusion of each meeting, it was agreed that representatives of Hillworth would follow up with both Bank B and Bank C to discuss their respective interests regarding a potential merger with AIM.
On January 28, 2019, AIM management met with representatives of Heartland. During this meeting, AIM management discussed AIM's recent performance and outlook for the future. Representatives from Heartland discussed the Heartland organization generally, as well as Heartland's desire to continue to grow its banking presence in West Texas markets through strategic acquisitions. At the conclusion of the meeting, representatives of Heartland indicated that they would like AIM to consider Heartland in the event AIM decided to move forward with a potential business combination.
AIM met with the executive management team of Bank A at Bank A's principal office on February 22, 2019. After this meeting, Hillworth provided Bank A with preliminary economic analyses regarding a potential merger with AIM and communicated to Bank A's Chief Executive Officer the AIM board's expectations regarding the economic terms of a potential transaction. During the first and second quarters of 2019, Hillworth held multiple discussions with the Chief Executive Officer of Bank A in furtherance of a potential transaction, including discussions regarding proposed economic terms and deal metrics. Following these discussions, in June 2019, Bank A determined that it was in Bank's A best interest to cease discussions regarding a potential acquisition of AIM in order for Bank A to focus on completing its then-pending acquisition transactions. This would allow Bank A to integrate those acquisitions before making a determination regarding whether Bank A could meet AIM's expectations of the economic terms of a proposed transaction. Bank A indicated that it would revisit a potential transaction with AIM later in the year of 2019.
On February 28, 2019, AIM formally engaged Hillworth and Magstar Capital, LLC (“Magstar”) collectively to serve as AIM's exclusive financial advisor in the event AIM decided to pursue a transaction in which AIM would merge into an acquiror institution, as well as to explore potential merger opportunities with Heartland, Bank A, Bank B and Bank C. Hillworth, is an advisory firm specializing in community bank/banks holding companies, and Magstar is a registered FINRA-broker dealer that provides investment banking advisory services, of which Hillworth’s principals are registered representatives, and through which broker-dealer and investment banking services are provided.
On May 1, 2019, Hillworth visited with the Chief Executive Officer of Bank C. The Chief Executive Officer of Bank C requested financial analysis regarding a potential business combination with AIM, which was provided by Hillworth on May 3, 2019. On May 29, 2019, the Chief Executive Officer of Bank C communicated to Hillworth that Bank C would not be interested in pursuing a potential acquisition of AIM due to the geographic location of the AIM franchise in relation to Bank C's franchise footprint.
On May 13, 2019, representatives of Bank B met with representatives of AIM in Lubbock, Texas. After this meeting, AIM management directed Hillworth to request Bank B to execute a mutual non-disclosure agreement to allow preliminary due diligence investigations by both parties in order to continue to assess the viability of a potential merger. Hillworth granted Bank B and Bank B's investment bankers access to a virtual electronic data room for them to further evaluate a potential transaction with AIM. In the following weeks, Hillworth visited with Bank B to discuss deal consideration and communicate AIM's expectations. After further discussions, it was decided that representatives of Bank B would contact Hillworth later in 2019 if Bank B determined to pursue to a transaction with AIM.
On April 30, 2019, the Heartland board of directors held a regularly-scheduled meeting. At the meeting, members of Heartland's management reported on the status of discussions with AIM regarding a possible acquisition of AIM by Heartland. Management informed the board that an introductory in-person meeting had been held with AIM's management in January 2019, and that a second in-person meeting was expected to be held in the Summer of 2019. Heartland's management also provided the board with financial information regarding AIM and the general terms of a possible acquisition of AIM.
In early May 2019, representatives from Heartland contacted Hillworth to request a meeting with AIM management. This meeting was arranged for May 28, 2019 at AIM's principal office in Levelland, Texas. During this meeting, representatives of Heartland indicated Heartland's interest in being considered as a strategic merger partner for AIM if AIM's board of directors would be willing to consider an acquisition proposal from Heartland. AIM management indicated to Heartland that AIM was in discussions with another potential merger partner and that it would be appropriate for AIM and Heartland to follow up later in the Summer of 2019. The Heartland representatives also invited AIM management to visit with Heartland's executive management team at Heartland's headquarters in Dubuque, Iowa.
On June 28, 2019, AIM entered into a definitive agreement to acquire Union BancShares, Inc. and its wholly-owned subsidiary, FNB New Mexico. After this transaction was announced, representatives of Heartland contacted Hillworth and AIM management to congratulate them on the proposed acquisition. Heartland further indicated that, because of Heartland's presence in New Mexico, AIM's expansion in New Mexico would make a potential business combination with AIM more attractive to Heartland. At this time, Heartland reiterated its invitation to host AIM management at its headquarters in Dubuque, Iowa. On August 26 and 27, 2019, with the assistance of Hillworth facilitating discussions between the parties, AIM management met with Heartland's executive management team in Dubuque, Iowa. As a condition precedent to attending this meeting, AIM requested a mutual non-disclosure agreement between AIM and Heartland, which was entered into on August 22, 2019.
On August 13, 2019, Heartland announced that it had signed a purchase and assumption agreement to acquire the assets of Rockford Bank & Trust Company, an Illinois state-chartered bank and wholly owned subsidiary of QCR Holdings, Inc.
Because AIM had not yet received any formal acquisition proposal from Heartland, Bank A, Bank B or Bank C, in furtherance of AIM's business plan and growth objectives, in August 2019, AIM management contacted two separate banking institutions (which are referred to herein as “Target A” and “Target B”), with which AIM management had long-established relationships, to ascertain whether or not either institution would be interested in considering an acquisition proposal from AIM. Both Target A and Target B expressed an interest in engaging in formal acquisition discussions with AIM. AIM promptly entered into non-disclosure agreements with both Target A and Target B, began receiving due diligence information from the parties and worked with respective advisors of the parties in preparing and negotiating proposed terms. On September 5, 2019, AIM executed a formal, non-binding indication of interest with the Target A, and on September 12, 2019 AIM executed a formal, non-binding indication of interest with Target B. In September and October of 2019, AIM conducted formal due diligence investigations of Target A and Target B and began negotiating definitive agreements with representatives of Target A and representatives of Target B.
On September 3, 2019, Heartland contacted Hillworth to request initial due diligence items on AIM to assist Heartland in formulating a formal merger proposal. AIM indicated to Heartland that AIM intended to continue pursuing its proposed acquisitions of Target A and Target B. Heartland nevertheless requested the opportunity to submit a formal acquisition proposal in writing, to which AIM agreed. In early October 2019, Hillworth established a virtual electronic data room and uploaded certain information regarding AIM for Heartland's preliminary due diligence investigation of AIM.
On October 6, 2019, AIM provided Heartland with access to an electronic virtual data room to allow Heartland to conduct a preliminary due diligence investigation of AIM. From October 6, 2019 through October 14, 2019, Heartland conducted due diligence regarding AIM's business, including its results of operations, financial condition, loan portfolio and tax, litigation and other matters. On October 14, 2019, Heartland's management developed a financial model containing proposed terms on which Heartland would consider acquiring AIM. In addition, Heartland's management prepared a term sheet for the acquisition to be reviewed by Heartland's board at its next regularly-scheduled meeting.
On October 21, 2019, Heartland's board held its regularly-scheduled quarterly meeting. At the meeting, Heartland management updated Heartland's board on the status of discussions with AIM. Management also presented its financial model for the acquisition of AIM and the proposed financial terms of such acquisition. After review of financial information and discussion with Heartland management, Heartland's board authorized the submission to AIM of a preliminary, non-binding term sheet providing for the merger of AIM with and into Heartland.
On October 23, 2019, Heartland provided Hillworth with an initial term sheet outlining the proposed terms by which Heartland would consider acquiring AIM. The term sheet provided for an aggregate merger consideration value range of $250 million to $260 million, consisting of 90% in shares of Heartland common stock and 10% in cash, in exchange for 100% of the outstanding capital stock and stock options of AIM.
On October 29, 2019, AIM met with representatives of Hillworth to discuss the proposed term sheet from Heartland. At this meeting, representatives of AIM informed Hillworth that Heartland's proposed merger consideration value range was less than the minimum merger consideration value that AIM's board expected in exchange for relinquishing AIM's independence. Hillworth subsequently responded to Heartland with AIM's expected range of merger consideration value.

On October 31, 2019, in light of the advance of discussions with Heartland, among other factors, AIM terminated discussions with Target B. Within a few weeks thereafter, AIM decided to defer discussions with Target A.
On November 12, 2019, Heartland's board held a special board meeting to discuss the proposed acquisition of AIM. At the meeting, Heartland's management reported on negotiations with AIM and provided an updated valuation of AIM and the proposed financial terms of a possible acquisition of AIM based on additional due diligence performed to date. After an in-depth discussion, Heartland's board of directors authorized management to deliver a formal, non-binding letter of intent to AIM proposing terms under which Heartland would acquire AIM.
On November 12, 2019, Heartland delivered to Hillworth a formal, non-binding letter of intent outlining the terms by which Heartland would propose to acquire AIM. The letter of intent indicated a proposal of 206.7028 shares of Heartland common stock and $684.88 in cash in exchange for each outstanding share of AIM common stock, providing for aggregate merger consideration of approximately 5,076,000 shares of Heartland common stock and approximately $16.8 million in cash, based on the number of outstanding shares of common stock of AIM as of September 30, 2019. In addition, Heartland offered to pay cash consideration to holders of AIM stock options in an amount based on the value of the price per share for AIM common stock in the transaction and the exercise price of the AIM stock options. The letter of intent also provided for a reduction, on a dollar-for-dollar basis, to the cash portion of the merger consideration to the extent that AIM's adjusted tangible common equity at closing was less than $148.0 million, and an increase, on a dollar-for-dollar basis, to the cash portion of the merger consideration to the extent that AIM's adjusted tangible common equity at closing was greater than $149.0 million, subject to a maximum increase of $5.0 million. The letter of intent included an exclusivity period of 60 days to allow the parties to conduct reciprocal due diligence investigations and negotiate the definitive agreement.
On November 19, 2019, AIM's board of directors met with representatives of Hillworth. At this meeting, Hillworth provided the AIM board of directors with its analyses of the financial terms of the Heartland offer as set forth in the letter of intent. As part of its evaluation of the Heartland offer, the AIM board of directors considered, among other factors, the financial, business and legal terms of the letter of intent, historical payments and rates of cash and stock dividends on outstanding common stock of Heartland, historical trading multiples and performance of Heartland's common stock, the timetable for completing the proposed transaction and exclusivity period proposed by Heartland, and the potential economies of scale and increased efficiencies of operations that could result from a combination with Heartland. After due consideration of these and other factors, and further deliberations, the AIM board of directors unanimously determined that it was advisable and in the best interest of AIM and its shareholders to execute the Heartland letter of intent and pursue a transaction with Heartland generally based on the terms of the letter of intent, subject to Heartland agreeing to a few changes to the letter of intent, which Hillworth negotiated with Heartland.
On November 21, 2019, Heartland provided a revised letter of intent, which incorporated most of the changes that AIM and Hillworth had requested. The revised letter of intent provided for merger consideration of 207.0 shares of Heartland common stock and $685.00 in cash in exchange for each outstanding share of AIM common stock, providing for aggregate merger consideration of approximately 5,083,000 shares of Heartland common stock and approximately $16.8 million in cash, based on the number of outstanding shares of common stock of AIM as of September 30, 2019. Based on Heartland's closing stock price of $47.21 per share on November 19, 2019, three days prior to the date of the letter of intent, the merger consideration would have a value of approximately $256.8 million, or $10,457 per share of AIM common stock. The revised letter of intent also provided that Heartland would pay cash consideration to holders of AIM stock options in an amount based on the value of the price per share for AIM common stock in the transaction and the exercise price of the AIM stock options, providing for aggregate consideration of approximately $9.8 million to the option holders. The letter of intent provided for a reduction, on a dollar-for-dollar basis, to the cash portion of the merger consideration to the extent that AIM's adjusted tangible common equity at closing was less than $145.0 million, and an increase, on a dollar-for-dollar basis, to the cash portion of the merger consideration to the extent that AIM's adjusted tangible common equity at closing was greater than $148.0 million, subject to a maximum increase of $5.0 million. The letter of intent included an exclusivity period of 60 days to allow the parties to conduct reciprocal due diligence investigations and negotiate the definitive agreement.

On November 22, 2019, after further review of the revised letter of intent by AIM management and Hillworth, AIM signed and delivered the revised letter of intent to Heartland.
Upon the execution of the letter of intent, Hillworth expanded the contents of the virtual electronic data room to facilitate due diligence investigations by both of the parties. From November 24, 2019 through February 10, 2020, Heartland and AIM conducted reciprocal due diligence on each organization's businesses, including with respect to regulatory, litigation, tax, financial and other matters.
On November 30, 2019, Heartland announced that it had completed its acquisition of the assets of Rockford Bank & Trust Company.
On December 10, 2019, Heartland's board of directors held a special meeting. At the meeting, Heartland management updated the board on the status of Heartland's due diligence investigation of AIM. Heartland's board directed management to continue negotiations with AIM and submit a draft merger agreement to AIM.
AIM received the initial draft of the merger agreement from Heartland on December 20, 2019, and the parties negotiated the terms of the merger agreement until the document was executed on February 11, 2020.
On January 28, 2020, AIM's financial advisor, Hillworth, and AIM's legal counsel, Fenimore, Kay, Harrison & Ford, LLP, conducted a reverse due diligence conference call with senior management of Heartland covering, among other topics, Heartland's corporate strategy, credit quality and loan portfolio trends, financial performance for 2019 and key assumptions related to Heartland's projected performance and earnings, certain operational matters and regulatory compliance and legal matters.
On February 10, 2020, AIM's board of directors met with its financial advisor to discuss the merger agreement, which was in its substantially final form. The AIM board of directors heard a presentation from representatives of Magstar on the financial aspects of the transaction. Also at this meeting, representatives of Magstar reviewed certain other material terms of the merger agreement and ancillary legal documents to the merger agreement, including the provisions of the merger agreement that permit the AIM board to terminate the merger agreement under certain circumstances in order for the AIM board to comply with its fiduciary duties as directors of AIM. Magstar also reviewed in detail the business points, contingencies and timing considerations related to the merger. The AIM board of directors asked a series of questions to the Magstar representatives regarding the terms and conditions of the merger agreement and engaged in a full discussion regarding the proposed transaction. At the conclusion of this discussion and after responding to questions from the directors, Magstar rendered to the AIM board of directors its oral opinion that, subject to the assumptions, limitations and qualifications set forth in the opinion, the aggregate merger consideration to be received by shareholders of AIM from Heartland in the merger, which consisted of 207.0 shares of Heartland common stock and $685.00 in cash for each outstanding share of AIM common share, along with a cash value to AIM option holders based on the per share value of the merger consideration to AIM shareholders and the exercise price of the options, subject to adjustment as provided in the merger agreement, was fair to the shareholders of AIM, from a financial point of view. Magstar's oral opinion was subsequently confirmed by delivery of its written opinion, dated February 10, 2020, to the AIM board of directors. The AIM board of directors asked a series of questions to AIM's advisors regarding the terms and conditions of the merger agreement and engaged in a full discussion regarding the proposed transaction.
Based upon the AIM board's review and discussion of the merger agreement, the opinion of AIM's financial advisor and other relevant factors, the AIM board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, and authorized AIM's management to execute and deliver the merger agreement.
On February 11, 2020, the trustees of the AIM Bancshares, Inc. 401(k) and Employee Stock Ownership Plan, dated January 1, 2007, as amended (the “KSOP”), received an opinion from an independent valuation firm stating that (i) the consideration to be received by the KSOP pursuant to the merger agreement for the shares of AIM common stock held by the KSOP is not less than the “adequate consideration” (as defined in Section 3(18) of ERISA) of such shares, and (ii) the terms and conditions of the merger agreement, taken as a whole, are in the best interest of the KSOP from a financial point of view.
On February 11, 2020, Heartland's board of directors held a special meeting to review and discuss the proposed merger and the merger agreement. At this meeting, Heartland's board of directors received presentations from Heartland's executive management (including its General Counsel) regarding the terms of the merger agreement and strategic and financial considerations relating to the merger. Heartland's financial advisor, Stephens Inc. (“Stephens”), discussed financial aspects of the proposed transaction, and Stephens rendered an oral opinion (subsequently confirmed in writing) to Heartland's board of directors to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Stephens as set forth in such opinion, the merger consideration in the merger was fair to Heartland from a financial point of view. Heartland's board of directors asked a number of questions of management and Stephens regarding the terms and conditions of the merger agreement and the strategic and economic aspects of the merger and engaged in a full discussion regarding the proposed transaction. Following this discussion, Heartland's board of directors unanimously voted to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, and authorized Heartland's management to execute the merger agreement.
On February 11, 2020, AIM and Heartland executed the merger agreement, and certain directors and executive officers of AIM and AimBank delivered to Heartland the shareholder voting agreement. Heartland announced the transaction after the close of trading on the NASDAQ Stock Exchange on February 11, 2020.
AIM's Reasons for the Merger
After careful consideration, at its meeting on February 10, 2020, the AIM board determined that the merger was in the best interests of AIM and its shareholders and that the consideration to be received in the merger was fair to the AIM shareholders. Accordingly, the AIM board unanimously approved the merger agreement and recommends that the AIM shareholders vote “FOR” the AIM merger proposal.
In reaching its decision to approve the merger agreement and recommend the merger proposal to its shareholders, the AIM board evaluated the merger and the merger agreement, in consultation with AIM's management, as well as its legal and financial advisors, and considered a number of positive factors, including the following material factors, which are not presented in order of priority:
•	the business, operations, financial condition, earnings, prospects and bank regulatory standing of AIM and Heartland;
•
the current environment in the financial services industry, including national and regional economic conditions, increased regulatory burdens, evolving trends in technology, increasing competition, the current financial market and regulatory conditions and the likely effects of these factors on the potential growth of AIM and Heartland, development, productivity, profitability and strategic options;

•
the complementary aspects of AIM's and Heartland's respective businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies' management and operating styles;

•
its belief that a merger with Heartland would allow AIM shareholders to participate in the future performance of a combined company that would have better future prospects and economies of scale than AIM was likely to achieve on a stand-alone basis or through other strategic alternatives;

•	its belief that AIM and Heartland share a similar strategic vision;
•
the fact that the portion of the merger consideration paid in the form of Heartland common stock would allow former AIM shareholders to participate as Heartland stockholders in the growth of Heartland and in any synergies resulting from the merger;

•	the historical performance of Heartland common stock;
•	the fact that Heartland has historically paid dividends on its common stock;
•
the limited liquidity that AIM shareholders have with respect to their investment in AIM, and the fact that, as Heartland stockholders, AIM's shareholders would have increased liquidity in the form of a publicly-traded, NASDAQ-listed security;

•	the immediate liquidity to AIM shareholders, and the certainty of the amount, reflected by the cash portion of the merger consideration;

•
the value of the merger consideration compared to, among other metrics, (a) the current and projected book value of AIM, (b) the historical and current operating results of AIM, (c) the estimated future operating results and financial position of AIM, including consideration of prospects for improvement in those results and financial position in both the near and long term, and (d) the consideration paid in other similar recent transactions in the industry;

•	the fact that the portion of the merger consideration paid in the form of Heartland common stock is expected to be tax-free to AIM shareholders;
•	the terms of the merger agreement, and the presentation by AIM's legal advisors regarding the merger and the merger agreement;
•
the financial analyses of Magstar which were presented to the AIM board and the opinion of Magstar, dated February 10, 2020, to the AIM board to the effect that, as of February 10, 2020, and subject to the assumptions, limitations and qualifications set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of AIM common stock, as more fully described below under the section of this proxy statement/prospectus entitled “Background and Reasons for the Merger—Opinion of AIM's Financial Advisor”; and

•
the regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger will be obtained within a reasonable time and without unacceptable conditions.

The AIM board also considered potential risks and potential negative factors concerning the merger in connection with its deliberations of the proposed transaction, including the following material factors:
•	the potential negative impact of the announcement of the merger on AIM's business and relations with customers, service providers and other stakeholders, whether or not the merger is completed;
•	the challenges of combining the businesses, assets and workforces of two financial institutions;
•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;
•	the risks and costs to AIM if the merger is not completed;
•
the fact that the merger consideration, a large component which consists of shares of Heartland common stock, provides less certainty of value to AIM shareholders compared to a transaction in which they would receive only cash consideration;

•	the potential for a decline in the value of Heartland common stock—whether before or after consummation of the merger—reducing the value of the consideration received by AIM's shareholders;
•
the provisions of the merger agreement restricting AIM's solicitation of third party acquisition proposals and the fact that AIM would be obligated to pay a termination fee following the termination of the merger agreement in certain circumstances;

•
the restrictions on the conduct of AIM's business prior to completion of the merger, which may adversely affect AIM's ability to make certain decisions quickly and independently and may delay or prevent AIM from undertaking business opportunities that may arise pending completion of the merger;

•	the requirement that AIM submit the merger agreement to its shareholders for approval even if AIM's board withdraws its recommendation to approve the merger agreement;
•	the fact that gain on the disposition of AIM common stock would generally be taxable to U.S. Holders for U.S. federal income tax purposes to the extent of the cash received in the merger;
•	the potential for unintended delays in the regulatory approval process; and
•
the interests of certain of AIM's directors and executive officers in the merger that are different from, or in addition to, their interests as AIM shareholders, which are further described in the section of this proxy statement/prospectus entitled “Background and Reasons for the Merger—Interests of AIM's Director and Executive Officers.”

The foregoing discussion of the factors considered by the AIM board is not intended to be exhaustive, but is believed to include the material factors considered by the AIM board. The AIM board collectively reached the unanimous conclusion to approve the merger agreement and the merger in light of the various factors described above and other factors that each member of the AIM board determined was appropriate. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the AIM board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the AIM board may have given different weight to different factors. The AIM board conducted an overall analysis of the factors described above (which included thorough discussions with AIM management and AIM's advisors), and considered the factors overall to be favorable to, and to support, its determination. It should be noted that this explanation of the AIM board's reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”
Recommendation of AIM's Board of Directors
The AIM board of directors unanimously recommends that you vote “FOR” the merger proposal.
Opinion of AIM’s Financial Advisor
The fairness opinion and a summary of the underlying financial analyses of AIM's financial advisor is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of AIM. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by AIM or Heartland. You should review the copy of the fairness opinion, which is attached as Appendix C.
Magstar acted as AIM’s financial advisor in connection with the proposed merger. Magstar is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with AIM and its operations. As part of its investment banking business, Magstar is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions.
Magstar reviewed the financial aspects of the proposed merger with AIM’s board of directors and, on February 10, 2020, delivered a written opinion to AIM’s board of directors that, subject to the review, assumptions and limitations set forth in the opinion, the merger consideration to be received by the shareholders of AIM in the merger was fair to the shareholders of AIM from a financial point of view. In requesting Magstar’s advice and opinion, no limitations were imposed by AIM upon Magstar with respect to the investigations made or procedures followed by Magstar in rendering its opinion.
The full text of Magstar's written opinion is included in this proxy statement/prospectus as Appendix C and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Magstar. The summary of Magstar's opinion included in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Magstar's opinion was directed to AIM's board of directors and addresses only the fairness of the merger consideration to be paid to AIM shareholders in connection with the merger. Magstar did not opine on any individual stock, cash, or other components of consideration payable in connection with the merger. Magstar's opinion does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any of the shareholders as to how such shareholder should vote at the AIM annual meeting on the merger or any related matter.
During the course of its engagement and for the purposes of the opinion set forth herein, Magstar:
•	reviewed a draft of the merger agreement, dated February 7, 2020, as provided to Magstar by AIM;
•	reviewed unaudited financial statements for AIM, AimBank, Heartland and FB&T, as of and for the year ending December 31, 2019;
•	reviewed certain historical annual reports of AIM, AimBank, Heartland and FB&T, including for the year ending December 31, 2019;

•	reviewed certain historical publicly available business and financial information concerning each of AIM, AimBank, Heartland and FB&T;
•
reviewed certain internal financial statements and other financial and operating data of AIM, AimBank, Heartland and FB&T including, without limitation, internal financial analyses and forecasts prepared by management of AIM, AimBank, Heartland and FB&T, and held discussions with senior management of AIM, AimBank, Heartland and FB&T regarding recent developments and regulatory matters;

•	reviewed financial projections prepared by certain members of senior management of AIM, AimBank, Heartland and FB&T;
•
discussed with certain members of senior management of AIM, AimBank, Heartland and FB&T, the business, financial condition, results of operations and future prospects of AIM, AimBank, Heartland and FB&T; the history and past and current operations of AIM, AimBank, Heartland and FB&T; AIM's, AimBank's, Heartland's and FB&T's historical financial performance; and their assessment of the rationale for the merger;

•
reviewed and analyzed materials detailing the merger prepared by AIM, AimBank, Heartland and FB&T and by their respective legal and financial advisors including the estimated amount and timing of the cost savings and related expenses, purchase accounting adjustments and synergies expected to result from the merger (the “Synergies”);

•	assessed general economic, market and financial conditions;
•
analyzed the pro forma financial impact of the merger on the combined company's earnings, tangible book value, financial ratios and other such metrics Magstar deemed relevant, giving effect to the merger based on assumptions relating to the Synergies;

•	reviewed certain S&P CapIQ consensus income and balance sheet estimates for Heartland for 2020 and 2021;
•	reviewed historical market prices and trading volumes of Heartland's common stock;
•
reviewed the certain publicly available financial information and stock market data related to selected public financial institutions/commercial banks that Magstar deemed relevant to Magstar's analysis;

•
reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Magstar considered relevant;

•	took into consideration Magstar's experience in other similar transactions as well as Magstar's knowledge of the banking and financial services industry; and
•	performed such other analyses and considered such other factors as Magstar have deemed appropriate.
Magstar assumed, without investigation, that there have been, and from the date hereof through the effective date of the merger there will be, no material changes in the financial condition and results of operations of AIM, AimBank, Heartland, or FB&T since the date of the latest financial information described above. Magstar relied, without independent verification or investigation, on the assessments of the management of AIM, AimBank, Heartland, or FB&T as to their existing and future relationships with key employees and partners, clients, products and services, and Magstar assumed that there will be no developments with respect to any such matters that would affect Magstar's analyses or opinion. Magstar further assumed, without independent verification, that the representations and financial and other information included in the merger agreement and all other related documents and instruments that are referred to therein or otherwise provided to Magstar by AIM, AimBank, Heartland, or FB&T are true and complete. Magstar relied upon the management of AIM, AimBank, Heartland, or FB&T as to the reasonableness and achievability of the financial forecasts, and projections, estimates and other forward-looking information (including the Synergies) provided to Magstar by AIM, AimBank, Heartland, or FB&T, and Magstar assumed such forecasts, projections, estimates and other forward-looking information (including the Synergies) have been reasonably prepared by AIM, AimBank, Heartland, or FB&T on a basis reflecting the best currently available information and AIM's, AimBank's, Heartland's, or FB&T's judgments and estimates. Magstar assumed that such forecasts, projections, estimates and other forward-looking information (including the Synergies) would be realized in the amounts and at the times contemplated thereby, and Magstar did not, in any respect, assume any responsibility for the accuracy or reasonableness thereof. Magstar has been authorized by AIM and AimBank to rely upon such forecasts, projections, estimates and other information and data, and Magstar expressed no view as to any such forecasts, projections, estimates or other forward-looking information or data, or the bases or assumptions on which they were prepared.
In performing its review, Magstar assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to Magstar from public sources, that was provided to Magstar by AIM, AimBank, Heartland, and FB&T or their respective representatives or that was otherwise reviewed by Magstar for purposes of rendering the opinion. Magstar further relied on the assurances of the respective management of AIM, AimBank, Heartland, and FB&T and that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Magstar has not been asked to and has not undertaken an independent verification of any of such information, and Magstar has not assumed any responsibility or liability for the accuracy or completeness thereof. Magstar assumed that each party to the merger agreement would advise Magstar promptly if any information previously provided to Magstar became inaccurate or was required to be updated during the period of Magstar's review.
Magstar is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. Magstar assumed that such allowances for AIM, AimBank, Heartland and FB&T are, in the aggregate, adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Magstar was not requested to make, and did not make, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of AIM, AimBank, Heartland and FB&T, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Magstar was not furnished with any such evaluations or appraisals; nor did Magstar review any loan or credit files of AIM, AimBank, Heartland and FB&T.
Magstar did not evaluate the solvency of AIM, AimBank, Heartland, or FB&T, under any state or federal law relating to bankruptcy, insolvency or similar matters. Accordingly, Magstar expressed no opinion regarding the liquidation value of AIM, AimBank, Heartland, or FB&T, or any other entity. Magstar has also assumed that AIM, AimBank, Heartland, and FB&T would remain as a going concern for all periods relevant to Magstar's analysis. Accordingly, Magstar expressed no opinion with respect to the foregoing. Further, without limiting the generality of the foregoing, Magstar has not undertaken an independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which AIM, AimBank, Heartland, or FB&T is a party or may be subject, and Magstar's opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Magstar has also assumed that neither AIM, AimBank, Heartland, nor FB&T is a party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger contemplated by the merger agreement.
Magstar relied upon and assumed, with AIM’s consent and without independent verification, that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement, without any waiver of material terms or conditions by AIM, Heartland, or any other party to the merger agreement and that the final agreement will not differ materially from the draft Magstar reviewed. Magstar assumed that the merger will be consummated in compliance with all applicable laws and regulations. AIM advised Magstar that they were not aware of any factors that would impede any necessary regulatory or governmental approval of the merger. Magstar assumed that the necessary regulatory and governmental approvals as granted would not be subject to any conditions that would be unduly burdensome on AIM, AimBank, Heartland or FB&T, or would have a material adverse effect on the contemplated benefits of the merger. Magstar further assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.
Magstar’s opinion does not consider, include or address: (i) any legal, tax, accounting, or regulatory consequences of the merger on AIM, Heartland or their respective shareholders; (ii) any advice or opinions provided by any other advisor to the Board of Directors of AIM or Heartland; (iii) any other strategic alternatives that might be available to AIM; or (iv) whether Heartland has sufficient cash or other sources of funds to enable it to pay any consideration contemplated by the Merger.
In performing its analyses, Magstar made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Magstar, AIM, AimBank, Heartland and FB&T. Magstar's opinion was necessarily based on financial, economic, market and other conditions and circumstances as they existed on, and on the information made available to Magstar as of, the dates used in its opinion. Any estimates contained in the analyses performed by Magstar are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold or the prices at which any securities may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Magstar's opinion does not address the relative merits of the merger as compared to any other business combination in which AIM might engage. In addition, Magstar's fairness opinion was among several factors taken into consideration by AIM's board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of AIM's board of directors or AIM's management with respect to the fairness of the merger consideration to be received by AIM's shareholders in connection with the merger.
Magstar’s opinion was based solely upon the information available to Magstar and described above, and the economic, market and other circumstances as they existed as of the date thereof. Events occurring and information that becomes available after the date thereof could materially affect the assumptions and analyses used in preparing its opinion. Magstar has not undertaken to update, revise, reaffirm or withdraw its opinion or to otherwise comment upon events occurring or information that becomes available after the date thereof.
In arriving at its opinion, Magstar did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Magstar believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.
The following is a summary of the material analyses prepared by Magstar and delivered to AIM's board of directors on February 10, 2020, in connection with the delivery of its fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Magstar, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances of the contemplated merger. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Magstar did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Magstar. The tables alone are not a complete description of the financial analyses. For purposes of the analysis, deal value is comprised of the merger consideration plus option consideration.
Market Approach – Comparable Transactions. As part of its analysis, Magstar reviewed publicly available information related to two comparable groups (a “Regional Group” and a “Nationwide Group”) of select acquisition transactions of banks. The Regional Group consisted of acquisition transactions of banks in the Southern Region of the United States (consisting of the states of Alabama, Arkansas, Colorado, Florida, Georgia, Louisiana, Mississippi, North Carolina, New Mexico, Oklahoma, South Carolina, Tennessee, Texas, Utah, Virginia, and West Virginia) in Non-Major Metropolitan Statistical Areas (“MSAs”), defined as MSAs with a population of less than 2 million, announced since January 1, 2013, in which the targets' total assets were between $500 million and $5.0 billion, last-twelve-months (“LTM”) return on average assets (“ROAA”) was more than 0.90%, tangible common equity to tangible assets (“TE/TA”) was less than 15.0%, and nonperforming assets were less than 2.0% of total assets. The Nationwide Group consisted of acquisition transactions of banks in the United States announced since January 1, 2018, in which the targets ' total assets were between $1.0 billion and $3.0 billion, LTM ROAA was between 0.75% and 2.0%, and nonperforming assets were less than 1.0% of total assets. In each case, for which financial information was available, no transaction that fit the selection criteria was excluded. Information for the target institutions was based on balance sheet data as of, and income statement data for the twelve months preceding the most recent quarter prior to announcement of the transactions. The resulting two groups consisted of the following transactions (18 transactions for the Regional Group and 10 transactions for the Nationwide Group):
Regional Group:
Buyer (State)	Target (State)
Business First Bancshares, Inc. (LA)	Pedestal Bancshares, Inc. (LA)
First Bancshares, Inc. (MS)	Southwest Georgia Financial Corporation (GA)
United Bankshares, Inc. (WV)	Carolina Financial Corporation (SC)
Reliant Bancorp, Inc. (TN)	First Advantage Bancorp (TN)
First Financial Bankshares, Inc. (TX)	TB&T Bancshares, Inc. (TX)
Heartland Financial USA, Inc. (IA)	First Bank Lubbock Bancshares, Inc. (TX)
Home Bancorp, Inc. (LA)	Saint Martin Bancshares, Inc. (LA)
United Community Banks, Inc. (GA)	Four Oaks Fincorp, Inc. (NC)
Southside Bancshares, Inc. (TX)	Diboll State Bancshares, Inc. (TX)
Union Bankshares Corporation (VA)	Xenith Bankshares, Inc. (VA)
South State Corporation (SC)	Southeastern Bank Financial Corporation (GA)
TowneBank (VA)	Monarch Financial Holdings, Inc. (VA)
BNC Bancorp (NC)	Southcoast Financial Corporation (SC)
Pinnacle Financial Partners, Inc. (TN)	Magna Bank (TN)
Simmons First National Corporation (AR)	Community First Bancshares, Inc. (TN)
Bank of the Ozarks, Inc. (AR)	Summit Bancorp, Inc. (AR)
BancorpSouth Bank (MS)	Ouachita Bancshares Corp. (LA)
Bear State Financial, Inc. (AR)	First National Security Company (AR)
Nationwide Group:
Buyer (State)	Target (State)
Business First Bancshares, Inc. (LA)	Pedestal Bancshares, Inc. (LA)
Northwest Bancshares, Inc. (PA)	MutualFirst Financial, Inc. (IN)
Sandy Spring Bancorp, Inc. (MD)	Revere Bank (MD)
First Defiance Financial Corp. (OH)	United Community Financial Corp. (OH)
OceanFirst Financial Corp. (NJ)	Two River Bancorp (NJ)
S&T Bancorp, Inc. (PA)	DNB Financial Corporation (PA)
First Citizens BancShares, Inc. (NC)	Entegra Financial Corp. (NC)
First Merchants Corporation (IN)	MBT Financial Corp. (MI)
Union Bankshares Corporation (VA)	Access National Corporation (VA)
First Busey Corporation (IL)	Banc Ed Corp. (IL)
For each precedent transaction, Magstar compared the implied ratio of deal value to certain financial characteristics of AIM as follows:
•	the multiple of the purchase consideration to the acquired company's tangible common book value (the “Price-to-Tangible Common Book Value Multiple”);
•	the multiple of the purchase consideration to the acquired company's LTM net earnings per share (the “Price-to-LTM Earnings Multiple”); and
•	the multiple of the difference between the purchase consideration and the acquired company's tangible book value to the acquired company's core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the merger were based on the deal value assumed by Magstar of $279,589,828 for AIM and were based on December 31, 2019 financial results of AIM.
Implied Value for AIM Based On:	Price-to-Tangible Common Book Value Multiple	Price-to-LTM Earnings Multiple	Premium-to-Core Deposits Multiple
Total Deal Value	209%	13.4x	10.8%
Precedent Transactions Regional Group:
Median	183%	16.0x	10.7%
Minimum	137%	9.6x	5.2%
Maximum	297%	19.4x	28.0%
Precedent Transactions Nationwide Group:
Median	174%	15.7x	9.4%
Minimum	145%	12.5x	7.0%
Maximum	243%	23.3x	12.9%
Using publicly available information, Magstar compared the financial performance of AIM with that of the median of the precedent transactions from both the Regional and Nationwide Groups. The performance highlights are based on December 31, 2019 financial results of AIM.
	Tangible Equity/ Tangible Assets	Core Deposits	LTM ROAA(1)	LTM ROAE(2)	Efficiency Ratio	NPAs/ Assets(3)	LLR/ NPLs(4)
AIM	7.64%	87.4%	1.31%	14.30%	54.5%	0.13%	563.5%
Precedent Transactions Regional Group:
Median	10.15%	81.7%	1.17%	11.77%	62.2%	0.84%	120.2%
Precedent Transactions Nationwide Group:
Median	9.36%	84.2%	1.00%	9.94%	62.3%	0.75%	187.0%
(1)	Last 12 months return on average assets.
(2)	Last 12 months return on average equity.
(3)	Non-performing assets as a percent of total assets.
(4)	Allowance for loan and lease losses as a percentage of non-performing loans.
No company or transaction used as a comparison in the above transaction analyses is identical to AIM, and no transaction was consummated on terms identical to the terms of the merger agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies. The resulting median values of the Precedent Transactions Regional Group using the median values indicated an implied aggregate valuation ranging between $244.4 million and $334.6 million compared to the estimated deal value of $279.6 million. The resulting median values of the Precedent Transactions Nationwide Group using the median values indicated an implied aggregate valuation ranging between $232.4 million and $327.8 million compared to the estimated deal value of $279.6 million.
Income Approach – Discounted Cash Flow Analysis. Taking into account various factors including, but not limited to, AIM's recent performance, the current banking environment and the local economy in which AIM operates, Magstar determined, in consultation with and based on information provided by management of AIM, earnings estimates for AIM over a forward looking five year period, and AIM management developed the forward-looking projections and key assumptions, which formed the basis for the discounted cash flow analyses. The resulting projected net income numbers used for the analysis were $24.8 million for 2020, $26.6 million for 2021, $28.0 million for 2022, $29.5 million for 2023, $31.1 million for 2024, and $32.7 million for 2025.
To determine present values of AIM based on these projections, Magstar utilized three discounted cash flow models, each of which capitalized terminal values using a different methodology: (a) Perpetuity Model (“DCF

Present Value of Future Free Cash Flow”); (b) Terminal Price/Earnings Multiple (“DCF Terminal P/E Multiple”); and (c) Terminal Price/Tangible Book Value Multiple (“DCF Terminal P/TBV Multiple”).
In the DCF Present Value of Future Free Cash Flow analysis, a perpetuity model was used assuming AIM's assets increase perpetually at an annual growth rate of 2.0%. The terminal value was then calculated assuming a range of discount rates between 11.0% and 15.0%, with a midpoint of 13.0%. The resulting aggregate values of AIM's present value of future free cash flows ranged between $235.8 million and $335.8 million, with a midpoint of $279.5 million.
In the DCF Terminal P/E Multiple analysis, an estimated value of AIM's common stock was calculated based on the present value of AIM's after-tax net income based on AIM management's forward-looking projections. Magstar utilized a terminal value at the end of 2025 by applying a range of price-to-earnings multiples of 13.7x to 17.7x, with a midpoint of 15.7x, which is based around the median price-to-earnings multiple derived from transactions in the Nationwide Group. The present value of AIM's projected dividends, plus the terminal value was then calculated assuming a range of discount rates between 11.0% and 15.0%, with a midpoint of 13.0%. This range of discount rates was chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of AIM's common stock. The resulting aggregate values of AIM's common stock of the DCF Terminal P/E Multiple ranged between $237.8 million and $288.9 million, with a midpoint of $261.9 million.
In the DCF Terminal P/TBV Multiple analysis, the same earnings estimates and projected net income were used as in the preceding DCF Terminal P/E Multiple analysis, however, in arriving at the terminal value at the end of 2025, Magstar applied a range of price-to-tangible book value multiples of 1.64x to 1.84x with the midpoint being 1.74x, which is based around the median price-to-tangible book value multiple derived from transactions in the Nationwide Group. The present value of projected dividends, plus the terminal value, was then calculated assuming a range of discount rates between 11.0% and 15.0%, with a midpoint of 13.0%. The resulting aggregate values of AIM's common stock of the DCF Terminal P/TBV Multiple ranged between $252.4 million and $306.6 million, with a midpoint of $278.0 million.
These analyses and their underlying assumptions yielded a range of implied multiple values for AIM, which are outlined in the table below:
Implied Value for AIM Based On:	Price-to-Tangible Common Book Value Multiple	Price-to-LTM Earnings Multiple	Premium-to-Core Deposits Multiple
Total Deal Value	209%	13.4x	10.8%
DCF Analysis – Perpetuity Model
Midpoint	209%	13.4x	10.8%
DCF Analysis – Terminal P/E Multiple
Midpoint	196%	12.5x	9.5%
DCF Analysis – Terminal P/TBV Multiple
Midpoint	208%	13.3x	10.7%
Magstar noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, projected dividend payouts, terminal values and discount rates. Magstar's analysis does not purport to be indicative of the actual values or expected values of AIM's common stock.
Heartland Comparable Companies Analysis. Magstar used publicly available information to compare selected financial and trading information for Heartland and a group of 11 publicly-traded financial institutions selected by Magstar which was based on publicly-traded banks in the United States with total assets between $10.0 billion and $15.0 billion, LTM ROAA between than 1.0% and 1.5%, and traded on a major exchange. The following publicly-traded financial institutions comprised the comparable peer group:
Independent Bank Group, Inc.	United Community Banks, Inc.
First Interstate BancSystem, Inc.	Great Western Bancorp, Inc.
First Financial Bancorp	Banner Corporation
Columbia Banking System, Inc.	TowneBank
Trustmark Corporation	Pacific Premier Bancorp, Inc.
Renasant Corporation

The analysis compared publicly available financial and market trading information for Heartland and the data for the 11 financial institutions identified above as of and for the most recent twelve-month period which was publicly available. The table below compares the data for Heartland and the median data for the 11 financial institutions identified above, with pricing data as of February 7, 2020:
	Market Cap ($M)	Price/ Tangible Book Value	Price/ LTM EPS	Price/ 2020E EPS	Dividend Yield	YTD/Price Change	One Year Total Return
Heartland	$1,826	168%	12.0x	12.2x	1.61%	0.0%	5.3%
Comparable Companies:
Median	$2,067	176%	12.4x	12.7x	2.86%	(6.7)%	1.3%
Heartland fell within the range of pricing metrics of comparable companies. No company used as a comparison in the above analyses is identical to Heartland. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.
AIM Comparable Companies Analysis. Magstar compared selected financial information and the deal value of AIM to selected publicly available financial and trading information for a group of 10 publicly-traded financial institutions selected by Magstar which was based on publicly-traded banks in the Southwest United States with total assets between $1.0 billion and $5.0 billion, LTM ROAA between 0.5% and 1.5%, and traded on a major exchange. The following publicly-traded financial institutions comprised the comparable peer group:
Allegiance Bancshares, Inc.	Home Bancorp, Inc.
CBTX, Inc.	Investar Holding Corporation
South Plains Financial, Inc.	First Guaranty Bancshares, Inc.
Guaranty Bancshares, Inc.	Red River Bancshares, Inc.
Business First Bancshares, Inc.	First Western Financial, Inc.
The analysis compared selected financial information and the deal value of AIM to the selected publicly available financial and market trading information for the 10 financial institutions identified above as of and for the most recent twelve-month period which was publicly available. The table below compares the data for AIM and the median data for the 10 financial institutions identified above, with pricing data as of February 7, 2020:
	Market Cap ($M)	Price/ Tangible Book Value	Price/ LTM EPS	Price/ 2020E EPS	Dividend Yield	YTD/Price Change	One Year Total Return
Deal Value	$280	209%	13.4x	N/A	N/A	N/A	N/A
Comparable Companies:
Median	$351	141%	14.4x	12.3x	1.45%	(2.6)%	5.9%
The estimated deal value to AIM fell within the range of pricing metrics of comparable companies. No company used as a comparison in the above analyses is identical to AIM. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.
Accretion / Dilution Analysis. Magstar performed pro forma merger analyses that combined projected income statement and balance sheet information of AIM and Heartland. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Heartland. In the course of this analysis, Magstar used the median S&P CapIQ mean consensus estimates for earnings estimates for Heartland for the years ending December 31, 2020 and December 31, 2021 and used earnings estimates provided by AIM's management for AIM for the years ending December 31, 2020 and December 31, 2021. This analysis indicated that the merger is expected to be dilutive to Heartland's consensus estimated earnings per share in 2020 and accretive to Heartland's estimated earnings per share in 2021. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Heartland in 2020 and 2021 and that Heartland would maintain capital ratios in excess of those required for Heartland to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by AIM and Heartland prior to and following the merger will vary from the projected results, and the variations may be material.
Other Factors and Analyses. Magstar took into consideration various other factors and analyses, including but not limited to: current market environment; merger and acquisition environment; movements in the common stock valuations of selected publicly-traded banking companies; and movements in the S&P 500 Index.
Magstar's Relationship. AIM engaged Hillworth and Magstar on February 28, 2019 to serve collectively as AIM's exclusive financial advisor in connection with the proposed merger and to issue a fairness opinion to AIM's board of directors in connection with the proposed merger. AIM understands that Hillworth is an advisory services firm that provides services that do not require it to register as a broker-dealer with the Financial Industry Regulatory Authority (“FINRA”), the SEC or U.S. state regulators. Any services in connection with this merger that were required to be performed by or through a registered broker-dealer were performed by Magstar (Member FINRA/SIPC), through the employees of Magstar and employees of Hillworth that are registered representatives of Magstar.
Pursuant to the terms of the engagement agreement, at the time the merger is completed, AIM will pay Magstar a completion fee of 1.0% of the aggregate purchase consideration in the merger, which payment is contingent upon the completion of the merger. Magstar received a $250,000 fee upon rendering its fairness opinion to the AIM board of directors, which opinion fee will be credited in full toward the completion fee that will become payable to Magstar at the time the merger is completed. Pursuant to the engagement agreement, in addition to its fees and regardless of whether the merger is consummated, AIM has agreed to reimburse Magstar for certain reasonable out-of-pocket expenses incurred by Magstar in performing its services and to indemnify Magstar and its affiliates against certain claims, losses and expenses arising out of the merger or Magstar's engagement.
In the two years preceding the date of its opinion, Hillworth and Magstar provided certain financial advisory services to AIM and received customary compensation for such services. Affiliates and employees of Hilworth hold investments in AIM, which has been disclosed to AIM. Magstar or its affiliates, as well as Hillworth (whose principals are registered with Magstar) may presently or in the future seek or receive compensation from AIM or Heartland in connection with future transactions, or in connection with potential advisory services and corporate transactions, although to Magstar’s knowledge none are expected at this time. Except for the foregoing, during the two years preceding the date of this opinion there have not been, and there currently are no mutual understandings contemplating in the future, any material relationships between Magstar and AIM or Heartland.
Conclusion. Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor, analysis or comparison, Magstar determined that, subject to the review, assumptions and limitations set forth in the opinion, the merger consideration to be paid in connection with the merger is fair from a financial point of view to AIM’s shareholders. Each shareholder is encouraged to read Magstar’s fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix C to this proxy statement/prospectus.
Certain Unaudited Prospective Financial Information of AIM
AIM does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, AIM is including in this document certain unaudited prospective financial information that was made available to AIM's financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of AIM, Magstar or Heartland or any of their respective representatives considered, or now considers, the information to be necessarily predictive of actual future results.
This information, which was prepared by management of AIM, was prepared solely for internal use and is subjective in many respects. The unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to the business of AIM, all of which are difficult to predict and many of which are beyond the control of AIM. The unaudited prospective financial information reflects assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. AIM can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, because the unaudited prospective financial information covers multiple years, the information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to the business of AIM, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or policies. For other factors that could cause actual results to differ, see the sections titled “Risk Factors” and “Forward-Looking Statements.”
The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of AIM. Neither AIM's independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information shown below, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. AIM can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the reorganization agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. AIM does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Heartland or AIM, as applicable, of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the impact of negotiating or executing the reorganization agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the reorganization agreement having been executed, or the effect on either AIM or Heartland, as applicable, of any business or strategic decisions or actions that would likely have been taken if the reorganization agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Heartland or AIM, as applicable, of any possible failure of the merger to occur. None of Heartland, AIM or Magstar or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of AIM or Heartland, or any other person, regarding AIM's actual performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information should not be deemed an admission or representation by AIM or Heartland that it is viewed as material information of AIM, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was made available to AIM's financial advisor in connection with the merger.
In light of the foregoing, and considering that the annual meeting of shareholders of AIM will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders of AIM are cautioned not to place unwarranted reliance on such information in connection with their consideration of the merger.

The following table presents selected unaudited prospective financial data of AIM for the years ending December 31, 2020, 2021 and 2022:
	Projected Years Ending
(dollars in millions)	December 31, 2020	December 31, 2021	December 31, 2022
Income Statement Highlights
Net Interest Income	$68.294	$72.199	$75.806
Provision for Loan Losses	1.800	.945	.973
Total Noninterest Income	13.907	14.151	14.816
Total Noninterest Expense	49.038	51.759	54.192
Net Income before Taxes	31.363	33.646	35.457
Tax Provision	6.586	7.066	7.446
Effective Tax Rate	21.0%	21.0%	21.0%
Net Income	$24.777	$26.581	$28.011
Preferred Stock Dividend	—	—	—
Net Income Available for to Holders of AIM Common Stock	$24.777	$26.581	$28.011
Heartland's Reasons for the Merger
As part of Heartland's business strategy, Heartland regularly evaluates opportunities to acquire bank holding companies, banks and other financial institutions. In reaching its conclusion to adopt and approve the merger agreement, Heartland's board of directors evaluated the merger in consultation with Heartland's financial and legal advisors.
Heartland's board of directors approved the merger because:
•	the merger will add new markets for Heartland's banking operations in Texas and increase Heartland's presence in Northeastern New Mexico;
•
after completion of the merger, the scale of Heartland's banking operations in West Texas will be more than doubled, and the bank resulting from merger of AimBank and FB&T will have more than $2.8 billion in assets, which will be Heartland's largest bank subsidiary;

•	the profitability of Heartland's banking operations in West Texas and New Mexico should improve due to cost savings resulting from synergies created by the merger;
•	AimBank is a profitable bank well positioned to achieve additional organic growth and growth through acquisitions;
•
following the merger, Heartland expects that it will be able to retain local management of its Texas and New Mexico banking operations by keeping many of the executive officers, directors and customer relationship management personnel of AimBank, FB&T and NMB&T in place;

•	the addition of AimBank's operations to the operations of Heartland's current state bank subsidiaries is strategically attractive and has compelling financial metrics;
•
Heartland believes the acquisition of AimBank has low execution risk, particularly in view of anticipated minimal disruption to FB&T's and NMB&T's existing operations and Heartland's history of successfully executing acquisitions and integrating acquired banks;

•	Heartland and AIM complement each other because of similar community banking business models, a common focus on customer service, compatible cultures and management and operating styles that are akin;
•	the merger offers the potential for Heartland to increase the services provided to AimBank customers;
•
the merger adds a seasoned management team, including Scott L. Wade, Chairman of the Board, Chief Executive Officer and a Director of AIM and AimBank, and Jeremy Ferrell, Secretary, Treasurer and a Director of AIM and AimBank;

•
Stephens, Heartland's financial advisor, provided the Heartland board with financial analyses relating to the merger and delivered an opinion, dated February 10, 2020, to the board to the effect that, as of February 10, 2020, and subject to the assumptions, limitations and qualifications set forth in the opinion, the merger consideration was fair, from a financial point of view, to Heartland;

•
the merger extends the geographic diversity of Heartland's operations, and is consistent with Heartland's objective of balancing its exposure to economic upswings and downturns in the different geographic markets it serves;

•	the merger is expected to be accretive to Heartland's GAAP earnings per share during the 12 months following completion of the merger; and
•	the merger is expected to enhance Heartland's long-term stockholder value.
Interests of AIM's Directors and Executive Officers in the Merger
In considering the recommendation of the AIM board of directors to approve and adopt the merger agreement, you should be aware that AIM's directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of AIM shareholders generally. These financial interests are described below. The AIM board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.
Treatment of AIM Stock Options. The merger agreement provides that, at the effective time of the merger, each AIM stock option outstanding and unexercised immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive a cash payment equal to the product of (a) the number of shares of AIM common stock subject to such AIM stock option, and (b) the excess of (i) an amount determined by (A) multiplying 207.0 by the volume-weighted average trading prices for the Heartland common stock for each of the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding the fifth business day preceding the closing date, rounded to three decimal places, as quoted on the NASDAQ Global Select Market on such trading day plus (B) $685.00 (subject to adjustment as described below), less (ii) the exercise price per share of such AIM stock option (the amount determined by the foregoing formula, the “option consideration”), minus any applicable taxes required to be withheld. If the option consideration for any AIM stock option is a negative number, the holder of the stock option will not be entitled to any such cash payment.
Wade Employment Agreement. Heartland, FB&T, AIM and AimBank have executed an employment agreement with Mr. Scott Wade that will become effective upon completion of the merger (the “Wade employment agreement”). The Wade employment agreement provides that Mr. Wade will serve as the President of the South Division of FB&T, reporting to the Chief Executive Officer of FB&T, and as the vice chairman of the board of directors of FB&T. The Wade employment agreement provides for an initial term of three years. Pursuant to the Wade employment agreement, if Mr. Wade continues to be employed by FB&T after the initial three-year term, he will do so as an at-will employee and not pursuant to the Wade employment agreement, unless otherwise agreed to by the parties to the agreement. The Wade employment agreement provides for a base salary of $300,000 per year, a one-time signing bonus of $100,000, an annual retention bonus of $50,000 for the first three years of employment, an annual cash incentive bonus targeted at 45% of his base salary, and annual grants of Heartland restricted stock units having a fair market value on the date of grant of up to 35% of his annual base salary. Mr. Wade will also be subject to certain ongoing confidentiality, noncompetition and nonsolicitation obligations. If Mr. Wade's employment is terminated by Heartland or FB&T without cause (as defined in the Wade employment agreement), subject to execution of a general release of claims, he will be entitled to receive (a) salary and benefits through though the date of termination and (b) his base salary for the remainder of the initial three-year term of the Wade employment agreement.
Ferrell Employment Agreement. Heartland, FB&T, AIM and AimBank have executed an employment agreement with Mr. Jeremy Ferrell that will become effective upon completion of the merger (the “Ferrell employment agreement”). The Ferrell employment agreement provides that Mr. Ferrell will serve as Chief Integration Officer of FB&T, reporting to the Chief Executive Officer of FB&T, and as an advisory member of the board of directors of FB&T. The Ferrell employment agreement provides for an initial term of three years. Except as otherwise agreed, if Mr. Ferrell continues to be employed by FB&T after the initial three-year term, he will do so as an at-will employee and not pursuant to the Ferrell employment agreement. The Ferrell employment agreement provides for a base salary of $285,000 per year, a one-time signing bonus of $100,000, an annual retention bonus of $50,000 for the first three years of employment, an annual cash incentive bonus targeted at 45% of his base salary and annual grants of Heartland restricted stock units having a fair market value on the date of grant of up to 35% of his annual base salary. Mr. Ferrell will also be subject to certain ongoing confidentiality, noncompetition and nonsolicitation obligations. If Mr. Ferrell's employment is terminated by Heartland or FB&T without cause (as defined in the Ferrell employment agreement), subject to execution of a general release of claims, he will be entitled to received (a) salary and benefits through though the date of termination and (b) his base salary for the remainder of the initial three-year term of the Ferrell agreement.
Deferred Compensation Payments. In connection with the closing of the merger, AIM will terminate certain outstanding deferred compensation agreements, salary continuation agreements and additional compensation agreements and pay the amounts accelerated thereunder to the applicable beneficiaries of those agreements, which include certain executive officers of AIM, including Jeremy Ferrell, Scott L. Wade and Kenneth D. Willmon.
Retention Agreements. The merger agreement provides that AIM will use commercially reasonable efforts to cause certain senior executives of AimBank to execute retention agreements, providing for, among other things, (a) payments to be made to such senior executives if they remain in the employment of FB&T for the periods specified therein, and (b) the termination of any existing compensation agreements currently in effect with such senior executives.
Appointment of AimBank Directors to FB&T Board of Directors. The bank merger agreement provides that at or immediately following the effective time of the merger, at least four members of AimBank's board of directors will be appointed to FB&T's board of directors, one of whom will be Scott L. Wade, Chairman of the Board and Chief Executive Officer of AIM and AimBank.
Indemnification and Insurance of Directors and Officers. From and following the effective time, the current and former directors and officers of AIM will be entitled to indemnification from Heartland to the same extent and subject to the conditions set forth in the certificate of formation and bylaws of AIM or as required by law. Heartland has also agreed to maintain in effect for a period of six years following the effective time of the merger the directors' and officers' liability insurance policy currently maintained by AIM or to provide a policy with comparable or higher coverage, provided that, to obtain such insurance coverage, Heartland is not obligated to expend more than 200% of the annual cost currently expended by AIM for such insurance. Any indemnification provided to current and former officers and directors of AIM is only to the extent such indemnification is permitted by any applicable federal or state laws.
Employee Matters. Certain key employees of AimBank with important customer relationship responsibilities have entered into employment agreements with FB&T, Heartland, AimBank and AIM that will become effective upon completion of the merger (the “key employee employment agreements”). The key employee employment agreements supersede all existing compensation agreements among the key employees, AIM and AimBank. Under the key employee employment agreements, the key employees receive a base salary and signing and retention bonuses and are eligible to receive cash incentive bonuses. The key employee are subject to confidentiality, noncompetition and employee nonsolicitation agreements provided for in the key employee employment agreements.
Each person who is an employee of AIM or any of its subsidiaries as of the effective time of the merger will (a) become an employee of Heartland or FB&T, and (b) be eligible to participate in the health, vacation, and other non-equity based employee benefit plans of Heartland or its subsidiaries. With respect to any group health plan, Heartland will waive or cause to be waived any eligibility waiting periods or pre-existing condition limitations or similar limitations and credit each continuing employee for any co-payments or deductibles paid prior to the transfer to a Heartland group health plan in satisfying applicable deductible and annual out-of-pocket expense requirements under any Heartland such group health plan.
Continuing employees will receive prior service credit under Heartland's employee benefit plans for purposes of eligibility, vesting and level of benefits, provided that such recognition of service will not (a) operate to duplicate any benefits with respect to the same period of service or (b) apply if such service was not recognized under the corresponding AIM benefit plan.

Each employee of AIM or its subsidiaries whose employment is terminated without cause following the closing date of the merger will be offered severance benefits approximately equivalent to one week of base compensation for each full year of service to AIM (or its subsidiaries) with a minimum of two and a maximum of 12 weeks of severance pay, on terms and conditions to be established in the sole discretion of Heartland.

REGULATORY MATTERS AND TAX CONSEQUENCES AND ACCOUNTING TREATMENT OF THE MERGER
Regulatory Matters
Heartland and AIM have agreed to use all commercially reasonable efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. Heartland is required to file an application with the FRB for approval to acquire AIM pursuant to the Bank Holding Act of 1956 (or obtain a waiver of such approval). FB&T must obtain approval from the FDIC to acquire AimBank under the Bank Merger Act and from the Texas Department of Banking (the “TDB”). FB&T and NMB&T also are required to obtain the approval of the FDIC, the TDB and the NMFID to transfer the assets and liabilities of AimBank's New Mexico branches to NMB&T. Heartland and AIM intend to complete the filing of applications (or waiver requests) with respect to these required regulatory approvals from the FRB, the FDIC, the TDB and the NFID shortly after the date of this proxy statement/prospectus.
A transaction approved pursuant to the Bank Holding Company Act of 1956 may not be completed until 30 days after approval is received. During which time, the Antitrust Division of the U.S. Department of Justice may challenge such transaction. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically orders otherwise. With the consent of the Antitrust Division, the waiting period may be reduced to no less than 15 days.
Heartland and AIM are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional government approvals or actions are required, those approvals or actions will be sought.
Heartland and AIM believe that neither the merger of AIM with and into Heartland nor the merger of AimBank with and into FB&T raises significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that could reasonably be expected to have a material adverse effect on AIM, AimBank, FB&T or Heartland. However, there can be no assurance that all of the regulatory approvals described above will be obtained, and, if obtained, that the approvals will be received on a timely basis or that there will not be any litigation challenging such approvals. Likewise, no assurance can be provided that the Antitrust Division of the U.S. Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds. If such a challenge is made, the result of the challenge cannot be predicted.
Material U.S. Federal Income Tax Consequences of the Merger
Introduction. The following discussion describes the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) that exchange their shares of AIM common stock for Heartland common stock and cash in the merger.
This discussion is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this proxy statement/prospectus. The legal authority on which this discussion is based is subject to change at any time, possibly with retroactive effect, and all of the federal tax consequences of the merger are subject to differing interpretations. No advance ruling has been or will be sought or obtained from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth herein.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of AIM common stock that is for U.S. federal income tax purposes:
•	a United States citizen or resident alien;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust was in existence on August 20, 1996 and has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of AIM common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of AIM common stock, and any owners of such an entity or arrangement, should consult their own tax advisors regarding the tax consequences of the merger in light of their specific circumstances.
This discussion does not address any tax consequences of the merger to persons who are not U.S. Holders. This discussion assumes that U.S. Holders hold their AIM common stock as capital assets within the meaning of Section 1221 of the Code (generally, as property held for investment). This discussion does not address any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this discussion does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders in light of their particular circumstances, or U.S. Holders that are subject to special rules under the Code, such as holders of AIM common stock that are pass-through entities or trusts, persons who acquired shares of AIM common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the U.S. federal alternative minimum tax or net investment income tax, persons required to accelerate the recognition of any item of gross income in connection with the merger as a result of recognition of such income on an applicable financial statement, tax-exempt organizations, banks and other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that have elected to apply a mark-to-market method of accounting, persons having a “functional currency” other than the U.S. dollar, U.S. expatriates, persons who acquired their AIM common stock through the conversion of a debt instrument and persons holding their AIM common stock as part of a straddle, hedging, constructive sale, conversion transaction or other integrated investment.
U.S. Holders should consult with their own tax advisors regarding the specific tax consequences of the merger in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in the U.S. federal or other tax laws.
Tax Classification of the Merger. The merger is intended to qualify as a reorganization under Section 368(a) of the Code. The obligations of AIM to complete the merger are subject to (among other conditions, as described in this proxy statement/prospectus and the merger agreement) the receipt of the opinion of Fenimore, Kay, Harrison & Ford, LLP (“FKHF”), counsel to AIM, that the merger will qualify as a “reorganization” under Section 368(a) of the Code. AIM does not currently intend to waive this opinion condition to its obligations to complete the merger.
In rendering its opinion, FKHF will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and on representations and covenants made by AIM and Heartland, including those contained in representation letters of officers of AIM and Heartland. If any of these assumptions or representations is incomplete or inaccurate in any way, or any of these covenants is not satisfied, the tax consequences of the merger could be materially different from what is described herein. An opinion of counsel represents counsel's best legal judgment and is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position.

Exchange of AIM Common Stock for Heartland Common Stock. Based on and subject to the foregoing, provided that, in accordance with the opinion described above, the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the merger to U.S. Holders are as follows:
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A U.S. Holder will recognize gain, but not loss, in an amount equal to the lesser of (a) the amount of cash received, excluding any cash received in lieu of a fractional share of Heartland common stock (the tax treatment of which is discussed below), and (b) the excess, if any, of (i) the sum of the amount of such cash and the fair market value of the Heartland common stock received over (ii) the U.S. Holder's adjusted tax basis in the shares of AIM common stock surrendered.

•
Any gain recognized generally will be capital gain, and will be long-term capital gain if, as of the effective date of the merger, the shares of AIM common stock were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Code (as discussed below), in which case such gain will be treated as dividend income to the extent of the U.S. Holder's ratable share of AIM's current and accumulated earnings and profits as calculated for U.S. federal income tax purposes

•
In general, the determination of whether any gain recognized will be treated as capital gain or a dividend distribution will depend on whether, and to what extent, the merger reduces the U.S. Holder's deemed percentage stock ownership in Heartland, taking into account certain constructive ownership rules. The IRS has indicated in rulings that any reduction in the interest of a stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon a U.S. Holder's particular circumstances, including the application of constructive ownership rules, U.S. Holders should consult their tax advisors regarding this possibility.

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A U.S. Holder generally will have an aggregate tax basis in the shares of Heartland common stock received by the U.S. Holder in the merger (including any fractional share of Heartland common stock deemed received and redeemed for cash, as discussed below) equal to the U.S. Holder's aggregate adjusted tax basis in the shares of AIM common stock surrendered, reduced by the amount of cash received (other than cash received in lieu of a fractional share of Heartland common stock), and increased by the amount of any gain recognized or amount treated as a dividend by the U.S. Holder (excluding any gain recognized with respect to cash received in lieu of a fractional share of Heartland common stock).

•
The holding period of the shares of Heartland common stock received by a U.S. Holder in the merger (including any fractional share of Heartland common stock deemed received and redeemed for cash, as discussed below) will include the holding period of the shares of AIM common stock surrendered.

If a U.S. Holder exchanges more than one “block” of shares of AIM common stock (that is, groups of shares that the U.S. Holder acquired at different times or at different prices), the U.S. Holder must calculate gain, adjusted tax basis and holding period separately as to each block of shares. Any such U.S. Holder should consult with his, her or its own tax advisors regarding the manner in which shares of Heartland common stock and cash received in the merger should be allocated among different blocks of shares of AIM common stock for purposes of determining recognized gain and the tax bases and holding periods of the particular shares of Heartland common stock received in the merger.
Cash in lieu of Fractional Shares. To the extent that a U.S. Holder receives cash in lieu of a fractional share of Heartland common stock, the U.S. Holder will be deemed to have received that fractional share in the merger and then to have received the cash in redemption of that fractional share by Heartland. The U.S. Holder generally will recognize gain or loss equal to the difference between the cash received and the portion of the U.S. Holder's adjusted tax basis in the shares of AIM common stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of AIM common stock is more than one year as of the date of the merger, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Code (as discussed above). The deductibility of capital losses is subject to limitations.

Backup Withholding. Backup withholding at the applicable rate may, under certain circumstances, apply unless a U.S. Holder (a) is a corporation or is within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide his, her or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the U.S. Holder furnishes certain required information to the IRS.
Reporting Requirements. A U.S. Holder will be required to retain records pertaining to the merger and will be required to file with such U.S. Holder's U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. In addition, each U.S. Holder who is a “significant holder” that receives Heartland common stock in the merger will be required to file a statement with his, her or its U.S. federal income tax return setting forth his, her or its adjusted tax basis in the AIM common stock surrendered and the fair market value of the Heartland common stock received in the merger. A “significant holder” is a holder of AIM common stock who, immediately before the merger, owned at least one percent (by vote or value) of the outstanding shares of AIM common stock or owned AIM securities with an adjusted tax basis of $1,000,000 or more.
TAX MATTERS REGARDING THE MERGER ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ANY PARTICULAR AIM SHAREHOLDER WILL DEPEND ON THAT SHAREHOLDER'S PARTICULAR SITUATION. AIM SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS TO THEM.
Accounting Treatment
The merger of AIM into Heartland will be accounted for under the acquisition method of accounting by Heartland, as that term is used under GAAP, for accounting and financial reporting purposes. As a result, the historical financial statements of Heartland will continue to be the historical financial statements of Heartland following the completion of the merger. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of AIM as of the effective time of the merger will be recorded at their respective fair values and added to the assets and liabilities of Heartland. Any excess of the aggregate merger consideration over the net fair values of AIM assets and liabilities is recorded as goodwill (i.e., excess purchase price). Financial statements of Heartland issued after the merger will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of AIM. The results of operations of AIM will be included in the results of operations of Heartland beginning on the effective date of the merger.
Board of Directors and Management of Heartland Following Completion of the Merger
The composition of Heartland's board of directors and its senior management will not be changed as a result of the merger. Information about the current Heartland directors and executive officers can be found in Heartland's proxy statement dated April 6, 2020 for its 2020 Annual Meeting of Shareholders. See the section of this proxy statement/prospectus titled “Where You Can Find More Information.”

DISSENTERS’ RIGHTS OF AIM SHAREHOLDERS
General. If you hold one or more shares of AIM common stock, you have the right to dissent from the merger and have the appraised fair value of your shares of AIM common stock paid to you in cash. The ultimate amount that a dissenting shareholder receives in an appraisal proceeding may be less than, equal to or more than the amount he or she would have received under the merger agreement. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Chapter 10, Subchapter H of the TBOC, which are attached as Appendix B to this proxy statement/prospectus, and consult with your legal counsel before electing or attempting to exercise these rights. The following summary describes the steps you must take if you want to exercise your right to dissent. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 10, Subchapter H of the TBOC. You should read this summary and the full text of the law carefully.
How to Exercise and Perfect Your Right to Dissent. To be eligible to exercise your right to dissent to the merger:
•
prior to the annual meeting, you must deliver to AIM written notice of your objection to the merger that (a) states that you will exercise your right to dissent if the merger proposal is approved and the merger is completed and (b) provides an address to which AIM may send a notice to you if the merger is completed;

•	you must vote your shares of AIM common stock “AGAINST” the merger proposal, either by proxy or in person, at the annual meeting;
•
you must provide to AIM, not later than the 20th day after AIM sends you notice that the merger was completed, your written demand for payment that states (a) the number of shares of AIM common stock you own, (b) your estimate of the fair value of such AIM common stock and (c) an address to which a notice relating to the dissent and appraisal procedures may be sent to you;

•
you must submit to AIM, not later than the 20th day after you deliver to AIM your written demand for payment described in the preceding bullet point, (a) if your shares are certificated, your certificates representing the shares, or (b) if your shares are uncertificated, signed assignments of the ownership interests in the shares; and

•	you must continuously hold your shares of AIM common stock from the record date through the completion of the merger.
If you intend to dissent from the merger, you must send written notice to AIM's Secretary at:
AIM Bancshares, Inc.
110 College Avenue
Levelland, Texas 79336
Attention: Jeremy Ferrell
If you fail to vote your shares of AIM common stock at the annual meeting against the merger proposal, or otherwise fail to comply with any of these conditions and the merger is completed, you will lose your right to dissent from the merger and will instead receive the per share merger consideration. If you comply with the items set forth in the first two bullet points above and the merger is completed, AIM will send you a written notice advising you that the merger has been completed. AIM must deliver this notice to you within 10 days after the merger is completed. A proxy card which is signed and does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal, will constitute a waiver of your dissenters' rights, and will nullify any previous written demand for appraisal.
Your Demand for Payment and Delivery of Share Certificates. If you wish to dissent from the merger and receive the fair value of your shares of AIM common stock in cash, you must, within 20 days after the date the notice of completion of the merger was delivered or mailed to you by AIM, send a written demand to AIM for payment of the fair value of your shares of AIM common stock that complies with the applicable statutory requirements. The fair value of your shares of AIM common stock will be the value of the shares on the day immediately preceding the date of completion of the merger, excluding any appreciation or depreciation in anticipation of the merger. Additionally, within 20 days after the date on which your written demand for payment of the fair value of your shares of AIM common stock is delivered to AIM, you must submit to

AIM any certificates representing your shares for purposes of making a notation on such certificates that a demand for payment of fair value for your shares has been made under Chapter 10, Subchapter H of the TBOC. All such certificates must be submitted to AIM at the address below. Your written demand and any notices to AIM must be sent to AIM's Secretary at:
AIM Bancshares, Inc.
110 College Avenue
Levelland, Texas 79336
Attention: Jeremy Ferrell
Your written demand must state how many shares of AIM common stock you own and your estimate of the fair value of your shares of AIM common stock. If you fail to send your written demand to AIM within 20 days after the date the notice of completion of the merger was delivered or mailed to you by AIM, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of AIM common stock. Instead, you will receive the per share merger consideration. The failure to submit your share certificates will have the effect, at the option of AIM, of terminating your rights of dissent and appraisal unless a court, for good cause shown, directs otherwise.
Actions of AIM Upon Receipt of Your Demand for Payment. Within 20 days after AIM receives your demand for payment and your estimate of the fair value of your shares of AIM common stock, AIM must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.
If AIM's written notice accepts your estimate, AIM will pay the amount of your estimate of fair value within 90 days after the merger is completed. AIM will make this payment to you only if you have surrendered the share certificates, duly endorsed for transfer to AIM, or the signed assignments of ownership in non-certificated shares, as applicable, representing your shares of AIM common stock.
If AIM's written notice does not accept your estimate, the notice will provide AIM's estimate of the fair value of your shares and an offer to pay that amount to you within 120 days after the merger is completed. To accept AIM's offer, you must provide notice of your acceptance to AIM within 90 days after the merger is completed, and your failure to do so within that 90-day period will constitute rejection by you of AIM's offer.
Payment of the Fair Value of Your Shares of AIM Common Stock Upon Agreement of an Estimate. If you and AIM reach an agreement on the fair value of your shares of AIM common stock within 90 days after the merger is completed, AIM must pay you the agreed amount within 120 days after the merger is completed, if you have surrendered to AIM the duly endorsed share certificates or the signed assignments of ownership in non-certificated shares, as applicable, representing your shares of AIM common stock.
Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled. If you and AIM have not reached an agreement as to the fair value of your shares of AIM common stock within 90 days after the merger is completed, you or AIM may, within 60 days after the expiration of that 90 day period, commence proceedings in Hockley County, Texas, asking the court to determine the fair value of your shares of AIM common stock. AIM has no obligation to file such a petition in the event there are dissenting shareholders and AIM and such dissenting shareholders are unable to reach an agreement as to the fair value of the shares. If court proceedings are initiated, the court will determine if you have complied with the dissent provisions of the TBOC and if you have become entitled to a valuation of and payment for your shares of AIM common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares. The appraisers will determine the fair value of your shares of AIM common stock and will report this value to the court. The court will consider the report, and both you and AIM may address the court about the report. The court will determine the fair value of your shares and direct AIM to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed. If any shareholder files a petition with the court requesting a finding and determination of the fair value of its shares, then within 10 days of receipt of service of such petition by AIM, AIM must file with the court a list containing the names and addresses of all shareholders who have demanded payment for fair value of their shares and with whom agreements as to the fair value of their shares have not been reached by AIM.
Rights as a Shareholder. If you have made a written demand on AIM for payment of the fair value of your shares of AIM common stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder except the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the merger, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares or money damages with respect to the merger.
Withdrawal of Demand. If you have made a written demand on AIM for payment of the fair value of your AIM common stock, you may unilaterally withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. However, if either payment of the fair value of your AIM common stock has been made by AIM or a petition has been filed with a court for determination of the fair value of your shares, you may not withdraw your demand on AIM for payment of fair value without AIM's consent. If you withdraw your demand, your rights to dissent are terminated, or you are otherwise unsuccessful in asserting your dissenters' rights, you will be bound by the terms of the merger and your status as a shareholder will be restored without prejudice to any corporate proceedings, dividends or distributions which may have occurred during the interim.
One condition to Heartland's obligation to complete the merger is that the total number of dissenting shares cannot be more than 7.5% of the number of outstanding shares of AIM common stock.

THE MERGER AGREEMENT
The following describes material provisions of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and which is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety.
The Merger
Pursuant to the merger agreement, and upon filing of a certificate of merger with the Secretary of State of Delaware and a certificate of merger with the Secretary of State of Texas, AIM will merge with and into Heartland, with Heartland as the surviving entity. Upon the completion of the merger, each share of AIM common stock, other than shares held by either Heartland or AIM and shares held by AIM shareholders who properly assert their dissenters' rights, will be automatically converted into the right to receive Heartland common stock and cash. AIM shareholders would receive merger consideration for each share of AIM common stock of 207.0 shares of Heartland common stock (the “stock exchange ratio”) and $685.00 in cash (the “cash exchange ratio”), subject to certain adjustments described below. Cash will be paid in lieu of any fractional shares.
In addition, holders of options to acquire shares of AIM common stock outstanding and unexercised on the closing date of the merger will receive a cash payment equal to the product of (a) the number of shares of AIM common stock subject to such AIM stock option, and (b) the excess of (i) an amount determined by (A) multiplying 207.0 by the volume-weighted average trading prices for the Heartland common stock for each of the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding the fifth business day preceding the closing date, rounded to three decimal places, as quoted on the NASDAQ Global Select Market on such trading day plus (B) $685.00 (subject to adjustment as described below), over (ii) the exercise price per share of such AIM stock option (the amount determined by the foregoing formula, the “option consideration”), less any applicable taxes required to be withheld. If the option consideration for any AIM stock option is a negative number, the holder of the stock option will not be entitled to receive any such cash payment.
Determination of Merger Consideration. The stock exchange ratio is fixed and, except as described below, will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. If the price of Heartland common stock drops below a certain level and the performance of Heartland common stock is also below a certain level of performance of the KBW NASDAQ Regional Banking Index, as described under the section titled “The Merger Agreement—Termination” in this proxy statement/prospectus, AIM may exercise a “walk-away” right to terminate the merger agreement. However, if Heartland increases, at Heartland's option, either the stock exchange ratio or cash exchange ratio used to calculate the merger consideration by exercising a “top-up” option, AIM may not terminate the merger agreement.
Alternatively, if the price of Heartland common stock increases above a certain level and the performance of Heartland common stock is also above a certain level of performance of the KBW NASDAQ Regional Banking Index, as described under the section titled “The Merger Agreement—Termination” in this proxy statement/prospectus, Heartland may exercise a “walk-away” right to terminate the merger agreement. However, if AIM agrees to a decrease, at its option, in either the stock exchange ratio or cash exchange ratio, Heartland may not terminate the merger agreement.
The cash exchange ratio is fixed, but may be adjusted in two instances. First, in the event the closing date of the merger occurs on or after June 30, 2020 and AIM's Adjusted Tangible Common Equity (as defined below) as of the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the “determination date”) is less than $145,000,000 (the “minimum equity”), then the cash component of the merger consideration will be reduced by an amount equal to the amount by which the Adjusted Tangible Common Equity is below the minimum equity. If the closing date of the merger occurs before June 30, 2020, the minimum equity will be reduced by an amount equal to the product of $70,000 multiplied by the number of calendar days from the closing date of the merger through June 30, 2020 for purposes of determining whether a downward adjustment of the cash exchange ratio will be made.

Second, if AIM's Adjusted Tangible Common Equity as of the determination date is greater than $148,000,000, the cash component of the merger consideration will be increased by an amount equal to the lesser of (a) $5,000,000 and (b) the amount by which the Adjusted Tangible Common Equity is above $148,000,000.
“Adjusted Tangible Common Equity” means an amount equal to (a) the sum of (i) the total stockholders' common equity of AIM, determined in accordance with GAAP as of the close of business on the determination date, as adjusted to reflect (x) a reasonable projection of the operations of AIM through the closing date of the merger and (ii) the AIM transaction expenses paid or accrued as of the determination date, less (b) the sum of (x) the book value of the intangible assets determined as of the close of business on the determination date as adjusted to reflect a reasonable projection of the operations of AIM through the closing date, and (y) the tax-effected amount, if any, by which the AIM transaction expenses exceed $8.5 million, and (z) the aggregate amount of cash, if any, received by AIM as payment of the exercise price of AIM stock options during the period between September 30, 2019 and the determination date.
The following table shows the differing amounts of cash and total consideration holders of AIM common stock would receive in the merger depending on the level of AIM”s Adjusted Tangible Common Equity:
Adjusted Tangible Common Equity	Total Stock Consideration (1)	Stock Consideration Per Share(1)	Total Cash Consideration	Cash Consideration Per Share	Total Consideration	Total Consideration Per Share
$ 155,000,000	$136,012,352	$5,539.32	$21,819,476	$888.63	$157,831,829	$6,427.95
154,000,000	136,012,352	5,539.32	21,819,476	888.63	157,831,829	6,427.95
153,000,000	136,012,352	5,539.32	21,819,476	888.63	157,831,829	6,427.95
152,000,000	136,012,352	5,539.32	20,819,476	847.91	156,831,829	6,387.23
151,000,000	136,012,352	5,539.32	19,819,476	807.18	155,831,829	6,346.50
150,000,000	136,012,352	5,539.32	18,819,476	766.45	154,831,829	6,305.77
149,000,000	136,012,352	5,539.32	17,819,476	725.73	153,831,829	6,265.05
148,000,000	136,012,352	5,539.32	16,819,476	685.00	152,831,829	6,224.32
147,000,000	136,012,352	5,539.32	16,819,476	685.00	152,831,829	6,224.32
146,000,000	136,012,352	5,539.32	16,819,476	685.00	152,831,829	6,224.32
145,000,000	136,012,352	5,539.32	16,819,476	685.00	152,831,829	6,224.32
144,000,000	136,012,352	5,539.32	15,819,476	644.27	151,831,829	6,183.59
143,000,000	136,012,352	5,539.32	14,819,476	603.55	150,831,829	6,142.87
(1)	Based on the closing price of a share of Heartland common stock on May 15, 2020 of $26.76 and a total of 24,553.98 shares of AIM common stock outstanding on such date.
Amount of Merger Consideration. Based on the closing price of a share of Heartland common stock as of February 10, 2020 (the last trading day before the merger agreement was executed) of $49.88 (the “initial Heartland stock price”), the aggregate merger consideration was valued at $280.4 million with (a) AIM shareholders receiving aggregate consideration of approximately $270.3 million, or $11,010.16 for each share of AIM common stock and (b) holders of AIM stock options receiving aggregate option consideration of approximately $10.0 million. Based on the price of a share of Heartland common stock as of May 15, 2020 (the last trading date before the date of this proxy statement/prospectus) of $26.76, the aggregate merger consideration was valued at $155.4 million, with (i) AIM shareholders receiving aggregate consideration of approximately $152.8 million, or $6,224.32 for each share of AIM common stock and (ii) holders of AIM stock options receiving aggregate option consideration of approximately $2.6 million. These valuations are based on the assumption that no adjustments will be made to the cash exchange ratio based on AIM's Adjusted Tangible Common Equity. As of March 31, 2020, the book value per share of AIM common stock was $6,779.50 and the tangible book value per share of AIM common stock was $5,768.47. Because the market price for shares of Heartland common stock will fluctuate and the Adjusted Tangible Common Equity of AIM may increase or decrease prior to the effective date of the merger, the value and amount, respectively, of the actual consideration you receive may be different from the amounts described above.

Fractional Shares
Heartland will not issue any fractional shares of Heartland common stock. Instead, a AIM shareholder who would otherwise receive a fraction of a share of Heartland common stock will receive an amount of cash equal to the fraction of a share of Heartland common stock to which such holder would otherwise be entitled multiplied by the closing price of Heartland common stock on the last trading day immediately preceding the closing date.
Exchange of Stock Certificates
Please do not send us your stock certificates at this time. Promptly after the completion of the merger, Heartland or its paying agent will send transmittal materials to each holder of AIM stock certificates for use in exchanging AIM stock certificates for certificates representing shares of Heartland common stock and cash. Heartland will deliver certificates or a book entry notification for Heartland common stock and a check to the holders of AIM common stock for the cash portion of the merger consideration and cash in lieu of any fractional shares once Heartland receives the properly completed transmittal materials and certificates representing such holder's shares of AIM common stock.
AIM stock certificates may be exchanged for Heartland stock certificates and cash until such time that the stock certificates would otherwise escheat to or become the property of any governmental unit or agency. At the end of that period, all unclaimed Heartland stock certificates and cash will become (to the extent permitted by abandoned property and any other applicable law) the property of Heartland.
If you do not comply with the foregoing, following the return by a paying agent, if one is appointed by Heartland, of the merger consideration held by such paying agent, you will look only to Heartland with respect to the payment of the merger consideration, any fractional shares, and unpaid dividend and distributions on Heartland common stock deliverable to you with respect to each share of AIM common stock held by you.
If your AIM stock certificate has been lost, stolen or destroyed, you may receive a Heartland stock certificate upon the making of an affidavit of that fact. Heartland or its paying agent may require you to deliver a bond in a reasonable amount as an indemnity against any claim that may be made against Heartland or its paying agent with respect to the lost, stolen or destroyed AIM stock certificate.
Neither Heartland nor Heartland's paying agent, AIM or any other person will be liable to any former holder of AIM common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
Transferability of Heartland Common Stock
The shares of Heartland common stock to be issued to former AIM shareholders will be registered by Heartland with the SEC. Accordingly, these shares of Heartland common stock will be freely transferable under applicable securities laws, except for shares issued to any former AIM shareholder who may be deemed to be an affiliate of Heartland after the merger. Heartland common stock is quoted on the NASDAQ Global Select Market under the symbol “HTLF,” and shares of Heartland common stock issued to former AIM shareholders pursuant to the merger agreement may be traded on this market.
Cancellation of AIM Stock Options
At the effective time of the merger, AIM will take or cause to be taken any and all actions as may be required to cause each AIM stock option to purchase shares of AIM common stock which is outstanding and unexercised immediately prior to the effective time to be cancelled in exchange for the right to receive from Heartland a single lump sum cash payment equal to the product of (a) the number of shares of AIM common stock subject to such AIM stock option, and (b) the excess of (i) an amount determined by (A) multiplying the stock exchange ratio (subject to adjustment as described below) by the volume-weighted average trading prices for the Heartland common stock for each of the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding the fifth business day preceding the closing date, rounded to three decimal places, as quoted on the NASDAQ Global Select Market on such trading day plus (B) the cash exchange ratio (subject to adjustment as described below), less (ii) the exercise price per share of such AIM stock option (the amount determined by the foregoing formula, the “option consideration”), less any applicable taxes required to be withheld. If the option consideration for any AIM stock option is a negative number, the holder of the stock option will not be entitled to receive any such cash payment.

Repayment of Indebtedness to InterBank
Under the terms of the merger agreement, AIM is obligated to pay the aggregate amount of the principal and outstanding interest owed to Interbank pursuant to the Amended and Restated Loan Agreement dated September 18, 2017 (as amended effective as of July 1, 2019) between AIM and Interbank. In the first quarter of 2020, AIM paid in full the principal and outstanding interest owed to Interbank, which totaled approximately $2,000,000.
Statutory Trust Securities
AIM has one wholly-owned, unconsolidated subsidiary grantor trust that was established for the purpose of issuing trust preferred securities. The trust used the net proceeds from the offering to purchase a like amount of junior subordinated debentures of AIM. As of the effective time of the merger, Heartland will assume AIM's obligations and acquire its rights related to the trust and the debentures underlying the trust securities. As of December 31, 2019, AIM had outstanding subordinated debentures with a par value of approximately $3,100,000. Notwithstanding the foregoing, Heartland, in lieu of assuming AIM's obligations related to the trust and the debentures underlying the trust securities, may, on the closing date, pay such obligations in full.
Termination of the KSOP
Prior to the closing date, the AIM board of directors will adopt resolutions, effective immediately prior to the effective date, (i) permanently discontinuing contributions to and terminating the KSOP, (ii) amending the KSOP, to the extent necessary, to comply with all applicable laws, and (iii) instructing the distribution of each participant's vested account balance in a single cash lump sum.
Conditions to Completion of the Merger
Unless the parties agree otherwise, the completion of the merger will take place at a time and place to be agreed upon by the parties as soon as practicable after all closing conditions have been satisfied or waived. The merger will be completed when Heartland files a certificate of merger with the Secretary of State of the State of Delaware and the parties file a certificate of merger with the Secretary of State of the State of Texas, unless Heartland and AIM agree to a later time for the completion of the merger and specify that time in the certificate of merger filed with the Secretary of State of the State of Delaware. We currently expect to complete the merger in the third quarter of 2020, subject to receipt of required shareholder and regulatory approvals. However, we cannot be certain when, or if, all of the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Mutual Conditions to Completion of the Merger. AIM's and Heartland's respective obligations to complete the merger are subject to the fulfillment or waiver of the following mutual conditions:
•	the receipt of the required federal and state regulatory approvals;
•	the absence of an injunction or other order that would impair the consummation of the merger;
•	the absence of any law or regulation enacted or promulgated that would materially impair the consummation of the merger;
•
the absence of any governmental action that would restrain or prohibit the merger, prohibit ownership or operation by Heartland of a material portion of AIM's businesses or assets, or require Heartland to divest any of its or AIM's businesses or assets;

•	neither party will have terminated the merger agreement as permitted by its terms;
•	approval of the merger agreement by AIM shareholders; and
•
the effectiveness of the registration statement relating to the issuance of Heartland common stock in exchange for AIM common stock and the listing of Heartland common stock on the NASDAQ Global Select Market or other national securities exchange.

AIM Conditions to Completion of the Merger. AIM's obligations to complete the merger are subject to the fulfillment or waiver of the following conditions:
•	the truth and correctness of Heartland's representations and warranties, subject to the applicable materiality qualifications in the merger agreement;

•	Heartland's performance in all material respects of the obligations required to be performed by it under the merger agreement;
•	no change-in-control of Heartland; and
•	the receipt by AIM of a legal opinion from Fenimore, Kay, Harrison & Ford, LLP that the merger will qualify as a tax-free reorganization pursuant to Section 368(a) of the Code.
Heartland Conditions to Completion of the Merger. Heartland's obligations to complete the merger are subject to the fulfillment or waiver of the following conditions:
•	the truth and correctness of AIM's representations and warranties, subject to the applicable materiality qualifications in the merger agreement;
•	AIM's performance in all material respects of the obligations required to be performed by it under the merger agreement;
•
AIM will have furnished to Heartland indemnification waiver agreements executed by the KSOP trustees, pursuant to which the KSOP trustees will waive any rights to indemnification from AIM, Heartland or any of their affiliates;

•
AIM will have furnished to Heartland copies of the certificate executed by the KSOP trustees stating, among other things, that the KSOP trustees have received an opinion from an independent valuation firm stating that (a) the consideration received by the KSOP pursuant to the merger agreement for the shares of AIM common stock held by the KSOP is not less than “adequate consideration” (as defined in ERISA), and (b) the terms and conditions of the merger agreement, taken as a whole, are in the best interest of the KSOP from a financial point of view;

•	the total number of dissenting shares will be no greater than 7.5% of the number of issued and outstanding shares of AIM common stock;
•	certain required third-party consents to the merger will have been obtained and be in full force and effect;
•
no persons other than the AIM shareholders will have asserted that they are the owners of, or have the right to acquire, any capital stock in either AIM or AimBank, or are entitled to any merger consideration payable to AIM shareholders;

•	the Wade employment agreement will be in full force and effect;
•	the Ferrell employment agreement will be in full force and effect;
•	AIM will have cancelled the outstanding and unexercised options to purchase shares of AIM common stock;
•
AIM will have furnished each employment agreement entered into by a key employee of AimBank prior to, or simultaneously with, the execution of the merger agreement, which key employee employment agreements will be in full force and effect; and

•
AIM will have delivered to Heartland a payoff letter from Interbank setting forth the aggregate amount of indebtedness owed to InterBank as of the closing date, the amount of such indebtedness will be repaid (up to a maximum of $2,000,000) by Heartland and all liens securing such closing date indebtedness will thereafter be automatically released and terminated.

No Solicitation
AIM has agreed that it will not, and will cause its subsidiaries not to, and will use commercially reasonable efforts to cause AIM's and its subsidiaries' officers, directors, employees, agents and authorized representatives not to:
•
solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any “acquisition proposal” (as defined below), or take any action that would reasonably be expected to lead to an acquisition proposal;

•
furnish any information regarding AIM, AimBank or any of their subsidiaries to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that would reasonably be expected to lead to an acquisition proposal;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or that would reasonably be expected to lead to any acquisition proposal;
•	approve, endorse or recommend any acquisition proposal; or
•	enter into a letter of intent or contract contemplating or otherwise relating to any acquisition transaction.
However, prior to approval of the merger agreement by the holders of two-thirds of the issued and outstanding shares of AIM common stock, AIM may consider and participate in discussions and negotiations with respect to an unsolicited bona fide acquisition proposal, and furnish information regarding AIM or any of its subsidiaries in response to a “superior proposal” (as defined below), but only if: (a) the acquisition proposal did not result from any breach by AIM of its obligations under the merger agreement relating to non-solicitation, (b) the AIM board of directors concludes in good faith, after having consulted with and considered the advice of outside counsel and financial advisors, that such action is required in order to comply with its fiduciary obligations to AIM's shareholders under applicable law; (c) AIM first enters into a confidentiality agreement with the party proposing the acquisition proposal and notifies Heartland of the identity of such person at least two business days before furnishing any information; and (d) AIM also provides to Heartland any information it provides to the party proposing the acquisition proposal, at least two business days beforehand, to the extent such information has not previously been provided to Heartland.
AIM has also agreed to:
•
notify Heartland promptly (and in any event within 24 hours) of any inquiry or indication of interest that could lead to, or any request for information relating to, an acquisition proposal and to provide Heartland with relevant information regarding the acquisition proposal or request;

•	keep Heartland fully informed of the status of any such acquisition proposal (including any modifications or proposed modifications to such acquisition proposal); and
•	cease immediately and cause to be terminated any existing discussions with any persons regarding any acquisition proposal.
As used in the merger agreement, “acquisition proposal” means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which AIM or any of its subsidiaries is involved, (ii) in which any person or group (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder (the “Exchange Act”)) acquires beneficial or record ownership of more than 15% of outstanding securities of any class of voting securities of AIM or any of its subsidiaries, or (iii) in which AIM or any of its subsidiaries sells more than 20% of outstanding securities of any class of its voting securities, or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of AIM, except transactions in the ordinary course of business.
As used in the merger agreement, “superior proposal” means any acquisition proposal by a third party on terms which the board of directors of AIM determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors, to be more favorable from a financial point of view to its shareholders than the merger and the other transactions contemplated by the merger agreement, (a) after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, and any other relevant factors permitted under applicable law, (b) after giving Heartland at least five business days to respond to such third-party acquisition proposal once the board of directors of AIM has notified Heartland that in the absence of any further action by Heartland it would consider such acquisition proposal to be a superior proposal, and then (c) after taking into account any amendment or modification to the merger agreement proposed by Heartland.

Termination
Termination by Heartland or AIM. Either Heartland or AIM may terminate the merger agreement if:
•	the boards of directors of Heartland and AIM mutually consent to the termination of the merger agreement;
•	there is a law or governmental order that prohibits the merger; or
•	a governmental entity has denied the approval of the merger on a final and non-appealable basis.
Termination by AIM. AIM may terminate the merger agreement if:
•	the merger has not been completed by September 30, 2020, unless AIM's failure to comply fully with its obligations under the merger agreement has prevented the consummation of the merger;
•
Heartland has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given;

•	holders of at least two-thirds of the issued and outstanding shares of AIM common stock fail to approve the merger at the annual meeting;
•	AIM has entered into a merger, acquisition or other agreement to effect a superior proposal provided that AIM has complied with the provisions of its covenant not to solicit superior proposals; or
•	any of the mutual conditions or AIM's conditions to complete the merger become impossible to satisfy (other than through a failure of AIM to comply with its obligations under the merger agreement).
AIM also may terminate the merger agreement pursuant to a “walk-away” right. The walk-away right may be exercised by AIM at any time during the period beginning five business days before the anticipated closing date and ending three business days prior to the anticipated closing date, if both of the following conditions are met:
•
the volume-weighted average trading prices for the Heartland common stock for each of the 15 consecutive trading days ending on and including the trading day immediately preceding the fifth business day preceding the closing date (the “Heartland closing date stock VWAP”) is less than $42.40 (85% of the initial Heartland stock price); and

•
the ratio of the Heartland closing date stock VWAP to the initial Heartland stock price is less than the ratio of the average of the daily closing value of the KBW NASDAQ Regional Banking Index (^KRX) (the “index”) for the 15 consecutive trading days ending on and including the trading day immediately preceding the 10th day prior to the determination date, to the closing value of the index on the trading day immediately prior to the date of the merger agreement (the “index ratio”), after subtracting 0.150 from the index ratio.

However, AIM's written notice to terminate the merger agreement pursuant to the “walk-away” right will have no force and effect if Heartland exercises its “top-up” option and agrees in writing within two business days to increase the stock exchange ratio to an amount equal to:
•	the stock exchange ratio (207.0 shares of Heartland common stock for each share of AIM common stock), divided by the Heartland closing date stock VWAP,
•	multiplied by $42.40 (85% of the initial Heartland stock price).
Alternatively, Heartland, at its option, may elect to retain the original stock exchange ratio, but increase the cash exchange ratio so that each AIM shareholder would receive the same value as if the stock exchange ratio had been increased in accordance with the above formula.
Because AIM's “walk-away” formula is dependent on the future price of Heartland common stock and the index, it is not possible to determine what the adjusted merger consideration would be at this time, but, in general, more shares of Heartland common stock would be issued or more cash would be paid to AIM shareholders to take into account the extent to which the Heartland closing date stock VWAP is less than $42.40.

Termination by Heartland. Heartland may terminate the merger agreement if:
•	the merger has not been completed by September 30, 2020, unless Heartland's failure to comply fully with its obligations under the merger agreement has prevented the consummation of the merger;
•	AIM has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given;
•	holders of at least two-thirds of the issued and outstanding shares of AIM common stock fail to approve the merger proposal at the annual meeting; or
•
any of the mutual conditions or Heartland's conditions to complete the merger become impossible to satisfy (other than through a failure of Heartland to comply with its obligations under the merger agreement).

Heartland also may terminate the merger agreement pursuant to a “walk-away” right. The walk-away right may be exercised by Heartland at any time during the period beginning five business days before the anticipated closing date and ending three business days prior to the anticipated closing date, if both of the following conditions are met:
•	the Heartland closing date stock VWAP is greater than $57.36 (115% of the initial Heartland stock price); and
•	the ratio of the Heartland closing date stock VWAP to the initial Heartland stock price is greater than the sum of the index ratio plus 0.150.
However, Heartland's written notice to terminate the merger agreement pursuant to the “walk-away” right will have no force and effect if AIM agrees in writing within five business days to decrease the stock exchange ratio to an amount equal to:
•	the stock exchange ratio (207.0 shares of Heartland common stock for each share of AIM common stock), divided by the Heartland closing date stock VWAP,
•	multiplied by $57.36 (115% of the initial Heartland stock price).
Alternatively, AIM, at its option may elect to retain the original stock exchange ratio, and, in lieu of decreasing the stock exchange ratio, decrease the cash exchange ratio so that each holder of AIM common stock is entitled to receive the same value for each share of AIM common stock as such holder would have received had the stock exchange ratio been decreased pursuant to the above formula.
Because Heartland's “walk-away” formula is dependent on the future price of Heartland common stock and the index, it is not possible to determine what the adjusted merger consideration would be at this time, but, in general, fewer shares of Heartland common stock would be issued or less cash would be paid to AIM shareholders to take into account the extent to which the Heartland closing date stock VWAP is greater than $57.36.
Termination Fee and Payment of Expenses
If the merger agreement is terminated and abandoned for any reason other than fraud or willful breach, it will become void and there will be no liability on the part of Heartland, AIM or their respective representatives, except that designated provisions of the merger agreement will survive the termination, including provisions relating to the payment of expenses or a termination fee in the circumstances described below.
Heartland and AIM must reimburse the other party for out-of-pocket expenses (in an amount not to exceed $750,000 in the aggregate) in connection with the authorization, preparation, negotiation, execution and performance of the merger agreement as provided below:
•
Heartland must pay to AIM all out-of-pocket expenses incurred by AIM in the event Heartland has breached a representation, warranty or agreement contained in the merger agreement in any material respect, and such breach is not or cannot be cured in a 30-day period after written notice of such breach is given by AIM to Heartland.

•	AIM must pay to Heartland all out-of-pocket expenses incurred by Heartland if the merger agreement is terminated because the merger agreement has not been approved by the requisite vote of the shareholders of AIM at the annual meeting, or because AIM has breached a representation, warranty or agreement contained in the merger agreement in any material respect, and such breach is not or cannot be cured in a 30-day period after written notice of such breach is given by Heartland to AIM.
AIM must pay a termination fee of $11,000,000 in cash if the merger agreement is terminated:
•	by AIM because it has decided to enter into an agreement with another acquirer that has submitted a superior proposal;
•
by Heartland if AIM has breached its agreement to call a meeting of AIM shareholders and to recommend that its shareholders approve the merger agreement at such meeting, subject to the AIM board's right under the merger agreement to change its recommendation if the AIM board determines in good faith, after consultation with counsel, that failure to change its recommendation would likely result in a breach of fiduciaries duties under applicable law; or

•	by Heartland if AIM has breached any of its covenants relating to solicitation of a superior proposal.
If AIM is required to pay the termination fee, AIM will not be obligated to reimburse Heartland for its out-of-pocket expenses.
Other Covenants and Agreements
AIM has undertaken customary covenants that place restrictions on it and any of its subsidiaries until the completion of the merger. In general, AIM has agreed to, and has agreed to cause each of its subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) undertake certain actions set forth in annexes to the merger agreement, (c) preserve its business organization and goodwill, and (d) use commercially reasonable efforts to keep available the services of its officers, employees and consultants, and maintain satisfactory relationships with vendors, customers and others having business relationships with it. Also, subject to applicable laws, AIM has agreed to confer on a regular and frequent basis with representatives of Heartland to report operational matters and the general status of ongoing operations as reasonably requested by Heartland. In addition, AIM has agreed to not take any action that would render any representation or warranty made by AIM in the merger agreement untrue on the closing date of the merger.
AIM has further agreed that, except with Heartland's prior written consent, AIM will not, and will cause each of its subsidiaries not to, among other things, undertake any of the following actions:
•	amend or propose to amend its certificate of formation or bylaws;
•
issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business or pursuant to the exercise of AIM stock options outstanding as of the date of the merger agreement in accordance with their terms;

•	redeem, purchase, acquire or offer to acquire any shares of capital stock of AIM or any of its subsidiaries;
•
split, combine or reclassify any outstanding shares of capital stock of AIM or any of its subsidiaries, or declare, set aside or pay any dividends or other distribution on any such shares of capital stock, except that AimBank may pay dividends on shares of AimBank common stock in the ordinary course of business;

•	incur any indebtedness, except in the ordinary course of business;
•	discharge or satisfy any material encumbrance on its properties or assets or pay any material liability, except in the ordinary course of business;
•	sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except in the ordinary course of business and subject to certain other exceptions;
•	cancel any material indebtedness or claims or waive any rights of material value, except in the ordinary course of business;

•
acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division or any material assets thereof, or any real estate or assets or deposits that are material to AIM, except in exchange for indebtedness previously contracted (including other real estate owned);

•
make any single or group of related capital expenditures or commitments therefor in excess of $75,000 or enter into any lease or group of related leases with the same party that involves aggregate lease payments of more than $75,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

•	change its accounting methods, other than changes required by GAAP or regulatory accounting principles;
•
cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

•
enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management employee, except in the ordinary course of business;

•
enter into or modify any independent contractor or consultant contract between AIM or one of its subsidiaries and an independent contractor or consultant of AIM or one of its subsidiaries, outside of the ordinary course of business in a manner that requires annual payments to such independent contractor or consultant in excess of $100,000;

•	terminate the employment of any employee of AIM or its subsidiaries, other than in the ordinary course of business;
•
terminate or amend any bonus, profit sharing, stock option, restricted stock, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated under the merger agreement or as required by law;

•
make, modify or revoke any material election with respect to taxes, consent to any waiver or extension of time to assess or collect any material taxes, file any amended returns or file any refund claim;

•	enter into or modify any contract with respect to the matters described above;
•
extend credit or enter into any contract binding AIM or any of its subsidiaries to extend credit, except in the ordinary course of business and in accordance with the lending policies of AIM or any of its subsidiaries as disclosed to Heartland, or extend credit or enter into any contract binding it to extend credit (1) in an amount in excess of $500,000 on an unsecured basis or $1,000,000 on a secured basis, in each case with respect to a single loan, or (2) to any borrower with a loan on the watch list of AIM or any of its subsidiaries , except, in each case after providing Heartland with prior written notice of such extension of credit and a copy of the loan underwriting analysis and credit memorandum and the basis of the credit decision; or

•	sell any securities in its investment portfolio, except in the ordinary course of business.
AIM also has agreed to cause AimBank to maintain its allowance for loan and lease losses (“ALLL”) in compliance with GAAP and regulatory accounting principles. In addition, AIM will not permit AimBank to reverse any amount of its previously established ALLL or allow its ALLL to be less than $13,000,000.
Representations and Warranties
The merger agreement contains representations and warranties by each of AIM and Heartland. Among other matters, AIM's representations and warranties to Heartland cover the following:
•	corporate matters, including organization, standing and power;
•	authority to execute and deliver the merger agreement, and the absence of conflicts with, or violations of, organizational documents, contracts or laws as a result of the merger;

•
the fact that the approval of holders of two-thirds of the issued and outstanding shares of AIM common stock are the only votes required of any holders of AIM capital stock with respect to the merger agreement;

•
the fact that other than the bank regulatory approvals, the filing of the Texas certificate of merger with the Secretary of State of Texas, and the filing of the Delaware certificate of merger with the Secretary of State of Delaware, no other governmental authorization is necessary on the part of AIM or any AIM entities;

•	capitalization;
•	ownership of AIM common stock;
•	financial statements;
•	absence of undisclosed liabilities;
•	AimBank loans, substandard loans, other real estate owned and commitments to extend credit;
•	allowance for loan and lease losses;
•	deposits;
•	reports and filings with federal and state banking authorities;
•	ownership of equity interests in AIM subsidiaries and off balance sheet arrangements;
•	the correctness of its books and records;
•	the absence of material adverse changes or events since September 30, 2019;
•	the absence of certain material actions and developments since September 30, 2019;
•	ownership and leases of real and personal property;
•	intellectual property;
•	environmental matters;
•	Community Reinvestment Act compliance;
•	information security;
•	taxes;
•	contracts and commitments;
•	litigation;
•	financial advisors and brokers;
•	employee and labor matters;
•	employee benefit plans;
•	governance and administration of the KSOP;
•	insurance matters;
•	transactions with affiliates;
•	permits and compliance with laws;
•	absence of fiduciary accounts;
•	interest rate risk management instruments;
•	absence of guarantees;
•	absence of circumstances that would prevent the bank regulatory approvals being obtained;
•	the fairness opinion of Magstar;

•	compliance of securities transactions with securities laws;
•	registration obligations; and
•	recent AIM acquisitions.
Heartland's representations and warranties to AIM cover the following:
•	corporate matters, including organization, standing and power;
•	authority to execute and deliver the merger agreement and the absence of conflicts with, or violations of, organizational documents, contracts or laws as a result of the merger;
•	validity of Heartland common stock to be issued pursuant to the merger;
•	capitalization;
•	accuracy of filings with the SEC;
•	the absence of any material adverse change since September 30, 2019;
•	reports and filings with federal and state banking regulatory authorities, and compliance with laws;
•	Community Reinvestment Act compliance;
•	the absence of circumstances that would prevent the bank regulatory approvals being obtained;
•	the absence of any action that would cause the merger to fail to qualify for the tax treatment described in this proxy statement/prospectus;
•	the absence of any litigation that would prevent, enjoin, alter or materially delay the merger;
•	the financial ability of Heartland to complete the merger;
•	internal controls;
•	compliance with NASDAQ rules and regulations;
•	financial advisors and brokers; and
•	the fairness opinion of Stephens.
The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to AIM shareholders, or may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this proxy statement/prospectus as Appendix A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus, including the periodic and current reports and statements that Heartland files with the SEC. See the section titled “Where You Can Find More Information.”
Expenses and Fees
In general, except as described in the section titled “The Merger Agreement—Termination Fee and Payment of Expenses,” each party will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, Heartland will pay the filing fees and printing and mailing costs in connection with the preparation and distribution of this proxy statement/prospectus and the filings with bank regulatory authorities.
Amendment or Waivers
The merger agreement may only be amended by written agreement, signed by both Heartland and AIM. Any provisions of the merger agreement may be waived by the party benefited by those provisions.

INFORMATION ABOUT AIM
AIM Bancshares, Inc.
AIM is a Texas corporation and bank holding company headquartered in Levelland, Texas. Through its wholly-owned banking subsidiary, AimBank, a Texas state non-member bank headquartered in Littlefield, Texas, AIM provides a broad range of financial products and services tailored to meet the needs of small to medium-sized businesses, professionals and retail customers who live or do business in its markets. AimBank is a member of the FDIC. AimBank operates 25 banking centers located in West Texas and Northeastern New Mexico, with 19 Texas banking centers located in Bailey, Dallam, Ector, Gray, Hockley, Lamb (two locations), Lubbock (four locations), Midland, Parmer, Randall, Roberts, Scurry, Taylor, Wheeler and Yoakum Counties, and six New Mexico banking centers located in Colfax (two locations), Guadalupe, Quay (two locations) and Union Counties.
As of March 31, 2020, AIM had, on a consolidated basis, approximately $1.82 billion in total assets, $1.16 billion in gross loans outstanding, $1.58 billion in total deposits and $166.5 million in shareholders' equity. AIM's principal executive office is located at 110 College Avenue, Levelland, Texas 79336, and its telephone number is (806) 894-2265.
Effect of and Response to COVID-19
The spread of the COVID-19 pandemic has caused significant disruptions in the U.S. economy, including disruption of banking and other financial activity in the regions in which AIM operates. COVID-19 could also potentially create widespread business continuity issues for AIM and other financial institutions.
AIM's business is dependent upon the willingness and ability of its employees and customers to conduct banking and other financial transactions. If the global response to contain COVID-19 escalates further or is unsuccessful, AIM could experience a material adverse effect on its business, financial condition, results of operations, liquidity and prospects. The full extent of the impact of the COVID-19 pandemic, and resulting governmental measures to curtail its spread, will depend on future developments that are highly uncertain, including the scope, severity and duration of the COVID-19 pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures.
AIM implemented its pandemic management plan to protect employees and enable business continuity while providing relief and support to customers and communities facing challenges from the impacts of COVID-19, which included the following:
•	enabled approximately one-third of employees to work from home and canceled all in-person events and meetings;
•	closed most bank lobbies and implemented drive-through only for in-person transactions;
•	provided direct SBA guaranteed loans to customers through AIM's participation in the PPP under the CARES Act; and
•	participated in the CARES Act loan payment and deferral program sponsored by the SBA for existing loans.

Loan Modifications. AIM has implemented a short-term loan modification program that is intended to provide temporary relief to certain borrowers that have been adversely affected by the outbreak of COVID-19 by providing short-term deferrals of loan payments. The terms of each loan modification are dependent upon the demonstrated need of each borrower. In accordance with interagency regulatory guidance issued in March 2020, these short-term deferrals, which are for 90 days or less, will not be deemed to be troubled debt restructurings to the extent that they meet the terms of such guidance. In March of 2020 and through April 30, 2020, AIM deferred loan payments on 314 loans, totaling approximately $140.9 million, or 12% of AIM’s total loans as of March 31, 2020. The following table shows loan modifications by type, based on loan balances as of April 30, 2020 and total loan categories as of March 31, 2020.
(in thousands)				Modification Types
Loan Category	Balances of Loans Modified	Percent of Total Category Loans	Interest Only Payment	Principal and Interest Payments
Commercial	$128,727	18%	60%	40%
Agriculture	$519.41%		88%	12%
Residential	$11,243	5%	79%	21%
Consumer	$456	3%	10%	90%
Total Modifications	$140,945	12%	61%	39%
Asset Quality. AIM’s business is geographically concentrated in west Texas and northeastern New Mexico, which are areas where the oil and gas industry has a significant presence. Although AIM attempts to mitigate risk by diversifying its borrower base, approximately $110.4 million, or 9.5%, of AIM’s loan portfolio as of March 31, 2020 was comprised of loans to borrowers in the energy sector. The first quarter of 2020 experienced a significant reduction in oil prices primarily due to the economic impact of COVID-19. AIM is closely monitoring its asset quality, including particularly the asset quality of its energy loan portfolio, and is expecting an increased level of problem loans. Accordingly, AIM recorded an additional loan loss provision of approximately $1,065,000 in the first quarter of 2020 in anticipation of credit losses that are expected as a result of the COVID-19 pandemic. As AIM gains better insight as to the potential future adverse effects of the COVID-19 pandemic, AIM may determine that additional loan loss provisions may become necessary. The following table shows the total exposure of AIM to customer segment profiles that AIM believes will be more heavily impacted by COVID-19:
(in thousands)	March 31, 2020
Industry	Amount	Percent of Total Loans
Oil and Gas – Direct	$110,355	9.50%
Lodging	$64,958	5.59%
Retail Properties	$47,825	4.12%
Restaurants	$18,432	1.59%
Multi-Family	$17,858	1.54%
Nursing/Assisted Living	$13,453	1.16%
Church/Daycare	$12,202	1.05%
Retail Trade	$11,612	1.00%
Total	$296,695	25.55%
Stock Beneficial Ownership Information
The following table sets forth certain information regarding beneficial ownership of shares of AIM common stock by:
•	Any person who is known to AIM to own beneficially more than 5.0% of AIM common stock;
•	Each of AIM's directors;
•	Each of AIM's executive officers; and
•	All current executive officers and directors as a group.

All shares of AIM common stock are owned with sole voting and investment power by each person listed, unless otherwise indicated by footnote. Beneficial ownership as of the dates noted has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership of securities within 60 days of May 18, 2020. The address of each beneficial owner is c/o AIM Bancshares, Inc., 110 College Avenue, Levelland, Texas 79336 unless otherwise indicated by footnote. As of May 18, 2020, there were 24,553.98 shares of AIM common stock outstanding.
Name of Beneficial Owner	Title	Number of Shares Beneficially Owned	Percent of Class
Greater than 5% Shareholders
AIM Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions)(1)	N/A	3,374.82	13.74%

Directors and Executive Officers
Buford Duff	Director and Vice President	417	1.70%
Jeremy Ferrell	Director, Secretary and Treasurer	905.49(2)	3.68%
Scott L. Wade	Chairman of the Board and Chief Executive Officer	1,900.96(3)	7.73%
Kenneth D. Willmon	Director and President	892.50(4)	3.63%

Directors and Executive Officers, as a group (four persons)	N/A	4,115.95	16.67%
(1)
Each KSOP participant has the right to direct the KSOP trustees to vote the shares allocated to the participant's account on the merger proposal. In the event that a participant does not direct the KSOP trustee on how to vote his or her allocated shares, the KSOP trustee will determine how such shares are voted. The KSOP trustee also has the right to vote all shares held by the KSOP that are not allocated to the accounts of participants and may be deemed the beneficial owner thereof.

(2)	Includes 800 shares held by Mr. Ferrell individually, 55.49 shares held by the KSOP and allocated to Mr. Ferrell's account, and 50 shares subject to currently exercisable options.
(3)	Includes 1,476.48 shares held by Mr. Wade individually, 374.48 shares held by the KSOP and allocated to Mr. Wade's account, and 50 shares subject to currently exercisable options.
(4)
Includes 516.47 shares held by Mr. Willmon individually, 60 shares held by Mr. Willmon's spouse, 276.03 shares held by the KSOP and allocated to Mr. Willmon's account, and 40 shares subject to currently exercisable options.

INFORMATION ABOUT HEARTLAND
Heartland Financial USA, Inc.
General. Heartland is a multi-bank holding company. At March 31, 2020, Heartland had, on a consolidated basis, approximately $13.29 billion of total assets, total loans held to maturity of $8.37 billion, total deposits of $11.17 billion and common shareholders' equity of $1.55 billion.
Heartland conducts a community banking business through 11 bank subsidiaries, which are independently chartered community banks operating in the states of Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado, Minnesota, Kansas, Missouri, Texas and California. All bank subsidiaries of Heartland are members of the FDIC. Listed below are Heartland's current bank subsidiaries, which operated a total of 114 banking locations in the above states as of March 31, 2020:
•	Dubuque Bank and Trust Company, Dubuque, Iowa, is chartered under the laws of the state of Iowa.
•	Illinois Bank & Trust, Rockford, Illinois, is chartered under the laws of the state of Illinois.
•	Wisconsin Bank & Trust, Madison, Wisconsin, is chartered under the laws of the state of Wisconsin.
•	New Mexico Bank & Trust, Albuquerque, New Mexico, is chartered under the laws of the state of New Mexico.
•	Rocky Mountain Bank, Billings, Montana, is chartered under the laws of the state of Montana.
•	Arizona Bank & Trust, Phoenix, Arizona, is chartered under the laws of the state of Arizona.
•	Citywide Banks, Denver, Colorado, is chartered under the laws of the state of Colorado.
•	Minnesota Bank & Trust, Edina, Minnesota, is chartered under the laws of the state of Minnesota.
•	Bank of Blue Valley, Overland Park, Kansas, is chartered under the laws of the state of Kansas.
•	Premier Valley Bank, Fresno, California, is chartered under the laws of the state of California.
•	First Bank & Trust Company, Lubbock, Texas, is chartered under the laws of the state of Texas.
Dubuque Bank and Trust Company also has two wholly-owned non-bank subsidiaries:
•
DB&T Insurance, Inc., a multi-line insurance agency, with one wholly-owned subsidiary. Heartland Financial USA, Inc. Insurance Services, a multi-line insurance agency with the primary purpose of providing online insurance products to consumers and small business clients in markets where Heartland conducts banking operations.

•	DB&T Community Development Corp., a community development company that partners with other entities in the development of low-income housing and historic rehabilitation projects.
First Bank & Trust Company has one wholly-owned mortgage company. The subsidiary is PrimeWest Mortgage Corporation, a mortgage company with the primary purpose of originating, selling and servicing residential mortgage loans. The loans are primarily sold to the secondary market with servicing retained.
In addition, as of March 31, 2020, Heartland had trust preferred securities issued through special purpose trust subsidiaries formed for the purpose of offering cumulative capital securities, including the following trust subsidiaries: Heartland Financial Statutory Trust IV; Heartland Financial Statutory Trust V; Heartland Financial Statutory Trust VI; Heartland Financial Statutory Trust VII; Morrill Statutory Trust I; Morrill Statutory Trust II; Sheboygan Statutory Trust I; CBNM Capital Trust I; Citywide Capital Trust III; Citywide Capital Trust IV; Citywide Capital Trust V; Outsource Capital, Inc. Capital Statutory Trust III; Outsource Capital Group Inc. Capital Trust IV; BVBC Capital Trust II; and BVBC Capital Trust III.
All of Heartland's subsidiaries are wholly-owned.
The principal business of Heartland's bank subsidiaries consists of making loans to and accepting deposits from businesses and individuals. Its bank subsidiaries provide full service commercial and retail banking in their communities. Both Heartland's loans and its deposits are generated primarily through strong banking and community relationships and through management that is actively involved in the community. Heartland's lending and investment activities are funded primarily by core deposits. This stable source of funding is achieved by developing strong banking relationships with customers through value-added product offerings, competitive market pricing, convenience and high-touch personal service. Deposit products, which are insured by the FDIC to the full extent permitted by law, include checking and other demand deposit accounts, NOW accounts, savings accounts, money market accounts, certificates of deposit, individual retirement accounts, health savings accounts and other time deposits. Loan products include commercial and industrial, commercial real estate, small business, agricultural, real estate mortgage, consumer, and credit cards for commercial, business and personal use.
Heartland supplements the local services of its bank subsidiaries with a full complement of ancillary services, including wealth management, investment and insurance services. Heartland provides convenient electronic banking services and client access to account information through business and personal online banking, mobile banking, bill payment, remote deposit capture, treasury management services, debit cards and automated teller machines.
Dubuque Bank and Trust Company, Heartland's oldest bank subsidiary, was originally incorporated in Iowa in 1935. Heartland was formed as an Iowa corporation to serve as its holding company in 1981, and Heartland reincorporated in Delaware on June 30, 1993. Heartland's principal executive offices are located at 1398 Central Avenue, Dubuque, Iowa 52001. Heartland's telephone number is (563) 589-2100 and its website address is www.htlf.com.
Effect of and Response to COVID-19
The spread of the COVID-19 pandemic has caused significant disruptions in the U.S. economy, including disruption of banking and other financial activity in the regions in which Heartland operates. COVID-19 could also potentially create widespread business continuity issues for Heartland and other financial institutions.
Heartland's business is dependent upon the willingness and ability of its employees and customers to conduct banking and other financial transactions. If the global response to contain COVID-19 escalates further or is unsuccessful, Heartland could experience a material adverse effect on its business, financial condition, results of operations, liquidity and prospects. The full extent of the impact of the COVID-19 pandemic, and resulting governmental measures to curtail its spread, will depend on future developments that are highly uncertain, including the scope, severity and duration of the COVID-19 pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures.
Heartland implemented its pandemic management plan to protect employees and enable business continuity while providing relief and support to customers and communities facing challenges from the impacts of COVID-19, which included the following:
•	enabled approximately two-thirds of employees to work from home and canceled all in-person events and meetings;
•	expanded paid time off program and enhanced health care coverage for COVID-19 related testing and treatments;
•	implemented a 20% wage premium for customer-facing and call center employees;
•	closed most bank lobbies and implemented drive-through only for in-person transactions;
•	established alternating weekly staffing schedule for in-branch employees to limit potential cross-infection;
•
announced a series of relief programs for consumers and small business customers, which include waiving account maintenance fees, ATM fees and early redemption penalties on certificates of deposit, and deferrals on loan payments;

•	provided direct SBA guaranteed loans to customers through Heartland's participation in the PPP under the CARES Act;
•	participated in the CARES Act loan payment and deferral program sponsored by the SBA for existing loans; and
•	contributed $1.2 million to support non-profit organizations in communities served by Heartland and its subsidiary banks.

Additional Information About Heartland
Additional information about Heartland and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section titled “Where You Can Find More Information.”
COMPARISON OF RIGHTS OF HOLDERS OF HEARTLAND COMMON STOCK AND AIM COMMON STOCK
The rights of AIM shareholders are currently governed by the Texas Business Organizations Code (the “TBOC”), and AIM's certificate of formation and bylaws. Upon completion of the merger, AIM shareholders will become stockholders of Heartland and, as a result, their rights with respect to the shares received in the merger will be governed by the Delaware General Corporation Law (the “DGCL”), and Heartland's certificate of incorporation and bylaws. The following discussion summarizes the material differences between the rights of AIM shareholders and the rights of Heartland stockholders. While Heartland and AIM believe that the summary includes the material differences between the rights of their respective holders of common stock prior to the merger, this summary does not include a complete description of all of the differences between the rights of Heartland's stockholders and the rights of AIM's shareholders, nor does it include a complete description of the specific rights of the respective shareholders discussed. You should read carefully the relevant provisions of Heartland's certificate of incorporation and bylaws and AIM's certificate of formation and bylaws, as well as the TBOC and DGCL, for a more complete understanding the differences in such rights. This summary is qualified in its entirety by reference to the constituent documents of each company, as well as the TBOC and DGCL.
Authorized Capital Stock
Heartland. The authorized capital stock of Heartland consists of 60,000,000 shares of common stock and 200,000 shares of preferred stock. Of the share of preferred stock, (i) 16,000 shares have been designated as Series A Junior Participating Preferred, (ii) 81,698 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B, (iii) 81,698 shares have been designated as Senior Non-Cumulative Perpetual Preferred Stock, Series C, and (iv) 3,000 shares have been designated as Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D. As of March 31, 2020, Heartland had 36,807,217 shares of outstanding common stock and no outstanding shares of preferred stock.
AIM. The authorized capital stock of AIM consists of 100,000 shares of common stock, par value $100.00 per share, and 1,000,000 shares of preferred stock, no par value per share. As of December 31, 2019, AIM had 24,553.98 shares of outstanding common stock. AIM has not issued any shares of preferred stock.
Size of Board of Directors
Heartland. The DGCL provides that the board of directors of a business corporation will consist of one or more members, each of whom will be a natural person, and that the number of directors will be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change will be made only by amendment of the certificate of incorporation. Heartland's certificate of incorporation provides that the number of directors will not be less than three nor more than 11. The number of Heartland's directors is currently set at 11 and may be fixed from time to time by not less than two-thirds of the Heartland directors.
AIM. The TBOC provides that the board of directors will consist of one or more directors. The number of directors will be fixed by or in the manner provided in the certificate of formation or bylaws. AIM's certificate of formation provides that the number of directors will be fixed by, or in the manner provided by, the AIM's bylaws. AIM's bylaws provide that the number of directors will be not less than one and not more than 25 persons. The number of AIM directors is currently set at four.
Qualifications of Directors
Heartland. The DGCL provides that directors need not be stockholders unless otherwise required by the certificate of incorporation or the bylaws, and that other qualifications of directors may be prescribed in the certificate of incorporation or the bylaws.
Heartland's certificate of incorporation provides that directors need not be residents of Delaware or the United States or stockholders of Heartland. Heartland's certificate of incorporation and bylaws provide that a person will not be eligible for election to the board of directors if such person is 72 years of age or older on the date of such election.

AIM. Under the TBOC, a director is not required to be a resident of the State of Texas or a shareholder of the corporation, unless otherwise required by AIM's certificate of formation or bylaws. AIM's certificate of formation does not require that directors be residents of the State of Texas or shareholders of AIM and AIM’s bylaws provide that directors need not be residents of the State of Texas or shareholders of AIM.
Filling Vacancies on the Board
Heartland. The DGCL provides that, unless the certificate of incorporation or bylaws state otherwise, a majority of the directors then in office (although less than a quorum) or the sole remaining director may fill any vacancy on the board of directors, including newly created directorships resulting from an increase in the number of directors.
Heartland's bylaws provide that vacancies may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, by the nominating and compensation committee, or by the sole remaining director.
AIM. The TBOC provides that a vacancy on the board of directors may be filled by election at an annual or special meeting of the shareholders called for that purpose or by the affirmative vote of the majority of the remaining directors then in office, even if the remaining directors constitute less than a quorum of the board of directors.
The AIM bylaws provide that a vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of remaining directors (although less than a quorum), except that any vacancy in the board of directors resulting from the removal of a director by the shareholders shall be filled only by the shareholders entitled to vote at an annual meeting or a special meeting called for that purpose. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor director.
A directorship to be filled by reason of an increase in the number of directors may be filled by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders; provided, that the board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders.
Removal of Directors
Heartland. Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election; however, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause unless the certificate of incorporation otherwise provides.
Heartland has a classified board of directors. Heartland's certificate of incorporation provides that a director may only be removed for cause and by an affirmative vote of the holders of not less than 70% of the outstanding shares entitled to vote generally in the election of directors at an annual meeting of stockholders or a special meeting of the stockholders called for that purpose.
AIM. Unless otherwise provided in the certificate of formation or the bylaws of a corporation, the TBOC provides that at any meeting of shareholders called expressly for the purpose of removing a director, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at any election of directors.
The AIM bylaws provide that any director may be removed at any time, with or without cause, at any annual or special meeting of the shareholders, by the affirmative vote of a majority in number of shares of the shareholders present, in person or by proxy, at such meeting and entitled to vote for the election of such director but only if notice of intention to act upon such matter has been given in the notice calling such meeting.
Nomination of Directors for Election
Heartland. Under Heartland's bylaws, if a stockholder wishes to nominate a person for election as director, the stockholder must give timely written notice, along with certain information specified in Heartland's bylaws regarding the nominee, to the secretary of Heartland. To be timely, such stockholder notice must be received by the secretary at Heartland's principal executive offices not later than the close of business on the 30th day nor earlier than the open of business on the 75th day before the meeting; provided, however, that in the event the notice of the meeting is given less than 40 days before the meeting, notice must be received not later than 10 days after the date that notice of the meeting was given.
AIM. AIM's bylaws do not specify procedures with respect to the nomination of directors by shareholders.
Fiduciary Duty of Directors
Heartland. Directors of Delaware corporations have fiduciary obligations to act in accordance with the so-called duties of “care” and “loyalty.” The duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty requires the directors to act in good faith, not out of self-interest, and in a manner that the directors reasonably believe to be in the best interests of the corporation.
AIM. In Texas, the fiduciary duties of directors have been characterized as including duties of loyalty (including good faith), care and obedience, and these duties are owed to the corporation and its shareholders collectively.
Meetings of Holders of Stock
Heartland Annual Meetings. Under Heartland's bylaws, an annual meeting of the stockholders must be held on the Wednesday following the third Tuesday of May each year or on such other date as the board of directors may determine.
Heartland Special Meetings. Under the DGCL, a special meeting may be called by the board of directors or by other persons authorized by the certificate of incorporation or the bylaws. Heartland's bylaws provide that special meetings of the stockholders may be called by the chairman of the board, the vice chairman of the board, the president, the board, or at the written request of stockholders representing a majority of outstanding voting shares.
AIM Annual Meetings. Under AIM's bylaws, an annual meeting of the shareholders will be held at such time and place as shall from time to time be determined by the AIM board of directors.
AIM Special Meetings. The TBOC provides that special meetings of the shareholders of a corporation may be called by the president, the board of directors or any other person authorized to call special meetings by the certificate of formation or bylaws of the corporation. A special meeting may also be called by the percentage of shares specified in the certificate of formation, which will not exceed 50% of the shares entitled to vote, or, if no percentage is specified, at least 10% of all of the shares of the corporation entitled to vote at the proposed special meeting. Under AIM's bylaws, special meetings of the shareholders may be called by the chairman of the board, the board of directors or the holders of not less than one-tenth of all shares entitled to vote at the meeting.
Submission of Shareholder Proposals
Heartland. Heartland's bylaws provide that a stockholder must give notice to the secretary of Heartland not less than 30 days nor more than 75 days prior to the date of the originally scheduled meeting in order to bring business before an annual or annual meeting. The notice must set forth the following as to each matter the stockholder proposes to bring before the meeting: (a) a description of the proposal and the reasons for the proposal; (b) the name and address of the proposing stockholder; (c) the number of shares of Heartland common stock beneficially owned by the stockholder; and (d) any interest of the stockholder in the proposal. The Heartland board of directors may reject any proposal that does not comply with the foregoing requirements.
AIM. AIM's bylaws provide that all proposals of shareholders intended to be presented at an annual meeting of shareholders must be received by the corporation at its principal offices no later than 90 days prior to the date of the annual meeting in order to be considered for inclusion in the proxy statement and form of proxy for such annual meeting.
Notice of Shareholder Meetings
Heartland. Heartland's bylaws provide that it will notify stockholders of the place, date, and time of a meeting not less than 10 nor more than 60 days before the date of the meeting or in the case of a merger or consolidation of Heartland or a sale, lease or exchange of all or substantially all of Heartland's property and assets requiring stockholder approval, not less than 20 nor more than 60 days before the date of meeting. If the notice is for a meeting other than the annual meeting, the notice will also specify the purpose or purposes for which the meeting is being called.
AIM. AIM's bylaws provide that written notice stating the place, day, and hour of a shareholders' meeting. In the case of a special meeting, the written notice must state the purpose for which the meeting is being called and shall be delivered not less than 10 nor more than 50 days before the date of the meeting (by or at the direction of the chairman of the board, the secretary, or other officer or persons calling the meeting) to each shareholder of record entitled to vote at the meeting.
Shareholder Vote Required for Mergers and Sales
Heartland. The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation's assets be approved by the directors and by a majority of the outstanding stock entitled to vote thereon. Under the DGCL, a surviving corporation need not obtain stockholder approval for a merger if any of the following apply: (a) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (b) each share of the surviving corporation's stock outstanding prior to the merger remains outstanding in identical form after the merger; or (c) either no shares of common stock of the surviving corporation are to be issued in the merger, or, if common stock will be issued, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%. In addition, the DGCL permits the merger of one corporation, of which at least 90% of the outstanding shares of each class is owned by another corporation, with or into the other corporation, without stockholder approval of either corporation.
Heartland's certificate of incorporation provides that a merger or consolidation or a sale, lease or exchange of all or substantially all of Heartland's property and assets requires the affirmative vote of 70% of Heartland's voting shares, unless such transaction (a) is approved by resolution adopted by not less than two-thirds of Heartland's board of directors, (b) is with a corporation of which the majority of the outstanding shares are owned by Heartland, or (c) does not require stockholder approval under the DGCL.
AIM. The TBOC generally requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote to approve a fundamental business transaction, unless a different vote, but not less than a majority of the shares entitled to vote on the matter, is specified in the certificate of formation. Under the TBOC, fundamental business transactions include mergers, conversions, exchanges and sales of all or substantially all of assets. AIM's certificate of formation does not alter the TBOC voting requirements for fundamental business transactions.
Distributions
Heartland. The DGCL allows the board of directors to declare and pay dividends and other distributions to stockholders either out of surplus, or out of net profits for the current or preceding fiscal year in which the dividend is declared. A distribution out of net profits is not permitted if a corporation's capital is less than the accumulated preference of shares of preferred stock, until the deficiency has been repaired.
In addition to the above restrictions, Heartland's ability to pay dividends to its stockholders may be affected by rules, regulations and policies of the FRB applicable to bank holding companies.
AIM. The TBOC allows the board of directors to make a distribution if such distribution would not violate the corporation's certificate of formation, cause the corporation to be insolvent following such distribution or exceed the surplus of the corporation available for distributions.
AIM's bylaws provide the board of directors with authority to declare dividends on its outstanding shares of common stock in cash, property, or its own shares. AIM's bylaws also provide the board of directors with the ability to create a reserve or reserves out of earned surplus for any proper purpose or purposes, and the AIM board of directors may abolish any such reserve in the same manner.
In addition to the restrictions discussed above, AIM's ability to pay dividends to its shareholders may be affected by rules, regulations and policies of the FRB applicable to bank holding companies.

Preemptive Rights
Heartland. Under the DGCL, stockholders do not have preemptive rights unless expressly provided in the corporation's certificate of incorporation. Heartland's certificate of incorporation do not provide for preemptive rights.
AIM. Under the TBOC, shareholders do not have preemptive rights unless expressly provided in the corporation's certificate of formation. AIM's certificate of formation does not provide for preemptive rights.
Shareholder Actions Without a Meeting
Heartland. Under the DGCL, unless otherwise provided in the certificate of incorporation, stockholders may act without a meeting if a written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Heartland's certificate of incorporation provides that any action required or permitted to be taken by the holders of capital stock of Heartland must be effected at a duly called annual or annual meeting of the holders of capital stock of Heartland and may not be effected by any consent in writing by such holders.
AIM. Under the TBOC, shareholders may act without a meeting if a written consent is signed by all of the shareholders entitled to vote on the matter, unless the corporation's certificate of formation allow less than unanimous consent (but not less that the number of votes necessary to take the action at the meeting).
AIM's certificate of formation provides that any action required to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken, is signed by the holder or holders of shares representing not less than the minimum number of votes that would have been necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.
Dissenters' Rights of Appraisal
Heartland. Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL.
Appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger to accept for their stock anything other than:
•	shares of stock of the corporation surviving from the merger;
•	shares of stock of any other corporation which, at the effective date of the merger, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders;
•	cash in lieu of fractional shares of the corporation described in either of the two above cases; or
•	any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above cases.
AIM. Under the TBOC, a shareholder of a corporation is entitled to (a) dissent from a fundamental business transaction and (b) subject to compliance with the procedures set forth in the TBOC, obtain the fair value of the shareholder's ownership interest through an appraisal. The TBOC further provides that there is no right of dissent in favor of the holders of shares listed on a national securities exchange under certain circumstances depending on the consideration to be received pursuant to the terms of the plan of merger, conversion or exchange. The procedures for exercising dissenters' rights in Texas are more fully described in the section titled “Dissenters' Rights of Appraisal.”
Shareholder Class Voting Rights
Heartland. The DGCL provides that, unless otherwise provided in a corporation's certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
AIM. The TBOC provides that, unless otherwise provided in a corporation's certificate of formation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Indemnification
Heartland. A Delaware corporation has the power to indemnify a present or former director or officer against expenses actually and reasonably incurred in an action that such person successfully defends on the merits or otherwise.
A corporation may indemnify any director, officer, employee or agent who is or is threatened to be made a party to a non-derivative proceeding against expenses, judgments and settlements incurred in connection with the proceeding, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. A director, officer, employee or agent made or threatened to be made a party to a derivative action can be indemnified to the same extent, except that indemnification is not permitted with respect to claims in which the person has been adjudged liable to the corporation (unless the court determines to allow indemnity for expenses).
Any permissive indemnification of a present or former director, officer, employee or agent, unless ordered by a court, will be made by the corporation if a determination is made in any of the following ways: (a) a majority vote of the disinterested directors even though less than a quorum; (b) a majority vote of a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (c) if there are no disinterested directors, or if the directors so direct, by a written opinion of independent legal counsel; or (d) a vote of the stockholders. The statutory rights regarding indemnification are not exclusive.
Heartland's bylaws provide that Heartland will indemnify a director or officer made party to a proceeding against expenses, judgments, fines and settlements in the circumstances that the Delaware statute allows, and under the authority of one of the individuals specified above (excluding independent legal counsel).
AIM. Generally, Chapter 8 of the TBOC permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer of a Texas corporation if it is determined that such person (a) conducted himself or herself in good faith, (b) reasonably believed (i) in the case of conduct in his or her official capacity as a director or officer of the corporation, that his or her conduct was in the corporation's best interest, or (ii) in other cases, that his or her conduct was not opposed to the corporation's best interests, and (c) in the case of any criminal proceeding, did not have reasonable cause to believe that his or her conduct was unlawful. In addition, the TBOC requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successful, on the merits or otherwise, in the defense of the proceeding.
AIM's certificate of formation and bylaws provide for indemnification of directors and officers to the fullest extent allowed by Texas law. Such indemnification may cover expenses incurred in defending a proceeding in advance of its final disposition upon receipt of a written undertaking by such director or officer to repay such amounts if it is determined by final disposition of such proceeding that he or she is not entitled to indemnification by AIM.
Limitations on Directors' Liability
Heartland. Under the DGCL, a Delaware corporation's certificate of incorporation may eliminate director liability for all acts except for the following: (a) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (b) a breach of the duty of loyalty; (c) acts or omissions resulting in improper personal benefits; or (d) acts or omissions causing certain unlawful distributions. Heartland's certificate of incorporation contains such an exculpatory provision.
AIM. Under the TBOC, the certificate of formation of a corporation may provide that directors and officers of the corporation are not liable to the corporation or its owners for monetary damages for an act or omission by such persons in their capacities as directors and officers. AIM's certificate of formation provides that a director of AIM will not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except the certificate of formation does not eliminate or limit the liability of a director for any of the following: (a) a breach of the director's duty of loyalty; (b) acts or omissions not in good faith that (i) constitute a breach of the director's duty to AIM or (ii) involve intentional misconduct or a knowing violation of law; (c) any transaction from which the director derived an improper personal benefit; or (d) acts or omissions for which the liability of a director is expressly provided by an applicable statute.

Amendment of Certificate of Incorporation or Certificate of Formation
Heartland. Under the DGCL, an amendment to the certificate of incorporation may be adopted by holders of a majority of the voting shares at a meeting at which a quorum is present, provided that, a class of stockholders has the right to vote separately on an amendment if it would do any of the following: (a) increase or decrease the aggregate number of authorized shares of the class; (b) increase or decrease the par value of the shares of the class; or (c) adversely alter or change the powers, preferences, or special rights of the shares of the class.
The Heartland certificate of incorporation has provisions regarding approval requirements for (a) an amendment to its bylaws, (b) changes the size, qualifications and classes of its board of directors, (c) additional shareholder voting requirements with respect to certain matters, (d) business combinations with interested shareholders, and (e) shareholder actions by written consent. Heartland's certificate of incorporation provides that it cannot be amended, changed or repealed to allow any of these actions, unless such amendment, change or repeal is approved by the affirmative vote of the holders of shares having at least 70% of the voting power of all outstanding stock entitled to vote thereon (except in cases in which the amendment, change or repeal has been approved by at least two-thirds of the directors).
AIM. Under the TBOC, a corporation's certificate of formation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number (which will not be less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter) is specified in the corporation's certificate of formation. An amendment that merely restates the existing certificate of formation, as amended, may be authorized by a resolution approved by the board and may, but need not, be submitted to and approved by the shareholders.
AIM's certificate of formation does not provide for any special requirements for amendment of the certificate of formation.
Amendment of Bylaws
Heartland. Under the DGCL, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. However, the stockholders retain the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated such power.
Heartland's certificate of incorporation and bylaws provide that the bylaws may be amended, altered or repealed by (a) the affirmative vote of holders of not less than 70% of the outstanding shares of stock entitled to vote, or (b) the affirmative vote of not less than two-thirds of the directors.
AIM. Under the TBOC, unless a corporation's certificate of formation or a bylaw adopted by the shareholders provides otherwise, a corporation's shareholders may amend the bylaws regardless of whether they may also be amended by the board of directors.
AIM's certificate of formation provides that the board of directors may alter, amend or repeal the bylaws. These documents do not expressly restrict the shareholders from altering, amending or repealing the bylaws.
Shareholder Inspection Rights
Heartland. Under the DGCL, every stockholder of record has the right to inspect, upon written demand under oath stating the stockholder's purpose for inspection, in person or by agent or attorney, the corporation's stock ledger, stockholder list, its other books and records and, subject to certain restrictions, the books and records of a subsidiary of the corporation.
AIM. Under the TBOC, a shareholder of a Texas corporation has the right to examine the books and records of the corporation at any reasonable time upon written notice stating a proper purpose if such shareholder (a) has been a shareholder for six months or (b) holds at least five percent of the corporation's outstanding shares.

CERTAIN OPINIONS
The validity of the Heartland common stock offered by this proxy statement/prospectus has been passed upon for Heartland by Dorsey & Whitney LLP.
Fenimore, Kay, Harrison & Ford, LLP has delivered an opinion concerning material U.S. federal income tax consequences of the merger. See the section titled “Regulatory Matters and Tax Consequences and Accounting Treatment of the Merger-Material U.S. Federal Income Tax Consequences of the Merger” on pages 52 to 55.
EXPERTS
The consolidated financial statements of Heartland Financial USA, Inc. as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.
The audit report on the effectiveness of internal control over financial reporting as of December 31, 2019 contains an explanatory paragraph that states that Illinois Bank & Trust, a wholly owned subsidiary of Heartland, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Rockford Bank and Trust Company on November 30, 2019, and management has excluded from its assessment of the effectiveness of the Heartland’s internal control over financial reporting as of December 31, 2019, Rockford Bank and Trust Company’s internal control over financial reporting associated with total assets of $449.0 million as of December 31, 2019 and total revenues of $1.0 million for the one month period ended December 31, 2019. KPMG LLP’s audit of internal control over financial reporting of Heartland also excluded an evaluation of the internal control over financial reporting of Rockford Bank and Trust Company.
WHERE YOU CAN FIND MORE INFORMATION
Heartland files annual, quarterly and current reports, proxy statements and other information with the SEC. Heartland's SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also obtain copies of Heartland's SEC filings at the office of The NASDAQ Stock Market located at One Liberty Plaza, 165 Broadway, New York, NY 10006. For further information on obtaining copies of Heartland's public filings at The NASDAQ Stock Market, you should call (212) 401-8700.
The SEC allows Heartland to incorporate by reference into this proxy statement/prospectus the information it files with the SEC. This allows Heartland to disclose important information to you by referencing those filed documents. Heartland has previously filed the following documents with the SEC and is incorporating them by reference into this proxy statement/prospectus:
•	Heartland's Annual Report on Form 10-K for the year ended December 31, 2019;
•	Heartland's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020;
•	Heartland's definitive Proxy Statement for its annual meeting of stockholders to be held on May 20, 2020; and
•
the description of Heartland's common stock and preferred share purchase rights included in its registration statements on Form 8-A filed with the SEC, including any amendment or reports filed for the purpose of updating such description, and in any other registration statement or report filed by Heartland under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Heartland is also incorporating by reference any future filings made by it with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this proxy statement/prospectus is a part and prior to the date of the AIM annual meeting on    , 2020. The most recent information that Heartland files with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this proxy statement/prospectus or any supplement at no cost by writing or telephoning Heartland at:
Investor Relations
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001
(563) 589-2100
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus or any supplement hereto relating to the Heartland common stock. Heartland has not authorized anyone to provide you with different information. You should not assume that the information in this proxy statement/prospectus or any supplement is accurate as of any date other than the date on the front cover of those documents. The business, financial condition, results of operations and prospects of Heartland may have changed since those dates.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF FEBRUARY 11, 2020

BY AND BETWEEN

HEARTLAND FINANCIAL USA, INC.

AND

AIM BANCSHARES, INC.

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 11, 2020, is made and entered into by and between Heartland Financial USA, Inc., a Delaware corporation (“Heartland”), and AIM Bancshares, Inc., a Texas corporation (“AIM”).
WHEREAS, the respective Boards of Directors of Heartland and AIM have determined that it is advisable and in the best interests of Heartland and AIM and their respective shareholders to consummate the merger of AIM with and into Heartland as described in Article 2 (the “Merger”);
WHEREAS, as a result of the Merger, the outstanding shares of common stock, par value $100.00 per share, of AIM (“AIM Common Stock”) will be converted into a combination of cash and shares of common stock, $1.00 par value per share, of Heartland (“Heartland Common Stock”);
WHEREAS, AIM owns all of the issued and outstanding capital stock of AimBank, a Texas state-chartered bank (“AimBank”), and Heartland owns all of the issued and outstanding capital stock of First Bank & Trust, a Texas state-chartered bank (“FB&T”), and AIM and Heartland desire that AimBank be merged with and into FB&T (the “Bank Merger”) pursuant to an Agreement of Merger (the “Bank Merger Agreement”) between AimBank and FB&T substantially in the form attached hereto as Exhibit A;
WHEREAS, AimBank owns several bank branch offices in the State of New Mexico (the “New Mexico Offices”), and Heartland desires to transfer the assets and liabilities attributable to the New Mexico Offices from FB&T to New Mexico Bank & Trust, a New Mexico state-chartered bank and wholly owned subsidiary of Heartland (“NMB&T”), at such time as Heartland determines after the Closing Date (as defined in Section 2.11) pursuant to a Branch Transfer and Assumption Agreement between FB&T and NMB&T substantially in the form attached hereto as Exhibit B;
WHEREAS, as an inducement to Heartland to enter into this Agreement, the directors and executive officers of AIM and AimBank have entered into a Shareholder Voting Agreement dated the date hereof (the “Shareholder Voting Agreement”) pursuant to which such persons have agreed to vote approximately 27.3% of the issued and outstanding shares of AIM Common Stock in favor of the Merger and all other transactions contemplated by this Agreement;
WHEREAS, concurrently herewith, Scott L. Wade, Chairman of the Board, President and Chief Executive Officer of AIM (“Wade”), is entering into the Wade Employment Agreement (as defined in Article 1);
WHEREAS, concurrently herewith, Jeremy Ferrell, Executive Vice President and Chief Operating Officer of AIM (“Ferrell”), is entering into the Ferrell Employment Agreement (as defined in Article 1);
WHEREAS, as an inducement to Heartland to enter into this Agreement, simultaneously with the execution of this Agreement certain officers of AimBank have entered into employment agreements (the “Employment Agreements”), which Employment Agreements provide for, among other things, the termination of any existing employment agreements, salary continuation agreements, phantom stock agreements, additional compensation agreements and nondisclosure and non-competition agreements with the such officers;
WHEREAS, as an inducement to Heartland to enter into this Agreement, AIM has agreed to use its commercially reasonable efforts to cause each of the officers of AimBank listed on Schedule 1 (the “Senior Executives”), to enter into prior to or as of the date of the consummation of the Merger agreements with FB&T providing for, among other things, (a) payments to be made to the Senior Executives if they remain in the employment of FB&T for the periods specified therein (the “Retention Agreements”), and (b) the termination of all existing Contracts under which compensation currently is provided to the Senior Executives; and
WHEREAS, Heartland and AIM desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), and the rules and regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Heartland) contemplating or otherwise relating to any Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which any AIM Entity is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of any AIM Entity or (iii) in which any AIM Entity issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of such AIM Entity; or (b) any sale (other than sales in the Ordinary Course of Business), lease (other than in the Ordinary Course of Business), exchange, transfer (other than in the Ordinary Course of Business), license (other than nonexclusive licenses in the Ordinary Course of Business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of AIM.
“Additional Compensation Agreement” means any agreement between AimBank and one of its employees, any of which agreements is titled “Additional Compensation Agreement.”
“Actual Cash Consideration” means the Cash Consideration as reduced by the Downwardly Adjusted Cash Consideration, if any, or increased by the Upwardly Adjusted Cash Consideration, if any.
“Adjusted Tangible Common Equity” means (a) the sum of (i) the total stockholders’ common equity of AIM, determined in accordance with GAAP as of the close of business on the Determination Date as adjusted to reflect a reasonable projection of the operations of AIM through the Effective Time, and (ii) the Determination Date Transaction Expenses, less (b) the sum of (x) the book value of the Intangible Assets determined as of the close of business on the Determination Date as adjusted to reflect a reasonable projection of the operations of AIM through the Effective Time, and (y) the tax-effected amount, if any, by which the Transaction Expenses exceed $8,500,000, and (z) the aggregate amount of cash, if any, received by AIM as payment of the exercise price of AIM Stock Options during the period between September 30, 2019 and the Determination Date. For purposes of the foregoing definition, (a) “a reasonable projection of operations” will be based on the average monthly operations of AIM (excluding the incurrence of Determination Date Transaction Expenses) during the six-month period ending on the Determination Date, and (b) any Special Dividend Payments will not be taken into account in the determination of the Adjusted Tangible Common Equity. By way of example and for clarification purposes only, a sample Adjusted Tangible Common Equity calculation is set forth on Exhibit C.
“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.
“AIM Acquisition” means the acquisition (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) of any corporation, limited liability company, partnership, joint venture or other business organization or division or material assets thereof, or any real estate or assets or deposits that are material to any AIM Entity (except in exchange for indebtedness previously contracted, including OREO).
“AIM Acquisition Agreements” means any merger agreements and other Contracts or documents entered into by AIM, AimBank or any of its Affiliates in connection with the Recent AIM Acquisitions.
“AIM Acquisition Parties” means any parties to the AIM Acquisition Agreements other than AIM, AimBank or any of their Affiliates.
“AIM Common Shares Outstanding” means the shares of AIM Common Stock that are issued and outstanding as of the Effective Time.
“AIM Converted Common Share” means each share of AIM Common Stock that will be converted into the Stock Consideration and Actual Cash Consideration pursuant to Sections 2.3(a), 2.4 and 2.5.

“AIM Determination Date Balance Sheet” means the consolidated balance sheet of AIM prepared by AIM in accordance with GAAP as of the Determination Date pursuant to Section 6.9.
“AIM Entities” means, collectively, AIM, AimBank and ABFI.
“AIM Shareholder” means any holder of issued and outstanding shares of AIM Common Stock.
“AIM Equity Incentive Plan” means the 2014 Equity Incentive Plan adopted on February 19, 2014.
“Ancillary Documents” means the Shareholder Voting Agreement, the Wade Employment Agreement, the Ferrell Employment Agreement, the Retention Agreements, the Indemnification Waiver Agreement, the KSOP Trustees’ Certificate, the NDA and any and all other agreements, certificates and documents required to be delivered by either party hereto prior to or at the Closing pursuant to the terms of this Agreement.
“Business Day” means any day other than Saturday, Sunday or a day on which a state bank is required to be closed under Texas Law.
“Bylaws” mean, with respect to any corporation, those instruments that at that time constitute its bylaws, including any amendments thereto.
“Cash Consideration” means an amount equal to $685.00 for each AIM Common Share Outstanding.
“Cause” means (a) any act of (i)(A) fraud or intentional misrepresentation by an employee or (B) embezzlement, misappropriation or conversion of assets or opportunities of any AIM Entity or any of Heartland or its Affiliates by an employee, (ii) the willful violation of any Law (other than traffic violations or similar offenses) by an employee, (iii) the commission of any act of moral turpitude or conviction of a felony by an employee or (iv) the willful or negligent failure of an employee to perform his or her duties in any material respect.
“Charter” means, with respect to any corporation, those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable Law of the jurisdiction of incorporation or association, including the articles or certificate of incorporation or association, any amendments thereto and any articles or certificates of merger or consolidation.
“Commonly Controlled Entity” means any entity under common control with AIM within the meaning of Sections 414(b), (c), (m), (o) or, as applicable, (t) of the Code.
“Consent” means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.
“Contract” means a contract, agreement, lease, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.
“CRA” means the Community Reinvestment Act.
“Determination Date” means the last Business Day of the month immediately preceding the month in which the Effective Time occurs; provided, however, that, if the Effective Time occurs on a date that is within the first ten (10) Business Days of any calendar month, then the Determination Date shall be the last Business Day of the second month immediately preceding the month in which the Effective Time occurs.
“Determination Date Transaction Expenses” means the amount of Transaction Expenses (a) paid and expensed by any AIM Entity through the close of business on the Determination Date, or (b) reflected as accrued expenses on the AIM Determination Date Balance Sheet; provided, however, that Determination Date Transaction Expenses that result in an income Tax deduction will be determined on a Tax-effected basis.
“Disclosure Schedules” means the Schedules delivered by AIM to Heartland on or prior to the date of this Agreement which will be neither attached to this Agreement nor publicly available.
“Dividend Payment Bank Regulatory Approvals” means any approvals required by a Bank Regulator in order to permit AimBank to make the Special Dividend Payments.
“Encumbrance” means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“ERISA” means the Employee Retirement Income Security Act of 1974.
“Ferrell Employment Agreement” means the Employment Agreement dated as of the date hereof among Heartland, AIM, FB&T and Ferrell, which will become effective as of the Effective Time and provide for payout of deferred compensation amounts under, and the termination of the Deferred Compensation Agreement, dated September 30, 2012, between AimBank and Ferrell, the Non-Disclosure and Noncompetition Agreement, dated March 25, 2014, between AimBank and Ferrell and the Additional Compensation Agreement, dated March 25, 2014, between AimBank and Ferrell.
“Final Index Price” means the average of the daily closing value of the Index for the 15 consecutive trading days ending on and including the trading day immediately preceding the 10th day prior to the Determination Date.
“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis during the periods involved.
“Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to applicable Law.
“Governmental Entity” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.
“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.
“Heartland Closing Date Stock Price” means the closing sale price of a share of Heartland Common Stock on the last trading day immediately preceding the Closing Date as quoted on the NASDAQ Global Select Market on such trading day.
“Heartland Closing Date Stock VWAP” means the volume-weighted average trading prices for the Heartland Common Stock for each of the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding the fifth (5th) Business Day preceding the Closing Date, rounded to three decimal places, as quoted on the NASDAQ Global Select Market on such trading day.
“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the Ordinary Course of Business); (d) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person; (e) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for services and supplies incurred in the Ordinary Course of Business); (f) all lease obligations of such Person that are required to be or otherwise are capitalized on the books and records of such Person in accordance with GAAP; (g) all obligations of others secured by an Encumbrance on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (h) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof); (i) all letters of credit or performance bonds issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the Ordinary Course of Business); and (j) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.
“Indemnification Waiver Agreements” means an agreement, in a form acceptable to Heartland, between the KSOP Trustees, on the one hand, and the Surviving Corporation and Heartland, on the other hand, pursuant to which the KSOP Trustees will waive any rights to indemnification from the Surviving Corporation, Heartland or any of their Affiliates provided for in the KSOP Trust (including, for the avoidance of doubt, Section 9.01 thereof) or any other document.
“Index” means the KBW NASDAQ Regional Banking Index (KRX) or, if such index is not available, such substitute or similar index as substantially replicates the KBW NASDAQ Regional Banking Index (KRX).

“Index Ratio” means the Final Index Price divided by the Initial Index Price.
“Initial Heartland Stock Price” means $49.88.
“Initial Index Price” means the closing value of the Index on the date immediately prior to the date of this Agreement.
“Intangible Asset” means any asset of any AIM Entity that is considered an intangible asset under GAAP, including goodwill.
“Intellectual Property” means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions and re-examinations thereof; (b) all trademarks whether registered or unregistered, service marks, domain names, corporate names and all combinations thereof, and associated therewith; (c) all copyrights whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (d) all datasets, databases and related documentation; and (e) all other intellectual property and proprietary rights.
“Interbank Indebtedness” means the Indebtedness owed to InterBank on the Closing Date by AIM pursuant to the Amended and Restated Loan and Security Agreement dated as of September 18, 2017 (as amended effective as of July 1, 2019) between AIM, as Borrower, and InterBank, as Lender, together with any interest accrued thereon and any prepayment premiums or penalties, and any other fees, expenses and other amounts payable as a result of the prepayment or discharge of such Indebtedness on the Closing Date.
“IRS” means the Internal Revenue Service.
“JHA” means Jack Henry & Associates, Inc.
“JHA Contract” means the Master Agreement, dated September 27, 2017, between AimBank and JHA, any and all ancillary, related or supplemental contracts, agreements and instruments thereto, and all amendments related to the foregoing.
“Knowledge of AIM” or other similar phrase means the knowledge of a director or executive officer of AIM or AimBank after due inquiry.
“Knowledge of Heartland” or other similar phrase means the knowledge of a director or executive officer of Heartland after due inquiry.
“KSOP” means the AIM Bancshares, Inc. 401(k) and Employee Stock Ownership Plan, dated January 1, 2007, and most recently amended and restated as of January 1, 2018, as amended through the date hereof.
“KSOP Trust” means the trust established and maintained in connection with the KSOP, which is referred to in the KSOP.
“KSOP Trustees” means the Trustees (as defined in the KSOP).
“KSOP Trustees’ Certificate” means a certificate from the KSOP Trustees stating, in addition to other items reasonably requested by Heartland, that (a) in connection with the Merger and the other transactions contemplated hereby, all pass-through voting requirements with respect to the KSOP have, to the extent applicable, been satisfied and (b) the KSOP Trustees have received an opinion from an independent valuation firm stating that (i) the consideration received by the KSOP pursuant to this Agreement for the shares of AIM Common Stock held by the KSOP is not less than the “adequate consideration” (as defined in Section 3(18) of ERISA) of such shares, and (ii) the terms and conditions of this Agreement, taken as a whole, are in the best interest of the KSOP from a financial point of view; provided, however, that such certificate may state that (1) none of the KSOP Trustees is a licensed financial or investment advisor and (2) the statements contained in clause (b) above are based on the financial expertise of the KSOP Trustees in their capacities as the KSOP Trustees and executive officers and directors of AIM.
“Law” means any constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty of any Governmental Entity.
“Liability” means any liability or obligation whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted.

“Litigation” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator or mediator.
“Material Adverse Effect” means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, would reasonably be expected to have, a material adverse effect on the business, assets, properties, financial condition, or results of operations of the AIM Entities, taken as a whole, or Heartland and its Subsidiaries, taken as a whole, as the case may be; provided, however, that “Material Adverse Effect” will not be deemed to include the impact of (a) changes after the date hereof in Laws of general applicability to banks and bank holding companies, (b) changes after the date hereof in GAAP or regulatory accounting requirements generally applicable to banks and bank holding companies, (c) changes after the date hereof in economic conditions generally affecting banks and bank holding companies, (d) the public announcement of the Merger, (e) any outbreak of hostilities or any new declared or undeclared acts of war, and (f) with respect to the AIM Entities, the effects of any action taken with the prior consent of Heartland or as otherwise required by this Agreement; further provided, however, that the effect of any of the changes described in clauses (a) through (c) will not be excluded from the definition of “Material Adverse Effect” to the extent they have a disproportionate impact on AIM Entities as a whole, on the one hand, or Heartland and its Subsidiaries as a whole, on the other hand, as measured relative to similarly situated companies in the financial services industry.
“NDA” means the Confidentiality and Non-Disclosure Agreement dated August 22, 2019 between Heartland and AIM.
“Ordinary Course of Business” means the ordinary course of business of the AIM Entities consistent with past custom and practice (including with respect to nature, scope, magnitude, quantity and frequency).
“Permitted Encumbrances” means (a) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made and adequate accruals or reserves have been established in connection with any such contest), (b) Encumbrances of carriers, warehousemen, mechanics’ and materialmen and other like Encumbrances arising in the Ordinary Course of Business (provided lien statements have not been filed as of the Closing Date), (c) easements, rights of way and restrictions, zoning ordinances and other similar Encumbrances affecting the Leased Operating Real Property and which do not unreasonably restrict the use thereof in the Ordinary Course of Business, (d) statutory Encumbrances in favor of lessors arising in connection with any property leased to any AIM Entity, (e) Encumbrances reflected in the Latest Balance Sheets and the Related Financial Statements or arising under Material Contracts and (f) Encumbrances that will be removed prior to or in connection with the Closing.
“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.
“Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (a) medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (b) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not Tax qualified and whether or not defined in Section 3(2) of ERISA) or (c) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA), (i) that is maintained or contributed to by any of the AIM Entities or any Commonly Controlled Entity, (ii) that any of the AIM Entities or any Commonly Controlled Entity has committed to implement, establish, adopt or contribute to in the future, (iii) for which any of the AIM Entities or any Commonly Controlled Entity is or may be financially liable as a result of the direct sponsor’s affiliation with any of the AIM Entities or their shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Plan is not maintained by any of the AIM Entities or any Commonly Controlled Entity for the benefit of its employees or former employees) or (iv) for or with respect to which any of the AIM Entities or any Commonly Controlled Entity is or may become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining agreement, labor or employment Law or agreement with a predecessor employer. “Plan” does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which none of the AIM Entities nor any Commonly Controlled Entity has any present or potential future Liability.
“Recent AIM Acquisitions” means the acquisitions by AIM and AimBank of (a) High Plains Bancshares, Inc. and its wholly owned Subsidiary, Muleshoe State Bank, that was completed on April 7, 2017, (b) Platinum Bancshares of Texas, Inc. and its wholly owned Subsidiary, Platinum Bank, that was completed on April 26, 2018, and (c) Union BancShares, Inc. and its wholly owned Subsidiary, FNB New Mexico, that was completed on October 18, 2019.
“Remedies Exception” means except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
“Return” means any return, declaration, report, estimate, information return or statement pertaining to any Taxes.
“Schedule” means any of the Disclosure Schedules or Schedule 1.
“Severance Costs” means all amounts paid or payable to any employee or non-employee director of any AIM Entity as a result of the execution of this Agreement or the performance and consummation of the transactions contemplated hereby (including any amounts due and payable pursuant to any existing employment, change in control, salary continuation, deferred compensation, non-competition, retention, bonus or other similar agreement, plan or arrangement); provided, however, that Severance Costs will not include any payments made by Heartland pursuant to Section 6.4(d).
“Statutory Declaration of Trust” means the declarations of trust contained in the Amended and Restated Declaration of Trust dated March 26, 2003 among U.S. Bank National Association, as Institutional Trustee, AIM (as successor in interest to Union BancShares, Inc.), as Sponsor, and Scott L. Wade and Jeremy Ferrell, as Administrators.
“Statutory Trust Agreements” means the Statutory Trust Debentures, the Statutory Trust Declaration of Trust, the Statutory Trust Guarantee, the Statutory Trust Indenture and the Statutory Trust Securities.
“Statutory Trust Debentures” means the debentures issued pursuant to the Statutory Trust Indenture.
“Statutory Trust Debt” means the aggregate principal outstanding under the Statutory Trust Debentures.
“Statutory Trust Guarantee” means the Guarantee of AIM (as successor in interest to Union BancShares, Inc.) dated as of March 26, 2003, between AIM and U.S. Bank National Association, as Guarantee Trustee.
“Statutory Trust Indenture” means the Indenture dated as of March 26, 2003 between AIM (as successor in interest to Union BancShares, Inc.), as Issuer, and U.S. Bank National Association, as Trustee.
“Statutory Trust Securities” means the Common Securities and Capital Securities issued pursuant to the Statutory Declaration of Trust.
“Statutory Trust” means Union BancShares Statutory Trust I, a Connecticut statutory trust.
“Subsidiary” means, with respect to any Person, any other Person (other than a natural person), whether incorporated or unincorporated, in which such Person, directly or indirectly (a) has a 50% or more equity interest or (b) owns at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions; provided, however, that the term will not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.
“Superior Proposal” means any Acquisition Proposal by a third party on terms which the Board of Directors of AIM determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (a) after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, and any other relevant factors permitted under applicable Law, (b) after giving Heartland at least five Business Days to respond to such third-party Acquisition Proposal once the Board of Directors of AIM has notified Heartland that in the absence of any further action by Heartland it would consider such Acquisition Proposal to be a Superior Proposal, and then (c) after taking into account any amendment or modification to this Agreement proposed by Heartland.
“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Entity.
“Transaction Expenses” means all amounts paid, to be paid, accrued or to be accrued by any AIM Entity (or by Heartland or FB&T, as successor to, or owner of, any such AIM Entity) that arise out of or in connection with the execution of this Agreement and the performance and consummation of the transactions contemplated hereby (whether arising before, at or after the Effective Time), including (a) legal, accounting and financial advisory fees or commissions, (b) Severance Costs, (c) termination fees or other expenses, up to an aggregate amount of $2,500,000, incurred in connection with the termination of any Contract of any AIM Entity (including Contracts relating to information technology or card services); provided, however, that the aggregate amount of termination fees and other expenses incurred by AimBank as a result of the termination of the JHA Contract shall be limited to the amount of such termination fees and other expenses that would be incurred if such data processing conversion and termination occurred on November 1, 2020, unless on or before the Determination Date, Heartland and JHA agree that such data processing conversion and termination will occur on a date that is subsequent to November 1, 2020, in which case such termination fees and other expenses shall be determined as of such agreed-upon date; provided further, however, that any termination fees or other expenses incurred in connection with the termination of any Contract of any AIM Entity in excess of $2,500,000 will be divided equally between Heartland and AIM; and provided further, however, that AIM will not be required to pay any such additional termination fees and other expenses in an amount in excess of $300,000, (d) payments made in connection with the termination of any Plans, unless the amount of such payments has been accrued by AIM, (but excluding the Option Consideration), (e) the amount of any expenses incurred by any AIM Entity in connection with the prepayment of Indebtedness by any of them occurring as a result of such transactions, (f) premiums or other expenses relating to the D&O Insurance, (g) signing bonuses paid to Wade or Ferrell (to the extent not included in Severance Costs), and (h) any payments made by AIM or AimBank in connection with the Employment Agreements or the termination of the Additional Compensation Agreements.
“Wade Employment Agreement” means the Employment Agreement dated as of the date hereof among Heartland, AIM and Wade, which will become effective as of the Effective Time and provide for payout of deferred compensation amounts under, and the termination of the Deferred Compensation Agreement, dated September 30, 2012, between AimBank and Wade, the Non-Disclosure and Noncompetition Agreement, dated March 27, 2014, between AimBank and Wade and the Additional Compensation Agreement, dated March 27, 2014, between AimBank and Wade.

The following terms not defined above are defined in the sections indicated below:
Definition	Defined
ABFI	4.1(b)
ABFI Common Stock	4.3(c)
Affordable Care Act	4.25(k)
Agreement	Preamble
AIM	Preamble
AIM Annual Financial Statements	4.5(a)
AIM Board Recommendation	6.2(a)
AIM Common Stock	Recitals
AIM Employees	4.24(j)
AIM Financial Statements	4.5(a)
AIM IT Systems	4.19(c)
AIM Regulatory Reports	4.10
AIM Shareholder Meeting	6.2(a)
AIM Stock Option	2.9
AimBank	Recitals
AimBank Annual Financial Statements	4.5(b)
AimBank Common Stock	4.3(a)
AimBank Financial Statements	4.5(b)
ALLL	4.8
Bank Holding Company Act	3.1
Bank Merger	Recitals
Bank Merger Agreement	Recitals
Bank Regulators	4.18
Bank Regulatory Approvals	3.2(b)
Blue Sky Laws	3.2(b)
Bottom Threshold Amount	2.4
Change of AIM Board Recommendation	6.2(a)
Closing	2.11
Closing Date	2.11
Code	Recitals
D&O Insurance	6.7(b)
Delaware Certificate of Merger	2.2(d)
Departments	4.24(d)
DGCL	2.1
Dissenting Shareholder	2.8(a)
Dissenting Shares	2.8(b)
Downwardly Adjusted Cash Consideration	2.4
Effective Date	2.2(d)
Effective Time	2.2(d)
Employment Agreements	Recitals
Environmental Costs	4.17(a)(i)
Environmental Law	4.17(a)(ii)
Exchange Act	3.2(b)
Exchange Ratio	2.3(a)
Executive Severance Agreement	Recitals
Expenses	8.3
FB&T	Preamble
FB&T Subsidiaries	3.1(b)
FDIA	3.1(b)

Definition	Defined
FDIC	3.2(b)
Fractional Share Amount	2.3(b)
FRB	3.2(b)
Ferrell	Recitals
Hazardous Materials	4.17(a)(iii)
Heartland	Preamble
Heartland 10-K Reports	3.5(a)
Heartland 10-Q Report	3.5(a)
Heartland Common Stock	Recitals
Heartland Plans	6.4(c)
Heartland Regulatory Reports	3.7(a)
Heartland Series A Preferred Stock	3.4
Heartland Series B Preferred Stock	3.4
Heartland Series C Preferred Stock	3.4
Heartland Series D Preferred Stock	3.4
Hillworth	4.23
Indemnified Party	6.7(a)
Latest Balance Sheets	4.5(c)
Latest AIM Balance Sheet	4.5(a)
Latest AimBank Balance Sheet	4.5(b)
Leased Real Property	4.15(c)
Letter of Transmittal	2.7(a)
List	4.17(a)(iv)
Material Contracts	4.21(a)
Materially Burdensome Regulatory Condition	7.1(a)
Merger	Recitals
Merger Consideration	2.3(a)
NASDAQ	3.2(b)
New Mexico Offices	Recitals
NMB&T	Recitals
Operating Real Property	4.15(c)
Option Consideration	2.9
OREO	4.7(c)
Owned Real Property	4.15(b)
Payoff Letter	7.3(m)
Proxy Statement/Prospectus	6.2(b)
Real Property	4.15(c)
Registration Statement	6.2(b)
Regulatory Action	4.17(a)(v)
Related AIM Statements	4.5(a)
Related AimBank Statements	4.5(b)
Related Financial Statements	4.5(c)
Release	4.17(a)(vi)
Representatives	5.8(a)
Required Consents	5.6
Required AIM Shareholder Vote	4.2(a)
Retention Agreements	Recitals
SEC	3.5(a)
Securities Act	3.2(b)
Senior Executives	Recitals
Special Dividend Payments	6.1(b)

Definition	Defined
Stephens	3.15
Stock Consideration	2.3(a)
Surviving Corporation	2.1
Termination Date	8.1(d)(i)
TBOC	2.1
TDB	3.2(b)
Texas Certificate of Merger	2.2(d)
TFC	3.2(a)
Third-Party Environmental Claim	4.17(a)(vii)
Upwardly Adjusted Cash Consideration	2.4
Shareholder Voting Agreement	Recitals
Wade	Recitals
Work Permits	4.24(d)
ARTICLE 2
MERGER
2.1 The Merger. Under the terms of this Agreement and subject to the satisfaction or waiver of the conditions set forth in Article 7, at the Effective Time, AIM will be merged with and into Heartland. Heartland, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger will be effected pursuant to the provisions of, and with the effect provided in, Section 252 of the Delaware General Corporation Law (the “DGCL”) and Chapter 10, Subchapter A of Title 1 of the Texas Business Organizations Code (the “TBOC”).
2.2 Effect of Merger.
(a) At the Effective Time, AIM will be merged with and into Heartland, and the separate existence of AIM will cease. The Charter and the Bylaws of Heartland, as in effect immediately prior to the Effective Time, will be the Charter and the Bylaws of the Surviving Corporation, until the same may be amended as provided therein and in accordance with applicable Law. The directors and officers of Heartland immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and will qualify.
(b) At the Effective Time and thereafter, the Surviving Corporation will be responsible and liable for all the Liabilities, Indebtedness and penalties of each of Heartland and AIM.
(c) At the Effective Time and thereafter, the Surviving Corporation will possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of Heartland and AIM; all property, real, personal and mixed, and all Indebtedness due on whatever account, and all and every other interest, of or belonging to or due to each of Heartland and AIM, will be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in Heartland or AIM, will not revert or be in any way impaired by reason of the Merger.
(d) To effect the Merger, the parties hereto will cause a Certificate of Merger substantially in the form attached hereto as Exhibit D (the “Delaware Certificate of Merger”) and a Certificate of Merger substantially in the form attached hereto as Exhibit E (the “Texas Certificate of Merger”) relating to the Merger to be filed with the Secretary of State of Delaware and the Secretary of State of Texas, respectively. The Merger will become effective upon the filing of the Delaware Certificate of Merger and the Texas Certificate of Merger or at a time designated in such filings. As used herein, the term “Effective Date” will mean the date on which the Merger will become effective as provided in the preceding sentence, and the term “Effective Time” will mean the time on the Effective Date when the Merger will become effective. The Effective Date and the Effective Time will take place on the Closing Date.
2.3 Conversion of AIM Common Stock.
(a) To effectuate the Merger, at the Effective Time, and without any further action of Heartland, AIM or any AIM Shareholder, each issued and outstanding share of AIM Common Stock (other than shares to be canceled pursuant to Section 2.3(c) and Dissenting Shares) will be canceled and extinguished and be converted into and become a right to receive (i) subject to Section 2.4, the Cash Consideration, and (ii) subject to Section 2.5, 207.0 shares (the “Exchange Ratio”) of Heartland Common Stock (the “Stock Consideration” and, together with the Actual Cash Consideration, the “Merger Consideration”).
(b) No fractional shares of Heartland Common Stock will be issued for AIM Converted Common Shares, and in lieu of any fractional share, Heartland will pay to each holder of AIM Converted Common Shares who otherwise would be entitled to receive a fractional share of Heartland Common Stock an amount of cash (without interest) equal to the product of (i) the Heartland Closing Date Stock Price multiplied by (ii) the fractional share interest to which such holder would otherwise be entitled (the “Fractional Share Amount”).
(c) Each share of AIM Common Stock held as treasury stock of AIM or held directly or indirectly by Heartland, other than shares held in a fiduciary capacity or in satisfaction of Indebtedness previously contracted, will be canceled, retired and cease to exist, and no exchange or payment will be made with respect thereto.
2.4 Adjustment to Cash Consideration for Changes in Adjusted Tangible Common Equity. If the Adjusted Tangible Common Equity is less than $145,000,000 (the “Bottom Threshold Amount”), the Cash Consideration will be reduced by an amount equal to (a) the amount by which the Adjusted Tangible Common Equity is below the Bottom Threshold Amount, divided by (b) the AIM Common Shares Outstanding (the “Downwardly Adjusted Cash Consideration”). If the Adjusted Tangible Common Equity is greater than $148,000,000, the Cash Consideration will be increased by an amount equal to (i) the lesser of (x) $5,000,000, and (y) the amount by which the Adjusted Tangible Common Equity is above $148,000,000, divided by (ii) the AIM Common Shares Outstanding (the “Upwardly Adjusted Cash Consideration”). In the event that the Effective Time occurs prior to June 30, 2020, the Bottom Threshold Amount will be reduced by an amount equal to the product of (A) $70,000, multiplied by (B) the number of calendar days from the Effective Time through June 30, 2020.
2.5 Adjustments to Heartland Common Stock. In the event Heartland changes (or establishes a record date for changing) the number of shares of Heartland Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, recapitalization, reclassification, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Heartland Common Stock, or Heartland declares a stock dividend or extraordinary cash dividend, and the record date therefor will be prior to the Effective Date, the Exchange Ratio will be proportionately adjusted.
2.6 Rights of Holders of AIM Common Stock; Capital Stock of Heartland.
(a) At and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented the AIM Converted Common Shares will be deemed for all purposes to evidence the right to receive the Stock Consideration and the Actual Cash Consideration for each AIM Converted Common Share, and the record holder of such outstanding stock certificate will, after the Effective Time, be entitled to vote the shares of Heartland Common Stock into which such shares of AIM Common Stock will have been converted on any matters on which the holders of record of Heartland Common Stock, as of any date subsequent to the Effective Time, will be entitled to vote. In any matters relating to such stock certificates, Heartland may rely conclusively upon the record of shareholders maintained by AIM containing the names and addresses of the holders of record of AIM Common Stock at the Effective Time.
(b) At and after the Effective Time, each share of capital stock of Heartland issued and outstanding immediately prior to the Effective Time will remain an issued and existing share of capital stock of the Surviving Corporation and will not be affected by the Merger.
2.7 Payment and Exchange of Certificates.
(a) Payment of Merger Consideration; Exchange of Certificates. Within 10 Business Days after the Closing, Heartland or a paying agent appointed by Heartland will cause to be distributed to each AIM Shareholder a letter of transmittal or other appropriate materials to facilitate the surrender of certificates representing such shares in exchange for the Stock Consideration and the Actual Cash Consideration for each AIM Converted Common Share (a “Letter of Transmittal”). Within 10 Business Days after surrender to Heartland or to a paying agent appointed by Heartland of any certificate which prior to the Effective Date represented a share of AIM Common Stock, Heartland or such paying agent will distribute to the Person in whose name such certificate is registered, the Stock Consideration and the Actual Cash Consideration, and, if applicable, cash in the amount of any Fractional Share Amount. The Stock Consideration shall be issued in book entry form, unless otherwise requested by an AIM Shareholder.
(b) Failure to Surrender Certificates. Following the return by a paying agent appointed by Heartland, if any, to Heartland of the Merger Consideration held by it, any former AIM Shareholder who has not complied with this Article 2 will thereafter look only to Heartland with respect to the payment of the Merger Consideration, any Fractional Share Amount and any unpaid dividends and distributions on the Heartland Common Stock deliverable in respect of each share of AIM Common Stock held by such AIM Shareholder. If outstanding certificates formerly representing AIM Converted Common Shares are not surrendered prior to the date on which the Merger Consideration to which any AIM Shareholder is entitled as a result of the Merger would otherwise escheat to or become the property of any Governmental Entity, the unclaimed Merger Consideration will, to the extent permitted by abandoned property and any other applicable Law, become the property of Heartland (and to the extent not in Heartland’s possession will be paid over to Heartland), free and clear of any and all claims or interest of any Person. Notwithstanding the foregoing, neither Heartland nor any other Person will be liable to any former AIM Shareholder for any amount delivered to a public official pursuant to applicable abandoned property, escheat or other similar Laws.
(c) Lost Certificates. In the event that any certificate representing AIM Converted Common Shares will have been lost, stolen or destroyed, Heartland will issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof in form reasonably satisfactory to Heartland’s paying agent, the Merger Consideration for each AIM Converted Common Share; provided, however, that Heartland or Heartland’s paying agent may, as a condition precedent to the issuance and payment of the Merger Consideration to which the holder of such certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct, not to exceed the aggregate amount of such shareholder’s portion of the Merger Consideration, as indemnity against any claim that may be made against Heartland, AIM or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.
(d) Dividends. Until outstanding certificates formerly representing AIM Converted Common Shares are surrendered as provided in Section 2.7(a) and (c), no dividend or distribution payable to holders of record of shares of Heartland Common Stock will be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder, there will be paid to such holder the amount of any dividends or distributions (without interest) theretofore paid with respect to such whole shares of Heartland Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring on or subsequent to the Effective Time.
(e) Full Satisfaction. The Merger Consideration issued and paid upon the surrender for exchange of each AIM Converted Common Share in accordance with the terms and conditions of this Agreement will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such AIM Converted Common Share.
2.8 Dissenting Shares.
(a) Notwithstanding any provision of this Agreement to the contrary, any shares of AIM Common Stock held by a Person (a “Dissenting Shareholder”) who has demanded and perfected a demand for appraisal of his, her or its shares of AIM Common Stock in accordance with Chapter 10, Subchapter H, of the TBOC, and, as of the Effective Time, has neither effectively withdrawn nor lost his, her or its right to such demand will not represent a right to receive Merger Consideration for any share of AIM Common Stock pursuant to Sections 2.3(a), 2.4 and 2.5, but in lieu thereof the holder thereof will be entitled to only such rights as are granted by Chapter 10, Subchapter H, of Title 1 of the TBOC.
(b) Notwithstanding the provisions of Section 2.8(a), if any Dissenting Shareholder demanding payment of fair value of such Dissenting Shareholder’s shares of AIM Common Stock (“Dissenting Shares”) under the TBOC will effectively withdraw or lose (through failure to perfect or otherwise) such Dissenting Shareholder’s rights and remedies granted by Chapter 10, Subchapter H, of Title 1 of the TBOC, then, as of the Effective Time or the time of such withdrawal or loss, whichever occurs later, each Dissenting Share will automatically be converted into and represent only the right to receive the Merger Consideration as provided in Sections 2.3(a), 2.4 and 2.5 upon surrender of the certificate or certificates representing such Dissenting Shares.
(c) AIM will give Heartland prompt notice of any written objection by a Dissenting Shareholder to the Merger or any demands by a Dissenting Shareholder for appraisal of his, her or its shares of AIM Common Stock received by AIM in accordance with Chapter 10, Subchapter H, of Title 1 of the TBOC, and Heartland will have the right, at its expense, to direct in all negotiations and proceedings with respect to such demands. AIM will not, except with the prior written consent of Heartland or as otherwise required by Law, make any payment with respect to, settle, or offer to settle, any such demands. Heartland will make any payments, settlement and offers of settlements to Dissenting Shareholders with respect to demands made pursuant to Chapter 10, Subchapter H, of Title 1 of the TBOC.
2.9 AIM Stock Options. At the Effective Time, each option to purchase shares of AIM Common Stock (an “AIM Stock Option”) which is outstanding and unexercised immediately prior to the Effective Time will be cancelled in exchange for the right to receive from Heartland a single lump sum cash payment equal to the product of (a) the number of shares of AIM Common Stock subject to such AIM Stock Option immediately prior to the Effective Time, and (b) the excess of (i) an amount determined by (A) multiplying the Exchange Ratio by the Heartland Closing Date Stock VWAP plus (B) the Actual Cash Consideration, over (ii) the exercise price per share of such AIM Stock Option (the amount determined by the foregoing formula, the “Option Consideration”), less any applicable Taxes required to be withheld with respect to such payment in accordance with Section 2.12. From and after the Effective Time, other than as expressly set forth in this Section 2.9, no holder of an AIM Stock Option will have any other rights with respect to such AIM Stock Option or the AIM Equity Incentive Plan other than the right to receive the Option Consideration. Subject to the foregoing, all AIM Stock Options will terminate at the Effective Time, and the surrender of an AIM Stock Option to Heartland in exchange for the Option Consideration will be deemed a release of any and all rights the option holder had or may have had in respect of such AIM Stock Option or the AIM Equity Incentive Plan. The Option Consideration paid in accordance with the terms and conditions of this Agreement will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the AIM Stock Options. By way of example and for clarification purposes only, a sample Option Consideration calculation is set forth on Exhibit F.
2.10 Payment of Interbank Indebtedness. On the Closing Date, Heartland or AIM (in the event Heartland, at its option, provides AIM with funds in the aggregate amount of the Interbank Indebtedness) will pay the aggregate amount of the Interbank Indebtedness (up to a maximum of $2,000,000), plus accrued, but unpaid interest, to InterBank in accordance with the Payoff Letter. For the avoidance of doubt, Heartland will be liable for all other Indebtedness of AIM following the Effective Time pursuant to the Merger by operation of Law.
2.11 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place remotely via the exchange of documents and signatures or at such other location mutually agreed upon by Heartland and AIM. The Closing will take place as soon as practicable once the conditions in Article 7 have been satisfied or waived but in any event within 10 Business Days after the date on which all such conditions have been satisfied or waived, unless the parties otherwise agree (the “Closing Date”). The failure of the Closing will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.
(a) Subject to the conditions set forth in this Agreement, on the Closing Date, AIM will deliver to Heartland:
(i) the certificate of AIM, dated the Closing Date, required by Section 7.3(c);
(ii) the certificate of AIM, dated the Closing Date, required by Section 7.3(d);
(iii) a certificate of AIM dated the Closing Date (A) stating the number of shares of AIM Common Stock outstanding immediately prior to the Effective Time, (B) stating that there are no other shares of capital stock of AIM or options, warrants, rights to acquire, or securities convertible into capital stock of AIM outstanding as of the Closing Date other than the AIM Stock Options, (C) the number of shares of AIM Common Stock issuable upon the exercise of the AIM Stock Options immediately prior to the Effective Time and (D) the number of the Dissenting Shares;
(iv) duly executed copies of all Required Consents;
(v) a certificate of the secretary or an assistant secretary of AIM, dated the Closing Date, certifying as to a copy of the text of the resolutions adopted by the Board of Directors of AimBank, and by AIM, as the sole shareholder of AimBank, authorizing the Bank Merger;
(vi) a certificate of the secretary or an assistant secretary of AIM, dated the Closing Date, certifying as to a copy of the text of the resolutions adopted by the Board of Directors of AIM terminating the KSOP;
(vii) certificates representing all outstanding shares of AimBank Common Stock, which will be free of any Encumbrance;
(viii) the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of all of the AIM Entities;
(ix) releases of all Encumbrances on the Real Property, other than Permitted Encumbrances;
(x) certificates dated as of a date not earlier than the third Business Day prior to the Closing executed by appropriate officials of the State of Texas as to the existence of each of the AIM Entities;
(xi) Certificates of Account Status issued by the Texas Comptroller of Public Accounts covering each of the AIM Entities;
(xii) a duly executed FIRPTA statement for purposes of satisfying Heartland’s obligations under Section 1.1445-2 of the Treasury Regulations;
(xiii) duly executed copies of the Retention Agreements entered into by any Senior Executives; and
(xiv) such other certificates, documents and instruments that Heartland reasonably requests for the purpose of (1) evidencing the accuracy of the representations and warranties of AIM, (2) evidencing the performance and compliance by AIM with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.3 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.
(b) Subject to the conditions set forth in this Agreement, on the Closing Date, Heartland will deliver to AIM:
(i) the certificate of Heartland, dated the Closing Date, required by Section 7.2(c);
(ii) the certificate of Heartland, dated the Closing Date, required by Section 7.2(d);
(iii) such other certificates, documents and instruments that AIM reasonably requests for the purpose of (1) evidencing the accuracy of the representations and warranties of Heartland, (2) evidencing the performance and compliance by Heartland with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.2 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement;
(iv) a certificate of existence and good standing of Heartland under Delaware law; and
(v) funds in the aggregate amount of the Interbank Indebtedness unless Heartland elects to pay the Interbank Indebtedness directly to InterBank as provided in Section 2.10.
2.12 Withholding. Heartland or its paying agent will be entitled to deduct and withhold from the Merger Consideration and Option Consideration otherwise payable pursuant to this Agreement any amounts required to be withheld or deducted with respect to such consideration under any applicable provisions of all Laws relating to Taxes (including the Code). To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.13 Tax-Free Reorganization. The acquisition contemplated by this Agreement is intended to be a reorganization within the meaning of Section 368(a) of the Code and Treasury Regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each party to this Agreement agrees to treat this acquisition as a reorganization within the meaning of Section 368(a) of the Code and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations under Section 368 of the Code, unless and until there is a determination, within the meaning of Section 1313 of the Code, that such treatment is not correct.
2.14 Additional Actions. If, at any time after the Effective Time, Heartland will consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper to: (a) vest, perfect or confirm, of record or otherwise, in Heartland its right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of the AIM Entities; or (b) otherwise carry out the purposes of this Agreement, Heartland and its proper officers and directors or their designees will be authorized to execute and deliver, in the name and on behalf of any of the AIM Entities all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of any of the AIM Entities, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm Heartland’s right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of the AIM Entities and otherwise to carry out the purposes of this Agreement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF HEARTLAND
Heartland hereby represents and warrants to AIM as follows:
3.1 Organization and Qualification.
(a) Heartland is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power to carry on its business as now conducted. Heartland is registered as a bank holding company under Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Heartland is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the issued and outstanding stock of FB&T, free and clear of any Encumbrance. Heartland is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership or property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not be reasonably expected to have a Material Adverse Effect on Heartland. Heartland is not in violation of any provisions of its Charter and Bylaws.
(b) FB&T is a Texas state banking association authorized to conduct business as a bank in Texas duly organized, validly existing and in good standing under the Laws of the State of Texas. FB&T has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. FB&T is an insured bank as defined in the Federal Deposit Insurance Act, as amended (the “FDIA”). Except for PrimeWest Mortgage Corporation, Outsource Lease, Inc., FBT Servicing, Inc. and Foreclosed Properties, Inc. (collectively, the “FB&T Subsidiaries”), FB&T does not have any Subsidiaries. The nature of the business of FB&T does not require it to be qualified to do business in any jurisdiction other than the State of Texas. Except for its ownership of FB&T Subsidiaries and permissible bank investments, FB&T has no equity interest, direct or indirect, in any bank or corporation or in any limited liability company, partnership, joint venture or other business enterprise or entity, except as acquired through settlement of Indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity. FB&T is not in violation of any provisions of its Charter and Bylaws.
3.2 Authority Relative to this Agreement; Non-Contravention.
(a) Heartland has the requisite corporate power and authority to enter into this Agreement and the Ancillary Documents (to which Heartland is a party), and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and such Ancillary Documents by Heartland and the consummation by Heartland of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Heartland. No other corporate proceedings on the part of Heartland are necessary to authorize this Agreement, the Ancillary Documents (to which Heartland is a party), or to consummate the Merger and the transactions contemplated by this Agreement and the Ancillary Agreements (to which Heartland is a party). This Agreement and the Ancillary Documents (to which Heartland is a party) have been duly executed and delivered by Heartland and constitutes a valid and binding obligation of Heartland, enforceable in accordance with its terms, subject to the Remedies Exception. Heartland is not subject to, or obligated under, any provision of (a) its Charter or Bylaws, (b) any Contract, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in Section 3.2(b), any Law, order, judgment or decree, which would be breached or violated by its execution, delivery and performance of this Agreement or any of the Ancillary Agreements (to which Heartland is a party) or the consummation by it of the transactions contemplated hereby or thereby. Heartland has caused the Board of Directors of FB&T to approve the Bank Merger, and Heartland has approved the Bank Merger as the sole shareholder of FB&T. No other corporate proceedings on the part of Heartland or FB&T are necessary to authorize the Bank Merger.
(b) No Consent of any Governmental Entity is necessary on the part of Heartland for the consummation by it of the transactions contemplated by this Agreement, except for any approvals or waivers from the Board of Governors of the Federal Reserve System (the “FRB”) for the Merger required under Bank Holding Company Act, any notices to and approvals from the Texas Department of Banking (the “TDB”) required under Chapter 202 of the Texas Finance Code (the “TFC”) and any notices to and approvals from the Federal Deposit Insurance Corporation (the “FDIC”) (such notices, approvals or waivers being herein collectively referred to as the “Bank Regulatory Approvals”); approvals to issue Heartland Common Stock under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), under state securities or blue sky laws and the rules and regulations thereunder (“Blue Sky Laws”), and under the rules of the NASDAQ Stock Market, Inc. (“NASDAQ”); filings with respect to the Merger under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”); and the filing with respect to the Merger of the Delaware Certificate of Merger and the Texas Certificate of Merger with the Secretary of State of Delaware and the Secretary of State of Texas, respectively.
3.3 Validity of Heartland Common Stock. The shares of Heartland Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. Such shares of Heartland Common Stock will be authorized for listing on the NASDAQ Global Select Market or other national securities exchange upon official notice of issuance. The shares of Heartland Common Stock to be issued pursuant to this Agreement will be free of any preemptive rights of the shareholders of Heartland or any other Person. The shares of Heartland Common Stock to be issued pursuant to this Agreement will not be subject to any restrictions on transfer arising under the Securities Act; provided, however, that any holders of such shares who become employees of Heartland or any of its Subsidiaries will be subject to Heartland’s insider trading policies (including the “black-out” periods relating to the trading of shares of Heartland Common Stock) to the extent such employees are covered by such insider trading policies.
3.4 Capital Stock. The authorized capital stock of Heartland consists of 60,000,000 shares of Heartland Common Stock, and 200,000 shares of Preferred Stock, par value $1.00 per share, of which 16,000 shares have been designated Series A Junior Participating Preferred Stock (“Heartland Series A Preferred Stock”), 81,698 shares have been designated Series B Fixed Rate Cumulative Perpetual Preferred Stock (“Heartland Series B Preferred Stock”), 81,698 shares have been designated Senior Non-Cumulative Perpetual Preferred Stock, Series C (“Heartland Series C Preferred Stock”) and 3,000 shares have been designated Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D (“Heartland Series D Preferred Stock”). As of September 30, 2019, (a) (i) 36,696,190 shares of Heartland Common Stock were issued and outstanding (and no shares of Heartland Common Stock were held as treasury shares), (ii) 1,019,352 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland’s stock incentive and employee stock purchase plans; (iii) 3,000 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland Series D Preferred Stock; and (iv) no shares of Heartland Common Stock were reserved for issuance to holders of the CIC Bancshares, Inc. 6.5% Subordinated Notes Due 2019 assumed by Heartland on February 5, 2016; and (b) no shares of Heartland Series A Preferred Stock were issued and outstanding; (c) no shares of Heartland Series B Preferred Stock were issued and outstanding; (d) no shares of Heartland Series C Preferred Stock were issued and outstanding, and (e) no shares of Heartland Series D Preferred Stock were issued and outstanding.

3.5 Exchange Act Reports.
(a) Prior to the execution of this Agreement, Heartland has made available to AIM complete and accurate copies of (i) Heartland’s Annual Reports on Form 10-K for the years ended December 31, 2016, 2017 and 2018, as amended (the “Heartland 10-K Reports”), as filed under the Exchange Act with the Securities and Exchange Commission (the “SEC”), (ii) all Heartland proxy statements and annual reports to shareholders used in connection with meetings of Heartland shareholders held since January 1, 2016, and (iii) Heartland’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Heartland 10-Q Report”), as filed under the Exchange Act with the SEC. As of their respective dates, such documents, together with all other material reports and statements (and any amendments required to be made with respect thereto) that Heartland was required to file with the SEC pursuant to the Exchange Act after January 1, 2019, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) each of the foregoing complied as to form in all material respects with the applicable Laws and rules and regulations of the SEC. Since January 1, 2016, Heartland has filed all reports that it was required to file with the SEC pursuant to the Exchange Act.
(b) Heartland’s financial statements (including any footnotes thereto) contained in the Heartland 10-K Reports and the Heartland 10-Q Report were prepared in accordance with GAAP (except that the financial statements set forth in the Heartland 10-Q Report may not contain all notes required by GAAP and are subject to year-end adjustments, none of which is material) and fairly present, in all material respects, the consolidated financial position of Heartland and its Subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended.
3.6 No Material Adverse Changes. Since September 30, 2019, and except as otherwise disclosed in reports filed with the SEC prior to the date hereof, there has been no material adverse change in, and no event, occurrence or development in the business of Heartland or its Subsidiaries that, taken individually or as a whole, has had or would reasonably be expected to have a Material Adverse Effect on Heartland or its Subsidiaries or on the consummation of the transactions contemplated hereby. As of the date hereof, except with respect to the transactions contemplated hereby, and except as otherwise disclosed in reports filed with the SEC prior to the date hereof, since September 30, 2019, Heartland and each of its Subsidiaries has conducted its respective business only in the Ordinary Course of Business.
3.7 Reports and Filings; Compliance with Laws.
(a) Since January 1, 2016, each of Heartland and its Subsidiaries has filed each report or other filing it was required to file with any federal or state banking or bank holding company or other Governmental Entity having jurisdiction over it (together with all exhibits thereto, the “Heartland Regulatory Reports”), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on Heartland or on the consummation of the transactions contemplated hereby. As of their respective dates or as subsequently amended prior to the date hereof, each Heartland Regulatory Report was true and correct in all material respects and complied in all material respects with applicable Laws.
(b) Heartland and its Subsidiaries are, and at all times since January 1, 2016 have been, in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations.
(c) Since January 1, 2016, each of Heartland and its Subsidiaries has held all Governmental Authorizations required for the conduct of its business, except where the failure to hold any such Governmental Authorization would not have a Material Adverse Effect on Heartland.
(d) Heartland is not a party to or is subject to any Governmental Order, written agreement or memorandum of understanding with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Bank Regulator, nor has Heartland adopted any policies, procedures or board resolutions at the request or suggestion of, any Bank Regulator that would reasonably be expected to impair the ability of Heartland to obtain the Bank Regulatory Approvals or to operate the Surviving Corporation in the Ordinary Course of Business after the Closing Date.
(e) No Governmental Entity has initiated since January 1, 2017 or currently has pending any proceeding or enforcement action against Heartland or any of its Subsidiaries.

3.8 Community Reinvestment Act. Each Subsidiary of Heartland that is a bank had a rating of “satisfactory” or better as of its most recent CRA examination, and neither Heartland nor any such Subsidiary has been advised of, or has reason to believe that any facts or circumstances exist that would reasonably be expected to cause any such Subsidiary to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Governmental Entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits of lower than “satisfactory.”
3.9 Regulatory Approvals. As of the date hereof, Heartland is not aware of any fact or circumstance relating to it or any of its Subsidiaries that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained. Neither Heartland nor any of its Subsidiaries is subject to any Governmental Order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity that would reasonably be expected to, impair the ability of Heartland to obtain the Bank Regulatory Approvals in a timely fashion or to operate AimBank in the Ordinary Course of Business after the Merger. Heartland has not received any indication from any Governmental Entity that such Governmental Entity would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby, and has no reason to believe that, if requested, any Governmental Entity required to approve the transactions contemplated hereby would oppose or fail to grant its consent or approval to such transactions.
3.10 Certain Tax Matters. Neither Heartland nor any of its Subsidiaries has taken or agreed to take any action and, to the Knowledge of Heartland, there are no circumstances, that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
3.11 Litigation. There is no Litigation pending against, or, to the Knowledge of Heartland, threatened against Heartland or its Subsidiaries, before or by any Governmental Entity, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. To the Knowledge of Heartland, there are no facts that would reasonably be expected to give rise to Litigation against Heartland or any of its Subsidiaries that would have or would reasonably be expected to have a Material Adverse Effect on Heartland or its Subsidiaries, taken as a whole.
3.12 Financial Ability. Heartland has or will have as of the Closing Date sufficient capital and readily available funds to enable it to consummate the transactions contemplated by this Agreement and to deliver the Actual Cash Consideration as provided for in this Agreement. Heartland’s ability to carry out its obligations under this Agreement is not contingent on additional financing.
3.13 Internal Controls. Heartland and each of its Subsidiaries maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (a) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (b) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that would have a material effect on the financial statements of Heartland or such Subsidiary.
3.14 NASDAQ. Heartland is in compliance in all material respects with the applicable listing rules and corporate governance rules and regulations of NASDAQ.
3.15 Financial Advisor. Except for fees and other compensation payable to Panoramic Capital Advisors, Inc. and Stephens Inc. (“Stephens”), there are no claims for brokerage commissions, finders’ fees, financial advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Heartland or any of its Subsidiaries.
3.16 Fairness Opinion. Heartland has received an opinion from Stephens addressed to the Board of Directors of Heartland to effect that, as of the date of such opinion, and based upon the assumptions and qualifications contained therein, the Merger Consideration is fair, from a financial point of view, to Heartland.

3.17 No Other Representations or Warranties. Except for the representations and warranties made by Heartland in this Article 3, neither Heartland nor any other Person makes any express or implied representation or warranty with respect to Heartland, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Heartland hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Heartland nor any other Person makes or has made any representation or warranty to AIM or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Heartland, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Heartland in this Article 3, any oral or written information presented to AIM or any of its Affiliates or Representatives in the course of their due diligence investigation of Heartland, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF AIM
AIM hereby represents and warrants to Heartland that, except as described in the Disclosure Schedules:
4.1 Organization and Qualification.
(a) AIM is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas, and has the requisite corporate power to carry on its business as now conducted. AIM is a bank holding company registered under Bank Holding Company Act. Except as set forth on Schedule 4.1(a), AIM is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the issued and outstanding stock of AimBank, free and clear of any Encumbrance. AIM is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership or property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not be reasonably expected to have a Material Adverse Effect on AIM. The copies of the Charter and Bylaws of AIM, which have been provided to Heartland prior to the date of this Agreement, are correct and complete and reflect all amendments made thereto. AIM is not in violation of any provisions of its Charter and Bylaws.
(b) AimBank is a Texas state banking association authorized to conduct business as a bank in Texas duly organized, validly existing and in good standing under the Laws of the State of Texas. AimBank has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. AimBank is an insured bank as defined in the FDIA. Except for ABFI, Inc. (“ABFI”), AimBank does not have any Subsidiaries. The nature of the business of AimBank does not require it to be, and it is not, qualified to do business in any jurisdiction other than the States of Texas and New Mexico. The copies of the Charter and Bylaws of AimBank, which have been provided to Heartland prior to the date of this Agreement, are correct and complete and reflect all amendments made thereto. AimBank is not in violation of any provisions of its Charter and Bylaws.
(c) ABFI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas, and has the requisite corporate power to carry on its business as now conducted. AimBank is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the issued and outstanding stock of ABFI, free and clear of any Encumbrance. The nature of the business of ABFI does not require it to be, and it is not, qualified to do business in any jurisdiction other than the State of Texas. The copies of the Charter and Bylaws of ABFI, which have been provided to Heartland prior to the date of this Agreement, are correct and complete and reflect all amendments made thereto. ABFI is not in violation of any provisions of its Charter and Bylaws.
(d) The Statutory Trust is duly organized and validly existing under the Laws of the State of Connecticut. AIM is, and as of the Closing Date, will be the lawful record and beneficial owner of all of the Statutory Trust Securities that are common securities. The copies of the Statutory Trust Declaration of Trust which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto as of the date of this Agreement. The Statutory Trust is not in violation of any provisions of the Statutory Trust Declaration of Trust.

4.2 Authority Relative to this Agreement; Non-Contravention.
(a) AIM has the requisite corporate power and authority to enter into this Agreement and the Ancillary Documents (to which AIM is a party), and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and such Ancillary Documents by AIM and the consummation by AIM of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of AIM. Other than the approval of the Merger by holders of at least two-thirds of the issued and outstanding shares of AIM Common Stock as of the record date for, and entitled to vote at, the AIM Shareholder Meeting (the “Required AIM Shareholder Vote”), no other corporate proceedings on the part of AIM are necessary to authorize this Agreement, or the Ancillary Documents (to which AIM is a party), or to consummate the Merger or any other transactions contemplated hereby or thereby. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation under the TBOC or any applicable provisions of the takeover Laws of Texas or any other state (and any comparable provisions of the AIM Charter or Bylaws), apply or will apply to this Agreement or the Merger AIM has caused the Board of Directors of AimBank to approve the Bank Merger, and AIM has approved the Bank Merger as the sole shareholder of AimBank. No other corporate proceedings on the part of AIM or AimBank are necessary to authorize the Bank Merger.
(b) This Agreement and the Ancillary Documents (to which AIM is a party) have been duly executed and delivered by AIM and constitute a valid and binding obligation of AIM, enforceable in accordance with its terms, subject to the Remedies Exception. Except as set forth on Schedule 4.2(b), none of the AIM Entities is subject to, or obligated under, any provision of (i) its Charter, Bylaws or other governing documents, (ii) any Contract, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in Section 4.2(c), any Law, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement and the Ancillary Documents (to which AIM is a party), or the consummation of the transactions contemplated hereby and thereby.
(c) Other than the Bank Regulatory Approvals and the filing of the Texas Certificate of Merger and the Delaware Certificate of Merger, no Governmental Authorization is necessary on the part of any of the AIM Entities for the consummation by AIM of the transactions contemplated by this Agreement and the Ancillary Documents (to which AIM is a party).
4.3 Capitalization.
(a) The authorized capital stock of AIM consists of 100,000 shares of AIM Common Stock, and 1,000,000 shares of preferred stock, no par value per share (the “AIM Preferred Stock”). Of the authorized shares of AIM Common Stock, 24,553.98 shares are issued and outstanding (with 1,594.10 shares of AIM Common Stock held as treasury shares). Of the authorized shares of AIM Preferred Stock, no shares of AIM Preferred Stock are issued and outstanding (with no shares of AIM Preferred Stock held as treasury shares). As of the date hereof, 1,735 shares of AIM Common Stock were reserved for issuance pursuant to outstanding AIM Stock Options.
(b) The authorized capital stock of AimBank consists of 10,000 shares of common stock, $100.00 par value per share (“AimBank Common Stock”). Of the authorized shares of AimBank Common Stock, 1,000 shares of AimBank Common Stock are issued and outstanding (with no shares of AimBank Common Stock held as treasury shares).
(c) The authorized capital stock of ABFI consists of 1,000 shares of common stock, $100.00 par value per share (“ABFI Common Stock”). Of the authorized shares of ABFI Common Stock, one (1) share is issued and outstanding (with no shares of ABFI Common Stock held as treasury shares).
(d) The issued and outstanding shares of AIM Common Stock and AimBank Common Stock are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights.
(e) Except for the AIM Stock Options and except as set forth on Schedule 4.3(e), there are no options, warrants, conversion privileges or other rights or Contracts obligating any of the AIM Entities to issue, sell, purchase or redeem any shares of its capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of its capital stock, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of capital stock of any of the AIM Entities, or the earnings or other attributes of any of the AIM Entities.
4.4 Ownership of AIM Common Stock. Schedule 4.4 sets forth, for all of the issued and outstanding shares of AIM Common Stock, (a) the name of the holder of such shares, (b) the number of shares of AIM Common Stock owned by each such holder, and (c) the address of each such holder. Except as set forth in Schedule 4.4, there are no shareholder agreements, voting agreements, proxies, voting trusts or other Contracts with or among one or more of such holders with respect to the voting, disposition or other incidents of ownership of any shares of AIM Common Stock, including any agreement that provides for preemptive rights or imposes any limitation or restriction on AIM Common Stock, including any restriction on the right of a holder of shares of AIM Common Stock to vote, sell or otherwise dispose of any AIM Common Stock.
4.5 Financial Statements.
(a) Prior to the execution of this Agreement, AIM has made available to Heartland copies of its audited consolidated balance sheets as of December 31, 2016, 2017 and 2018 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “AIM Annual Financial Statements”). AIM has made available to Heartland copies of its unaudited consolidated balance sheets as of September 30, 2018 and 2019, and the related statements of operations for the nine-month periods then ended. The consolidated balance sheet of AIM as of September 30, 2019 is herein referred to as the “Latest AIM Balance Sheet,” and the related statement of income for the nine-month period then ended are herein referred to as the “Related AIM Statements.” The Annual AIM Financial Statements, the Latest AIM Balance Sheet and the Related AIM Statements are collectively referred to as the “AIM Financial Statements.” The AIM Financial Statements are based upon the books and records of the AIM Entities, and have been prepared in accordance with GAAP (except that the Latest AIM Balance Sheet and the Related AIM Statements may not contain all notes required by GAAP and are subject to year-end adjustments, none of which are material except as set forth on Schedule 4.5(a)). The AIM Financial Statements fairly present the consolidated financial position of AIM as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended, as applicable.
(b) Prior to the execution of this Agreement, AIM has made available to Heartland copies of the unaudited balance sheets of AimBank as of December 31, 2016, 2017 and 2018 and the related statements of operations for the years then ended (collectively, together with any notes thereto, the “AimBank Annual Financial Statements”). AIM has made available to Heartland copies of the balance sheet of AimBank as of September 30, 2019 and the related statement of operations for the nine-month period then ended. The balance sheet of AimBank as of September 30, 2019 is herein referred to as the “Latest AimBank Balance Sheet,” and the related statements of operations for the nine-month period then ended are herein referred to as the “Related AimBank Statements.” The AimBank Annual Financial Statements, the Latest AimBank Balance Sheet and the Related AimBank Statements are collectively referred to herein as the “AimBank Financial Statements.” The AimBank Financial Statements have been prepared in accordance with GAAP (except that the AimBank Financial Statements may not contain all notes required by GAAP and are subject to year-end adjustments, none of which are material except as set forth on Schedule 4.5(b)). The AimBank Financial Statements fairly present the financial position of AimBank as of the dates thereof and the results of operations, changes in shareholder’s equity and cash flows for the periods then ended.
(c) The Latest AIM Balance Sheet and the Latest AimBank Balance Sheet are collectively referred to as the “Latest Balance Sheets,” and the Related AIM Statements and the Related AimBank Statements are collectively referred to as the “Related Financial Statements.”
4.6 Absence of Undisclosed Liabilities. None of the AIM Entities has any Liability and, to the Knowledge of AIM, there is no basis for any present or future Litigation, charge, complaint or demand against any of the AIM Entities, giving rise to any Liability, except (a) as reflected or expressly reserved against in the Latest Balance Sheets, (b) a Liability that has arisen after the date of the Latest Balance Sheets in the Ordinary

Course of Business (none of which is a material uninsured Liability for breach of Contract, breach of warranty, tort, infringement, Litigation or violation of Governmental Order, Governmental Authorization or Law), or (c) obligations under any Contract listed on a Disclosure Schedule to this Agreement or under a Contract not required to be listed on such a Disclosure Schedule.
4.7 Loans; Substandard Loans; OREO; Commitments to Extend Credit.
(a) The documentation relating to each loan made by any AIM Entity and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable Laws (including Laws relating to the extension of credit).
(b) Except as set forth in Schedule 4.7(b), there are no loans, leases, other extensions of credit or commitments to extend credit of any AIM Entity that has been or, to the Knowledge of AIM, should have been classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. AIM has disclosed all of the “substandard,” “doubtful,” “loss,” “special mention,” “nonperforming” or “problem” loans of each of the AIM Entities on the “watch list” of each such AIM Entity, a copy of which is attached as Schedule 4.7(b). No borrower with respect to a loan of any AIM Entity in excess of $25,000 has: (i) filed, or consented by answer or otherwise to the filing against it of, a petition for relief, reorganization or arrangement, or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy or insolvency Law; (ii) made an assignment for the benefit of its creditors; (iii) consented to the appointment of a custodian, receiver, trustee, liquidator or other Person with similar power over such borrower or any substantial part of such borrower’s property; (iv) been adjudicated insolvent; or (v) taken any action for the purpose of authorizing any of the foregoing.
(c) Except as set forth in Schedule 4.7(c), none of the AIM Entities has any outstanding loans or assets classified as “Other Real Estate Owned” (“OREO”). Schedule 4.7(c) contains a description of each property classified by any AIM Entity as OREO. Prior to the execution of this Agreement, AIM has delivered the latest appraisal of each property classified as OREO obtained by any AIM Entity. The value of any property classified by any AIM Entity as OREO and reflected on the Latest Balance Sheet was determined on a “fair value less cost to sell” basis. None of the AIM Entities has entered into any Contract obligating it pay for expenses with respect to improvements on, or the development of, any OREO.
(d) Except as set forth in Schedule 4.7(d), none of the AIM Entities currently has (i) any loans or advances which were purchased or (ii) any participations in loans or advances which were bought or sold. Except as set forth on Schedule 4.7(d), since the date of the Latest Balance Sheets, none of the AIM Entities has sold any of its assets with recourse of any kind to such AIM Entity, nor entered into any Contract providing for the sale or servicing of any loan or other asset that constitutes a “recourse arrangement” under any applicable regulations or policy promulgated by a Governmental Entity. None of the AIM Entities has received any request to repurchase any loan, advance or participation therein or other asset sold to a third party, and none of the AIM Entities has been advised by any third-party purchaser of any loan, advance or participation therein or any other asset that such purchaser intends to request that such AIM Entity repurchase such loan, advance or participation therein or other asset.
(e) Except as set forth in Schedule 4.7(e), there are no Contracts binding upon any AIM Entity to extend credit, in the amount per “one borrower” (as combined and aggregated as set forth in 12 C.F.R. §32.5), of $500,000 or more.
4.8 Allowance for Loan and Lease Losses. The allowance for loan and lease losses (“ALLL”) is, and will be as of the Effective Time, in compliance with existing methodology of the AIM Entities for determining the adequacy of the ALLL, as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and will be adequate under all standards. None of the AIM Entities has been notified by any Governmental Entity or independent auditor of such AIM Entity, in writing or otherwise, that: (a) such allowances are inadequate; (b) the practices and policies of the AIM Entities in establishing such allowances and in accounting for non-performing and classified assets generally fail to comply with applicable accounting or regulatory requirements; or (c) such allowances are inadequate or inconsistent with the historical loss experience of the AIM Entities.

4.9 Deposits. All of the deposits held by AimBank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with all: (a) applicable policies, practices and procedures of AimBank; and (b) applicable Law, including anti-money laundering, anti-terrorism or embargoed Persons requirements. No deposit of AimBank is a Brokered Deposit (as defined in 12 C.F.R. §337.6(a)(2)) or is subject to any Encumbrance, legal restraint or other legal process (other than garnishments, pledges, set-off rights, escrow limitations and similar actions taken in the Ordinary Course of Business). All of the deposit accounts of AimBank are insured up to the applicable limits (or fully insured if there is no limit) through the Deposit Insurance Fund as administered by the FDIC to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid for such insurance have been paid when due. No legal action or proceeding for the termination or revocation of such insurance is pending, or, to the Knowledge of AIM, has any such termination or revocation been threatened.
4.10 Reports and Filings. Since January 1, 2016, each of the AIM Entities has filed each report or other filing that it was required to file with any federal or state banking, bank holding company or other applicable Governmental Entity having jurisdiction over it, including the FRB, the FDIC and the TDB (together with all exhibits thereto, the “AIM Regulatory Reports”), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on any of the AIM Entities or on the consummation of the transactions contemplated hereby. AIM has provided or made available to Heartland copies of all of AIM Regulatory Reports that it may provide consistent with applicable Law. As of their respective dates or as subsequently amended prior to the date hereof, each of AIM Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable Laws.
4.11 Subsidiaries; Off Balance Sheet Arrangements.
(a) Except as set forth on Schedule 4.11(a), AIM owns all of the issued and outstanding shares of AimBank Common Stock, free and clear of all Encumbrances. AimBank owns all of the issued and outstanding shares of ABFI Common Stock, free and clear of all Encumbrances. Except for the shares of AimBank Common Stock owned by AIM and the shares of ABFI Common stock owned by AimBank, none of the AIM Entities owns any stock, limited liability company membership units, partnership interests or any other equity security issued by any other Person, except securities owned by any of the AIM Entities in its investment portfolio in the Ordinary Course of Business and the common securities of the Statutory Trust.
(b) None of the AIM Entities is a party to or member or partner of, or has any commitment to become a party to or member or partner of, any joint venture, off balance sheet limited liability company, off balance sheet partnership or any similar off balance sheet entity, including any structured finance, special purpose or limited purpose entity or Person, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or of any material Liabilities of, any of the AIM Entities.
4.12 Books and Records.
(a) The books of account of each of the AIM Entities are complete and correct in all material respects and have been maintained in accordance with sound business practices. Each transaction is properly and accurately recorded on the books and records of each of the AIM Entities, and each document upon which entries in books and records of each of the AIM Entities are based is complete and accurate in all material respects.
(b) Each of the AIM Entities maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that would have a material effect on the financial statements of the AIM Entities.
(c) Since January 1, 2016, (A) none of the AIM Entities nor, to the Knowledge of AIM, any director, officer, manager, employee, auditor, accountant or representative of any of the AIM Entities, has received notice (written or oral) or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the AIM Entities or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the AIM Entities has engaged in improper accounting or auditing practices, and (B) no attorney representing any of the AIM Entities, whether or not employed by such AIM Entity, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by any of the AIM Entities or its respective officers, directors, members, employees or agents to the Board of Directors of any of the AIM Entities or other any committee thereof or, to the Knowledge of AIM, to any officer or director of any of the AIM Entities.
(d) The minute books and stock or equity records of each of the AIM Entities, all of which have been made available to Heartland, except to the extent restricted by applicable Law, are correct in all material respects. The minute books of each of the AIM Entities contain accurate records of all meetings held and actions taken by the holders of stock or other equity interests, the Boards of Directors and committees of the Boards of Directors of each of the AIM Entities (except to the extent minutes have not yet been approved or finalized by such Boards of Directors or committees), and no meeting of any such holders, Boards of Directors or committees has been held for which minutes are not contained in such minute books (except to the extent such minutes have not been approved or finalized by such Boards of Directors or other or committees). At the Closing, all such books and records will be in the possession of AIM.
4.13 No Material Adverse Changes. Since the date of the Latest Balance Sheets, there has been no material adverse change in, and no event, occurrence or development in the business of any of the AIM Entities that, taken individually or as a whole and together with any other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a Material Adverse Effect on the AIM Entities or materially adversely affect the consummation of the transactions contemplated hereby. Except with respect to the transactions contemplated hereby, since the date of the Latest Balance Sheets, each of the AIM Entities has conducted its business only in the Ordinary Course of Business.
4.14 Absence of Certain Developments. Except as contemplated by this Agreement or as set forth in the Latest Balance Sheets, the Related Financial Statements or on Schedule 4.14, since September 30, 2019, none of the AIM Entities has:
(a) issued or sold any of its equity securities, membership units, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities or membership units, or any bonds or other securities, except deposit and other bank obligations and investment securities in the Ordinary Course of Business;
(b) redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of its capital stock, membership units or other securities;
(c) split, combined or reclassified any of its outstanding shares of capital stock or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any shares of capital stock or other securities of any AIM Entity;
(d) incurred any Liability, whether due or to become due, other than in the Ordinary Course of Business and, in the case of AimBank, consistent with safe and sound banking practices;
(e) discharged or satisfied any Encumbrance or paid any Liability other than in the Ordinary Course of Business and, in the case of AimBank, consistent with safe and sound banking practices;
(f) mortgaged or subjected to Encumbrance any of its property, business or assets, tangible or intangible except (i) for Permitted Encumbrances, and (ii) for pledges of assets to secure public funds deposits;
(g) sold, transferred or otherwise disposed of any of its assets or canceled any material Indebtedness or claims or waived any rights of material value, other than those assets sold, transferred or otherwise disposed of for fair value in the Ordinary Course of Business;
(h) suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a Material Adverse Effect on the AIM Entities;

(i) made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than in the Ordinary Course of Business;
(j) made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by Law;
(k) made any single or group of related capital expenditures or commitments therefor in excess of $75,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $75,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;
(l) acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to any of the AIM Entities;
(m) taken any other action or entered into any other transaction other than in the Ordinary Course of Business;
(n) made any change in its accounting methods or practices, other than changes required by Law made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as AimBank; or
(o) made, modified or revoked any material election with respect to Taxes or consented to any waiver or extension of time to assess or collect any material Taxes;
(p) reversed any amount of its previously established ALLL;
(q) sold any equity securities in its investment portfolio, other than in the Ordinary Course of Business; or
(r) agreed to do any of the foregoing.
4.15 Properties.
(a) The real properties owned by, or demised by lease to, any AIM Entity are listed on Schedule 4.15(a), and constitute all of the real property owned, leased (whether or not occupied and including any leases assigned or leased premises sublet for which any AIM Entity remains liable), owned, used or occupied by any AIM Entity.
(b) Each AIM Entity owns good and marketable title to each parcel of real property identified on Schedule 4.15(a) as being owned by such AIM Entity (the “Owned Real Property”), free and clear of any Encumbrance except for Permitted Encumbrances.
(c) The leases of real property listed on Schedule 4.15(c) as being leased by any AIM Entity (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property,” and the Real Property occupied by the AIM Entities in the conduct of their respective businesses is hereinafter referred to as the “Operating Real Property”) are in full force and effect, and each of the AIM Entities holds a valid and existing leasehold interest under each of the leases for the term listed on Schedule 4.15(c). The leases for the Leased Real Property are in full force and effect, and one of the AIM Entities holds a valid and existing leasehold interest under the lease for the term listed on Schedule 4.15(c). The Leased Real Property is subject to no Encumbrance or interests that would entitle the owner thereof to interfere with or disturb use or enjoyment of the Leased Real Property or the exercise by the applicable AIM Entity of its rights under such lease so long as such AIM Entity is not in default under such lease.
(d) Each parcel of Operating Real Property has access sufficient for the conduct of the business as conducted by the applicable AIM Entity on such parcel of Operating Real Property to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas, telephone, fiber optic, cable television, and other utilities used in the operation of the business at that location. The zoning for each parcel of Operating Real Property permits the existing improvements and the continuation of the business being conducted thereon as a conforming use. None of the AIM Entities is in violation of any applicable zoning ordinance or other Law relating to the Owned Real Property or, to the Knowledge of AIM, the Leased Real Property. None of the AIM Entities has received any written notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Operating Real Property. The buildings and other improvements are located within the boundary lines of each parcel of Operating Real Property, and do not encroach over applicable setback lines. There are no improvements contemplated to be made by any Governmental Entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Owned Real Property or, to the Knowledge of AIM, any of the Leased Real Property.
(e) Each of the AIM Entities has good and marketable title to, or a valid leasehold interest in, the buildings, machinery, equipment and other tangible assets and properties used by it, located on its premises or shown in the Latest AIM Balance Sheet, free and clear of all Encumbrances except for Permitted Encumbrances and properties and assets disposed of in the Ordinary Course of Business since the date of the Latest AIM Balance Sheet.
(f) All of the buildings, fixtures, furniture and equipment necessary for the conduct of the businesses of the AIM Entities are in adequate condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course of Business. Each of the AIM Entities owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.
(g) Schedule 4.15(g) lists all lease agreements pursuant to which any AIM Entity leases Real Property to any Person other than an AIM Entity. Each such lease agreement is in full force and effect.
4.16 Intellectual Property.
(a) Each of the AIM Entities owns or possesses valid and binding licenses and other rights to use all Intellectual Property that is listed and described in Schedule 4.16 (other than commercially available “shrink wrap” or “click wrap” licenses), and none of the AIM Entities has received any written notice of conflict or allegation of invalidity with respect thereto that asserts the right of others. Each of the AIM Entities owns or has a valid right to use the Intellectual Property, free and clear of all liens (except any restrictions set forth in Contracts relating to any licensed Intellectual Property), and has performed all the obligations required to be performed by it and is not in default under any Contract relating to any of the foregoing. To the Knowledge of AIM, such Intellectual Property is valid and enforceable.
(b) (i) Each of the AIM Entities owns or is validly licensed to use (in each case, free and clear of any Encumbrances, except any restrictions set forth in Contracts relating to any licensed Intellectual Property) all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) to the Knowledge of AIM, the use of any Intellectual Property by the AIM Entities and the conduct of their respective businesses as currently conducted does not infringe on or otherwise violate the legal rights of any Person; (iii) to the Knowledge of AIM, no Person is challenging, infringing on or otherwise violating any right of any of the AIM Entities with respect to any Intellectual Property owned by and/or licensed by such AIM Entity; and (iv) none of the AIM Entities has received any written notice of any pending Litigation against an AIM Entity with respect to any Intellectual Property used by such AIM Entity, and, to the Knowledge of AIM, no facts or events exist that would give rise to any Litigation against any of the AIM Entities with respect to Intellectual Property.
4.17 Environmental Matters.
(a) As used in this Section 4.17, the following terms have the following meanings:
(i) “Environmental Costs” means any and all costs and expenditures, including any fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any governmental authorization, or any actions necessary to comply with any Environmental Law.
(ii) “Environmental Law” means any Law, Governmental Authorization or Governmental Order relating to pollution, contamination, Hazardous Materials or protection of the environment.

(iii) “Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any Law relating to such substance or otherwise relating to the environment or human health or safety, including any waste, material, substance, pollutant or contaminant that would reasonably be expected to cause any injury to human health or safety or to the environment or would reasonably be expected to subject the owner or operator of the Leased Operating Real Property to any Environmental Costs or Liability under any Environmental Law.
(iv) “List” means the United States Environmental Protection Agency’s National Priorities List of Hazardous Waste Sites or any other list, schedule, log, inventory or record, however defined, maintained by any Governmental Entity with respect to sites from which there has been a Release of Hazardous Materials.
(v) “Regulatory Action” means any Litigation with respect to any of the AIM Entities brought or instigated by any Governmental Entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.
(vi) “Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.
(vii) “Third-Party Environmental Claim” means any litigation (other than a Regulatory Action) based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.
(b) No Third-Party Environmental Claim or Regulatory Action is pending or, to the Knowledge of AIM, threatened against any AIM Entity.
(c) None of the Owned Real Property, the Leased Real Property or any OREO held by any AIM Entity is listed on a List.
(d) All transfer, transportation or disposal of Hazardous Materials by any of the AIM Entities to properties not owned, leased or operated by such AIM Entity has been in compliance with applicable Environmental Law; and none of the AIM Entities transported or arranged for the transportation of any Hazardous Materials to any location that is (i) listed on a List, (ii) listed for possible inclusion on any List or (iii) the subject of any Regulatory Action or Third-Party Environmental Claim.
(e) Except as set forth on Schedule 4.17(e), to the Knowledge of AIM, no Owned Real Property, OREO or Leased Real Property held by any AIM Entity has ever been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products.
(f) There has not been any Release of any Hazardous Material by any AIM Entity, or any Person under its control, or, to the Knowledge of AIM, by any other Person, on, under, about, from or in connection with the Owned Real Property and any OREO held by any AIM Entity, including the presence of any Hazardous Materials that have come to be located on or under the Owned Real Property or OREO from another location. To the Knowledge of AIM, there has not been any Release of any Hazardous Material by any AIM Entity, or any Person under its control, or, to the Knowledge of AIM, by any other Person, on, under, about, from or in connection with the Leased Real Property, including the presence of any Hazardous Materials that have come to be located on or under the Leased Real Property from another location.
(g) The Operating Real Property and any OREO held by any of the AIM Entities has been used and operated in compliance with all applicable Environmental Laws.
(h) Each of the AIM Entities has obtained all Governmental Authorizations relating to Environmental Laws necessary for the operations of such AIM Entity, and all such Governmental Authorizations relating to the Environmental Laws are listed on Schedule 4.17(h). Each of the AIM Entities has filed all material reports and notifications required to be filed under and pursuant to all applicable Environmental Laws.

(i) No Encumbrance has been attached or filed against any of the AIM Entities in favor of any Person for (i) any Liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs.
(j) Except as set forth on Schedule 4.17(j), no Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of the Operating Real Property or any OREO held by any of the AIM Entities, or, to the Knowledge of AIM, any other Person. The Real Property and any OREO of any of the AIM Entities contain no asbestos, urea, formaldehyde, radon at levels above natural background, PCBs or pesticides. Except as set forth on Schedule 4.17(j), no aboveground or underground storage tanks are located on or under the Owned Real Property or any OREO held by any of the AIM Entities, or have been located on or under the Owned Real Property or any OREO held by any of the AIM Entities, and then subsequently been removed or filled. To the Knowledge of AIM, no aboveground or underground storage tanks are located on or under the Leased Real Property, or have been located on or under the Leased Real Property, and then subsequently been removed or filled.
(k) To the Knowledge of AIM, no expenditure will be required in order for Heartland or FB&T to comply with any Environmental Law in effect at the time of Closing in connection with the operation or continued operation of the Operating Real Property or any OREO held by any of the AIM Entities in a manner consistent with the present operation thereof.
4.18 Community Reinvestment Act. AimBank had a rating of “satisfactory” or better as of its most recent CRA examination, and AIM has not been advised of, and has no reason to believe that any facts or circumstances exist that would reasonably be expected to cause any of AIM or AimBank to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Governmental Entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (collectively, “Bank Regulators”) of lower than “satisfactory.”
4.19 Information Security.
(a) Since January 1, 2016, there has been no unauthorized disclosure of, or access to, any nonpublic personal information of a customer in the possession of any AIM Entity that would reasonably be expected to result in substantial harm or inconvenience to such customer. AIM has not received written notice of any facts or circumstances exist that would cause any AIM Entity to be deemed not to be in satisfactory compliance in any respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999.
(b) The records, systems, controls, data and information of each AIM Entity are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the AIM Entities or their authorized representatives (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the AIM Entities.
(c) All information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the businesses of each of the AIM Entities (collectively, “AIM IT Systems”) have been maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to reasonably ensure proper operation, monitoring and use. The AIM IT Systems are in good working condition to perform all information technology operations necessary to conduct business as currently conducted. None of the AIM Entities has experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the AIM IT Systems. The AIM Entities have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses (including such data and information that is stored on magnetic or optical media in the Ordinary Course of Business) without material disruption to, or material interruption in, the conduct of their respective business. None of the AIM Entities is in material breach of any Material Contract related to any AIM IT Systems.

4.20 Tax Matters.
(a) Each of the AIM Entities (i) has timely filed (or has had timely filed on its behalf) each Return required to be filed or sent by it in respect of any Taxes, each of which was correctly completed and accurately reflected any Liability for Taxes of the relevant AIM Entity in all material respects, and any Affiliate of such entity, covered by such Return, (ii) timely and properly paid (or had paid on its behalf) all Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Returns, (iii) established on the books of account of the relevant AIM Entity, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not then due and payable and (iv) complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.
(b) Except as set forth on Schedule 4.20(b), each AIM Entity has made (or caused to be made on its behalf) all estimated Tax payments required to have been made to avoid any underpayment penalties.
(c) There are no Encumbrances for Taxes upon any assets of any AIM Entity, except Permitted Encumbrances.
(d) No AIM Entity has requested any extension of time within which to file any Return, which Return has not since been filed.
(e) No deficiency for any Taxes has been proposed, asserted or assessed against any AIM Entity that has not been resolved and paid in full. No waiver, extension or comparable consent given by any AIM Entity regarding the application of the statute of limitations with respect to any Taxes or any Return is outstanding, nor is any request for any such waiver or consent pending. Except as set forth on Schedule 4.20(e), there has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Return of any AIM Entity for any Tax year subsequent to the year ended December 31, 2014, nor is any such Tax audit or other proceeding pending, nor has there been any notice, in writing, or by other means to the Knowledge of AIM, to any AIM Entity by any Governmental Entity regarding any such Tax audit or other proceeding, nor has any such Tax audit or other proceeding been threatened, in writing, or by other means to the Knowledge of AIM, with regard to any Taxes or Returns. Except as set forth on Schedule 4.20(e), there are no outstanding subpoenas or requests for information with respect to any of the Returns of any AIM Entity. No AIM Entity has entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision under any other Law.
(f) Except as set forth on Schedule 4.20(f), no additional Taxes will be assessed against any AIM Entity for any Tax period or portion thereof ending on or prior to the Effective Date that will exceed the estimated reserves for Taxes established by the relevant AIM Entity that will be taken into account in determining the Adjusted Tangible Common Equity. There are no unresolved questions, claims or disputes concerning the Liability for Taxes of any AIM Entity.
(g) Schedule 4.20(g) lists all federal, state, local and foreign income Tax Returns filed with respect to the AIM Entities for taxable periods ended on or after December 31, 2014, indicates those Returns that have been audited and indicates those Returns that currently are the subject of audit. True and complete copies of the Returns of each AIM Entity, as filed with the IRS and all state or local Tax jurisdictions for the years ended December 31, 2016, 2017 and 2018 have been delivered to Heartland.
(h) No AIM Entity has any Liability for Taxes in a jurisdiction where it does not file a Return, nor has any AIM Entity received notice from a taxing authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.
(i) No AIM Entity is a party to any Contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by any AIM Entity or any other Person that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.
(j) No AIM Entity will be required to include in a taxable period ending after the Effective Date taxable income attributable to income that accrued in a taxable period prior to the Effective Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Effective Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Effective Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Code Section 481 or Code Section 108(i) or comparable provisions of state, local or foreign Tax Law, or for any other reason.
(k) No closing agreements, private letter rulings or similar agreements or rulings have been entered into or issued by any Governmental Entity with respect to any AIM Entity, which would be binding following the Effective Time, and no such agreements or rulings have been applied for and are currently pending.
(l) Except for the Tax Allocation Agreement, dated as of January 1, 2018, by and between AIM and AimBank, no AIM Entity is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or other arrangements that are not primarily related to Taxes).
(m) No AIM Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(n) No AIM Entity (i) has been a member of an affiliated group filing a consolidated Return (other than a group the common parent of which was AIM) or (ii) has any Liability for the Taxes of any Person (other than AIM) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by Contract, or otherwise.
(o) No AIM Entity constitutes either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code that (i) took place during the two-year period ending on the date of this Agreement or (ii) could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
(p) No AIM Entity has engaged in any transaction that is subject to disclosure under Treasury Regulation Section 1.6011-4 or 1.6011-4T, or has participated in any “confidential corporate tax shelter” (within the meaning of Treasury Regulation Section 301.6111-2(a)(2)).
(q) No AIM Entity has a “permanent establishment” in any country other than the United States, as such term is defined under any applicable Tax treaty between the United States and such other country.
(r) No power of attorney granted by any AIM Entity relating to Taxes is currently in force.
(s) AIM has made available to Heartland schedules setting forth the income Tax attributes of each AIM Entity (including current and accumulated net operating losses and the adjusted tax basis of the assets of each AIM Entity) and any applicable limitations on the use of those Tax attributes (including prior limitations under Section 382 of the Code), which are true and correct in all material respects.
(t) Each AIM Entity reported all transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) on the relevant Returns in a manner for which there is substantial authority, or adequately disclosed such transactions on the Returns as required in accordance with Section 6662(d)(2)(B) of the Code. No AIM Entity has omitted from gross income on any Return an amount of income that was properly includible on such Return and that exceeds 25% of the amount of gross income stated in the Return, other than an amount with respect to which information is disclosed on the Return that is sufficient to apprise the IRS of the nature and amount of the item, in accordance with the provisions of Code Section 6501(e)(1)(B)(iii) and Treasury Regulations Section 301.6501(e)-1(a)(1)(iv).
(u) Except as set forth on Schedule 4.20(u), there is no Contract, plan or arrangement, including this Agreement, pursuant to which any current or former employee of any AIM Entity would be entitled to receive any payment as a result of the transactions contemplated by this Agreement that would not be deductible under Section 404 or 162(m) of the Code.

(v) Except as set forth on Schedule 4.20(v), no AIM Entity has been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.
(w) No property of any AIM Entity is (i) property that the relevant AIM Entity is or will be required to treat as being owned by another Person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986), (ii) “tax-exempt use property” within the meaning of Section 168(h) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.
(x) None of the Indebtedness of any AIM Entity constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code, and none of the interest on any such indebtedness will be disallowed as a deduction under any other provision of the Code.
(y) No AIM Entity has taken or agreed to take any action, or knows of any circumstances, that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(z) AIM validly elected to be an “S corporation” within the meaning of Sections 1361 and 1362 of the Code for all periods from January 1, 2007 through December 31, 2017. For all periods from January 1, 2007 through December 31, 2017, AIM also validly elected (or is so treated due to its federal election) to be an “S corporation” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax. There has been no basis for the revocation or other termination of AIM’s “S corporation” election at any time from January 1, 2007 through December 31, 2017. Neither AIM nor any other Person has taken any action that would have caused AIM to cease being an “S corporation” for federal, state or local Tax purposes at any time from January 1, 2007 through December 31, 2017.
(aa) A valid election was made for AimBank to be a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code for all periods from January 1, 2007 through December 31, 2017. For all periods from January 1, 2007 through December 31, 2017, a valid election was also made for AimBank to be a “qualified subchapter S subsidiary” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax (or AimBank is so treated in all such states and local jurisdictions due to its federal election). There has been no basis for the revocation or other termination of AimBank’s “qualified subchapter S subsidiary” election at any time from January 1, 2007 through December 31, 2017, and neither AIM nor any other Person has taken any action that would have caused AimBank to cease being a “qualified subchapter S subsidiary” for federal, state or local Tax purposes at any time from January 1, 2007 through December 31, 2017.
(bb) AIM revoked its election to be an “S corporation” in accordance with the requirements of Section 1362(d)(1) of the Code and Treasury Regulations Section 1.1362-2(a), effective as of January 1, 2018. AIM has been properly treated as a “C corporation” for federal, state and local income Tax purposes for all periods on and after January 1, 2018.
(cc) True and complete copies of the “S corporation” and the “qualified subchapter S subsidiary” elections, any elections made under Sections 1361(d) or (e) of the Code by trusts that are or were at any time shareholders of AIM, the revocation of AIM’s “S corporation” election, and the acceptances by the IRS of such elections have been delivered to Heartland.
(dd) No AIM Entity has any liability for Tax under Section 1374 of the Code that has not been satisfied in full.
(ee) The Statutory Trust is, and has been at all times since its inception, a grantor trust under subpart E, Part I of subchapter J of the Code, and not an association or publicly traded partnership taxable as a corporation. All of the AIM Entities have, at all relevant times since the formation of the Statutory Trust, treated the Statutory Trust as a grantor trust for all U.S. federal, state and local Tax purposes. The Statutory Trust has timely filed (or has had timely filed on its behalf) each Return required to be filed or sent by it in respect of any Taxes, each of which was correctly completed and accurately reflected Liability for Taxes

(if any) of the Statutory Trust in all material respects. At all times since the issuance of the Statutory Trust Securities that are Capital Securities of the Statutory Trust, the principal amounts, interest and other amounts due and payable on such Capital Securities have been paid in accordance with the terms of the relevant Statutory Trust Indenture and other applicable agreements, without any deferral of interest thereon.
4.21 Contracts and Commitments.
(a) Schedule 4.21(a) lists the following Contracts to which any of the AIM Entities is a party or subject or by which it is bound (such Contracts required to be listed on Schedule 4.21(a), the “Material Contracts”):
(i) any employment, agency, collective bargaining Contract or consulting or independent contractor Contract;
(ii) any written or oral Contract relating to any severance pay for any Person;
(iii) any written or oral Contract creating, modifying, memorializing or otherwise related to any obligation of any of the AIM Entities upon a change of control;
(iv) any Contract to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), except for securities sold under a repurchase agreement providing for a repurchase date 30 days or less after the purchase date;
(v) any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $75,000 for any individual contract or $150,000 for any group of related contracts in the aggregate, or (B) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not entered into in the Ordinary Course of Business and is either not terminable by it on 30 days’ or less notice without penalty or involves more than $75,000 for any individual contract or $150,000 in the aggregate for any group of related contracts;
(vi) any Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit any AIM Entity from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity;
(vii) any stock purchase, stock option, restricted stock or restricted stock unit or stock incentive plan;
(viii) any Contract for capital expenditures in excess of $75,000;
(ix) any partnership agreement, joint venture agreement, limited liability company agreement, agreement among shareholders, investor rights agreement or other similar Contract or arrangement;
(x) any Contract with a Governmental Entity;
(xi) any Contract pursuant to which any AIM Entity grants or makes available, or is granted or receives, any license, or other right requiring an expenditure in excess of $100,000 annually, with respect to any material Intellectual Property in each case that is reasonably necessary to operate the businesses of the AIM Entities in the Ordinary Course of Business consistent, in the case of AimBank, with safe and sound banking practices (other than non-exclusive licenses to commercially available software);
(xii) any Contract relating to Indebtedness of more than $200,000 of any AIM Entity (other than, in the case of AimBank, deposit agreements or repurchase agreements (A) entered into in the Ordinary Course of Business consistent with safe and sound banking practices and on the same terms as those contained in the standard deposit agreement of AimBank, and (B) evidencing deposit Liabilities of AimBank);
(xiii) any Contract the costs of which are Transaction Expenses; and
(xiv) any other Contract material to the businesses of the AIM Entities, taken as a whole, which is not entered into in the Ordinary Course of Business.

(b) Each of the AIM Entities has performed all obligations required to be performed by it prior to the date hereof in connection with the Contracts or commitments set forth on Schedule 4.21(a), and none of the AIM Entities is in receipt of any claim of default under any Contract or commitment set forth on Schedule 4.21(a), except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on the AIM Entities or materially adversely affect the consummation of the transactions contemplated hereby. None of the AIM Entities has any present expectation or intention of not fully performing any material obligation pursuant to any Contract or commitment set forth on Schedule 4.21(a). To the Knowledge of AIM, there has been no cancellation, breach or anticipated breach by any other party to any Contract or commitment set forth on Schedule 4.21(a), except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a Material Adverse Effect on the AIM Entities, or materially adversely affect the consummation of the transactions contemplated hereby.
4.22 Litigation. Schedule 4.22 lists all Litigation pending or, to the Knowledge of AIM, threatened against any of the AIM Entities, and each Governmental Order to which any of the AIM Entities is subject. To the Knowledge of AIM, there are no facts that would reasonably be expected to give rise to other Litigation against any of the AIM Entities. None of the matters set forth on Schedule 4.22, individually or in the aggregate, will have or would reasonably be expected to have a Material Adverse Effect on the AIM Entities, or the materially adversely affect the consummation of the transactions contemplated hereby.
4.23 Financial Advisor. Except as provided in the engagement letter dated February 28, 2019, by and among AIM, Hillworth LLC and the firm identified on Schedule 4.34, and the fees and compensation payable to the firm identified on Schedule 4.34, there are no claims for brokerage commissions, finders’ fees, financial advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of any AIM Entity.
4.24 Employees.
(a) Schedule 4.24(a) lists, as of December 31, 2019, (i) each employee of each of the AIM Entities as of the date of this Agreement, and indicates for each such employee, and in the aggregate, (ii) which AIM Entity employs such employee, (iii) whether such employee is full-time, part-time or on temporary status, (iv) whether such employee is an exempt or non-exempt employee under the Fair Labor Standards Act or applicable state law, (v) whether the employee is a salaried or hourly employee, (vi) the employee’s annual salary, wages and/or any other compensation arrangement (including compensation payable or for which such employee may be eligible pursuant to bonus, incentive, deferred compensation or commission arrangements), (vii) the number of hours of PTO, vacation time, and/or sick time that the employee has accrued as of the date hereof and the aggregate dollar amount thereof, (viii) the date of commencement of the employee’s employment, (ix) the employee’s position and/or title, (x) whether such employee is or will be on a leave of absence, including any protected leave under federal or state Law, as of the Effective Time, and (xi) whether such employee has any written or oral Contract with any of the AIM Entities or otherwise is other than an employee at-will. To the Knowledge of AIM, no executive or managerial employee of any of the AIM Entities and no significant group of employees of any of the AIM Entities has any plans to terminate his, her or their employment.
(b) Each of the AIM Entities has complied in all material respects with all applicable Laws relating to employment and employment practices and/or the engagement of independent contractors, including but not limited to those Laws relating to the classification of employees as exempt or non-exempt employees or the classification of workers as independent contractors, calculation and payment of wages (including overtime pay, maximum hours of work and child labor restrictions), equal employment opportunity (including Laws prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or any other protected characteristic under any federal, state or local Law), protected leaves of absence (including leave under the Family Medical Leave Act), the protection of whistleblowers, affirmative action and other hiring practices, immigration, occupational safety and health, workers compensation, unemployment insurance, the payment of social security and other Taxes, the protection of confidential information, and/or unfair labor practices under the National Labor Relations Act or applicable state Law, and, to the Knowledge of AIM, there are no facts which would constitute a violation of any applicable Law relating to employment and employment practices and/or the engagement of independent contractors.

(c) To the Knowledge of AIM, no employee of any AIM Entity is subject to any secrecy or noncompetition agreement or any other Contract or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the businesses of any AIM Entity as currently conducted.
(d) There are no employees of any AIM Entities who, as of the date of this Agreement, hold a temporary work authorization, including H-1B, L-1, F-1 or J-1 visas or work authorizations.
(e) The employment of all employees of any of the AIM Entities who were terminated within the three (3) years prior to the Effective Time was terminated in accordance with any applicable contract terms and applicable Law, and none of the AIM Entities has any Liability under any Contract or applicable Law applicable to any such terminated employee. Except as set forth in Schedule 4.24(e), the transactions contemplated by this Agreement will not cause any AIM Entity to incur or suffer any Liability relating to, or obligation to pay, severance, termination or other payment to any Person.
(f) None of the AIM Entities is subject to any outstanding Governmental Order requiring any action with respect to or related to the employment of any employees, or the engagement of any independent contractors or consultants, including any temporary, preliminary or permanent injunction.
(g) All loans that any AIM Entity has outstanding to any of its employees were made in the Ordinary Course of Business on the same terms as would have been provided to a Person not Affiliated with such AIM Entity, and all such loans with a principal balance exceeding $100,000, or that are nonaccrual or on the watch list of any AIM Entity, are set forth in Schedule 4.24(g).
(h) No employee of any AIM Entity is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated. Within the last five years, none of the AIM Entities has experienced and, to the Knowledge of AIM, there has not been threatened, any strike, work stoppage, slowdown, lockout, picketing, leafleting, boycott, other labor dispute, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state Law. No grievance, demand for arbitration or arbitration proceeding arising out of or under any collective bargaining agreement is pending or, to the Knowledge of AIM, threatened.
(i) No Litigation is pending or, to the Knowledge of AIM, threatened between any AIM Entity and any applicant for employment of such AIM Entity or any of its current or former employees, independent contractors or consultants, or any class or collective of any of the foregoing, including any Litigation in or before:
(i) any federal or state court;
(ii) the Equal Employment Opportunity Commission or any corresponding state or local fair employment practices agency relating to any claim or charge of discrimination or harassment in employment;
(iii) the United States Department of Labor or any corresponding state or local agency relating to any claim or charge concerning hours of work, wages or employment practices;
(iv) the Occupational Safety and Health Administration or any corresponding state or local agency relating to any claim or charge concerning employee safety or health;
(v) the Office of Federal Contract Compliance or any corresponding state agency;
(vi) the IRS or any corresponding state agency;
(vii) the National Labor Relations Board or any corresponding state agency, whether relating to any unfair labor practice or any question concerning representation; and/or
(viii) any Texas or other state Governmental Entity;
and, to the Knowledge of AIM, there are no facts that would form a reasonable basis for any such Litigation.

(j) Each of the AIM Entities has correctly classified its current and former employees (collectively, the “AIM Employees”) as exempt or non-exempt in compliance with the Fair Labor Standards Act and/or any corresponding state Law.
(k) Each of the AIM Entities has classified all independent contractors in compliance with the Fair Labor Standards Act and/or any corresponding state Law.
(l) Each of the AIM Entities has paid in full to all AIM Employees all wages, salaries, bonuses and commissions due and payable to such employees under any contract or Law, and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees, and has withheld and paid all amounts required by Law to be withheld and paid from the compensation paid to AIM Employees, as Taxes or otherwise, and it not liable for any arrears of wages or Taxes or any penalties for failure to comply with the foregoing.
(m) There has been no lay-off of employees or work reduction program undertaken by or on behalf of any AIM Entity in the past two years, including any termination program for purposes of the Age Discrimination in Employment Act or any plant closing or mass layoff for purposes of the WARN Act, and no such program has been adopted by any AIM Entity or been publicly announced.
(n) Each of the AIM Entities properly has maintained all insurance related to the employment of any AIM Employee, including workers’ compensation and unemployment insurance coverage, to the extent required by any Law. There are no workers’ compensation or unemployment claims pending against any of the AIM Entities or, to the Knowledge of AIM, any facts that would reasonably give rise to such a claim, that are not fully covered by insurance indemnity with respect to the amount of such claims.
(o) Except as set forth on Schedule 4.24(o), none of the AIM Entities is under any obligation related to the garnishment of wages for any of its employees as of the date of this Agreement.
(p) Each of the AIM Entities has implemented commercially reasonable policies and practices for the protection of confidential and proprietary business information, including intellectual property, and has required each AIM Employee who has or reasonably could have been expected to have access to confidential or proprietary business information of any of the AIM Entities to acknowledge and agree in writing to comply with policies of the AIM Entities regarding the protection of all such confidential and proprietary business information (which policies AIM believes are reasonable and customary in the banking industry).
4.25 Employee Benefit Plans.
(a) Schedule 4.25(a) sets forth all Plans by name and brief description identifying: (i) the type of Plan, (ii) the funding arrangements for the Plan, (iii) the sponsorship of the Plan, (iv) the participating employers in the Plan, and (v) any one or more of the following characteristics that may apply to such Plan: (A) defined contribution plan as defined in Section 3(34) of ERISA or Section 414(i) of the Code, (B) defined benefit plan as defined in Section 3(35) of ERISA or Section 414(j) of the Code, (C) Plan that is or is intended to be Tax qualified under Section 401(a) or 403(a) of the Code, (D) Plan that is or is intended to be an employee stock ownership plan as defined in Section 4975(e)(7) of the Code (and whether or not such Plan has entered into an exempt loan), (E) nonqualified deferred compensation arrangement, (F) employee welfare benefit plan as defined in Section 3(1) of ERISA, (G) multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (H) multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code, (I) Plan providing benefits after separation from service or termination of employment, (J) Plan that owns any AIM or other employer securities as an investment, (K) Plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of any AIM Entity, (L) Plan that is maintained pursuant to collective bargaining and (M) Plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.
(b) There is no corporation, trade or business (separately for each category below that applies): (i) which is (or was during the preceding five years) under common control with any of the AIM Entities within the meaning of Section 414(b) or (c) of the Code; (ii) which is (or was during the preceding five years) in an affiliated service group with any of the AIM Entities within the meaning of Section 414(m) of the Code; (iii) which is (or was during the preceding five years) the legal employer of Persons providing services to any of the AIM Entities as leased employees within the meaning of Section 414(n) of the Code; and (iv) with respect to which any of the AIM Entities is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et. seq. of ERISA) or the Family and Medical Leave Act.
(c) AIM has made available to Heartland true and complete copies of, where applicable: (i) the most recent determination letter, if any, received by any AIM Entity from the IRS regarding each Plan; (ii) the most recent determination or opinion letter ruling, if any, from the IRS that each trust established in connection with Plans which are intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt; (iii) all pending applications, if any, for rulings, determinations, opinions, no-action letters and the like filed with any governmental agency (including the Department of Labor, IRS, Pension Benefit Guaranty Corporation and the SEC); (iv) the financial statements for each Plan for the three most recent fiscal or Plan years (in audited form if required by ERISA) and, where applicable, Annual Report/Return (Form 5500) with schedules, if any, and attachments for each Plan; (v) the most recently prepared actuarial valuation report for each Plan (including reports prepared for funding, deduction and financial accounting purposes); (vi) plan documents, trust agreements, insurance contracts, service agreements and all related Contracts and documents (including any employee summaries and material employee communications) with respect to each Plan, if any; and (vii) collective bargaining agreements (including side agreements and letter agreements) relating to the establishment, maintenance, funding and operation of any Plan, if any.
(d) Schedule 4.25(d) identifies each employee of the AIM Entities who is: (i) absent from active employment due to short or long term disability; (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state Law; (iii) absent from active employment on any other leave or approved absence; (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment); or (v) not an “at will” employee.
(e) With respect to continuation rights arising under federal or state Law as applied to Plans that are group health plans (as defined in Section 601 et. seq. of ERISA), Schedule 4.25(e) identifies: (i) each AIM Employee or qualifying beneficiary who has elected continuation; and (ii) each AIM Employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.
(f) (i) All Plans intended to be Tax qualified under Section 401(a) or Section 403(a) of the Code have received a determination, opinion or advisory letter stating that they are so qualified; (ii) all trusts established in connection with Plans which are intended to be tax exempt under Section 501(a) or (c) of the Code have received a determination, opinion or advisory letter stating that they are so tax exempt; (iii) to the extent required either as a matter of Law or to obtain the intended tax treatment and tax benefits, all Plans comply in all material respects with the requirements of ERISA and the Code; (iv) all Plans have been maintained and administered (both in form and operation) materially in accordance with the documents and instruments governing the Plans and applicable Law; (v) all reports and filings with governmental agencies (including the Department of Labor, IRS, Pension Benefit Guaranty Corporation and the SEC) required in connection with each Plan have been timely made; (vi) all disclosures and notices required by Law or Plan provisions to be given to participants and beneficiaries in connection with each Plan have been properly and timely made in all material respects; and (vii) each of the AIM Entities has made a good faith effort to comply with the reporting and taxation requirements for FICA Taxes with respect to any deferred compensation arrangements under Section 3121(v) of the Code.
(g) (i) All contributions, premium payments and other payments required to be made in connection with the Plans have been timely made in accordance with applicable Law, (ii) a proper accrual has been made on the books of account of each of the AIM Entities for all contributions, premium payments and other payments due in the current fiscal year, (iii) no contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419 or Section 419A of the Code or otherwise) and (iv) none of the AIM Entities has any liabilities with respect to any Plan that is subject to Section 301 et seq. of ERISA or Section 412 of the Code, and (v) to the Knowledge of AIM, none of the AIM Entities has any actual or potential Liability arising under Title IV of ERISA as a result of any Plan that has terminated or is in the process of terminating.

(h) Except as disclosed on Schedule 4.25(h):
(i) no action, suit, charge, complaint, proceeding, hearing, investigation or claim is pending with regard to any Plan other than routine uncontested claims for benefits;
(ii) the consummation of the transactions contemplated by this Agreement will not cause any Plan to increase benefits payable to any participant or beneficiary;
(iii) the consummation of the transactions contemplated by this Agreement will not: (A) entitle any AIM Employee to severance pay, unemployment compensation or any other payment, benefit or award, or (B) accelerate or modify the time of payment or vesting, or increase the amount of any benefit, award or compensation due any such employee;
(iv) none of the AIM Entities has been notified that any Plan is currently under examination or audit by the Department of Labor, the IRS, the Pension Benefit Guaranty Corporation or the SEC;
(v) to the Knowledge of AIM, none of the AIM Entities has any actual or potential Liability under Section 4201 et. seq. of ERISA for either a complete withdrawal or a partial withdrawal from a multiemployer plan; and
(vi) with respect to the Plans, to the Knowledge of AIM, none of the AIM Entities has any Liability (either directly or as a result of indemnification) for (and the transaction contemplated by this Agreement will not cause any Liability for): (A) any excise Taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other section of the Code, or (B) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, or (C) any excise Taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable Law.
(i) Except as disclosed on Schedule 4.25(i):
(i) all accruals required under FAS 106 and FAS 112 have been properly accrued on the financial statements of each of AIM Entities;
(ii) no condition, Contract or Plan provision limits the right of any of the AIM Entities to amend, cut back or terminate any Plan (except to the extent such limitation arises under ERISA or the Code); and
(iii) none of the AIM Entities has any liability for life insurance, death or medical benefits after separation from employment other than (A) death benefits under the Plans identified on Schedule 4.25(i), or (B) health care continuation benefits described in Section 4980B of the Code.
(j) Each Plan, or other nonqualified deferred compensation plan of any of the AIM Entities, that is subject to Section 409A of the Code has been designed and has been administered in compliance with Section 409A and the Treasury Regulations thereunder.
(k) Each Plan that is also a “group health plan” for purposes of the Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-148) and the Health Care and Education Reconciliation Act of 2010 (Pub. L. No. 111-152) (collectively, the “Affordable Care Act”) is in compliance with the applicable terms of the Affordable Care Act. Each of the AIM Entities and each Commonly Controlled Entity offer minimum essential health coverage, satisfying affordability and minimum value requirements, to their full time employees (as defined by the Affordable Care Act) sufficient to prevent liability for assessable payments under Sections 4980H(a) and 4980H(b) of the Code. Each Plan that is also a “group health plan” under the Affordable Care Act is operated in compliance with:
(i) market reform mandates set forth under Public Health Services Act Sections 2701 through 2709 and Sections 2711 through 2719A;
(ii) fees and reporting requirements for Patient-Centered Outcomes Research under Code Section 4376 and applicable regulations and transitional reinsurance under 45 C.F.R. Sections 153.10 through 153.420;
(iii) income exclusion provisions under Code Sections 105, 106 and 125;

(iv) information reporting rules as set forth under Sections 6051(a)(14), 6055 and 6056 of the Code; and
(v) standards for electronic transactions and operating rules under Sections 1171 and 1173 of the Social Security Act.
4.26 KSOP Trustees. The Persons set forth on Schedule 4.26 are the duly appointed KSOP Trustees, with the power and authority to act on behalf of the KSOP (a) as fiduciary of the KSOP in the manner described in Section 3(21)(A) of ERISA and (b) on behalf of the KSOP to the extent specified in the KSOP and any related trust or other documents.
4.27 Insurance. (a) Schedule 4.27 hereto lists each insurance policy and bond maintained by each AIM Entity with respect to its properties and assets, or otherwise and (b) Confidential Annex 4.27 contains certain representations and warranties of AIM relating to insurance policy coverage. Prior to the date hereof, AIM has delivered to Heartland complete and accurate copies of each of the insurance policies and bonds described on Schedule 4.27. All such insurance policies and bonds are in full force and effect, and none of the AIM Entities is in default with respect to its obligations under any of such insurance policies. There is no claim by any of the AIM Entities pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. Each of the AIM Entities will after the Closing continue to have coverage under such policies and bonds with respect to events occurring prior to the Closing, including pursuant to the D&O Insurance tail policy.
4.28 Affiliate Transactions. Except as set forth on Schedule 4.28, none of the AIM Entities or any of their respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof will mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such Persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement with any AIM Entity or any other Contract with such AIM Entity (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of any AIM Entity.
4.29 Compliance with Laws; Permits.
(a) Except as set forth on Schedule 4.29, each of the AIM Entities is, and at all times since January 1, 2015 has been, in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations, including (to the extent applicable) the Bank Holding Company Act, the FDIA, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other applicable Governmental Order or Governmental Authorization regulating or otherwise affecting bank holding companies, banks, banking and mortgage lending; and no claims have been filed by any Governmental Entity against any AIM Entity alleging such a violation of any such Law which have not been resolved to the satisfaction of such Governmental Entity.
(b) Since January 1, 2015, none of the AIM Entities has been advised of, and AIM has no reason to believe that, any facts or circumstances exist that could reasonably be expected to cause any AIM Entity to be deemed to be operating its business in violation of any provision of the Bank Secrecy Act, the USA PATRIOT Act of 2001 or any Governmental Order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law or Governmental Order issued with respect to economic sanctions programs by the U.S. Department of the Treasury’s Office of Foreign Assets Control.
(c) Since January 1, 2015, each of the AIM Entities has held all Governmental Authorizations required for the conduct of its business, except where the failure to hold any such Governmental Authorization would not have a Material Adverse Effect on any AIM Entity.
(d) None of the AIM Entities or any of their respective properties is a party to or is subject to any order, decree, directive, agreement or memorandum of understanding with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Bank Regulator, nor has any of the AIM Entities adopted any policies, procedures or board resolutions at the request or suggestion of, any Bank Regulator. The AIM Entities have paid all assessments made or imposed by any Bank Regulator.
(e) None of the AIM Entities has been advised by, nor, to the Knowledge of AIM, do any facts exist which would reasonably be expected to give rise to an advisory notice by, any Bank Regulator that such Bank Regulator is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.
(f) (i) No Governmental Entity has initiated since December 31, 2015 or has pending any proceeding, enforcement action or, to the Knowledge of AIM, investigation or inquiry into the business, operations, policies, practices or disclosures of any of the AIM Entities (other than normal examinations conducted by a Bank Regulator in the Ordinary Course of the Business of such AIM Entity), or, to the Knowledge of AIM, threatened any of the foregoing, and (ii) there is no unresolved violation, criticism, comment or exception by any Bank Regulator with respect to any report or statement relating to any examinations or inspections of any of the AIM Entities.
4.30 No Fiduciary Accounts. Except as disclosed on Schedule 4.30, none of the AIM Entities acts as a fiduciary for any customer or account (including acting as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor).
4.31 Interest Rate Risk Management Instruments.
(a) Schedule 4.31 sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which any AIM Entity is a party or by which any of its properties or assets may be bound. AIM has delivered to Heartland true, correct and complete copies of all such interest rate risk management agreements and arrangements.
(b) All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which any of the AIM Entities is a party or by which any of its properties or assets may be bound were entered into in the Ordinary Course of Business and in accordance in all material respects with prudent banking practice and applicable rules, regulations and policies of Bank Regulators and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by Remedies Exceptions), and are in full force and effect. Each of the AIM Entities has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and, to the Knowledge of AIM, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.32 No Guarantees. No Liability of any AIM Entity is guaranteed by any other Person, nor, except as set forth in Schedule 4.32, has any AIM Entity guaranteed the Liabilities of any other Person.
4.33 Regulatory Approvals. AIM is not aware of any fact or circumstance relating to any AIM Entity that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained.
4.34 Fairness Opinion. AIM has received an opinion from the firm set forth on Schedule 4.34 addressed to the Board of Directors of AIM to the effect that, as of the date of such opinion, and based upon the assumptions, qualifications contained therein, the Merger Consideration is fair, from a financial point of view, to the holders of AIM Common Stock. AIM has obtained the authorization of such firm to include a copy of its fairness opinion in the Proxy Statement/Prospectus.
4.35 Transactions in Securities.
(a) All offers and sales of capital stock of AIM by AIM were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act and any applicable state securities Laws.

(b) None of the AIM Entities, and, to the Knowledge of AIM, (i) no director or executive officer of such AIM Entities and (ii) no Person related to any such director or executive officer by blood, marriage or adoption and residing in the same household has purchased or sold, or caused to be purchased or sold, any AIM Common Stock or other AIM securities in violation of any applicable provision of federal or state securities Laws.
4.36 Registration Obligation. Neither AIM nor AimBank is under any obligation, contingent or otherwise, to register any of their respective securities under the Securities Act.
4.37 Recent AIM Acquisitions.
(a) Except for the Recent AIM Acquisitions, none of the AIM Entities has engaged in an AIM Acquisition since January 1, 2017.
(b) The representations and warranties of AIM and AimBank, as applicable, set forth in the AIM Acquisition Agreements were true and correct as of the dates provided in the AIM Acquisition Agreements, and each of AIM and AimBank, as applicable, has complied in all material respects with its covenants and agreements set forth in the AIM Acquisition Agreements.
(c) To the Knowledge of AIM, the representations and warranties of the AIM Acquisition Parties in the AIM Acquisition Agreements were true and correct as of the dates provided in the AIM Acquisition Agreements, and the AIM Acquisition Parties have complied in all material respects with their covenants and agreements set forth in the AIM Acquisition Agreements.
(d) Except as set forth on Schedule 4.37(d), no indemnification claims have been made against any of the AIM Entities by any Persons in connection with any of the Recent AIM Acquisitions.
4.38 No Other Representations or Warranties. Except for the representations and warranties made by AIM in this Article 4, neither AIM nor any other Person makes any express or implied representation or warranty with respect to AIM, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and AIM hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither AIM nor any other Person makes or has made any representation or warranty to Heartland or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to AIM, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by AIM in this Article 4, any oral or written information presented to Heartland or any of its Affiliates or Representatives in the course of their due diligence investigation of AIM, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
ARTICLE 5
CONDUCT OF BUSINESS PENDING THE MERGER
5.1 Conduct of Business. From the date of this Agreement to the Effective Time, unless Heartland will otherwise agree in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including Schedule 5.1 or except as may be required by applicable Law, any Governmental Order or policies imposed by any Governmental Entity:
(a) (i) the businesses of each of the AIM Entities will be conducted only in, and none of the AIM Entities will take any action except in, the Ordinary Course of Business and in accordance with all applicable Laws and (ii) AIM will take the actions set forth on Confidential Annex 5.1(a)(ii);
(b) each of the AIM Entities will (i) preserve its business organization and goodwill, and will use commercially reasonable efforts to keep available the services of its officers, employees and consultants and maintain satisfactory relationships with vendors, customers and others having business relationships with it, (ii) subject to applicable Laws, confer on a regular and frequent basis with representatives of Heartland to report operational matters and the general status of ongoing operations as reasonably requested by Heartland and (iii) not take any action that would render, or that reasonably would be expected to render, any representation or warranty made by AIM in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty;

(c) none of the AIM Entities will, directly or indirectly,
(i) amend or propose to amend its Charter or Bylaws;
(ii) issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except (A) deposit and other bank obligations in the Ordinary Course of Business or (B) pursuant to the exercise of AIM Stock Options outstanding as of the date hereof in accordance with their terms;
(iii) redeem, purchase, acquire or offer to acquire, directly or indirectly, any shares of capital stock of any AIM Entity;
(iv) split, combine or reclassify any outstanding shares of capital stock of any AIM Entity, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of any AIM Entity, except that AimBank will be permitted to pay dividends on shares of AimBank Common Stock in the Ordinary Course of Business;
(v) incur any Indebtedness, except in the Ordinary Course of Business;
(vi) discharge or satisfy any material Encumbrance on its properties or assets or pay any material liability, except in the Ordinary Course of Business;
(vii) sell, assign, transfer, mortgage, pledge or subject to any Encumbrance any of its assets, except (A) in the Ordinary Course of Business; provided, that any such sale, assignment or transfer of any Operating Real Property will not be considered in the Ordinary Course of Business, (B) Permitted Encumbrances and (C) Encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;
(viii) cancel any material Indebtedness or claims or waive any rights of material value, except in the Ordinary Course of Business;
(ix) engage in any AIM Acquisition;
(x) make any single or group of related capital expenditures or commitments therefor in excess of $75,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $75,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate; or
(xi) change any of its methods of accounting in effect on the date of the Latest Balance Sheet, other than changes required by GAAP or regulatory accounting principles;
(xii) cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;
(xiii) enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management employee, except in the Ordinary Course of Business;
(xiv) enter into or modify any independent contractor or consultant Contract between an AIM Entity and an independent contractor or consultant of such AIM Entity outside of the Ordinary Course of Business in a manner that requires annual payments to such independent contractor or consultant in excess of $100,000;
(xv) terminate the employment of any employee of any AIM Entity, other than in the Ordinary Course of Business;
(xvi) terminate or amend any bonus, profit sharing, stock option, restricted stock, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated hereunder or by Law and except for the agreements set forth on Schedule 5.1(c);

(xvii) make, modify or revoke any election with respect to Taxes, consent to any waiver or extension of time to assess or collect any Taxes, file any amended Returns or file any refund claim;
(xviii) enter into or propose to enter into, or modify or propose to modify, any Contract with respect to any of the matters set forth in this Section 5.1(c);
(xix) (A) extend credit or enter into any Contract binding any AIM Entity to extend credit except in the Ordinary Course of Business and in accordance with the lending policies of such AIM Entity as disclosed to Heartland, or extend credit or enter into any Contract binding it to extend credit (1) in an amount in excess of $500,000 on an unsecured basis or $1,000,000 on a secured basis, in each case with respect to a single loan, or (2) to any borrower with a loan on the watch list of any AIM Entity without, in each case, first providing Heartland (at least three (3) Business Days prior written notice to extending such credit or entering into any Contract binding any AIM Entity to do so) with a copy of the loan underwriting analysis and credit memorandum of the applicable AIM Entity and the basis of the credit decision of such AIM Entity, or (B) sell, assign or otherwise transfer any participation in any loan without first providing Heartland at least three (3) Business Days prior written notice of any such sale, assignment or other transfer; or
(xx) sell any equity securities in its investment portfolio, other than in the Ordinary Course of Business.
5.2 Access to Information; Confidentiality.
(a) AIM will permit and will cause each AIM Entity to permit Heartland full access on reasonable notice and at reasonable hours to the properties of such AIM Entity, and will disclose and make available (together with the right to copy) to Heartland and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of Heartland all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of the AIM Entities, including all books of account (including the general ledgers), Tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, Contracts, filings with any regulatory authority, accountants’ work papers, litigation files (including legal research memoranda), documents relating to assets and title thereto (including abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), Plans, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which Heartland may have a reasonable interest, including its interest in planning for integration and transition with respect to the businesses of the AIM Entities; provided, however, that (i) the foregoing rights granted to Heartland will in no way affect the nature or scope of the representations, warranties and covenants of AIM set forth herein, and (ii) AIM will be permitted to keep confidential any information that AIM reasonably believes is subject to legal privilege or other legal protection that would be compromised by disclosure to Heartland. In addition, AIM will instruct the officers, employees, counsel and accountants of each of the AIM Entities to be available for, and respond to any questions of, such Heartland representatives at reasonable hours and with reasonable notice by Heartland to such individuals, and to cooperate fully with Heartland in planning for the integration of the businesses of the AIM Entities with the businesses of Heartland and its Affiliates.
(b) For the purpose of AIM verifying the representations and warranties of Heartland under this Agreement and compliance with its covenants and obligations hereunder, Heartland will make available such documents as are reasonably requested by AIM; provided, however, that (i) the foregoing rights granted to AIM will in no way affect the nature or scope of the representations, warranties and covenants of Heartland set forth herein, and (ii) Heartland will be permitted to keep confidential any information that Heartland reasonably believes is subject to legal privilege or other legal protection that would be compromised by disclosure to AIM. AIM will use commercially reasonable efforts to minimize any interference with Heartland’s regular business operations in connection with any request for Heartland to make available documents pursuant to this Section 5.2(b).
(c) Any confidential information or trade secrets of each party received by the other party, its employees or agents in the course of the consummation of the Merger will be treated confidentially and held in confidence pursuant to the NDA, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information or trade secrets or both will be destroyed by the receiving party or, at the request of the disclosing party, returned to the disclosing party if this Agreement is terminated as provided in Article 8. Such information will not be used by either party or its agents to the detriment of the other party or its Subsidiaries and will at all times be maintained and held in compliance with the NDA.
(d) In the event that this Agreement is terminated, neither Heartland nor AIM will disclose, except as required by Law or pursuant to the request of a Governmental Entity, the basis or reason for such termination, without the consent of the other party.
5.3 Notice of Developments. To the extent permitted by applicable Law, AIM will promptly notify Heartland of any emergency or other change in the Ordinary Course of Business of any of the AIM Entities. Each party will promptly notify the other party in writing if such party should discover that any representation or warranty made by it in this Agreement was when made, has subsequently become or will be on the Closing Date untrue in any respect. No disclosure pursuant to this Section 5.3 will be deemed to amend or supplement the Disclosure Schedules or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of agreement.
5.4 Certain Loans and Related Matters. AIM will make available to Heartland a complete and accurate list as of the end of each calendar month following the date of this Agreement within 25 days after the end of each such calendar month of (a) all of the periodic internal credit quality reports of any AIM Entity prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of any AIM Entity classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds $500,000, (e) any current repurchase obligations of any AIM Entity with respect to any loans, loan participations or state or municipal obligations or revenue bonds, and (f) any standby letters of credit issued by AimBank.
5.5 Financial Statements and Pay Listings.
(a) AIM will make available to Heartland balance sheets of AIM and AimBank as of the end of each calendar month following the date of this Agreement and the related statements of income, within 25 days after the end of each such calendar month. Such financial statements will be prepared on a basis consistent with the Latest Balance Sheet and the Related Financial Statement and on a consistent basis during the periods involved, and will fairly present the financial positions of AIM and AimBank as of the dates thereof and the results of operations of AIM and AimBank for the periods then ended.
(b) AIM will make available to Heartland the payroll listings of each of the AIM Entities as of the last day of each pay period ending after the date of this Agreement, within one week after the end of such pay period.
5.6 Consents and Authorizations. AIM will use its commercially reasonable efforts to obtain (at no cost to Heartland), prior to Closing, all Consents (the “Required Consents”) necessary or reasonably desirable for the consummation of the transactions contemplated by this Agreement. AIM will keep Heartland reasonably advised of the status of obtaining the Required Consents, and Heartland will reasonably cooperate with AIM to obtain the Required Consents, which will include providing publicly available financial or other information about Heartland and executing and delivering any consent, assignment or other instrument reasonably requested by any Person providing a Required Consent.
5.7 Tax Matters.
(a) Each AIM Entity, at its own or AIM’s expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns required to be filed by the AIM Entity on or before the Effective Date, and timely pay all Taxes reflected thereon. No later than 10 days prior to the due date (including extensions) for filing any income or franchise Tax Returns referred to in the foregoing sentence, AIM will deliver such Returns to Heartland for review and comment. The relevant AIM Entity will consider the comments of Heartland in good faith and will incorporate comments reasonably requested by Heartland in each such Return prior to filing thereof. With respect to any Returns referred to in the first sentence of this subsection (a), other than income and franchise Tax Returns, AIM will deliver complete and accurate copies of such Returns, as filed, to Heartland within five days after the date of filing of such Returns.

(b) Heartland, at its own expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns of the AIM Entities required to be filed after the Effective Date. Heartland will prepare and file all such Returns in respect of a taxable period which ends on or prior to the Effective Date that are not required to be filed on or before the Effective Date, and all such Tax Returns in respect of a taxable period which begins before and ends after the Effective Date, consistent with past practices of the AIM Entity, to the extent such practices comply with applicable Law.
(c) AIM will be liable for any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes that become payable in connection with the Merger and other transactions contemplated hereby. The applicable parties will cooperate in preparing and filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Effective Date in accordance with any available pre-sale filing procedure, and to obtain any exemption from or refund of any such Transfer Tax.
(d) The AIM Entities and Heartland will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Returns pursuant to this Section 5.7 and in connection with any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other party’s reasonable request) the provision of records and information (including making such records and information available for copying) which are reasonably relevant to any such audit, litigation or other proceeding, the timely provision to the other party of powers of attorney or similar authorizations necessary to carry out the purposes of this Section 5.7, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Heartland and each of the AIM Entities agrees to retain all books and records with respect to Tax matters pertinent to the AIM Entities relating to any taxable period which ends on or prior to the Effective Date until the expiration of the statute of limitations (and, to the extent notified by Heartland or its Affiliate, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Entity.
5.8 No Solicitation.
(a) AIM will not, and AIM will use its commercially reasonable efforts to cause the other AIM Entities and the officers, directors, employees agents and authorized representatives (“Representatives”) of all AIM Entities not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any AIM Entity to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required AIM Shareholder Vote, this Section 5.8(a) will not prohibit AIM, the Board of Directors of AIM or any representative of AIM from making any inquiries with respect to any Acquisition Proposal solely for the purpose of clarifying such Acquisition Proposal to enable the Board of Directors of AIM to make a determination that such Acquisition Proposal is a Superior Proposal or from furnishing nonpublic information regarding the AIM Entities to, or entering into discussions or negotiations with, any Person in response to a Superior Proposal that is submitted to AIM by such Person (and not withdrawn) if (1) neither AIM nor any other AIM Entities and any of their respective Representatives have violated any of the restrictions set forth in this Section 5.8(a), (2) the Board of Directors of AIM concludes in good faith, after having consulted with and considered the advice of outside counsel and financial advisors to AIM, that such action is required in order for the Board of Directors of AIM to comply with its fiduciary obligations to AIM’s shareholders under applicable Law, (3) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, AIM gives Heartland written notice of the identity of such Person and of AIM’s intention to furnish nonpublic information to, or enter into discussions with, such Person, and AIM receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of AIM and (4) at least two Business Days prior to furnishing any such nonpublic information to such Person, AIM furnishes such nonpublic information to Heartland (to the extent such nonpublic information has not been previously furnished by the AIM to Heartland). Without limiting the generality of the foregoing, AIM acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any AIM Entity or any of its Representatives will be deemed to constitute a breach of this Section 5.8(a) by AIM.
(b) AIM will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information) advise Heartland orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the AIM Entities (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person prior to the Closing Date. AIM will keep Heartland fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.
(c) AIM will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.
(d) AIM will not release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which AIM is a party, and will enforce or cause to be enforced each such agreement at the request of Heartland. AIM will promptly request each Person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of AIM.
5.9 Maintenance of Allowance for Loan and Lease Losses; Purchase Discounts.
(a) AIM will cause each AIM Entity to maintain its ALLL in compliance with GAAP and Regulatory Accounting Principles and its existing methodology for determining the adequacy of the ALLL, as well as the standards established by all applicable Governmental Entities and the Financial Accounting Standards Board. AIM agrees that the ALLL of each AIM Entity will be adequate under all standards, and that the ALLL will be consistent with the historical loss experience of the applicable AIM Entity. Without limiting the generality of the foregoing, without the consent of Heartland or as set forth in Schedule 5.9, AIM will not permit any AIM Entity to reverse any amount of its previously established ALLL or allow the ALLL to be less than $13,000,000.
(b) AIM will cause each AIM Entity to maintain any purchase discounts relating to loans at levels consistent with the requirements of GAAP and Regulatory Accounting Principles.
5.10 Heartland Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of AIM (which will not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, Heartland will not, and will not permit any of its Subsidiaries to, except as may be required by applicable Law, any Governmental Order or policies imposed by any Governmental Entity, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (b) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being or becoming not being capable of being satisfied.
5.11 AIM Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Heartland, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, AIM will not, and will not permit any AIM Entity, except as may be required by applicable Law, any Governmental Order or policies imposed by any Governmental Entity, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (b) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being or becoming not being capable of being satisfied.

ARTICLE 6
ADDITIONAL COVENANTS AND AGREEMENTS
6.1 Filings and Regulatory Approvals.
(a) Heartland and AIM will use all commercially reasonable efforts and will cooperate with each other in the preparation and filing of, and Heartland will file, promptly after the date of this Agreement, all applications, notices or other documents required to obtain the Bank Regulatory Approvals and Heartland will provide copies of the non-confidential portions of such applications, filings and related correspondence to AIM. Prior to filing each application, registration statement or other document with the applicable Governmental Entity, each party will provide the other party with an opportunity to review and comment on the non-confidential portions of each such application, registration statement or other document and will discuss with the other party which portions of this Agreement will be designated as confidential portions of such applications. Each party will use all commercially reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Heartland will pay, or will cause to be paid, any applicable fees and expenses in connection with the preparation and filing of such regulatory filings necessary to obtain the Regulatory Approvals.
(b) AIM and Heartland will use all commercially reasonable efforts and will cooperate with each other in the preparation and filing of, and AIM will cause AimBank, in consultation with Heartland, to file, promptly after the date of this Agreement, all applications, notices or other documents required to obtain the Dividend Payment Bank Regulatory Approvals, and AIM will provide copies of the non-confidential portions of such applications, filings and related correspondence to Heartland. Prior to filing each application, registration statement or other document with the applicable Governmental Entity, each party will provide the other party with an opportunity to review and comment on the non-confidential portions of each such application, registration statement or other document and will discuss with the other party which portions of this Agreement will be designated as confidential portions of such applications. Each party will use all commercially reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Heartland will pay, or will cause to be paid, any applicable fees and expenses in connection with the preparation and filing of such regulatory filings necessary to obtain the Dividend Payment Bank Regulatory Approvals. If the Dividend Payment Bank Regulatory Approvals are obtained prior to Closing, AIM will cause AimBank to declare and make dividend payments to the Surviving Corporation as of the Effective Time, in the maximum amount as may be permitted by the Dividend Payment Bank Regulatory Approvals (such dividend payments, the “Special Dividend Payments”). The Special Dividend Payments will be made in cash.
6.2 Shareholder Meeting; Registration Statement.
(a) AIM will call a special meeting of its shareholders (the “AIM Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and will schedule such meeting based on consultation with Heartland as soon as practicable after the Registration Statement is declared effective. Subject to a Change of AIM Board Recommendation, the Board of Directors of AIM will recommend that the shareholders approve this Agreement and the Merger (the “AIM Board Recommendation”) and AIM will use its commercially reasonable efforts (including soliciting proxies for such approval) to obtain the Required AIM Shareholder Vote. The AIM Board Recommendation may not be withdrawn or modified in a manner adverse to Heartland, and no resolution by the Board of Directors of AIM or any committee thereof to withdraw or modify the AIM Board Recommendation in a manner adverse to AIM may be adopted; provided, however, that notwithstanding the foregoing, prior to the adoption of this Agreement by the Required AIM Shareholder Vote, the Board of Directors of AIM may withdraw, qualify or modify the AIM Board Recommendation or approve, adopt, recommend or otherwise declare advisable any Superior Proposal made after the date hereof and not solicited, initiated or encouraged in breach of Section 5.8, if the Board of Directors of AIM determines in good faith, after consultation with outside counsel, that failure to do so would be likely to result in a breach of fiduciary duties under applicable law (a “Change of AIM Board

Recommendation”). In determining whether to make a Change of AIM Board Recommendation in response to a Superior Proposal or otherwise, the Board of Directors of AIM will take into account any changes to the terms of this Agreement proposed by Heartland or any other information provided by Heartland in response to such notice.
(b) For the purposes of (i) holding the AIM Shareholder Meeting and (ii) registering Heartland Common Stock to be issued to shareholders of AIM in connection with the Merger with the SEC and with applicable state securities authorities, Heartland will prepare, with the cooperation of AIM (which will, for the avoidance of doubt, be given the opportunity to participate in the preparation of the Registration Statement and will have the right to approve the content of the Registration Statement relating to the AIM Entities), a registration statement on Form S-4 (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the “Registration Statement”), which will include a proxy statement/prospectus satisfying all applicable requirements of the Securities Act, the Exchange Act and applicable Blue Sky Laws (such proxy statement/prospectus, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement/Prospectus”).
(c) Heartland will furnish such information concerning Heartland and its Subsidiaries as is necessary in order to cause the Proxy Statement/Prospectus and the Registration Statement, insofar as they relate to Heartland and its Subsidiaries, to be prepared in accordance with Section 6.2(b). Heartland agrees promptly to notify AIM if at any time prior to the AIM Shareholder Meeting any information provided by Heartland in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.
(d) AIM will promptly furnish Heartland with such information concerning AIM or AimBank as is necessary in order to cause the Proxy Statement/Prospectus and the Registration Statement, insofar as they relate to AIM or AimBank, to be prepared in accordance with Section 6.2(b), including the opinion of counsel as to Tax matters required to be filed as an exhibit thereto. AIM agrees promptly to notify Heartland if at any time prior to the AIM Shareholder Meeting any information provided by AIM in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect, and to provide Heartland with the information needed to correct such inaccuracy or omission.
(e) Heartland will promptly file the Registration Statement with the SEC and applicable state securities agencies. Heartland will use commercially reasonable efforts to cause (i) the Registration Statement to become effective under the Securities Act and applicable Blue Sky Laws at the earliest practicable date, and (ii) the shares of Heartland Common Stock issuable to the shareholders of AIM to be authorized for listing on the NASDAQ Global Select Market or other national securities exchange. At the time the Registration Statement becomes effective, Heartland will use its commercially reasonable efforts to ensure that the Registration Statement complies in all material respects with the provisions of the Securities Act and applicable Blue Sky Laws. AIM hereby authorizes Heartland to utilize in the Registration Statement the information concerning the AIM Entities provided to Heartland for the purpose of inclusion in the Proxy Statement/Prospectus. Heartland will advise AIM promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Heartland will furnish AIM with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party will consult with the other with respect to any material (other than the Proxy Statement/Prospectus) that might constitute a “prospectus” relating to the Merger within the meaning of the Securities Act.
(f) None of the information relating to Heartland and its Subsidiaries that is provided by Heartland for inclusion in: (i) the Proxy Statement/Prospectus, any filings or approvals under applicable federal or state banking Laws or regulations or state securities Laws, or any filing pursuant to the Securities Act will, at the time of mailing the Proxy Statement/Prospectus to AIM’s shareholders, at the time of the AIM Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(g) None of the information relating to the AIM Entities that is provided by AIM for inclusion in: (i) the Proxy Statement/Prospectus, any approvals under applicable federal or state banking Laws or regulations or state securities Laws, or any filing pursuant to the Securities Act will, at the time of mailing the Proxy Statement/Prospectus to AIM’s shareholders, at the time of the AIM Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
(h) Heartland will bear the costs of all SEC filing fees with respect to the Registration Statement and the costs of qualifying the shares of Heartland Common Stock under the Blue Sky Laws, to the extent necessary. Heartland will also bear the costs of all NASDAQ listing fees with respect to listing the shares of Heartland Common Stock on the NASDAQ Global Select Market or other national securities exchange pursuant to this Agreement. Heartland will bear all printing and mailing costs in connection with the preparation and mailing of the Proxy Statement/Prospectus to AIM shareholders. Heartland and AIM will each bear their own legal and accounting expenses in connection with the preparation of the Proxy Statement/Prospectus and the Registration Statement.
6.3 Establishment of Accruals. If requested by Heartland, on the Business Day immediately prior to the Closing Date, AIM will cause AimBank, consistent with GAAP, to establish such additional accruals and reserves as Heartland indicates are necessary to conform its accounting and credit loss reserve practices and methods to those of Heartland (as such practices and methods are to be applied to AimBank from and after the Effective Time) and reflect Heartland’s plans with respect to the conduct of the business of AimBank following the Merger and to provide for the costs and expenses relating to the consummation by AIM of the transactions contemplated by this Agreement; provided, however, that any such accruals and reserves will not affect the determination of Adjusted Tangible Common Equity. No such accruals or reserves will of itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by AIM (a) of any adverse circumstances for purposes of determining whether the conditions to Heartland’s obligations under this Agreement have been satisfied; or (b) that such adjustment has any bearing on the Merger Consideration or Option Consideration. In no event will any accrual, reserve or other adjustment required or permitted by this Section 6.3 require any prior filing with any Governmental Entity or violate any Law or Governmental Order applicable to AimBank.
6.4 Employee Matters.
(a) General. At the request of Heartland, AIM agrees to terminate any Plans as of the Effective Time on terms reasonably acceptable to Heartland. If any Plans are not so terminated, after the Effective Time, Heartland will have the right to continue, amend, merge or terminate any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law, including Tax qualification requirements. AIM agrees that, at the request of Heartland, each of the AIM Entities and any Commonly Controlled Entity will cease to be a participating employer of, and will cease making contributions to or otherwise providing benefits under, any Plan, as of the Effective Time. If, after the Effective Time, there are any Plans for which the Surviving Corporation or any of its Subsidiaries continues to be a participating employer, Heartland will have the right to discontinue such participation in any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law. However, until Heartland will take such action, such Plans will continue in force for the benefit of present and former employees of the AIM Entities who have any present or future entitlement to benefits under any of the Plans.
(b) Termination of KSOP. Unless Heartland directs AIM otherwise in writing, no later than five Business Days prior to the Closing Date, the Board of Directors of AIM will adopt resolutions, effective immediately prior to the Effective Date, (i) permanently discontinuing contributions to and terminating the KSOP and (ii) amending the KSOP, to the extent necessary, to comply with all applicable Laws. Such resolutions will provide that, as soon as administratively feasible following the Closing, but subject to any applicable regulatory requirements and receipt of any necessary regulatory approvals, the Surviving

Corporation will direct the KSOP to distribute each participant’s vested account balance in a single cash lump sum, including vested accounts already in pay status. AIM will also take such other actions in furtherance of the termination of the KSOP as Heartland may reasonably require.
(c) Participation in Heartland Benefit Plans. As of the Closing Date, each AIM Employee will be eligible to participate in the health, vacation and other non-equity based employee benefit plans of Heartland or its Subsidiaries (the “Heartland Plans”) to the same extent as similarly situated employees of Heartland and to the extent permitted by the applicable Heartland Plan or applicable Law; provided, however, that (i) in the case of the Heartland Plan that is a 401(k) plan, AIM Employees will be able to participate in such plan as of the first day of the month following the month in which the Closing occurs, and (ii) nothing in this Section 6.4(c) or elsewhere in this Agreement will limit the right of Heartland or any of its Subsidiaries to amend or terminate a Heartland Plan at any time. With respect to the Heartland Plans, Heartland will, or will cause the Surviving Corporation or its Subsidiaries to: (x) with respect to each Heartland Plan that is a medical/prescription, dental or vision plan, (A) waive any exclusions for pre-existing conditions under such Heartland Plan that would result in a lack of coverage for any condition for which the applicable AIM Employee would have been entitled to coverage under the corresponding Plan in which such AIM Employee was an active participant immediately prior to his or her transfer to Heartland Plan, (B) waive any waiting period under such Heartland Plan, to the extent that such period exceeds the corresponding waiting period under the corresponding Plan in which such AIM Employee was an active participant immediately prior to his or her transfer to Heartland Plan (after taking into account the service credit provided for herein for purposes of satisfying such waiting period), and (C) so long as the insurance companies of the AIM Entities provide information related to the amount of such credit that is available to Heartland, provide each AIM Employee with credit for deductibles paid by such AIM Employee prior to his or her transfer to a Heartland Plan (to the same extent such credit was given under the analogous Plan prior to such transfer) in satisfying any applicable deductible or out-of-pocket requirements under such Heartland Plan for the plan year that includes such transfer and (y) fully recognize service of the AIM Employees with any of the AIM Entities (including any entities acquired by, or merged with, any AIM Entity) for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation and severance benefits, benefit accrual in any Heartland Plan in which the AIM Employees are eligible to participate after the Closing Date, to the extent that such service was recognized for that purpose under the analogous Plan prior to such transfer. Heartland will extend coverage to AIM Employees for health care, dependent care and limited purpose health care flexible spending accounts established under Section 125 of the Code to the same extent as available to similarly situated employees of Heartland to the extent permitted by the applicable Heartland Plan and applicable Law. Heartland will give effect to any elections made by AIM Employees with respect to such accounts under any flexible benefits cafeteria plan of any AIM Entity to the extent permitted by applicable Law. AIM Employees will be credited with amounts available for reimbursement equal to such amounts as were credited under any flexible benefits cafeteria plan of either AIM or AimBank to the extent permitted by such Heartland Plan and applicable Law. The foregoing will not apply to the extent it would result in duplication of benefits.
(d) Terminated AIM Employees. To the extent that Heartland terminates the employment of any employee of any of the AIM Entities without Cause at, or within nine months after, the Effective Time, Heartland will offer such employee severance benefits equal to one week of base compensation for each full year of service to an AIM Entity (including any entities acquired by, or merged with, any AIM Entity), with a minimum of two and a maximum of 12 weeks of severance pay, plus any unused accrued vacation time of such employee up to a maximum of three weeks, subject to the execution of a release of claims against Heartland, the Surviving Corporation and all AIM Entities in a form reasonably acceptable to Heartland.
(e) AIM Employee Retention Program. Prior to the Effective Time, AIM and Heartland will mutually agree on and establish an employee retention bonus program and will allocate pursuant to such program cash awards to certain employees of the AIM Entities, as mutually determined by Heartland and AIM, to facilitate the retention of such employees to remain in the employ of one of the AIM Entities through the completion of the system integration process between the AIM Entities on the one hand, and Heartland on the other hand.

(f) Affordable Care Act Reporting. As of the earlier of the Closing Date or the applicable reporting deadline under the Affordable Care Act, each AIM Entity and any Commonly Controlled Entity will accurately complete and timely file with the IRS, and timely send to all covered individuals, as applicable, any required IRS Forms 1094-B, 1095-B, 1094-C and 1095-C for the 2019 calendar year with respect to each Plan that is subject to the Affordable Care Act.
(g) Limitation on Enforcement. This Agreement is an agreement solely between AIM and Heartland. Nothing in this Agreement, including this Section 6.4, whether express or implied, confers upon any employee of any AIM Entity, any employee of Heartland or its Subsidiaries or any other Person, any rights or remedies, including: (i) any right to employment or recall, (ii) any right to continued employment for any specified period, or (iii) any right to any particular compensation, benefit or aggregate benefits, or any other term or condition of employment, of any kind or nature whatsoever.
6.5 Tax Treatment. Neither AIM nor Heartland will take any action that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.
6.6 Updated Schedules. On a date 15 Business Days prior to the Effective Date and on the Effective Date, AIM will modify any Schedule to this Agreement or add any Schedule or Schedules for the purpose of making the representations and warranties to which any such Schedule relates true and correct in all material respects as of such date, whether to correct any misstatement or omission in any Schedule or to reflect any additional information obtained by AIM subsequent to the date any Schedule was previously delivered by AIM to Heartland. Notwithstanding the foregoing, any updated Schedule will not have the effect of making any representation or warranty contained in this Agreement true and correct in all material respects for purposes of Section 7.3(a).
6.7 Indemnification; Directors’ and Officers’ Insurance.
(a) Heartland agrees that all rights of the present and former directors and officers of any of the AIM Entities to indemnification provided for in the Charter or Bylaws of such AIM Entity, as applicable, as in effect on the date hereof, or required under any applicable Law (including rights to advancement of expenses and exculpation), will survive the Merger and continue in full force and effect until expiration of the applicable statute of limitations (each such director and officer being sometimes hereinafter be referred to as an “Indemnified Party”). Without limiting the generality of the foregoing, Heartland agrees that, following the Effective Time, the Surviving Corporation will indemnify any person made a party to any proceeding by reason of the fact that such person was a director, officer, member or employee of any of the AIM Entities at or prior to the Effective Time to the fullest extent provided in, and will advance expenses in accordance with, the Charter and Bylaws of such AIM Entity, as applicable, in the form previously provided to Heartland and effective as of the date of this Agreement, in each case subject to all the limitations set forth in such Charter and Bylaws. Notwithstanding anything to the contrary contained in this Section 6.7, nothing contained in this Agreement will require Heartland to indemnify, defend or hold harmless any Indemnified Party to a greater extent than any AIM Entity may, as of the date of this Agreement, indemnify, defend and hold harmless such Indemnified Party, and any such indemnification provided pursuant to this Section 6.7 will be provided only to the extent that such indemnification is permitted by any applicable federal or state Laws.
(b) Prior to the Effective Time, AIM will or, if AIM is unable to, Heartland as of the Effective Time will, obtain a “tail” insurance policy with a claims period of at least six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable to the Indemnified Parties as the existing policies of the AIM Entities with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Heartland will pay the premium for such D&O Insurance tail policy; provided, however, that in no event will Heartland be required to expend more than 200% of the current amount expended on an annual basis by AIM and AimBank to procure their existing D&O Insurance policies. If AIM or Heartland for any reason is unable to obtain such tail D&O Insurance policy on or prior to the Effective Time, Heartland will obtain as much as comparable D&O Insurance as is available at a cost in the aggregate for such six-year period up to 200% of the current annual premiums expended by the AIM Entities for their existing D&O Insurance policies. Any insurance premium payments made by Heartland pursuant to this Section 6.7(b) will be considered Transaction Expenses in accordance with the definition of “Transaction Expenses” set forth in Article I.
(c) The provisions of this Section 6.7 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party as if he or she were a party to this Agreement. The indemnification rights provided to each Indemnified Party pursuant hereto will be in addition to all other indemnification rights provided to such Indemnified Party under any Contract between any of the AIM Entities and such Indemnified Party.
6.8 Statutory Trust. AIM, as the owner of the Statutory Trust Securities that are common securities, will cause the Statutory Trust (a) to remain a statutory trust, (b) to otherwise continue to be classified as a grantor trust for federal income Tax purposes, and (c) to cause each holder of Statutory Trust Securities that are capital securities to be treated as owning an undivided beneficial interest in the Statutory Trust Debentures. Upon the Effective Time, Heartland will assume AIM’s obligations and acquire its rights relating to the Statutory Trust, including AIM’s obligations and rights under the Statutory Trust Debentures, Statutory Trust Securities and the other Statutory Trust Agreements. In connection therewith, AIM will assist Heartland in assuming AIM’s obligations and acquiring its rights under the Statutory Trust, and will provide the documentation required to make such assumption of obligations and acquisition of rights effective including any supplemental indentures or certificates that may be required under the Statutory Trust Agreements. Subject to the terms of the Statutory Trust Securities, immediately prior to the Closing, AimBank will pay, or cause to be paid, to the proper Persons all deferred and accrued but unpaid interest and any outstanding fees relating to the Statutory Trust Debentures and the Statutory Trust. Notwithstanding the second sentence of this Section 6.8, Heartland, in lieu of assuming AIM’s obligations and rights under the Statutory Trust Indentures, may pay in full on the Closing Date all Liabilities of AIM under the Statutory Trust Debentures, the Statutory Trust Securities and the other Statutory Trust Agreements.
6.9 Determination of Adjusted Tangible Common Equity. As soon as practicable after the Determination Date, AIM will prepare the AIM Determination Date Balance Sheet. Within five (5) Business Days following the Determination Date, AIM will prepare and deliver to Heartland its good faith determination of (a) the Adjusted Tangible Common Equity, together with reasonable support therefor (including the AIM Determination Date Balance Sheet), and (b) the AIM Determination Date Transaction Expenses, together with reasonable support therefor. If AIM and Heartland agree on the amount of the Adjusted Tangible Common Equity, such amount will be final and conclusive. If Heartland and AIM disagree as to such calculations and are unable to reconcile their differences in writing within five (5) Business Days, unless otherwise agreed upon by the parties, the items in dispute will be submitted to a mutually acceptable independent national accounting firm in the United States for final determination, and the calculations will be deemed adjusted in accordance with the determination of the independent accounting firm and will become binding, final and conclusive upon all of the parties hereto. The independent accounting firm will consider only the items in dispute and will be instructed to act within five (5) Business Days (or such longer period as AIM and Heartland may agree) to resolve all items in dispute. AIM and Heartland will share equally the payment of reasonable fees and expenses of the independent accounting firm.
6.10 Appointment of FB&T Directors. At the Effective Time, Heartland will cause Wade and at least three other members of the Board of Directors of AIM or AimBank or holders of AIM Common Stock to be determined by Heartland in consultation with AIM to be appointed to the Board of Directors of FB&T. In addition, following the Effective Time, Heartland will cause Wade to be made Vice Chairman of the Board of Directors and Ferrell will be made an advisory director of FB&T.
6.11 Heartland Confidential Information. Any confidential information or trade secrets of each of Heartland and its Subsidiaries received by any of the AIM Entities or its employees or agents in the course of the negotiation and consummation of the Merger will be treated confidentially and held in confidence pursuant to the NDA, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information or trade secrets or both will be destroyed by such AIM Entity or, at Heartland’s request, returned to Heartland if this Agreement is terminated as provided in Article 8. Such information will not be used by either of AIM or AimBank or its employees or agents to the detriment of Heartland and its Subsidiaries, and will at all times be maintained and held in compliance with the NDA.

6.12 Indemnification Waiver Agreements. AIM will cause the KSOP Trustees to execute the Indemnification Waiver Agreements.
6.13 KSOP Trustees’ Certificate. AIM will deliver an executed KSOP Trustees’ Certificate.
6.14 Reservation of Heartland Common Stock. Heartland agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of Heartland Common Stock to fulfill its obligations under this Agreement.
6.15 Retention Agreements. AIM will use its commercially reasonable efforts to cause the Senior Executives to execute the Retention Agreements.
6.16 Additional Compensation Agreement. AIM will use commercially reasonable efforts to obtain the termination, effective as of the Effective Time, of such Additional Compensation Agreements that AIM and Heartland mutually determine are necessary for compliance with Section 409A of the Code.
ARTICLE 7
CONDITIONS
7.1 Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby will be subject to the fulfillment at or prior to the Effective Time of the following conditions:
(a) Regulatory Approvals. The Bank Regulatory Approvals will have been obtained and the applicable waiting periods, if any, under all statutory or regulatory waiting periods will have lapsed. None of the Bank Regulatory Approvals will contain any conditions or restrictions that would (i) be reasonably expected to be materially burdensome on, or impair in any material respect the benefits of the transactions contemplated by this Agreement to Heartland; (ii) require any Person other than Heartland to be deemed a bank holding company under the Bank Holding Company Act; (iii) require any Person other than Heartland to guaranty, support or maintain the capital of AimBank; (iv) prohibit direct or indirect ownership or operation by Heartland of all or a material portion of the business or assets of the AIM Entities or Heartland or any of its Subsidiaries, or compel Heartland or any of its Subsidiaries or any AIM Entity to dispose of or to hold separately all or a material portion of its business or assets or any of its Subsidiaries or of such AIM Entity; or (v) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of Heartland or any of its Subsidiaries (any of the foregoing, a “Materially Burdensome Regulatory Condition”); provided, however, that the following will not be deemed to be included in the preceding list and will not be deemed a “Materially Burdensome Regulatory Condition”: (A) any restraint, limitation, term, requirement, provision or condition that applies generally to bank holding companies and banks as provided by Law, written and publicly available supervisory guidance of general applicability, unwritten supervisory guidance of which Heartland has knowledge, in each case, as in effect on the date hereof, or (B) related to the matters set forth on Schedule 7.1.
(b) No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction will have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.
(c) No Prohibitive Change of Law. There will have been no Law, domestic or foreign, enacted or promulgated, which would materially impair the consummation of the transactions contemplated hereby.
(d) Governmental Action. There will not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity which would reasonably be expected to result, directly or indirectly, in (i) restraining or prohibiting the consummation of the transactions contemplated hereby or obtaining material damages from any AIM Entities or Heartland or any of Heartland’s Subsidiaries in connection with the transactions contemplated hereby, (ii) prohibiting direct or indirect ownership or operation by Heartland of all or a material portion of the businesses or assets of any AIM Entity or of Heartland or any of its Subsidiaries, or to compelling Heartland or any of its Subsidiaries or any AIM Entity to dispose of or to hold separately all or a material portion of the business or assets of Heartland or any of its Subsidiaries or of such AIM Entity, as a result of the transactions contemplated hereby, or (iii) requiring direct or indirect divestiture by Heartland of any of its business or assets or of the business or assets of any AIM Entity.
(e) No Termination. No party hereto will have terminated this Agreement as permitted herein.
(f) Shareholder Approval. The Merger will have been approved by the Required AIM Shareholder Vote.
(g) Registration Statement. The Registration Statement will have been declared and will remain effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement will have been issued and no action, lawsuit, proceeding or investigation for that purpose will have been initiated or threatened by the SEC, and all approvals required under Blue Sky Laws relating to the shares of Heartland Common Stock issuable to the shareholders of AIM hereunder will have been received. The shares of Heartland Common Stock issuable to the shareholders of AIM will have been authorized for listing on the NASDAQ Global Select Market or other national securities exchange, subject to official notice of issuance.
7.2 Additional Conditions to Obligation of AIM. The obligation of AIM to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:
(a) Representations and Warranties. (i) The representations and warranties set forth in Article 3 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and (ii) the representations and warranties set forth in Article 3 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.
(b) Agreements. Heartland will have performed and complied in all material respects with each of its agreements contained in this Agreement.
(c) Officer’s Certificate. Heartland will have furnished to AIM a certificate of the Chief Executive Officer and Chief Financial Officer of Heartland, dated as of the Closing Date, in which such officers will certify to the conditions set forth in Sections 7.2(a) and (b).
(d) Heartland Secretary’s Certificate. Heartland will have furnished to AIM (i) copies of the text of the resolutions by which the corporate action on the part of Heartland necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Closing Date executed on behalf of Heartland by its corporate secretary or one of its assistant corporate secretaries certifying to AIM that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.
(e) Change in Control of Heartland. Heartland will not have (i) been merged or consolidated with or into, or announced an agreement to merge with or into, another corporation in any transaction in which the holders of the voting securities of Heartland would not hold a majority of the voting securities of the surviving corporation, (ii) sold all or substantially all of its assets, or (iii) had one Person or group acquire, directly or indirectly, beneficial ownership of more than 50% of the outstanding Heartland Common Stock.
(f) Legal Opinion. AIM will have received an opinion of Fenimore, Kay, Harrison & Ford, LLP that based on the terms of this Agreement and based on certain facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including representations and covenants contained in certificates of officers of AIM and Heartland.
(g) Other Materials. AIM will have received the materials set forth in Section 2.11(b).

7.3 Additional Conditions to Obligation of Heartland. The obligation of Heartland to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:
(a) Representations and Compliance. (i) The representations and warranties set forth in Article 4 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and (ii) the representations and warranties set forth in Article 4 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.
(b) Agreements. AIM will have performed and complied in all material respects with each of its agreements contained in this Agreement.
(c) Officers’ Certificate of AIM. AIM will have furnished to Heartland a certificate of the Chief Executive Officer and Chief Financial Officer of AIM, dated as of the Closing Date, in which such officers will certify to the conditions set forth in Sections 7.3(a) and 7.3(b).
(d) AIM Secretary’s Certificate. AIM will have furnished to Heartland (i) copies of the text of the resolutions by which the corporate action on the part of AIM necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Closing Date executed on behalf of AIM by its corporate secretary or one of its assistant corporate secretaries certifying to Heartland that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.
(e) Indemnification Waiver Agreements. AIM will have furnished to Heartland the Indemnification Waiver Agreements executed by the KSOP Trustees.
(f) KSOP Trustees’ Certificate. AIM will have furnished to Heartland copies of the KSOP Trustees’ Certificate executed by the KSOP Trustees.
(g) Dissenting Shares. The total number of Dissenting Shares will be no greater than seven and one-half percent (7.5%) of the number of issued and outstanding shares of AIM Common Stock.
(h) Required Consents. Each Required Consent will have been obtained and be in full force and effect.
(i) No Equity Claims. No Person (other than a holder of shares of AIM Common Stock) will have asserted that such Person (i) is the owner of, or has the right to acquire or to obtain ownership of, any capital stock of, or any other voting, equity or ownership interest in, either of AIM or AimBank or (ii) is entitled to any of the Merger Consideration.
(j) Wade Employment Agreement. The Wade Employment Agreement will be in full force and effect, and Wade will not have indicated any intention of not fulfilling his obligations under the Wade Employment Agreement.
(k) Ferrell Employment Agreement. The Ferrell Employment Agreement will be in full force and effect, and Ferrell will not have indicated any intention of not fulfilling his obligations under the Ferrell Employment Agreement.
(l) Employment Agreements. Each Employment Agreement entered into by an officer of AimBank prior to, or simultaneously with, the execution of this Agreement will be in full force and effect, and none of such officers will have indicated any intention of not fulfilling his or her obligations under such Employment Agreement.
(m) Interbank Indebtedness; Release of Liens. AIM will have delivered to Heartland on or prior to the second Business Day prior to the Closing Date a payoff letter evidencing the aggregate amount of the Interbank Indebtedness, including (i) a customary statement that (A) if the aggregate amount of the

Interbank Indebtedness is paid on the Closing Date, the Interbank Indebtedness will be repaid in full and (B) all Liens securing the Interbank Indebtedness will thereafter be automatically released and terminated, (ii) an authorization to file any Uniform Commercial Code termination statements, terminations and releases of outstanding mortgages and security interests as are reasonably necessary to release such Liens, and (iii) a customary statement that, upon the receipt of payment of the amount of the Interbank Indebtedness, all tangible collateral (including all equity certificates) securing the obligations under the Interbank Indebtedness with respect thereto will be promptly delivered to Heartland (the “Payoff Letter”).
(n) Insurance Confirmation. The insurance-related matters set forth in Confidential Annex 7.3(n) shall have been satisfied.
(o) Other Materials. Heartland will have received the materials set forth in Section 2.11(a).
ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER
8.1 Reasons for Termination. This Agreement, by written notice given to the other party prior to or at the Closing, may be terminated:
(a) by mutual consent of the Boards of Directors of Heartland and AIM;
(b) by either party in the event a Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing;
(c) by either party in the event any approval, consent or waiver of any Governmental Entity required to permit the consummation of the transactions contemplated by this Agreement will have been denied and such denial has become final and non-appealable (unless such denial arises out of, or results from, a material breach by the party seeking to terminate this Agreement of any representation, warranty or covenant of such party);
(d) by AIM if:
(i) the Closing has not occurred by September 30, 2020 (the “Termination Date”); provided that AIM will not be entitled to terminate this Agreement pursuant to this clause (d)(i) if (x) AIM’s failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement, (y) AIM has refused, after satisfaction of the conditions set forth in Sections 7.1 and 7.2, to close in accordance with Section 2.11 or (z) the circumstances or events underlying the termination rights set forth in clauses (d)(iii) or (d)(iv) of this Section 8.1 will have occurred;
(ii) Heartland will have breached any representation, warranty or agreement of Heartland in this Agreement in any material respect and such breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by AIM to Heartland;
(iii) at the AIM Shareholder Meeting, this Agreement will not have been duly adopted by the Required AIM Shareholder Vote;
(iv) (A) AIM will have delivered to Heartland a written notice of the intent of AIM to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal based on an Acquisition Proposal received by it, (B) five Business Days have elapsed following delivery to Heartland of such written notice by AIM, (C) during such five Business Day period AIM has fully complied with the terms of Section 5.8, including informing Heartland of the terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, with the intent of enabling Heartland to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (D) at the end of such five business-day period the Board of Directors of AIM will have continued reasonably to believe that such Acquisition Proposal constitutes a Superior Proposal, (E) AIM pays to Heartland the termination fee in accordance with Section 8.4, and (F) AIM will have entered into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal or the Board of Directors of AIM will have resolved to do so;

(v) at any time during the period beginning five Business Days before the anticipated Closing and ending three Business Days prior to the anticipated Closing Date, but only if:
(x) the Heartland Closing Date Stock VWAP is less than the product of 0.85 multiplied by the Initial Heartland Stock Price; and
(y) the number obtained by dividing the Heartland Closing Date Stock VWAP by the Initial Heartland Stock Price is less than the difference of the Index Ratio less 0.15; provided, however, that a termination by AIM pursuant to this Section 8.1(d)(v) will have no force and effect if Heartland agrees in writing (within two Business Days after receipt of AIM’s written notice of such termination) to increase the Exchange Ratio to an amount equal to (i) (X) the Exchange Ratio (determined without regard to the adjustment pursuant to this clause), divided by (Y) the Heartland Closing Date Stock VWAP, multiplied by (ii) the product of 0.85 multiplied by the Initial Heartland Stock Price. Notwithstanding anything to the contrary above, Heartland, at its option, may elect to retain the original Exchange Ratio, and, in lieu of altering such Exchange Ratio, increase the Actual Cash Consideration so that each holder of AIM Common Stock is entitled to receive the same value as of the Effective Time for each share of AIM Common Stock as such holder would have received had the original Exchange Ratio been altered in accordance with the preceding sentence; provided, that, such increase to cash does not affect the intended tax treatment of the Merger. If within such five-Business Day period, Heartland delivers written notice to AIM that Heartland intends to proceed with the Merger by paying such additional consideration as contemplated by this Section 8.1(d)(v), and notifies AIM in writing of the revised Exchange Ratio or the revised Actual Cash Consideration, then no termination will occur pursuant to this Section 8.1(d)(v), and this Agreement will remain in full force and effect in accordance with its terms (except that the Exchange Ratio or the Actual Cash Consideration will be modified in accordance with this Section 8.1(d)(v)).
If Heartland or any company belonging to the Index declares or effects a stock dividend, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted for the purposes of applying this Section 8.1(d)(v); or
(vi) any of the conditions set forth in Sections 7.1 or 7.3 will have become impossible to satisfy (other than through a failure of AIM to comply with its obligations under this Agreement); or
(e) by Heartland if:
(i) the Closing has not occurred by the Termination Date; provided, that Heartland will not be entitled to terminate this Agreement pursuant to this clause (e)(i) if (x) Heartland’s failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement or (y) Heartland has refused, after satisfaction of the conditions set forth in Sections 7.1 or 7.3, to close in accordance with Section 2.11;
(ii) AIM will have breached any representation, warranty or agreement in this Agreement in any material respect and such breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by Heartland to AIM;
(iii) at the AIM Shareholder Meeting, this Agreement will not have been duly adopted by the Required AIM Shareholder Vote;
(iv) at any time during the period beginning five Business Days before the anticipated Closing Date and ending three Business Days prior to the anticipated Closing Date, but only if:
(x) the Heartland Closing Date Stock VWAP is above than the product of 1.15 multiplied by the Initial Heartland Stock Price; and
(y) the number obtained by dividing the Heartland Closing Date Stock VWAP by the Initial Heartland Stock Price is greater than the sum of the Index Ratio plus 0.15; provided, however, that a termination by Heartland pursuant to this Section 8.1(e)(iv) will have no force and effect if AIM agrees in writing (within five Business Days after receipt of Heartland’s written notice of such termination) to decrease the Exchange Ratio to an amount equal to (i) (X) the Exchange Ratio

(determined without regard to the adjustment pursuant to this clause), divided by (Y) the Heartland Closing Date Stock VWAP, multiplied by (ii) the product of 1.15 multiplied by the Initial Heartland Stock Price. Notwithstanding anything to the contrary above, AIM, at its option, may elect to retain the original Exchange Ratio, and, in lieu of altering such Exchange Ratio, decrease the Actual Cash Consideration so that each holder of AIM Common Stock is entitled to receive the same value as of the Effective Time for each share of AIM Common Stock as such holder would have received had the original Exchange Ratio been altered in accordance with the preceding sentence. If within such five-Business Day period, AIM delivers written notice to Heartland that AIM intends to proceed with the Merger by decreasing the Merger Consideration as contemplated by this Section 8.1(e)(iv), and notifies Heartland in writing of the revised Exchange Ratio or the revised Actual Cash Consideration, then no termination will occur pursuant to this Section 8.1(e)(iv), and this Agreement will remain in full force and effect in accordance with its terms (except that the Exchange Ratio or the Actual Cash Consideration will be modified in accordance with this Section 8.1(e)(iv)).
If Heartland or any company belonging to the Index declares or effects a stock dividend, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted for the purposes of applying this Section 8.1(e)(iv); or
(v) any of the conditions set forth in Sections 7.1 or 7.2 will have become impossible to satisfy (other than through a failure of Heartland to comply with its obligations under this Agreement).
8.2 Effect of Termination. Except as provided in Sections 5.2(d), 8.2, 8.3 and 8.4 and any provisions set forth herein that survive the termination of this Agreement, if this Agreement is terminated pursuant to Section 8.1, this Agreement will forthwith become void, there will be no Liability under this Agreement on the part of Heartland, AIM or any of their respective Representatives or Subsidiaries, and all rights and obligations of each party hereto will cease; provided, however, that, subject to Sections 8.3 and 8.4, nothing herein will relieve any party from Liability arising out of its own fraud or willful breach of this Agreement.
8.3 Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such Expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, if this Agreement is terminated pursuant to Sections 8.1(d)(iii), 8.1(e)(ii), or 8.1(e)(iii) then AIM will pay to Heartland, within five Business Days of presentation by Heartland of reasonably detailed invoices for the same, all Expenses reasonably incurred by Heartland, and, if this Agreement is terminated pursuant to Section 8.1(d)(ii), then Heartland will pay to AIM, within five Business Days of presentation by AIM of reasonably detailed invoices for the same, all Expenses reasonably incurred by AIM; provided, however, that neither party’s reimbursement obligation hereunder will exceed $750,000 in the aggregate. As used in this Agreement, “Expenses” will consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of the approval of the Merger by holders of AIM Common Stock and all other matters related to the consummation of the Merger.
8.4 AIM Termination Fee. If this Agreement is terminated by AIM pursuant to Section 8.1(d)(iv), or by Heartland pursuant to Section 8.1(e)(ii) because of a breach of any portion of Section 5.8 or Section 6.2(a), then AIM will pay to Heartland (in lieu of any payment that may be due under Section 8.3), a termination fee of $11,000,000 as the sole and exclusive remedy of Heartland (including any remedy for specific performance), as agreed-upon liquidated damages.
8.5 Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto, provided, however, that Heartland may, in its sole discretion, amend Sections 4.14 and 5.1. to increase any of the dollar thresholds contained in those sections or to relax any other requirements in those sections in order to obtain the Regulatory Approvals.

8.6 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance with any of the agreements of any other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.
ARTICLE 9
GENERAL PROVISIONS
9.1 Press Releases and Announcements. Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with any AIM Entity, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as Heartland will determine and approve, or as required by applicable Law. Notwithstanding the foregoing, Heartland and AIM agree that (a) a press release for national dissemination announcing the execution of this Agreement in a form prepared by Heartland and reviewed and approved by AIM (with such approval not to be unreasonably withheld, conditioned or delayed) may be made on the day after execution of this Agreement, or as soon thereafter as practicable, and (b) any press release or customer communication relating to this Agreement and the transactions contemplated hereby issued for dissemination in Lubbock, Texas prior to the Effective Time will be in a form prepared by Heartland and reviewed and approved by AIM (with such approval not to be unreasonably withheld, conditioned or delayed). Heartland will have the right to be present for any in-Person announcement by AIM. Unless consented to by Heartland or required by Law, AIM will keep, and will cause AimBank to keep, confidential any non-public information regarding this Agreement and the transactions contemplated by this Agreement.
9.2 Notices. All notices and other communications hereunder will be in writing and will be sufficiently given if made by hand delivery, by e-mail, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as will be specified by it by like notice):
if to Heartland:

Heartland Financial USA, Inc.
707 17th Street, Suite 2950
Denver, Colorado 80202
Attention:	J. Daniel Patten, Executive Vice President, Finance and Corporate Development
Telephone:	(720) 873-3780
E-mail:	DPatten@htlf.com

with copies to:

Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Attention:	Michael J. Coyle, Executive Vice President, Senior General Counsel and Corporate Secretary
Telephone:	(563) 589-1994
E-mail:	MCoyle@htlf.com

and

Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, Minnesota 55402
Attention:	Jay L. Swanson John Marsalek
Telephone:	(612) 340-2600
E-mail:	swanson.jay@dorsey.com
marsalek.john@dorsey.com

if to AIM:

AIM Bancshares, Inc. 110 College Avenue Levelland, Texas 79336
Attention:	Scott L. Wade, Chairman of the Board, President and Chief Executive Officer
Telephone:	(806) 897-4310
E-mail:	SWade@aimbankonline.com

with a copy to:

Fenimore, Kay, Harrison & Ford, LLP 812 San Antonio Street Suite 600
Austin, Texas 78701
Attention:	Lowell W. Harrison
Telephone:	(512) 583-5905
E-mail:	LHarrison@fkhfpartners.com
All such notices and other communications will be deemed to have been duly given as follows: when delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt electronically acknowledged, if e-mailed; and the next day after being delivered to an overnight delivery service.
9.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other party to this Agreement, except that Heartland may assign any of its rights under this Agreement to one or more Subsidiaries of Heartland, so long as Heartland remains responsible for the performance of all of its obligations under this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.
9.4 No Third Party Beneficiaries. Except as provided in Section 6.7(c), which is intended to benefit each Indemnified Party and his or her heirs and representatives, nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.
9.5 Schedules.
(a) Prior to or simultaneous with the execution of this Agreement, AIM delivered to Heartland the Disclosure Schedules, which set forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article 4 or to one or more covenants contained herein (whether or not such section of this Agreement expressly references a schedule thereto). Except as set forth in the Disclosure Schedules, the information contained therein is dated as of the date of this Agreement or, if delivered pursuant to Section 6.6, as of such date delivered. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.
(b) For purposes of this Agreement, a Schedule relating to a certain section may incorporate by reference disclosures made in other Schedules; provided, however, that any disclosure with respect to a particular Schedule will be deemed adequately disclosed in other Schedules to the extent it is readily apparent from the nature of the disclosure that such disclosure also applies to such other Schedules. Nothing in a Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies the exception with reasonable particularity.

9.6 Interpretation. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to this Agreement include the Exhibits, Schedules and Annexes hereto. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits, Schedules and Annexes). As used in this Agreement, the masculine, feminine and neuter genders will be deemed to include the others if the context requires. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular if the context requires. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “but not limited to,” whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any reference to any money or currency or use of “$” will be in U.S. dollars. Except as the context may otherwise require, references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. References to a statute will be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any document described as having been “delivered or made available” by a party for purposes of this Agreement consists of any document or other information that (a) was provided in writing or electronically by one party or its Representatives to the other party and its Representatives prior to the date of this Agreement or (b) was filed by a party with the SEC and publicly available on EDGAR prior to the date of this Agreement.
9.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated, and the parties will negotiate in good faith to modify this Agreement and to preserve each party’s anticipated benefits under this Agreement.
9.8 Complete Agreement. This Agreement, together with the Ancillary Documents, contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral. AIM acknowledges that Heartland has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in any of the Ancillary Documents to which Heartland is a party.
9.9 Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF DELAWARE WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.
9.10 Submission to Jurisdiction. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Texas or of the United States of America located in the State of Texas, solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Ancillary Documents, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Litigation relating to the interpretation or enforcement of this Agreement or any of the Ancillary Documents, that either of such parties is not subject thereto or that such Litigation may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any Ancillary Document may not be enforced in or by such courts. The parties hereto irrevocably agree that all claims with respect to such Litigation will be heard and determined in such courts. The parties hereby consent to and grant any such court’s jurisdiction over such parties and over the subject matter of such dispute, and agree that mailing of process or other papers in connection with any such Litigation in the manner provided in Section 9.2 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.
9.11 Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the businesses, assets and properties of each AIM Entity, is unique, that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at Law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at Law or in equity (without any requirement that Heartland provide any bond or other security). The parties waive any defense that a remedy at Law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.
9.12 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.
9.13 Investigation of Representations, Warranties and Covenants. No investigation made by or on behalf of the parties hereto or the results of any such investigation will constitute a waiver of any representation, warranty or covenant of any other party.
9.14 Counterparts and Effectiveness. This Agreement may be executed in 2 or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.
9.15 No Survival of Representations. The representations, warranties and covenants made by AIM and Heartland in this Agreement or in any instrument delivered pursuant to this Agreement will terminate on, and will have no further force or effect after, the first to occur of (a) the Effective Time or (b) the date on which this Agreement is terminated as set forth herein, except for those covenants contained herein or therein which by their terms apply in whole or in part after the Effective Time or survive the termination of this Agreement.
[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.
HEARTLAND FINANCIAL USA, INC.

By	/s/ Lynn B. Fuller
Lynn B. Fuller
Executive Operating Chairman
AIM BANCSHARES, INC.

By	/s/ Scott L. Wade
Scott L. Wade
Chairman of the Board and Chief Executive Officer
[Signature page to Agreement and Plan of Merger]

APPENDIX B
TEXAS DISSENTERS’ RIGHTS STATUTES
TITLE 1. GENERAL PROVISIONS
CHAPTER 10. MERGERS, INTEREST EXCHANGES, CONVERSIONS, AND SALES OF ASSETS

SUBCHAPTER H. RIGHTS OF DISSENTING OWNERS
§ 10.351. APPLICABILITY OF SUBCHAPTER.
(a) This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.
(b) This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.
(c) The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.
§ 10.352. DEFINITIONS.
In this subchapter:
(1) “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:
(A) provides notice under Section 10.356; and
(B) complies with the requirements for perfecting that owner’s right to dissent under this subchapter.
(2) “Responsible organization” means:
(A) the organization responsible for:
(i) the provision of notices under this subchapter; and
(ii) the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;
(B) with respect to a merger or conversion:
(i) for matters occurring before the merger or conversion, the organization that is merging or converting; and
(ii) for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;
(C) with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange;
(D) with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner; and
(E) with respect to an amendment to a domestic for-profit corporation’s certificate of formation described by Section 10.354(a)(1)(G), the corporation.

§ 10.353. FORM AND VALIDITY OF NOTICE.
(a) Notice required under this subchapter:
(1) must be in writing; and
(2) may be mailed, hand-delivered, or delivered by courier or electronic transmission.
(b) Failure to provide notice as required by this subchapter does not invalidate any action taken.
§ 10.354. RIGHTS OF DISSENT AND APPRAISAL.
(a) Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters' rights is entitled to:
(1) dissent from:
(A) a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;
(B) a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;
(C) a plan of exchange in which the ownership interest of the owner is to be acquired;
(D) a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion;
(E) a merger effected under Section 10.006 in which:
(i) the owner is entitled to vote on the merger; or
(ii) the ownership interest of the owner is converted or exchanged;
(F) a merger effected under Section 21.459(c) in which the shares of the shareholders are converted or exchanged; or
(G) if the owner owns shares that were entitled to vote on the amendment, an amendment to a domestic for-profit corporation's certificate of formation to:
(i) add the provisions required by Section 3.007(e) to elect to be a public benefit corporation; or
(ii) delete the provisions required by Section 3.007(e), which in effect cancels the corporation's election to be a public benefit corporation; and
(2) subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.
(b) Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:
(1) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:
(A) listed on a national securities exchange; or
(B) held of record by at least 2,000 owners;

(2) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and
(3) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration other than:
(A) ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:
(i) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or
(ii) held of record by at least 2,000 owners;
(B) cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or
(C) any combination of the ownership interests and cash described by Paragraphs (A) and (B).
(c) Subsection (b) shall not apply either to a domestic entity that is a subsidiary with respect to a merger under Section 10.006 or to a corporation with respect to a merger under Section 21.459(c).
(d) Notwithstanding Subsection (a), an owner of an ownership interest in a domestic for-profit corporation subject to dissenters' rights may not dissent from an amendment to the corporation's certificate of formation described by Subsection (a)(1)(G) if the shares held by the owner are part of a class or series of shares, on the record date set for purposes of determining which owners are entitled to vote on the amendment:
(1) listed on a national securities exchange; or
(2) held of record by at least 2,000 owners.
§ 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL.
(a) A domestic entity subject to dissenters' rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner's rights under that section if:
(1) the action or proposed action is submitted to a vote of the owners at a meeting; or
(2) approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.
(b) If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters' rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.
(b-1) If a corporation effects a merger under Section 21.459(c), the responsible organization shall notify the shareholders of that corporation who have a right to dissent to the plan of merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. Notice required under this subsection that is given to shareholders before the effective date of the merger may, but is not required to, contain a statement of the merger's effective date. If the notice is not given to the shareholders until on or after the effective date of the merger, the notice must contain a statement of the merger's effective date.
(c) A notice required to be provided under Subsection (a), (b), or (b-1) must:
(1) be accompanied by a copy of this subchapter; and
(2) advise the owner of the location of the responsible organization's principal executive offices to which a notice required under Section 10.356(b)(1) or a demand under Section 10.356(b)(3), or both, may be provided.

(d) In addition to the requirements prescribed by Subsection (c), a notice required to be provided:
(1) under Subsection (a)(1) must accompany the notice of the meeting to consider the action;
(2) under Subsection (a)(2) must be provided to:
(A) each owner who consents in writing to the action before the owner delivers the written consent; and
(B) each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect; and
(3) under Subsection (b-1) must be provided:
(A) if given before the consummation of the tender or exchange offer described by Section 21.459(c)(2), to each shareholder to whom that offer is made; or
(B) if given after the consummation of the tender or exchange offer described by Section 21.459(c)(2), to each shareholder who did not tender the shareholder's shares in that offer.
(e) Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).
(f) If the notice given under Subsection (b-1) did not include a statement of the effective date of the merger, the responsible organization shall, not later than the 10th day after the effective date, give a second notice to the shareholders notifying them of the merger's effective date. If the second notice is given after the later of the date on which the tender or exchange offer described by Section 21.459(c)(2) is consummated or the 20th day after the date notice under Subsection (b-1) is given, then the second notice is required to be given to only those shareholders who have made a demand under Section 10.356(b)(3).
§ 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.
(a) An owner of an ownership interest of a domestic entity subject to dissenters' rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner's right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.
(b) To perfect the owner's rights of dissent and appraisal under Section 10.354, an owner:
(1) if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:
(A) is addressed to the entity's president and secretary;
(B) states that the owner's right to dissent will be exercised if the action takes effect;
(C) provides an address to which notice of effectiveness of the action should be delivered or mailed; and
(D) is delivered to the entity's principal executive offices before the meeting;
(2) with respect to the ownership interest for which the rights of dissent and appraisal are sought:
(A) must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and
(B) may not consent to the action if the action is approved by written consent; and
(3) must give to the responsible organization a demand in writing that:
(A) is addressed to the president and secretary of the responsible organization;
(B) demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C) provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;
(D) states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and
(E) is delivered to the responsible organization at its principal executive offices at the following time:
(i) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;
(ii) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners;
(iii) not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006; or
(iv) not later than the 20th day after the date the responsible organization gives to the shareholder the notice required by Section 10.355(b-1) or the date of the consummation of the tender or exchange offer described by Section 21.459(c)(2), whichever is later, if the action is a merger effected under Section 21.459(c).
(c) An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.
(d) Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner's failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner's rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.
(e) If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner's right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.
§ 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.
(a) An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:
(1) payment for the ownership interest has been made under Sections 10.358 and 10.361; or
(2) a petition has been filed under Section 10.361.
(b) Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).
§ 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.
(a) Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:
(1) accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or
(2) rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b) If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:
(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or
(2) signed assignments of the ownership interests if the ownership interests are uncertificated.
(c) If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:
(1) an estimate by the responsible organization of the fair value of the ownership interests; and
(2) an offer to pay the amount of the estimate provided under Subdivision (1).
(d) If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect.
(e) If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:
(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or
(2) signed assignments of the ownership interests if the ownership interests are uncertificated.
§ 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.
(a) A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.
(b) If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:
(1) a reference to the demand; and
(2) the name of the original dissenting owner of the ownership interest.
§ 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.
A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.
§ 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.
(a) If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner's ownership interests in a court in:
(1) the county in which the organization's principal office is located in this state; or
(2) the county in which the organization's registered office is located in this state, if the organization does not have a business office in this state.
(b) A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c) On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.
(d) The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:
(1) the responsible organization; and
(2) each owner named on the list described by Subsection (c) at the address shown for the owner on the list.
(e) The court shall:
(1) determine which owners have:
(A) perfected their rights by complying with this subchapter; and
(B) become subsequently entitled to receive payment for the fair value of their ownership interests; and
(2) appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).
(f) The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.
(g) The beneficial owner of an ownership interest subject to dissenters' rights held in a voting trust or by a nominee on the beneficial owner's behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):
(1) the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and
(2) the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.
§ 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.
(a) For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.
(b) In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.
(c) The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

§ 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.
(a) An appraiser appointed under Section 10.361 has the power and authority that:
(1) is granted by the court in the order appointing the appraiser; and
(2) may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.
(b) The appraiser shall:
(1) determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and
(2) file with the court a report of that determination.
(c) The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).
(d) The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.
§ 10.364. OBJECTION TO APPRAISAL; HEARING.
(a) A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).
(b) If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.
(c) Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.
(d) The responsible organization shall:
(1) immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and
(2) pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.
(e) On payment of the judgment, the dissenting owner does not have an interest in the:
(1) ownership interest for which the payment is made; or
(2) responsible organization with respect to that ownership interest.
§ 10.365. COURT COSTS; COMPENSATION FOR APPRAISER.
(a) An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.
(b) All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.
§ 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.
(a) An ownership interest of an organization acquired by a responsible organization under this subchapter:
(1) in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2) in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.
(b) An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:
(1) receive payment for the ownership interest under this subchapter; and
(2) bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.
(c) An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.
§ 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.
(a) The rights of a dissenting owner terminate if:
(1) the owner withdraws the demand under Section 10.356;
(2) the owner's right of dissent is terminated under Section 10.356;
(3) a petition is not filed within the period required by Section 10.361; or
(4) after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.
(b) On termination of the right of dissent under this section:
(1) the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;
(2) the owner's right to be paid the fair value of the owner's ownership interests ceases;
(3) the owner's status as an owner of those ownership interests is restored, as if the owner's demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner's ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;
(4) the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner's demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner's ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;
(5) any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner's ownership interests or the other rights or entitlements of the owner under this subsection; and
(6) the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner's payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.
§ 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.
In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:
(1) the value of the ownership interest; or
(2) money damages to the owner with respect to the action.

APPENDIX C
FAIRNESS OPINION OF FINANCIAL ADVISOR TO AIM
[Letterhead of Magstar Capital, LLC]
February 10, 2020
Board of Directors
AIM Bancshares, Inc.
110 College Avenue
Levelland, TX 79336
Ladies and Gentlemen:
Magstar Capital, LLC (“we” or “Magstar”) understands that Heartland Financial USA, Inc., a Delaware corporation (“Heartland”), and AIM Bancshares, Inc., a Texas corporation (“AIM”) are about to enter into an Agreement and Plan of Merger to be dated on or about February 11, 2020 (the "Agreement"). AIM owns all of the issued and outstanding capital stock of AimBank, a Texas state-chartered bank (“AimBank”), and Heartland owns all of the issued and outstanding capital stock of First Bank & Trust, a Texas state-chartered bank (“FB&T”). Pursuant and subject to the terms of the Agreement, AIM will be merged with and into Heartland (the "Merger"), with Heartland as the corporation surviving the Merger (the “Surviving Corporation.”). As further set forth in the Agreement, AimBank will also be merged with and into FB&T (the “Bank Merger”) pursuant to an Agreement of Merger (the “Bank Merger Agreement”) between AimBank and FB&T as set forth in the Agreement. Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Agreement.
Pursuant and subject to the terms of the Agreement, at the Effective Time, and without any further action of Heartland, AIM or any AIM Shareholder, each issued and outstanding share of AIM Common Stock (other than shares to be canceled pursuant to Section 2.3(c) of the Agreement and Dissenting Shares) will be canceled and extinguished and be converted into and become a right to receive (i) subject to Section 2.4 of the Agreement, the Cash Consideration, and (ii) subject to Section 2.5 of the Agreement, 207.0 shares (the “Exchange Ratio”) of Heartland Common Stock (the “Stock Consideration” and, together with the Actual Cash Consideration, the “Merger Consideration”). Pursuant to the Agreement, the “Cash Consideration” means an amount equal to $685.00 for each AIM Common Share Outstanding. The Cash Consideration is subject to adjustment pursuant to Section 2.4 of the Agreement, as to which adjustments we express no opinion.
We note that, if the Adjusted Tangible Common Equity is less than $145,000,000 (the “Bottom Threshold Amount”), the Cash Consideration will be reduced by an amount equal to (a) the amount by which the Adjusted Tangible Common Equity is below the Bottom Threshold Amount, divided by (b) the AIM Common Shares Outstanding (the “Downwardly Adjusted Cash Consideration”). If the Adjusted Tangible Common Equity is greater than $148,000,000, the Cash Consideration will be increased by an amount equal to (i) the lesser of (x) $5,000,000, and (y) the amount by which the Adjusted Tangible Common Equity is above $148,000,000, divided by (ii) the AIM Common Shares Outstanding (the “Upwardly Adjusted Cash Consideration”). You have further advised us that, in the event that the Effective Time occurs prior to June 30, 2020, the Bottom Threshold Amount will be reduced by an amount equal to the product of (A) $70,000, multiplied by (B) the number of calendar days from the Effective Time through June 30, 2020.
We further note that, at the Effective Time, each option to purchase shares of AIM Common Stock (an “AIM Stock Option”) which is outstanding and unexercised immediately prior to the Effective Time will be cancelled in exchange for the right to receive from Heartland a single lump sum cash payment equal to the product of (a) the number of shares of AIM Common Stock subject to such AIM Stock Option immediately prior to the Effective Time, and (b) the excess of (i) an amount determined by (A) multiplying the Exchange Ratio by the Heartland Closing Date Stock VWAP plus (B) the Actual Cash Consideration, over (ii) the exercise price per share of such AIM Stock Option (the amount determined by the foregoing formula, the “Option Consideration”), less any applicable Taxes required to be withheld with respect to such payment in accordance with Section 2.12 of the Agreement. You have advised us that as of the date hereof, the value of the Option Consideration is approximately $9.96 million (based on 1,735 options outstanding with a weighted average strike price of $5,241.61, and assuming a $49.74 closing price of Heartland Common Stock as of February 7, 2020).

Since the actual Merger Consideration, as described in the Agreement, and any adjustments thereto, cannot be determined until dates after the date of this opinion, potential future adjustments to Merger Consideration, if any, have not been accounted for in this fairness opinion. You have instructed us to assume for purposes of our analysis and opinion that AIM will have Adjusted Tangible Common Equity in an amount greater than $145,000,000 as of the applicable determination date. Accordingly, based on the foregoing, and assuming no adjustments to the Merger Consideration under the terms of the Agreement, we have assumed for purposes of our opinion and analysis, and with your consent, that the holders of AIM Common Stock will have the right to receive Merger Consideration with an estimated value of $269,631,674 (comprised of Cash Consideration in the amount of $16,819,476, and Stock Consideration in the amount of 5,082,674 shares of Heartland Common Stock which, based on the closing price of Heartland Common Stock of $49.74 per share as of February 7, 2020, has an estimated value of approximately $252,812,198).
You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of AIM Common Stock. This opinion addresses only the fairness of the Merger Consideration to be paid in connection with the Merger and we are not opining on any individual stock, cash, option, or other components of the consideration payable in connection with the Merger.
During the course of our engagement and for the purposes of the opinion set forth herein, we have:
(i)	reviewed a draft of the Agreement dated February 7, 2020, as provided to Magstar by Aim;
(ii)	reviewed unaudited financial statements for AIM, AimBank, Heartland and FB&T, as of and for the year ending December 31, 2019;
(iii)	reviewed certain historical annual reports of AIM, AimBank, Heartland and FB&T, including for the year ending December 31, 2019;
(iv)	reviewed certain historical publicly available business and financial information concerning each of AIM, AimBank, Heartland and FB&T;
(v)
reviewed certain internal financial statements and other financial and operating data of AIM, AimBank, Heartland and FB&T including, without limitation, internal financial analyses and forecasts prepared by management of AIM, AimBank, Heartland and FB&T, and held discussions with senior management of AIM, AimBank, Heartland and FB&T regarding recent developments and regulatory matters;

(vi)	reviewed financial projections prepared by certain members of senior management of AIM, AimBank, Heartland and FB&T;
(vii)
discussed with certain members of senior management of AIM, AimBank, Heartland and FB&T, the business, financial condition, results of operations and future prospects of AIM, AimBank, Heartland and FB&T; the history and past and current operations of AIM, AimBank, Heartland and FB&T; AIM’s, AimBank’s, Heartland’s and FB&T’s historical financial performance; and their assessment of the rationale for the Merger;

(viii)
reviewed and analyzed materials detailing the Merger prepared by AIM, AimBank, Heartland and FB&T and by their respective legal and financial advisors including the estimated amount and timing of the cost savings and related expenses, purchase accounting adjustments and synergies expected to result from the Merger (the “Synergies”);

(ix)	assessed general economic, market and financial conditions;
(x)
analyzed the pro forma financial impact of the Merger on the combined company’s earnings, tangible book value, financial ratios and other such metrics we deemed relevant, giving effect to the Merger based on assumptions relating to the Synergies;

(xi)	reviewed certain S&P CapIQ consensus income and balance sheet estimates for Heartland for 2020 and 2021;
(xii)	reviewed historical market prices and trading volumes of Heartland’s Common Stock;
(xiii)	reviewed the certain publicly available financial information and stock market data related to selected public financial institutions/commercial banks that we deemed relevant to our analysis;

(xiv)
reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(xv)	taken into consideration our experience in other similar transactions as well as our knowledge of the banking and financial services industry; and
(xvi)	performed such other analyses and considered such other factors as we have deemed appropriate.
We have assumed, without investigation, that there have been, and from the date hereof through the Effective Date will be, no material changes in the financial condition and results of operations of AIM, AimBank, Heartland, or FB&T since the date of the latest financial information described above. We have relied, without independent verification or investigation, on the assessments of the management of AIM, AimBank, Heartland, or FB&T as to their existing and future relationships with key employees and partners, clients, products and services, and we have assumed, with your consent, that there will be no developments with respect to any such matters that would affect our analyses or opinion. We have further assumed, without independent verification, that the representations and financial and other information included in the Agreement and all other related documents and instruments that are referred to therein or otherwise provided to us by AIM, AimBank, Heartland, or FB&T are true and complete. We have relied upon the management of AIM, AimBank, Heartland, or FB&T as to the reasonableness and achievability of the financial forecasts, and projections, estimates and other forward-looking information (including the Synergies) provided to us by AIM, AimBank, Heartland, or FB&T, and we assumed such forecasts, projections, estimates and other forward-looking information (including the Synergies) have been reasonably prepared by AIM, AimBank, Heartland, or FB&T on a basis reflecting the best currently available information and AIM’s, AimBank’s, Heartland’s, or FB&T’s judgments and estimates. We have assumed that such forecasts, projections, estimates and other forward-looking information (including the Synergies) would be realized in the amounts and at the times contemplated thereby, and we do not, in any respect, assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by AIM and AimBank to rely upon such forecasts, projections, estimates and other information and data, and we express no view as to any such forecasts, projections, estimates or other forward-looking information or data, or the bases or assumptions on which they were prepared.
In performing our review, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by AIM, AimBank, Heartland, and FB&T or their respective representatives or that was otherwise reviewed by us for purposes of rendering this opinion. We have further relied on the assurances of the respective management of AIM, AimBank, Heartland, and FB&T and that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.
We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto or otherwise. We have assumed that such allowances for AIM, AimBank, Heartland, and FB&T are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of AIM, AimBank, Heartland, and FB&T, the collateral securing any such assets or liabilities, or the collectability of any such assets, and we were not furnished with any such evaluations or appraisals, nor did we review any loan or credit files of AIM, AimBank, Heartland, or FB&T. We also did not conduct a review of any credit mark which may be taken in connection with the Merger nor have we evaluated the adequacy of any contemplated credit mark to be so taken.
In arriving at our opinion, we have not evaluated the solvency of AIM, AimBank, Heartland, or FB&T, under any state or federal law relating to bankruptcy, insolvency or similar matters. Accordingly, we express no opinion regarding the liquidation value of AIM, AimBank, Heartland, or FB&T, or any other entity. We have also assumed that AIM, AimBank, Heartland, and FB&T would remain as a going concern for all periods relevant to our analysis. Accordingly, we express no opinion with respect to the foregoing. Further, without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which AIM, AimBank, Heartland, or FB&T is a party or may be subject, and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither AIM, AimBank, Heartland, nor FB&T is a party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Agreement.
We have relied upon and assumed with your consent and without independent verification, that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by AIM, Heartland or any other party to the Agreement and that the final Agreement will not differ materially from the draft we reviewed. We have assumed that the Merger will be consummated in compliance with all applicable laws and regulations. AIM has advised us that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on AIM, AimBank, Heartland, or FB&T, or would have a material adverse effect on the contemplated benefits of the Merger. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.
Our opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the Merger on AIM, Heartland or their respective shareholders; (ii) any advice or opinions provided by any other advisor to the Board of Directors of AIM or Heartland; (iii) any other strategic alternatives that might be available to AIM; or (iv) whether Heartland has sufficient cash or other sources of funds to enable it to pay any consideration contemplated by the Merger.
Our opinion does not constitute a recommendation to AIM as to whether or not it should enter into the Agreement or to any shareholders of AIM as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the Merger. Our opinion does not address the underlying business decision to proceed with the Merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of AIM or AimBank relative to the amount of consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best price that could be obtained in the Merger or in an acquisition, sale, merger, or combination transaction with a third party. We do not express any opinion as to the prices, trading range or volume at which Heartland Common Stock may trade following the announcement of the proposed Merger, following the consummation of the Merger, or the prices at which shares of Heartland Common Stock may be purchased or sold at any time. We render no opinion as to the value of Heartland Common Stock when such stock is actually received by shareholders of AIM. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of AIM or Heartland.
This opinion was approved by Magstar’s fairness opinion committee. This letter is directed solely to the Board of Directors of AIM and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement or information statement to be delivered to the holders of AIM’s common stock in connection with the Merger if, and only if, this letter is quoted in full or attached as an exhibit to such document, this letter has not been withdrawn prior to the date of such document, and any description of or reference to Magstar or the analyses performed by Magstar or any summary of this opinion in such filing is in a form acceptable to Magstar and its counsel in the exercise of their reasonable judgment.
Our opinion is based solely upon the information available to us and described above, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring or information that becomes available after the date hereof. No assurance can be given that downward adjustments to the consideration to be received in the Merger will not be required by the actual results of operations of AIM or AimBank after December 31, 2019.
In arriving at this opinion, Magstar did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Magstar believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.
Magstar, as part of its investment banking business, performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we and Hillworth, LLC (“Hillworth”), an advisory firm focused on community banks and thrifts, were retained by AIM to act as its financial advisor in connection with the Merger. Members of Hillworth, are registered representatives of Magstar and any securities transactions and investment banking services to be rendered to Hillworth’s clients are provided through Magstar.
We will receive compensation from AIM in connection with our services, which will include, without limitation, a fairness opinion fee that is contingent upon the issuance of this opinion letter, and a completion fee that is contingent upon the consummation of the Merger. AIM has also agreed to indemnify us, Hillworth and our affiliates for certain liabilities that may arise out of this engagement. In the past two years, Magstar has not provided investment banking or financial advisory services to AIM or AimBank. Magstar or its affiliates may in the future provide investment banking and financial advisory services to Heartland and receive compensation for such services, although to our knowledge none are expected at this time. During the past two years, certain registered representatives of Magstar, who are also separate owners and employees of Hillworth, have been engaged by, and provided services to AIM through Hillworth.
Based upon and subject to the foregoing review, assumptions and limitations, we are of the opinion, as of the date hereof, that the Merger Consideration to be paid in connection with the Merger is fair to the holders of AIM Common Stock from a financial point of view.
Sincerely,

/s/ Magstar Capital, LLC
Magstar Capital, LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers.
Heartland is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.
As permitted by Delaware law, Heartland has included in its certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain limitations. In addition, Heartland's certificate of incorporation and bylaws provide that it is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary and Heartland may advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.
Item 21.	Exhibits and Financial Statement Schedules.
Number	Description
2.1
Agreement and Plan of Merger, dated as of February 11, 2020, between Heartland Financial USA, Inc. and AIM Bancshares, Inc. (incorporated by reference from Exhibit 2.4 to the Registrant's Annual Report on Form 10-K filed on February 26, 2020)

3.1	Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 10, 2008)
3.2	Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2009)
3.3	Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2015)
3.4
Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.4 to the Registrant's Amendment No. 2 to it Form S-4 Registration Statement filed on May 18, 2017)

3.6	Bylaws of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed on March 15, 2004)
5.1	Opinion of Dorsey & Whitney LLP with respect to legality*
8.1	Opinion of Fennimore, Kay, Harrison & Ford, LLP with respect to tax matters*
10.1	Employment Agreement, dated as of February 11, 2020, by and among Heartland Financial USA, Inc., First Bank & Trust, AIM Bancshares, Inc., AimBank and Scott L. Wade*
10.2	Employment Agreement, dated February 11, 2020, by and among Heartland Financial USA, Inc., First Bank & Trust, AIM Bancshares, Inc., AimBank and Jeremy Ferrell*

Number	Description
10.3	Shareholder Voting Agreement, dated as of February 11, 2020, by and among Heartland Financial USA, Inc, AIM Bancshares, Inc. and Certain Shareholders of AIM Bancshares, Inc.*
23.1	Consent of KPMG LLP*
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
23.3	Consent of Fennimore, Kay, Harrison & Ford, LLP (included in Exhibit 8.1)
23.4	Consent of Magstar Capital, LLC*
24.1	Power of Attorney*
99.1	Form of proxy card for holders of AIM Bancshares, Inc. Common Stock*
*	Filed herewith.
Item 22.	Undertakings.
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), 424(b)(5), or 424(b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), 415(a)(1)(vii), or 415(a)(1)(x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of the securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7)
To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10 (b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dubuque, State of Iowa, on May 18, 2020.
HEARTLAND FINANCIAL USA, INC.

By:	/s/ Bruce K. Lee
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 18, 2020.
Signature	Title
/s/ Bruce K. Lee	President and Chief Executive Officer (principal executive officer and duly authorized officer)
Bruce K. Lee

/s/ Bryan R. McKeag*	Executive Vice President and Chief Financial Officer (principal financial officer)
Bryan R. McKeag

/s/ Janet M. Quick*	Executive Vice President and Deputy Chief Financial Officer (principal accounting officer)
Janet M. Quick

/s/ Lynn B. Fuller*	Executive Operating Chairman and Director
Lynn B. Fuller

/s/ Robert B. Engel*	Director
Robert B. Engel

/s/ Mark C. Falb*	Director
Mark C. Falb

/s/ Thomas L. Flynn*	Director
Thomas L. Flynn

/s/ Jennifer K. Hopkins*	Director
Jennifer K. Hopkins

/s/ R. Michael McCoy*	Director
R. Michael McCoy

/s/ Susan G. Murphy*	Director
Susan G. Murphy

/s/ Barry H. Orr*	Director
Barry H. Orr

/s/ Kurt M. Saylor*	Director
Kurt M. Saylor

Signature	Title
/s/ John K. Schmidt*	Director
John K. Schmidt

/s/ Martin J. Schmitz*	Director
Martin J. Schmitz

/s/ Duane E. White*	Director
Duane E. White

/s/ Michael J. Coyle	Attorney in Fact
Michael J. Coyle
*	Executed by Michael J. Coyle as Attorney-in-Fact